Registration No. 333-191339

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8062	13-3893191
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4000 Meridian Boulevard

Franklin, Tennessee 37067

(615) 465-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rachel A. Seifert

Community Health Systems, Inc.

Executive Vice President, Secretary and General Counsel

4000 Meridian Boulevard

Franklin, Tennessee 37067

(615) 465-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen Fraidin Thomas W. Christopher Michael P. Brueck Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022	Steven E. Clifton Senior Vice President and General Counsel Health Management Associates, Inc. 5811 Pelican Bay Blvd., Suite 500 Naples, Florida 34108	Michael J. Aiello Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable on or after the effective date of this registration statement after all other conditions to the completion of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

The information in this proxy statement/prospectus is not complete and may be changed. Community Health Systems, Inc. may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Community Health Systems, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2013

PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER—YOUR VOTE IS IMPORTANT

Dear stockholders of Health Management Associates, Inc.:

On July 29, 2013, the boards of directors of Health Management Associates, Inc., or “HMA,” and Community Health Systems, Inc., or “CHS,” each approved an agreement and plan of merger, entered into on July 29, 2013 and amended on September 24, 2013 and, as amended, referred to as the “merger agreement,” providing for HMA to be acquired by CHS, which transaction is referred to as the “merger.” You are cordially invited to attend a special meeting of HMA stockholders to be held at the Ritz-Carlton Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida 34109, at 8:00 a.m., local time, on January 8, 2014.

At the HMA special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement, pursuant to which HMA would be acquired through a merger with a wholly owned subsidiary of CHS. If the merger contemplated by the merger agreement is completed, each share of common stock of HMA outstanding immediately prior to the effective time of the merger (other than treasury shares of HMA and any shares of HMA common stock owned by CHS or any subsidiary of CHS or HMA, and other than shares of HMA common stock as to which dissenters’ rights have been properly exercised), pursuant to the General Corporation Law of the State of Delaware, will be converted into the right to receive (1) $10.50 in cash, without interest, (2) 0.06942 shares of common stock of CHS and (3) one contingent value right issued by CHS, and is subject to any applicable withholding of taxes and the payment of cash in lieu of fractional shares. This is referred to as the “merger consideration.” CHS expects to issue approximately 18,361,256 shares of CHS common stock and approximately 264,495,187 CVRs in the merger. The implied value of the stock portion of the merger consideration will fluctuate as the market price of CHS common stock fluctuates. You should obtain current stock price quotations for CHS common stock and HMA common stock before deciding how to vote with respect to the adoption of the merger agreement. CHS common stock and HMA common stock are listed for trading on the New York Stock Exchange under the symbols “CYH” and “HMA,” respectively. In addition, the value, if any, of the CVRs is speculative.

At the HMA special meeting, you also will be asked to consider and vote upon a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger and a proposal to adjourn the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

After careful consideration, on July 29, 2013, the HMA board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of HMA and its stockholders. On August 12, 2013, Glenview Capital Management, LLC, or Glenview, delivered written consents from holders of HMA common stock, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of Glenview’s successful consent solicitation, HMA announced on August 16, 2013, following an independent inspector of election’s certification of written consents, that all of the incumbent HMA board members were removed and replaced by the Glenview nominees. On November 12, 2013, after careful consideration, the new HMA board of directors unanimously determined to reaffirm the determination of the prior HMA board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable to and in the best interests of HMA and its stockholders. The HMA board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement; “FOR” the approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger; and “FOR” the approval of the adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

The accompanying document is a proxy statement of HMA and a prospectus of CHS, and provides you with information about HMA, CHS, the proposed merger and the special meeting of HMA stockholders. HMA and CHS encourage you to read the entire proxy statement/prospectus carefully.

You may also obtain more information about HMA and CHS from documents HMA and CHS have filed with the Securities and Exchange Commission.

For a discussion of risk factors you should consider in evaluating the merger agreement you are being asked to adopt, see “Risk Factors” beginning on page 30 of the accompanying proxy statement/prospectus.

Your vote is important. Adoption of the merger agreement requires the approval of the holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon. The failure of any stockholder to vote will have the same effect as a vote against adopting the merger agreement. Accordingly, whether or not you plan to attend the HMA special meeting, you are requested to promptly vote your shares by proxy electronically via the Internet, by telephone or by sending in the appropriate paper proxy card as instructed in these materials. If you sign, date and mail your proxy card without indicating how you wish to vote, your vote will be counted as a vote “FOR” each of the proposals described in the accompanying proxy statement/prospectus.

Granting a proxy will not prevent you from voting your shares in person if you choose to attend the HMA special meeting.

We thank you for your continued support of HMA.

Sincerely,

The board of directors of Health Management Associates, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in the accompanying proxy statement/prospectus nor have they approved or disapproved of the issuance of the CHS common stock or the CVRs in connection with the merger, or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated November [—], 2013 and is first being mailed to HMA stockholders on or about November [—], 2013

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 Pelican Bay Boulevard

Suite 500

Naples, Florida 34108-2710

(239) 598-3131

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 8, 2014

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Health Management Associates, Inc., or “HMA,” will be held at the Ritz-Carlton Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida 34109, at 8:00 a.m., local time, on January 8, 2014. Holders of HMA common stock at the close of business on November 22, 2013 (such date and time, the “record date”) will be asked to:

Proposal 1.	consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of July 29, 2013, as it may be amended from time to time, by and among HMA, Community Health Systems, Inc., or “CHS,” and FWCT-2 Acquisition Corporation (the “merger agreement”);

Proposal 2.	consider and vote, on a non-binding, advisory basis, to approve compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement; and

Proposal 3.	consider and vote upon the approval of the adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

Please refer to the attached proxy statement/prospectus and the merger agreement for further information with respect to the business to be transacted at the HMA special meeting. HMA expects to transact no other business at the meeting. Holders of record of HMA common stock as of the record date will be entitled to notice of and to vote at the HMA special meeting with regard to Proposals 1–3 described above.

The HMA board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement; “FOR” the approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger; and “FOR” the approval of the adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

Your vote is important regardless of the number of shares that you own. Whether or not you plan on attending the HMA special meeting, we urge you to read the proxy statement/prospectus carefully and to please vote your shares as promptly as possible. You may vote your shares by proxy electronically via the Internet, by telephone, by completing and sending in the appropriate paper proxy card or in person at the HMA special meeting.

All HMA stockholders as of the record date are cordially invited to attend the HMA special meeting.

By Order of the Board of Directors

Kathleen K. Holloway

Corporate Secretary

Naples, Florida

November [—], 2013

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about each of CHS and HMA from documents that each company has filed or will file with the Securities and Exchange Commission, or the “SEC,” but that are not being included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may read and copy the documents incorporated by reference in this proxy statement/prospectus and other information about each of CHS and HMA that is filed with the SEC under the Securities and Exchange Act of 1934, or the “Exchange Act,” at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can also obtain such documents free of charge through the SEC’s website, www.sec.gov, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about Community Health Systems, Inc.:		For information about Health Management Associates, Inc.:
By Mail:	Community Health Systems, Inc. 4000 Meridian Boulevard Franklin, Tennessee 37067 Attention: Investor Relations	By Mail:	Health Management Associates, Inc. 5811 Pelican Bay Boulevard, Suite 500 Naples, Florida 34108 Attention: Investor Relations
By Telephone:	(615) 465-7000	By Telephone:	(239) 598-3131

If you would like to request any documents, please do so by December 26, 2013 in order to receive them before the HMA special meeting.

For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 189. Please note that information contained on the websites of CHS or HMA is not incorporated by reference in, nor considered to be part of, this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

CHS has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to CHS. HMA has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to HMA. CHS and HMA have both contributed to information relating to the merger.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated November [—], 2013, and is based on information as of November [—], 2013 or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the stockholders of HMA nor the taking of any actions contemplated hereby by CHS or HMA at any time will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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DEFINED TERMS

This proxy statement/prospectus generally avoids the use of technical defined terms, but a few frequently used terms may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, this proxy statement/prospectus refers to:

•	the transaction pursuant to which CHS’s wholly owned subsidiary, Merger Sub, will merge with and into HMA, and HMA will become a direct or indirect wholly owned subsidiary of CHS, and the conversion of shares of HMA common stock into rights to receive cash, shares of CHS common stock and contingent value rights issued by CHS, as the “merger”;

•	the Agreement and Plan of Merger, dated as of July 29, 2013 (as it may be amended from time to time), by and among HMA, CHS and Merger Sub, pursuant to which the merger will be completed, as the “merger agreement”;

•	the (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock to be paid by CHS and (3) one contingent value right issued by CHS in accordance with the terms of the CVR agreement in exchange for each share of HMA common stock pursuant to the terms of the merger agreement, as the “merger consideration”;

•	Community Health Systems, Inc., a Delaware corporation, as “CHS”;

•	the board of directors of CHS as the “CHS board of directors”;

•	the by-laws of CHS, as amended and restated on February 27, 2008, as the “CHS By-laws”;

•	the restated certificate of incorporation of CHS, as amended on May 18, 2010, as the “CHS Charter”;

•	the common stock, par value $0.01 per share, of CHS as “CHS common stock”;

•	FWCT-2 Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of CHS, as “Merger Sub”;

•	Health Management Associates, Inc., a Delaware corporation, as “HMA”;

•	the board of directors of HMA as the “HMA board of directors”;

•	the by-laws of HMA, as amended and restated on December 7, 2010, and as amended and restated as of August 12, 2013, as the “HMA By-laws”;

•	the fifth restated certificate of incorporation of HMA, as amended on March 3, 1999, as the “HMA Charter”;

•	the class A common stock, par value $0.01 per share, of HMA as “HMA common stock”;

•	the General Corporation Law of the State of Delaware, as the “DGCL”;

•	the Contingent Value Rights Agreement as the “CVR agreement”; and

•	a contingent value right issued by CHS in accordance with the terms of the CVR agreement as a “CVR” or “contingent value right”.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. The HMA board of directors is soliciting proxies from its stockholders to vote at a special meeting of HMA stockholders, to be held at the Ritz-Carlton Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida 34109, at 8:00 a.m., local time, on January 8, 2014, and any adjournment or postponement of that meeting. You should read carefully this entire proxy statement/prospectus and the additional documents incorporated by reference into this proxy statement/prospectus to fully understand the matters to be acted upon and the voting procedures for the HMA special meeting.

Q:	Why have I received this proxy statement/prospectus?

A:	You are receiving this document because you were a stockholder of record of HMA on the record date for the HMA special meeting. On July 29, 2013, the boards of directors of HMA and CHS each approved the merger agreement, entered into on July 29, 2013, providing for HMA to be acquired by CHS. On November 12, 2013, after careful consideration, the new HMA board of directors unanimously determined to reaffirm the determination of the prior HMA board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable to and in the best interests of HMA and its stockholders. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which we encourage you to review.

In order to complete the merger, HMA stockholders must vote to adopt the merger agreement. Adoption of the merger agreement requires the approval of the holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon.

This document is being delivered to you as both a proxy statement of HMA and a prospectus of CHS. It is a proxy statement because the HMA board of directors is soliciting proxies from its stockholders to vote on the adoption of the merger agreement at a special meeting of HMA stockholders as well as the other matters set forth in the notice of the meeting and described in this proxy statement/prospectus, and your proxy will be used at the meeting or at any adjournment or postponement of the meeting. It is a prospectus because CHS will issue CHS common stock and CVRs to HMA stockholders in the merger. On or about November [—], 2013, HMA intends to begin to deliver to its stockholders of record as of the close of business on November 22, 2013, printed versions of these materials.

Your vote is important.

Q:	What is the merger transaction upon which I am being asked to vote?

A:	Holders of HMA common stock as of the record date are being asked to vote on the adoption of the merger agreement, pursuant to which a wholly owned subsidiary of CHS, FWCT-2 Acquisition Corporation, referred to as Merger Sub, will merge with and into HMA, with HMA surviving as a direct or indirect wholly owned subsidiary of CHS.

IF HMA STOCKHOLDERS FAIL TO ADOPT THE MERGER AGREEMENT, THE MERGER CANNOT BE COMPLETED.

Q:	What will I receive for my shares of HMA common stock in the merger?

A:	Subject to certain limitations set forth in the merger agreement, HMA stockholders will receive the following in exchange for each share of HMA common stock in the merger:

•	$10.50 in cash, without interest,

•	0.06942 shares of CHS common stock, and

•	one contingent value right, or CVR, issued by CHS and payable upon final resolution of certain existing legal matters involving HMA.

The implied value of the stock portion of the merger consideration will fluctuate as the market price of CHS common stock fluctuates. You should obtain current stock price quotations for CHS common stock and HMA common stock before deciding how to vote with respect to the adoption of the merger agreement. CHS common stock and HMA common stock are listed for trading on the New York Stock Exchange under the symbols “CYH” and “HMA,” respectively. In addition, the value, if any, of the CVRs is speculative.

Q:	What are the terms of the CVR?

A:	Upon the closing of the merger, CHS and a trustee mutually acceptable to CHS and HMA will enter into a Contingent Value Rights Agreement governing the terms of the CVRs. A holder of a CVR will be entitled to receive a cash payment of up to $1.00 per CVR following and conditioned upon the final resolution of certain existing legal matters involving HMA. If the amount of certain specified losses (including attorney’s fees and expenses) arising out of or relating to such legal matters exceeds a deductible of $18,000,000, the amount payable in respect of each CVR will be reduced (but not below zero) by a pro rata portion (based on the total number of CVRs outstanding at the time of final resolution of such legal matters) of $0.90 for each dollar of losses in excess of the $18,000,000 deductible. To the extent such specified losses arising out of such legal matters exceeds approximately $318,000,000, the amount payable in respect of each CVR will be zero. For purposes of calculating the payment to the CVR holders, the amount of such losses will be net of any amounts actually recovered by CHS under insurance policies. After the closing of the merger, CHS will control the management and disposition of the above mentioned legal matters involving HMA, including with respect to the defense, negotiation and settlement thereof. The CVRs do not have a finite payment date.

For more information on the terms of the CVRs, see the section entitled “Description of the CVRs” beginning on page 166 and see the form of CVR agreement attached as Annex B to this proxy statement/prospectus.

Q:	Where will the CHS common stock and the CVR that I receive in the merger be traded?

A:	CHS will apply to have the new shares of CHS common stock issued in the merger listed on the New York Stock Exchange, which we refer to as the NYSE, upon the closing of the merger. CHS common stock is traded on the NYSE under the symbol “CYH”. CHS will apply to have the CVRs approved for listing on NASDAQ, provided, that, in the event the CVRs are unable to be approved for listing on NASDAQ, CHS will use its reasonable best efforts to cause the CVRs to be approved for listing on any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board.

Q:	How does the HMA board recommend that HMA stockholders vote?

A:

On July 29, 2013, the HMA board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of HMA and its stockholders. On November 12, 2013, after careful consideration, the new HMA board of directors unanimously determined to reaffirm the determination of the prior HMA board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable to and in the best interests of HMA and its stockholders. The HMA board of directors unanimously recommends that HMA stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger and “FOR” the proposal to adjourn the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

Q:	What effect, if any, will the replacement of all of the incumbent directors of HMA with directors nominated by Glenview have on the merger?

A:	On August 12, 2013, Glenview Capital Management, LLC, or Glenview, delivered written consents from HMA stockholders, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of the Glenview consent solicitation, on August 16, 2013, all of the incumbent HMA board members were removed and replaced by the Glenview nominees.

Subject to certain limited exceptions, including those described in the section entitled “Non-Solicitation of Alternative Proposals” beginning on page 150, the merger agreement is a binding commitment on the part of HMA to take the actions necessary to consummate the merger, including (i) recommending that HMA stockholders adopt the merger agreement, (ii) using reasonable best efforts to obtain all regulatory consents and approvals necessary to consummate the merger, (iii) cooperating with CHS in preparing this proxy statement/prospectus, filing it with the SEC and having the SEC declare it effective as promptly as practicable, and (iv) holding a meeting of HMA stockholders to adopt the merger agreement.

Q:	When is the merger expected to be completed?

A:	CHS and HMA expect the merger to be completed by the end of the first quarter of 2014. However, CHS and HMA cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, the adoption of the merger agreement by holders of at least 70% of HMA’s common stock entitled to vote thereon, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the “HSR Act,” the receipt of certain healthcare regulatory approvals, the absence of certain governmental adverse events occurring with respect to HMA, the absence of any law or regulation that prohibits the completion of the merger, no acceleration of a material amount of HMA’s debt having occurred and the approval for listing of the shares of CHS common stock and CVRs to be issued in the merger. Each party’s obligation to complete the merger is also subject to the material accuracy of the representations and warranties of the other party in the merger agreement and the compliance in all material respects with covenants of the other party in the merger agreement and the absence of a material adverse effect (as defined in the merger agreement) on the other party. The merger agreement does not include a financing condition.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this proxy statement/prospectus and in the documents incorporated by reference or referred to in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 30 and in HMA’s and CHS’s respective SEC filings referred to in “Where You Can Find More Information” beginning on page 189.

Q:	Will HMA stockholders be subject to U.S. federal income tax on the merger consideration received in the merger?

A:	The exchange of shares of HMA common stock for cash, CHS common stock and CVRs pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes.

For more information regarding the amount and timing of any income, gain or loss with respect to the merger, please see “The Merger—Material U.S. Federal Income Tax Consequences.”

All HMA stockholders should contact their own tax advisors to determine the particular tax consequences to them of exchanging HMA common stock pursuant to the merger, including the application and effect of any state, local, foreign or other tax laws.

Q:	When and where is the HMA special meeting?

A:	The HMA special meeting will be held at the Ritz-Carlton Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida 34109, at 8:00 a.m., local time, on January 8, 2014.

Q:	What matters are to be voted on at the HMA special meeting?

A:	At the HMA special meeting, holders of HMA common stock as of the close of business on November 22, 2013 (the “record date”) will be asked to:

Proposal 1.	consider and vote upon the adoption of the merger agreement;

Proposal 2.	consider and vote, on a non-binding, advisory basis, to approve compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement; and

Proposal 3.	consider and vote upon the approval of any adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

Q:	What is a quorum?

A:	In order for business to be conducted at the HMA special meeting, a quorum must be present. The quorum requirement for holding the HMA special meeting and transacting business at the HMA special meeting is the presence, in person or by proxy, of a majority of the issued and outstanding shares of HMA common stock as of the record date entitled to vote at the HMA special meeting.

Q:	What is the effect of broker non-votes?

A:	Under the rules of the New York Stock Exchange, brokers, banks and other nominees are not permitted to exercise voting discretion on any of the proposals to be voted upon at the HMA special meeting. Therefore, if a beneficial holder of shares of HMA common stock does not give the broker, bank or other nominee specific voting instructions on Proposals 1, 2 or 3, the holder’s shares of HMA common stock will not be, entitled to vote, and will not be voted, on those proposals. Broker non-votes (if any) will have the same effect as a vote against Proposal 1 and will have no effect on the voting results of Proposals 2 or 3.

Q:	Who can vote at the HMA special meeting?

A:	Holders of record at the close of business as of the record date of HMA common stock will be entitled to notice of and to vote at the HMA special meeting. Each of the shares of HMA common stock issued and outstanding on the record date is entitled to one vote at the HMA special meeting with regard to each of the proposals described above.

Q:	Why am I being asked to consider and vote upon a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger?

A:	Under SEC rules, HMA is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What will happen if HMA stockholders do not approve the golden parachute compensation?

A:	Approval of the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on HMA. Therefore, if the merger agreement is adopted by HMA stockholders and the merger is completed, this compensation, including amounts that HMA is contractually obligated to pay, could still be payable regardless of the outcome of the advisory vote, subject only to the conditions applicable thereto.

Q:	What stockholder approvals are needed?

A:	Proposal 1 requires the affirmative vote of the holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon to be approved. Proposals 2 and 3 require the affirmative vote of holders of a majority of the HMA common stock present in person or represented by proxy at the HMA special meeting.

As of November 22, 2013, the record date for determining stockholders of HMA entitled to vote at the HMA special meeting, there were 264,495,187 shares of HMA common stock outstanding and entitled to vote at the HMA special meeting, held by approximately 9,000 holders of record.

Q:	Are CHS stockholders voting on the merger?

A:	No. No vote of CHS stockholders is required to complete the merger.

Q:	If I beneficially own restricted shares of HMA common stock as of the record date issued pursuant to any of HMA’s equity incentive plans, will I be able to vote on the matters to be voted upon at the HMA special meeting?

A:	Yes. Holders who beneficially own restricted shares of HMA common stock as of the record date issued pursuant to any of HMA’s equity incentive plans may vote on the adoption of the merger agreement and on the other matters to be voted on at the HMA special meeting.

Q:	Will any other matters be presented for a vote at the HMA special meeting?

A:	HMA is not aware of any other matters that will be presented for a vote at the HMA special meeting. However, if any other matters properly come before the HMA special meeting, the proxies will have the discretion to vote upon such matters in their discretion.

Q:	Who can attend the HMA special meeting?

A:	You are entitled to attend the HMA special meeting only if you are a HMA stockholder of record or a beneficial owner as of the record date, or you hold a valid proxy for the HMA special meeting.

If you are a HMA stockholder of record and wish to attend the HMA special meeting, please so indicate on the appropriate proxy card or as prompted by the telephone or Internet voting system. Your name will be verified against the list of HMA stockholders of record prior to your being admitted to the HMA special meeting.

If a broker, bank or other nominee is the record owner of your shares of HMA common stock, you will need to have proof that you are the beneficial owner to be admitted to the HMA special meeting. A recent statement or letter from your bank or broker confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares of HMA common stock, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the HMA special meeting.

Regardless of whether you intend to attend the HMA special meeting, you are encouraged to vote your shares of HMA common stock as promptly as possible. Voting your shares will not impact your ability to attend the HMA special meeting.

Q:	How do I vote my shares?

A:	You may vote your shares of HMA common stock by proxy electronically via the Internet, by telephone, by sending in the appropriate paper proxy card or in person at the HMA special meeting. You can specify how you want your shares of HMA common stock voted on each proposal by indicating your vote on each proposal via the Internet or telephone, marking the appropriate boxes on the appropriate proxy card or voting in person at the HMA special meeting. Please review the voting instructions on the proxy card and read the entire text concerning the proposals in this proxy statement/prospectus prior to voting.

Whether you vote your proxy electronically via the Internet, by telephone or by mail, HMA will treat your proxy the same way. The individuals appointed as proxy holders will be Steven Shulman and Kathleen Holloway. The shares of HMA common stock represented by valid proxies that HMA receives in time for the HMA special meeting will be voted as specified in such proxies. Valid proxies include all proxies submitted electronically via the Internet and by telephone and all properly executed, written paper proxy cards received pursuant to this solicitation that are not later revoked. Executed proxy cards that do not provide express voting instructions will be voted “FOR” Proposals 1, 2 and 3.

Q:	How do I vote if my shares of HMA common stock are held in “street name” by a broker, bank or other nominee?

A:	If you hold your shares of HMA common stock in “street name,” you have the right to direct your broker, bank or other nominee how to vote the shares. You should complete a voting instruction card provided to you by your broker, bank or other nominee or provide your voting instructions electronically via the Internet or by telephone, if made available by your broker, bank or other nominee. If you wish to vote in person at the meeting, you must first obtain from your broker, bank or other nominee a proxy issued in your name.

Q:	If my shares of HMA common stock are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:

If you hold your shares of HMA common stock in “street name” and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on the proposals described above because your broker, bank or other nominee does not have discretionary authority to vote on these proposals. You should follow the directions your broker, bank or other nominee provides. Shares of HMA common stock that are not voted because you do not properly instruct your broker, bank or other nominee will have the effect of a vote against Proposal 1. Shares of HMA common stock that are not voted because you do not properly instruct your broker, bank or other nominee will have no effect on the outcome of Proposal 2 or 3.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the HMA special meeting. If you are a holder of record you can do so by:

•	filing a written notice of revocation with HMA’s Corporate Secretary, at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710, Attention: Corporate Secretary;

•	submitting a new proxy electronically via the Internet or by telephone at a later date (in which case only the last proxy is counted);

•	submitting a new written proxy card before the HMA special meeting (in which case only the last proxy card received is counted); or

•	attending the HMA special meeting and voting in person. Attendance at the HMA special meeting will not in and of itself constitute a revocation of a proxy.

If you hold shares of HMA common stock registered in the name of a broker, bank or other nominee, you may change your vote only by submitting new voting instructions to your broker, bank or other nominee. If the HMA special meeting is postponed or adjourned, it will not affect the ability of stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q:	What if I do not vote?

A:	If you fail to respond with a vote on Proposal 1, or if you respond and indicate that you are abstaining from voting on such proposal, it will have the same effect as a vote against Proposal 1. If you fail to respond with a vote on Proposal 2 or 3, or if you respond and indicate that you are abstaining from voting on Proposal 2 or 3, it will have no effect on the outcome of Proposal 2 or 3.

Q:	What if I receive more than one proxy card?

A:	If you receive more than one proxy card, your shares of HMA common stock are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each appropriate proxy card to ensure that all your shares are voted.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating the appropriate proxy card or voting instruction card and returning in the enclosed postage-paid envelope, or, if available, by submitting your voting instruction electronically via the Internet or by telephone, as soon as possible so that your shares of HMA common stock may be represented and voted at the HMA special meeting. In addition, you may also vote your shares in person at the HMA special meeting. If you hold shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee has enclosed, or will provide, instructions for directing your broker, bank or other nominee how to vote those shares.

Q:	Should I send in my stock certificates (or evidence of shares in book-entry form) with my proxy card?

A:	No. Please do NOT send your HMA stock certificates (or evidence of shares in book-entry form) with your proxy card.

Q:	Who can help answer my questions?

A:	If you have any questions about the HMA special meeting, the matters to be voted upon, including the merger, or questions about how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Georgeson Inc. at HMA@georgeson.com (e-mail) or call toll-free: 1-888-613-9817.

SUMMARY

This summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated herein by reference and may not contain all of the information that is important to you. To understand the merger and the other matters to be voted on by HMA stockholders at the HMA special meeting more fully, and to obtain a more complete description of the terms of the merger agreement, you should carefully read this entire proxy statement/prospectus, including the Annexes, and the documents to which CHS and HMA refer you. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 189. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

Community Health Systems, Inc. (See page 42)

Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

(615) 465-7000

CHS is one of the largest publicly-traded operators of hospitals in the United States in terms of number of facilities and net operating revenues. It provides healthcare services through the hospitals that it owns and operates in non-urban and selected urban markets throughout the United States. As of September 30, 2013, CHS owned or leased 135 hospitals, comprised of 131 general acute care hospitals and four stand-alone rehabilitation or psychiatric hospitals. These hospitals are geographically diversified across 29 states, with an aggregate of approximately 20,000 licensed beds. CHS generates revenues by providing a broad range of general and specialized hospital healthcare services and other outpatient services to patients in the communities in which it is located. Services provided through its hospitals and affiliated businesses include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. CHS also provides additional outpatient services at urgent care centers, occupational medicine clinics, imaging centers, cancer centers, ambulatory surgery centers and home health and hospice agencies.

CHS’s common stock is listed on the New York Stock Exchange under the symbol “CYH.” CHS was originally founded in 1986 and was reincorporated in 1996 as a Delaware corporation. CHS became public in 2000.

Additional information about CHS is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 189.

Merger Sub

FWCT-2 Acquisition Corporation

c/o Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

(615) 465-7000

FWCT-2 Acquisition Corporation, a Delaware corporation, referred to as Merger Sub, is a wholly owned subsidiary of CHS. Merger Sub was formed by CHS solely for the purpose of engaging in the transactions contemplated by the merger agreement and, prior to the merger, will not have engaged in any other business activities other than those relating to the transactions contemplated by the merger agreement. In the merger, Merger Sub will merge with and into HMA, and Merger Sub will cease to exist.

Health Management Associates, Inc. (See page 42)

Health Management Associates, Inc.

5811 Pelican Bay Boulevard

Suite 500

Naples, Florida 34108

(239) 598-3131

HMA, by and through its subsidiaries, operates general acute care hospitals and other health care facilities in non-urban communities. As of September 30, 2013, HMA operated 71 hospitals with a total of approximately 10,782 licensed beds in Alabama, Arkansas, Florida, Georgia, Kentucky, Mississippi, Missouri, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Washington and West Virginia. Services provided by HMA’s hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care and pediatric services. HMA also provides outpatient services such as one-day surgery, laboratory, x-ray, respiratory therapy, cardiology and physical therapy. Additionally, some of HMA’s hospitals provide specialty services in, among other areas, cardiology (e.g., open-heart surgery, etc.), neuro-surgery, oncology, radiation therapy, computer-assisted tomography scanning, magnetic resonance imaging, lithotripsy and full-service obstetrics. HMA’s facilities benefit from centralized resources, such as purchasing, information technology, finance and accounting systems, legal services, facilities planning, physician recruiting, administrative personnel management, marketing and public relations.

HMA’s class A common stock is listed on the New York Stock Exchange under the symbol “HMA.” HMA was incorporated in Delaware in 1979 but began operations through a subsidiary that was formed in 1977. HMA became public in 1991.

Additional information about HMA and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 189.

The Merger

The boards of directors of HMA and CHS have each approved a merger agreement, entered into on July 29, 2013, providing for HMA to be acquired by CHS. On November 12, 2013, after careful consideration, the new HMA board of directors unanimously determined to reaffirm the determination of the prior HMA board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable to and in the best interests of HMA and its stockholders. At the HMA special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement, pursuant to which HMA would be acquired through a merger with a wholly owned subsidiary of CHS.

The effect of the merger will be that HMA will be acquired by CHS and shares of HMA common stock will no longer be publicly traded.

HMA stockholders are receiving this proxy statement/prospectus in connection with HMA’s solicitation of proxies for its special meeting of stockholders.

The Merger Agreement (See page 143)

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. CHS and HMA encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

The CVR Agreement (See page 166)

A copy of the form of CVR agreement is attached as Annex B to this proxy statement/prospectus. CHS and HMA encourage you to read the entire form of CVR agreement carefully because it is the principal document governing the CVRs.

Merger Consideration (See page 144)

At the effective time of the merger, each share of HMA common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury shares of HMA and any shares of HMA common stock owned by CHS or any subsidiary of CHS (including Merger Sub) or HMA, and other than shares of HMA common stock as to which dissenters’ rights have been properly exercised) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock and (3) one contingent value right issued pursuant to the terms of the CVR agreement. CHS expects that it will issue approximately 18,361,256 shares of CHS common stock and approximately 264,495,187 CVRs in the merger.

Merger Consideration Value (See page 62)

Based on the closing price of CHS common stock on the New York Stock Exchange on May 24, 2013, the final trading day prior to the public announcement of the implementation of HMA’s shareholder rights plan, the merger consideration represented approximately $13.50 in value for each share of HMA common stock when excluding any value attributable to the CVRs (and approximately $14.50 in value for each share of HMA common stock assuming the holders of each CVR receive the $1.00 nominal face value of the CVR). Based on the closing price of CHS common stock on the New York Stock Exchange on June 11, 2013 (the last trading day prior to the public announcement that HMA had engaged Weil Gotshal & Manges LLP, referred to as Weil, and Morgan Stanley & Co. LLC, referred to as Morgan Stanley, in connection with its ongoing consideration of strategic alternatives and opportunities available), the merger consideration represented approximately $13.97 in value for each share of HMA common stock when excluding any value attributable to the CVRs (and approximately $14.97 in value for each share of HMA common stock assuming the holders of each CVR receive the $1.00 nominal face value of the CVR). Based on the closing price of CHS common stock on the New York Stock Exchange on November 15, 2013, the latest practicable date before the date of this proxy statement/prospectus, the merger consideration represented approximately $13.46 in value for each share of HMA common stock when excluding any value attributable to the CVRs (and approximately $14.46 in value for each share of HMA common stock assuming the holders of each CVR receive the $1.00 nominal face value of the CVR). CHS will not issue any fractional shares of CHS common stock in the merger. Holders of HMA common stock who would otherwise be entitled to a fractional share of CHS common stock will receive a cash payment in lieu of fractional shares. The value, if any, of the CVRs is speculative, and there can be no assurance that each CVR will have a value of $1.00, or any value at all.

The HMA Board of Directors’ Reasons for the Merger (See page 88)

In the course of reaching its decision to approve the merger agreement, the HMA board of directors considered a number of factors in its deliberations. Those factors are described in “The Merger—Recommendation of the HMA Board of Directors and HMA’s Reasons for the Merger” beginning on page 88.

Opinions of Financial Advisors to HMA (See page 95)

In connection with the merger, Morgan Stanley, HMA’s financial advisor, rendered to the HMA board of directors its oral opinion, subsequently confirmed in writing, that as of July 29, 2013, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated July 29, 2013, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the various assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion is directed to the HMA board of directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement as of the date of the opinion and does not address the fairness of the amount or nature of the compensation to any of HMA’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of HMA’s common stock in the transactions contemplated by the merger agreement. Morgan Stanley’s opinion did not in any manner address the prices at which HMA’s common stock, CHS’s common stock or the CVR will trade following consummation of the merger or at any time. Morgan Stanley’s opinion does not constitute a recommendation to any holder of HMA common stock as to how to vote at any stockholders’ meeting held in connection with the merger or whether to take any other action with respect to the merger.

In connection with its evaluation of the merger, on September 24, 2013, the new HMA board of directors engaged each of Lazard Frères & Co. LLC, referred to as Lazard, and UBS Securities LLC, referred to as UBS, as financial advisors to the new HMA board of directors. Each of Lazard and UBS rendered to the new HMA board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of November 12, 2013, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the respective written opinions, the merger consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Lazard, dated November 12, 2013, is attached as Annex D to this proxy statement/prospectus and the full text of the written opinion of UBS, dated November 12, 2013, is attached as Annex E to this proxy statement/prospectus and, in each case, is incorporated by reference in this proxy statement/prospectus in its entirety. The opinions of both Lazard and UBS set forth, among other things, the various assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the reviews undertaken by Lazard and UBS in rendering their opinions. The summaries of the Lazard and UBS opinions in this proxy statement/prospectus are qualified in their entirety by reference to the full text of the applicable opinion.

The opinions of Lazard and UBS were provided for the benefit of the new HMA board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be received by holders of HMA common stock in the merger from a financial point of view and does not address any other aspect of the merger. The opinions of Lazard and UBS do not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to HMA or the underlying business decision of HMA to effect the merger. The opinions of Lazard and UBS do not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger. Holders of HMA common stock are encouraged to read the opinions of Lazard and UBS carefully in their entirety.

Treatment of HMA Stock Options, Other Equity-Based Awards and Cash Awards (See page 73)

On August 12, 2013, Glenview delivered written consents from HMA stockholders, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of the Glenview consent solicitation, on August 16, 2013, all of the incumbent HMA board members were removed and replaced by the

Glenview nominees. Such event constituted a change in control pursuant to HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan. As a result of such change in control and pursuant to the terms of HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan and the applicable award agreements, all of the outstanding and unvested equity and performance cash awards held by HMA’s executive officers and incumbent directors became vested. At such time an aggregate of approximately 7,279,000 shares of HMA common stock were subject to unvested HMA restricted stock and HMA deferred stock awards held by approximately 350 employees of HMA (including 1,093,207 shares subject to awards held by HMA’s executive officers and directors). In addition, approximately 440 employees of HMA held an aggregate of approximately $38,164,000 of HMA cash awards (including $3,402,074 of performance cash awards held by executive officers). Currently none of HMA’s executive officers or incumbent directors holds any unvested equity or cash awards. However, each of the members of the new HMA board of directors has received a deferred stock award under HMA’s 1996 Executive Incentive Compensation Plan as part of HMA’s director compensation program.

Treatment of HMA Stock Options

Immediately prior to the effective time of the merger, each option to acquire shares of HMA common stock that is then outstanding, whether or not then vested, will be cancelled and terminated in exchange for the right to receive a number of shares of HMA common stock equal to the number of shares of HMA common stock subject to such stock option minus the number of shares of HMA common stock subject to such option which, when multiplied by the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, is equal to the aggregate exercise price of such option. Any shares of HMA common stock issued in respect of HMA stock options will be cancelled and converted into the right to receive the merger consideration at the effective time of the merger. In the event that the per share exercise price of any option to acquire shares of HMA common stock is equal to or greater than the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, then such option will be cancelled and terminated without payment.

Treatment of HMA Restricted Stock Awards

Immediately prior to the effective time of the merger, each HMA restricted stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA restricted stock award that is subject to performance based vesting, that the performance goals are satisfied at a level of 100%) and will be treated in the merger as an outstanding share of HMA common stock, except that any merger consideration due with respect to a restricted stock award that was granted pursuant to HMA’s 2006 Outside Director Restricted Stock Award Plan will be paid in cash as required by the terms of such plan and the award agreements issued thereunder.

Treatment of HMA Deferred Stock Awards

Immediately prior to the effective time of the merger, each HMA deferred stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA deferred stock award that is subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and will be cancelled and exchanged for a number of shares of HMA common stock underlying such HMA deferred stock award so cancelled, which shares will be treated in the merger as outstanding shares of HMA common stock. Any dividend equivalent distributions that are accrued pursuant to the terms of any HMA deferred stock award that are unpaid as of the effective time of the merger will be paid in cash, without interest, to the holder thereof as promptly as practicable after the effective time of the merger.

Treatment of HMA Performance Cash Awards

Immediately prior to the effective time of the merger, each HMA performance cash award that is then outstanding, whether or not then vested, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%.

Treatment of Rights under HMA Rights Agreement

Under HMA’s Rights Agreement, dated as of May 24, 2013 and amended on July 29, 2013, between HMA and the rights agent named therein (the “HMA Rights Agreement”), the merger is an exempt event. As a result, no consideration will be paid, or is payable, to holders of any such rights.

Interests of HMA Directors and Executive Officers in the Merger (See page 120)

You should be aware that HMA’s executive officers and directors may have economic interests in the merger that are different from, or in addition to, those of HMA stockholders generally. These interests may include, but are not limited to: the treatment of equity awards held by HMA’s executive officers and directors (including the acceleration of any unvested stock options, restricted stock awards, deferred stock awards and performance cash awards), the potential acceleration of supplemental retirement benefits provided to HMA’s executive officers and directors, the potential payment of retention, severance and other benefits to HMA’s executive officers, the potential payment of tax gross-ups to HMA’s executive officers and directors and the continuation of certain rights to indemnification and of coverage under directors’ and officers’ liability insurance policies following the completion of the merger. The HMA board of directors was aware of and considered those interests, among other matters, in reaching its decision to approve the merger agreement and recommend that HMA stockholders adopt the merger agreement.

Conditions to the Completion of the Merger (See page 147)

CHS and HMA currently expect to complete the merger in the first quarter of 2014, subject to receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to the merger. As more fully described in this proxy statement/prospectus and in the merger agreement, each party’s obligation to complete the merger depends on a number of conditions being satisfied or, where legally permissible, waived, including the following:

•	the adoption of the merger agreement by holders of at least 70% of HMA’s common stock entitled to vote thereon;

•	the expiration or termination of the applicable waiting period under the HSR Act and any other required antitrust approvals;

•	the authorization of the shares of CHS common stock to be issued in the merger for listing on the New York Stock Exchange;

•	the effectiveness of the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of the shares of CHS common stock and the CVRs to be issued in the merger; and

•	the absence of any legal injunction, restraint, or prohibition on the completion of the merger.

The obligation of CHS and Merger Sub to complete the merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of HMA, subject to certain materiality standards as described under “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 147;

•	performance by HMA in all material respects of its obligations under the merger agreement;

•	the absence of a material adverse effect with respect to HMA;

•	the absence of certain governmental adverse events;

•	the absence, since March 31, 2013, of any acceleration of any principal or interest amount under certain of HMA’s credit agreements or other material indebtedness that is continuing;

•	the receipt of an officer’s certificate certifying that the foregoing conditions have been satisfied; and

•	HMA must have obtained a certificate of need from the West Virginia Health Care Authority with respect to HMA’s Williamson Memorial Hospital, solely to the extent such hospital is owned by HMA at the time of the closing date of the merger.

The obligation of HMA to complete the merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of CHS, subject to certain materiality standards as described under “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 147;

•	performance by CHS in all material respects of its obligations under the merger agreement;

•	the absence of a material adverse effect with respect to CHS;

•	the receipt of an officer’s certificate certifying that the foregoing conditions have been satisfied;

•	the execution and delivery of the CVR agreement by CHS and the CVR trustee; and

•	the listing of the CVRs on either the New York Stock Exchange or NASDAQ (or if unable to be approved for listing on such exchanges, any other national securities exchange, the OTC Markets Group or the OTC Bulletin Board).

Regulatory Approvals Required to Complete the Merger (See page 128)

CHS and HMA have agreed to cooperate and use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. For an acquisition transaction meeting certain size thresholds, such as the merger, the HSR Act requires the parties to file notification and report forms with the Antitrust Division of the United States Department of Justice, or the “DOJ,” and the Federal Trade Commission, or the “FTC,” and to observe specified waiting period requirements before completing the merger. CHS and HMA have filed the required notifications with the Antitrust Division of the DOJ and the FTC. In addition, HMA must have obtained a certificate of need from the West Virginia Health Care Authority with respect to HMA’s Williamson Memorial Hospital, solely to the extent such hospital is owned by HMA at the time of the closing of the merger.

Financing (See page 75)

CHS’s obligation to complete the merger is not conditioned upon its obtaining financing to pay the cash portion of the merger consideration. In connection with the merger, CHS has entered into financing commitments to provide for a $750,000,000 2016 term facility and a $1,510,000,000 2020/2021 term facility, up to a $2,205,000,000 secured bridge loan facility and a $2,375,000,000 unsecured bridge loan facility (minus cash proceeds from notes issued on or prior to the closing date and other specified amounts as agreed), the proceeds of which CHS expects to be sufficient to fund, together with other financial resources, the cash portion of the merger consideration and to pay the fees and expenses related to the merger, which may include the repayment of outstanding indebtedness of HMA. CHS has made no final determination with respect to the financing transactions and is continuing to review and consider all alternatives. In no event shall any disclosure contained herein be deemed indicative of the final financing that CHS will choose to adopt.

Termination of the Merger Agreement (See page 157)

HMA and CHS may terminate the merger agreement at any time before the effective time of the merger under the following circumstances:

•	by mutual written consent of HMA and CHS;

•	if the merger has not been completed on or before April 30, 2014; however, if as of such date all of the conditions to closing have been satisfied (other than the conditions relating to the receipt of required antitrust clearances and the absence of legal restraints in respect of any antitrust and competition laws, and other than those conditions that by their terms are to be satisfied at the closing), then this termination date may be extended by CHS with the written consent of HMA (which consent may not be unreasonably withheld, conditioned or delayed) until July 30, 2014 or such earlier date as agreed by CHS and HMA (the latest such date, the “end date”) (however, the right to terminate the merger agreement under this provision will not be available to any party whose failure to fulfill any obligation under the merger agreement has been a principal cause of the failure of the merger to be consummated before such date);

•	if any governmental entity of competent authority issues a final, non-appealable order or enacts a law that prohibits, restrains or makes illegal the consummation of the merger; or

•	if the HMA stockholders have not adopted the merger agreement at a duly convened meeting of the stockholders of HMA.

In addition, HMA may terminate the merger agreement under the following circumstances:

•	at any time before the effective time of the merger, if CHS or Merger Sub has breached any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of CHS or Merger Sub has become untrue, in each case, such that the conditions to closing relating to the accuracy of CHS’s and Merger Sub’s representations and warranties or the performance by CHS and Merger Sub of their obligations under the merger agreement could not be satisfied as of the closing date; however, HMA may not terminate the merger agreement under this provision unless any such breach or failure to be true has not been cured within 30 business days after written notice by HMA to CHS, except that no cure period is required for a breach that cannot be cured by the end date and HMA may not terminate the merger agreement if HMA is then in breach of the merger agreement in any material respect; or

•	prior to adoption of the merger agreement by the HMA stockholders, in order to enter into a definitive written agreement providing for a superior proposal in compliance with the non-solicitation provisions of the merger agreement.

In addition, CHS may terminate the merger agreement under the following circumstances:

•	at any time before the effective time of the merger, if HMA has breached any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of HMA has become untrue, in each case, such that the conditions to closing relating to the accuracy of HMA’s representations and warranties or the performance by HMA of its obligations under the merger agreement could not be satisfied as of the closing date; however, CHS may not terminate the merger agreement under this provision unless any such breach or failure to be true has not been cured within 30 business days after written notice by CHS to HMA, except that no cure period is required for a breach that cannot be cured by the end date and CHS may not terminate the merger agreement if CHS is then in breach of the merger agreement in any material respect;

•	prior to adoption of the merger agreement by the HMA stockholders, if a company adverse recommendation change (as described in “The Merger Agreement—Non-Solicitation of Alternative Proposals”) has occurred;

•	prior to adoption of the merger agreement by the HMA stockholders, if HMA has breached or be deemed to have breached in any material respect the non-solicitation provision of the merger agreement; however, CHS may not terminate the merger agreement under this provision if CHS is then in breach of the merger agreement in any material respect; or

•	at any time before the effective time of the merger, if a governmental adverse event has occurred and is not cured within 60 days following such occurrence.

In some cases, termination of the merger agreement may require HMA to pay a termination fee to CHS as described below.

Non-Solicitation of Alternative Proposals (See page 150)

The merger agreement contains detailed provisions prohibiting HMA from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, HMA has agreed that, from the time of the execution and delivery of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms, HMA will not and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and its subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives not to:

•	solicit, seek, initiate or knowingly facilitate or encourage (including by furnishing non-public information) any inquiries regarding or the making of any submission or announcement of a proposal or offer that constitutes or would reasonably be expected to result in an “acquisition proposal” (as described in “The Merger Agreement—Non-Solicitation of Alternative Proposals”);

•	engage in, continue or otherwise participate in any discussions or negotiations regarding or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or similar agreement (other than certain acceptable confidentiality agreements);

•	grant any waiver, amendment or release under any standstill or confidentiality agreement, takeover law, or the company’s rights plan or otherwise fail to enforce any of the foregoing (except to the extent HMA’s board of directors determines in good faith, after such consultation with its financial advisor(s) and outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law); or

•	resolve or agree to do any of the foregoing relating to any acquisition proposal.

Notwithstanding these restrictions, the merger agreement also provides that if, at any time prior to the adoption of the merger agreement by HMA’s stockholders, HMA receives a bona fide acquisition proposal which did not result from a breach of the non-solicitation provisions of the merger agreement, HMA is permitted to contact the person or group of persons who made the acquisition proposal to clarify terms for the sole purpose of HMA’s board of directors informing itself about such acquisition proposal. In the event that HMA’s board of directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such acquisition proposal constitutes or is reasonably expected to lead to a “superior proposal” (as described below) and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then HMA is also permitted to:

•	furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to HMA and its subsidiaries to the person or group of persons who has made such acquisition proposal, provided that HMA promptly (and in any event within 24 hours) provides or makes available to CHS all information concerning HMA or its subsidiaries that is provided or made available to such person which was not previously provided to CHS or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal.

Further, the HMA board of directors may, at any time after the date of the merger agreement and prior to the adoption of the merger agreement by HMA’s stockholders, in response to a superior proposal that did not result from a breach of the non-solicitation provisions of the merger agreement, effect a company adverse recommendation change and/or terminate the merger agreement to accept the superior proposal (after paying the termination fee as described below) if the HMA board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that failing to take any such action would be inconsistent with the directors’ fiduciary duties under applicable law, and if certain other conditions which are described elsewhere in this proxy statement/prospectus are satisfied. In such an event, HMA may be required to pay CHS a termination fee of $109 million.

Further, at any time after the date of the merger agreement and prior to the adoption of the merger agreement by HMA’s stockholders, in contexts not involving an acquisition proposal but where certain intervening events as described elsewhere in this proxy statement/prospectus have occurred, the HMA board of directors may effect a company adverse recommendation change if the HMA board of directors determines in good faith, after consultation with its financial advisor and outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, and if certain other conditions which are described elsewhere in this proxy statement/prospectus are satisfied. In such an event, HMA may be required to pay CHS a termination fee of $109 million.

Expenses and Termination Fees Relating to the Merger (See page 158)

Generally, all fees and expenses incurred in connection with the merger agreement will be paid by the party incurring those fees and expenses. Following termination of the merger agreement under specified circumstances, HMA may be required to pay CHS a termination fee of $109 million. HMA may also be required to pay CHS expense reimbursement of $40 million if HMA stockholders fail to adopt the merger agreement.

Accounting Treatment of the Merger (See page 135)

The merger will be accounted for by CHS as a business combination under the acquisition method of accounting.

Material U.S. Federal Income Tax Consequences (See page 135)

The exchange of HMA common stock for the merger consideration in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. Please carefully review the information under “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 135 for a description of the material U.S. federal income tax consequences of the merger and of owning CHS common stock and CVRs received in the merger to U.S. holders and non-U.S. holders (in each case as defined in “The Merger—Material U.S. Federal Income Tax Consequences”). The tax consequences to you will depend on your situation. We urge you to consult your tax advisors as to the specific tax consequences to you of the merger and your receipt of the merger consideration, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Legal Proceedings Related to the Merger (See page 134)

Since the announcement on July 30, 2013 of the execution of the merger agreement, HMA, CHS, Merger Sub and the members of the HMA board of directors have been named as defendants in several putative class action complaints challenging the proposed merger. The lawsuits generally allege, among other things, that the merger fails to properly value HMA, that the individual defendants breached their fiduciary duties in approving the merger agreement and that those breaches were aided and abetted by CHS. The lawsuits seek, among other things, injunctive relief to enjoin the defendants from completing the merger on the agreed–upon terms, monetary relief and attorneys’ fees and costs.

Comparison of the Rights of Holders of CHS Common Stock and HMA Common Stock (See page 175)

As a result of the completion of the merger, holders of HMA common stock, options to acquire HMA common stock, restricted shares of HMA common stock, and HMA deferred stock awards will become holders of CHS common stock. Each of CHS and HMA is a Delaware corporation governed by the DGCL, but the rights of CHS stockholders currently are, and from and after the merger will be, governed by the CHS Charter and the CHS By-laws, while the rights of HMA stockholders are currently governed by the HMA Charter and the HMA By-laws. This proxy statement/prospectus includes summaries of the material differences between the rights of HMA stockholders and CHS stockholders arising because of difference in the charters and by-laws of the two companies.

Appraisal Rights in Connection with the Merger (See page 130)

Pursuant to Section 262 of the DGCL, holders of HMA common stock who do not vote in favor of adoption of the merger agreement and who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law have the right to seek appraisal of the fair value of their shares of HMA common stock, as determined by the Delaware Court of Chancery, if the merger is completed. The “fair value” of your shares of HMA common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the merger consideration per share that you are otherwise entitled to receive under the terms of the merger agreement. Holders of HMA common stock who wish to preserve any appraisal rights they may have must so advise HMA by submitting a demand for appraisal prior to the vote to adopt the merger agreement, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of HMA common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section  262 of the DGCL, HMA stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

HMA Special Meeting (See page 65)

The HMA special meeting will be held at the Ritz-Carlton Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida 34109, at 8:00 a.m., local time, on January 8, 2014.

Holders of record of HMA common stock at the close of business on the record date will be entitled to notice of and to vote at the HMA special meeting with regard to Proposals 1–3. On the record date, there were 264,495,187 shares of HMA common stock outstanding and entitled to vote at the HMA special meeting, held by approximately 9,000 holders of record. Each share of HMA common stock issued and outstanding on the record date is entitled to one vote on each proposal to be voted upon at the HMA special meeting.

As of the record date, HMA’s directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 388,845 shares of HMA common stock, or approximately 0.15% of the outstanding shares of HMA common stock. HMA currently expects that its directors and executive officers will vote their shares

“FOR” Proposals 1, 2 and 3, but none of HMA’s directors or executive officers have entered into any agreement obligating them to do so. Proposal 1 requires the affirmative vote of the holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon to be approved. Proposals 2 and 3 require the affirmative vote of holders of a majority of the HMA common stock present in person or represented by proxy at the HMA special meeting to be approved.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Summary Historical Consolidated Financial Data of CHS

The following table presents summary historical consolidated financial and operating data for CHS as of and for the fiscal years ended December 31, 2008, 2009, 2010, 2011 and 2012 and as of and for the nine months ended September 30, 2012 and 2013. The summary historical financial information presented below for each of the five years ended December 31, 2012 has been derived from CHS’s audited consolidated financial statements. The summary historical financial information presented below for the nine months ended September 30, 2012 and 2013 has been derived from CHS’s unaudited interim condensed consolidated financial statements. In the opinion of CHS’s management, the unaudited interim financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information.

The information should be read in conjunction with CHS’s consolidated financial statements and the related notes thereto and the information under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CHS’s Annual Report on Form 10-K filed with the SEC on February 27, 2013, and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CHS’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed with the SEC on October 31, 2013, which are incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 189.

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Consolidated Statement of Income Data
Operating revenues (net of contractual allowances and discounts)	$10,563	$11,742	$12,623	$13,626	$14,988	$11,227	$11,335
Provision for bad debts	1,165	1,409	1,531	1,720	1,959	1,475	1,569
Net operating revenues	9,399	10,334	11,092	11,906	13,029	9,752	9,766
Total operating costs and expenses	8,429	9,269	9,971	10,772	11,819	8,825	9,102
Income from operations	970	1,065	1,121	1,134	1,210	927	664
Income from continuing operations before income taxes	366	448	519	474	504	382	234
Income from continuing operations	238	306	355	336	346	261	165
Income (loss) from discontinued operations, net of taxes	14	1	(7)	(58)	—	—	—
Net income	253	306	348	278	346	261	165
Less: Net income attributable to noncontrolling interests	34	63	68	76	80	57	52
Net income attributable to Community Health Systems, Inc. stockholders	$218	$243	$280	$202	$266	$203	$113
Consolidated Statement of Cash Flow Data
Net cash provided by operating activities	$1,057	$1,076	$1,189	$1,262	$1,280	$778	$441
Net cash used in investing activities	(665)	(867)	(1,044)	(1,196)	(1,383)	(1,088)	(685)
Net cash (used in) provided by financing activities	(304)	(85)	(190)	(235)	361	421	(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Other Financial Data
Adjusted EBITDA(1)	$1,498	$1,652	$1,761	$1,837	$1,978	$1,496	$1,283
Operating Data
Number of hospitals (at end of period)	118	122	127	131	135	135	135
Licensed beds (at end of period)(2)	17,043	17,557	19,004	19,695	20,334	20,357	20,196
Beds in service (at end of period)(3)	14,836	15,539	16,264	16,832	17,265	17,274	17,370
Admissions(4)	650,701	675,902	678,284	675,050	701,837	528,445	499,800
Adjusted admissions(5)	1,174,525	1,242,647	1,277,235	1,330,988	1,418,472	1,065,547	1,032,649
Patient days(6)	2,768,024	2,874,125	2,891,699	2,970,044	3,058,931	2,302,714	2,210,028
Average length of stay (days)(7)	4.3	4.3	4.3	4.4	4.4	4.4	4.4
Occupancy rate (beds in service)(8)	52.3%	51.3%	50.2%	49.1%	48.6%	48.9%	46.9%
Net operating revenues	$9,399	$10,334	$11,092	$11,906	$13,029	$9,752	$9,766
Net inpatient revenues as a % of operating revenues before provision for bad debts	51.7%	50.4%	49.3%	46.1%	44.7%	45.1%	43.8%
Net outpatient revenues as a % of operating revenues before provision for bad debts	48.3%	47.3%	48.5%	51.9%	53.4%	53.1%	54.4%
Consolidated Balance Sheet Data (end of period)
Working Capital	$1,096	$1,217	$1,229	$935	$1,276	$1,226	$1,337
Property and equipment, net	5,894	6,132	6,324	6,856	7,152	7,106	7,068
Cash and cash equivalents	221	345	299	130	388	241	144
Total assets	13,818	14,021	14,698	15,209	16,606	16,241	16,722
Long-term debt	8,938	8,845	8,808	8,783	9,451	9,473	9,368
Other long-term liabilities	889	859	1,002	950	1,039	999	1,016
Total Community Health Systems, Inc. stockholders’ equity	1,611	1,951	2,189	2,397	2,731	2,654	2,990

(1)

EBITDA consists of net income attributable to Community Health Systems, Inc. before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude discontinued operations, gain/loss from early extinguishment of debt, impairment of long-lived assets and net income attributable to noncontrolling interests. CHS has from time to time sold noncontrolling interests in certain of its subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. CHS believes that it is useful to present adjusted EBITDA because it excludes the portion of EBITDA attributable to these third-party interests and clarifies for investors its portion of EBITDA generated by continuing operations. CHS uses adjusted EBITDA as a measure of liquidity, and the most comparable GAAP measure is net cash provided by operating activities. CHS has included this measure because CHS believes it provides investors with additional information about CHS’s ability to incur and service debt and make capital expenditures. Adjusted EBITDA is the basis for a key component in the determination of CHS’s compliance with some of the covenants under CHS’s senior secured credit facility, as well as to determine the interest rate and commitment fee payable under the senior secured credit facility (although adjusted EBITDA does not include all of the adjustments described in the senior secured credit facility).

Adjusted EBITDA is not a measurement of financial performance or liquidity under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from adjusted EBITDA are significant components in understanding and evaluating financial performance and liquidity. CHS’s calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles Adjusted EBITDA, as defined, to CHS’s net cash provided by operating activities as derived directly from CHS’s consolidated financial statements for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013:

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Adjusted EBITDA	$1,498	$1,652	$1,761	$1,837	$1,978	$1,496	$1,283
Interest expense, net	(643)	(644)	(648)	(644)	(623)	(462)	(465)
Provision for income taxes	(136)	(142)	(164)	(138)	(158)	(121)	(69)
Deferred income taxes	160	34	97	107	53	—	—
Income (loss) from operations of entities sold	5	1	(7)	(8)	—	—	—
Depreciation and amortization of discontinued operations	21	16	15	5	—	—	—
Stock compensation expense	52	45	39	43	41	31	29
(Excess tax benefit) income tax payable increase relating to stock-based compensation	(1)	3	(10)	(5)	(4)	(2)	(7)
Other non-cash expenses, net	3	24	14	28	34	22	48
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Patient accounts receivable	(50)	58	(27)	(138)	(204)	(228)	(231)
Supplies, prepaid expenses and other current assets	(34)	(35)	(40)	(43)	(100)	(68)	(60)
Accounts payable, accrued liabilities and income taxes	120	86	162	246	246	103	(206)
Other	62	(22)	(3)	(28)	17	7	20

Net cash provided by operating activities	$1,057	$1,076	$1,189	$1,262	$1,280	$778	$441

(2)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.
(3)	Beds in service are the number of beds that are readily available for patient use.
(4)	Admissions represent the number of patients admitted for inpatient treatment.
(5)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. CHS computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.
(6)	Patient days represent the total number of days of care provided to inpatients.
(7)	Average length of stay (days) represents the average number of days inpatients stay in CHS’s hospitals.
(8)	CHS calculated occupancy rate percentages by dividing the average daily number of inpatients by the weighted-average number of beds in service.

Summary Historical Consolidated Financial Data of HMA

The following table presents summary historical consolidated financial and operating data for HMA as of and for the fiscal years ended December 31, 2008, 2009, 2010, 2011 and 2012 and as of and for the nine months ended September 30, 2012 and 2013. The summary historical financial information presented below for each of the five years ended December 31, 2012 has been derived from HMA’s audited consolidated financial statements. The summary historical financial information presented below for the nine months ended September 30, 2012 and 2013 has been derived from HMA’s unaudited interim condensed consolidated financial statements. In the opinion of HMA’s management, the unaudited interim financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information.

The information should be read in conjunction with HMA’s consolidated financial statements and the related notes thereto and the information under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in HMA’s Annual Report on Form 10-K/A filed with the SEC on November 13, 2013, and the unaudited interim condensed consolidated financial statements and the related notes thereto, and the information under the heading “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in HMA’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed with the SEC on November 13, 2013, which are incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 189.

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Consolidated Statement of Income Data
Net revenue before the provision for doubtful accounts	$4,279	$4,535	$5,090	$5,803	$6,748	$5,034	$5,101
Provision for doubtful accounts	479	554	625	717	882	640	730
Net revenue	3,800	3,981	4,465	5,086	5,866	4,394	4,371
Total operating costs and expenses(1)	3,476	3,744	4,182	4,781	5,592	4,185	4,460
Income (loss) from continuing operations before income taxes	324	237	283	305	274	209	(89)
Income (loss) from continuing operations	207	159	183	201	185	142	(40)
(Loss) income from discontinued operations, including gains/losses on disposals, net of income taxes	(26)	3	(14)	(2)	(8)	(6)	—
Consolidated net income (loss)	181	162	169	199	177	136	(40)
Less: Net income attributable to noncontrolling interests	16	26	22	25	27	22	13
Less: Accretion of redeemable equity securities	—	—	—	—	—	—	20
Net income (loss) attributable to Health Management Associates, Inc.	$166	$136	$147	$173	$150	$114	$(73)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Consolidated Statement of Cash Flow Data
Net cash provided by continuing operating activities	$412	$437	$435	$544	$597	$458	$120
Net cash used in investing activities	(170)	(357)	(394)	(976)	(474)	(388)	(318)
Net cash (used in) provided by financing activities	(199)	(128)	(49)	401	(126)	(97)	140
Operating Data
Licensed beds at the end of the period, excluding inactive facilities(2)	7,821	8,220	8,839	9,868	10,562	10,527	10,782
Admissions(3)	296,233	306,184	323,917	338,431	349,508	264,548	253,677
Adjusted admissions(4)	510,647	533,101	586,060	635,547	692,767	521,459	514,397
Emergency room visits(5)	1,277,920	1,352,044	1,413,831	1,562,028	1,820,009	1,338,884	1,352,418
Surgeries(6)	260,835	281,285	314,564	342,427	394,939	297,177	293,598
Patient days(7)	1,263,420	1,281,093	1,350,697	1,424,500	1,478,632	1,120,123	1,089,642
Acute care average length of stay in days(8)	4.3	4.2	4.2	4.2	4.2	4.2	4.3
Occupancy rates(9)	45.4%	45.3%	43.9%	42.6%	36.9%	40.5%	38.1%
Consolidated Balance Sheet Data (end of period)
Total assets	$4,560	$4,607	$4,909	$6,003	$6,386	$6,303	$6,625
Long-term debt and capital lease obligations(10)	3,214	3,048	3,025	3,582	3,567	3,576	3,748
Redeemable equity securities	49	182	201	201	212	213	272
Stockholders’ equity, including noncontrolling interests(11)	283	359	528	774	995	942	1,008

(1)	Includes interest expense of approximately $251 million, $227 million, $212 million, $223 million and $311 million in 2008, 2009, 2010, 2011 and 2012, respectively, and $241 million and $212 million in the nine months ended September 30, 2012 and 2013, respectively.
(2)	Licensed beds are beds for which a hospital has obtained approval to operate from the applicable state licensing agency.
(3)	Admissions are patients admitted to HMA hospitals for inpatient treatment. This statistic is a measure of inpatient volume.
(4)	Adjusted admissions are total admissions adjusted for outpatient volume. Adjusted admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient charges and gross outpatient charges and then dividing the resulting amount by gross inpatient charges. This statistic is a measure of total inpatient and outpatient volume.
(5)	The number of emergency room visits is an operational measure that is used to gauge HMA patient volume. Much of the inpatient volume is a byproduct of a patient’s initial encounter with one of the HMA hospitals through an emergency room visit.
(6)	The number of surgeries includes both inpatient and outpatient surgeries. This statistic is indicative of overall patient volume and business trends.

(7)	Patient days are the total number of days that patients are admitted in HMA hospitals. This statistic is a measure of inpatient volume.
(8)	Acute care average length of stay in days represents the average number of days admitted patients stay in HMA hospitals. This statistic is a measure of HMA utilization of resources.
(9)	Occupancy rates are affected by many factors, including the population size and general economic conditions within individual market service areas, the degrees of variation in medical and surgical products, outpatient use of hospital services, quality and treatment availability at competing hospitals and seasonality. This statistic is a measure of inpatient volume.
(10)	See Note 3 to the Consolidated Financial Statements under the heading “Part II. Item 8. Financial Statements and Supplementary Data” of HMA’s Annual Report on Form 10-K/A for the year ended December 31, 2012 filed with the SEC on November 13, 2013, which is incorporated by reference into this proxy statement/prospectus, for a discussion of HMA’s debt restructuring that was completed on November 18, 2011.
(11)	HMA has not declared or paid any dividends during the years presented in the above table.

Unaudited Summary Pro Forma Condensed Combined Financial Information

The following table presents unaudited summary pro forma condensed combined financial information about CHS’s consolidated statements of operations and balance sheet after giving effect to the merger. The information under “Summary Pro Forma Condensed Combined Income Information” in the table below gives effect to the merger as if it had been completed on January 1, 2012. The information under “Summary Pro Forma Condensed Combined Balance Sheet Information” in the table below assumes the merger and related financing transactions had been completed on September 30, 2013. This unaudited summary pro forma condensed combined financial information was prepared using the acquisition method of accounting with CHS considered the acquirer of HMA. Accordingly, the merger consideration has been allocated to assets and liabilities of HMA based upon their estimated fair values as of the date of completion of the merger. Any amount of the merger consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed in the merger will be recorded as goodwill in CHS’s balance sheet after the completion of the merger.

The unaudited summary pro forma condensed combined financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial statements (the “Statements”) appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the Statements. In addition, the Statements are based on and should be read in conjunction with the historical consolidated financial statements and related notes of each of CHS and HMA as of and for the applicable periods, which have been incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 189 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 48.

The unaudited summary pro forma condensed combined financial information is being provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of CHS would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of CHS’s future consolidated results of operations or consolidated financial position. The unaudited summary pro forma condensed combined financial information is based upon currently available information and estimates and assumptions that CHS management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the merger.

Summary Pro Forma Condensed Combined Income Information:

(Dollars in millions, except per share amounts)	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Net operating revenues	$14,137	$18,895
Income from operations	775	1,778
Income (loss) from continuing operations before income taxes	(20)	592
Income from continuing operations	22	414

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Basic earnings (loss) per share
Income (loss) from continuing operations	$(0.57)	$2.85
Diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.57)	$2.84

Summary Pro Forma Condensed Combined Balance Sheet Information:

(Dollars in millions)	As of September 30, 2013
Total assets	$26,650
Long-term debt	16,376
Total equity	3,707

Comparative Per Share Data

The following table shows, for the year ended December 31, 2012, and the nine months ended September 30, 2013, historical and pro forma equivalent per share data for HMA common stock and historical and pro forma combined per share data for CHS common stock. The information in the table is derived from each of HMA’s and CHS’s respective historical consolidated financial statements incorporated by reference herein, as well as the unaudited pro forma condensed combined financial information included elsewhere herein.

The pro forma equivalent information shows the effect of the merger from the perspective of an owner of HMA common stock. The information was computed by multiplying the pro forma combined income from continuing operations per share for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and pro forma combined book value per share as of September 30, 2013 by the exchange ratio of the stock portion of the merger consideration of 0.06942 shares of CHS common stock for each share of HMA common stock. These computations exclude any potential benefit to HMA stockholders from receiving any amount of cash as a component of the merger consideration.

The pro forma combined data below is presented for illustrative purposes only. The pro forma adjustments to the statement of income data are based on the assumption that the merger was completed on January 1, 2012, and the pro forma adjustments to the balance sheet data are based on the assumption that the merger was completed on September 30, 2013.

Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of CHS after the completion of the merger.

You should read the information below together with the historical consolidated financial statements and related notes of each of CHS and HMA, which are incorporated by reference in this proxy statement/prospectus, and with the information under the heading “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 48.

	HMA Common Stock		CHS Common Stock
	Historical	Pro Forma Equivalent	Historical	Pro Forma Combined
Income (loss) from Continuing Operations Per Share
Basic
Year Ended December 31, 2012	$0.62	$0.20	$2.98	$2.85
Nine Months Ended September 30, 2013	$(0.28)	$(0.04)	$1.22	$(0.57)
Diluted
Year Ended December 31, 2012	$0.61	$0.20	$2.96	$2.84
Nine Months Ended September 30, 2013	$(0.28)	$(0.04)	$1.21	$(0.57)
Book Value Per Share
September 30, 2013	$3.81	$2.27	$32.16	$32.72
Cash Dividends
Year Ended December 31, 2012	$—	$0.02	$0.25	$0.25
Nine Months Ended September 30, 2013	$—	$—	$—	$—

Comparative Market Value of Common Stock

CHS common stock and HMA common stock are listed for trading on the New York Stock Exchange under the symbols “CYH” and “HMA,” respectively. The following table shows the closing prices per share of CHS common stock and HMA common stock as reported on May 24, 2013 (the final trading day prior to the public announcement of the implementation of HMA’s shareholder rights plan), June 11, 2013 (the last trading day prior to the public announcement that HMA had engaged Weil and Morgan Stanley in connection with its ongoing consideration of strategic alternatives and opportunities available) and on November 15, 2013 (the latest practicable date prior to the date of this proxy statement/prospectus). This table also shows the implied value of the merger consideration for each share of HMA common stock when excluding the CVR, which was calculated by multiplying the closing price of CHS common stock on the relevant date by the exchange ratio of the stock portion of the merger consideration of 0.06942 shares of CHS common stock for each share of HMA common stock and adding the per share cash consideration of $10.50, without interest, and the implied value of the merger consideration for each share of HMA common stock when assuming each holder of each CVR receives the $1.00 nominal face value of the CVR.

	Closing Price of CHS Common Stock	Closing Price of HMA Common Stock	Implied Value of Merger Consideration (excluding CVR)	Implied Value of Merger Consideration (assuming $1.00 CVR)
As of May 24, 2013	$43.24	$11.04	$13.50	$14.50
As of June 11, 2013	$48.98	$13.93	$13.90	$14.90
As of November 15, 2013	$42.71	$13.16	$13.46	$14.46

The market price of CHS common stock and HMA common stock will fluctuate prior to the HMA special meeting and before the merger is completed, which will affect the implied value of the merger consideration paid to HMA stockholders. You should obtain current market quotations for the shares before making any decisions with respect to the merger. In addition, the value, if any, of the CVRs is speculative, and there can be no assurance that each CVR will have a value of $1.00, or any value at all.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, you should carefully read and consider the following risk factors in evaluating the proposals to be voted on at the HMA special meeting and in determining whether to vote for adoption of the merger agreement. If the merger agreement is adopted by HMA stockholders and all of the other conditions to the completion of the merger are satisfied or waived, and the merger is completed, holders of HMA common stock will become holders of CHS common stock and CVRs and will be subject to the risks and uncertainties of holders thereof. Please also refer to the additional risk factors of each of CHS and HMA identified in the periodic reports and other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 189.

Risks Related to the Merger

Because the market price of CHS common stock will fluctuate and because of the uncertainty of the ultimate realization of the CVRs, HMA’s stockholders cannot be certain of the value of the merger consideration that they will be entitled to receive in the merger.

At the completion of the merger, each outstanding share of HMA common stock will be converted into the right to receive (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock and (3) one CVR. The 0.06942 exchange ratio is fixed and will not be adjusted for changes in the market price of either HMA common stock or CHS common stock. The market value of the CHS common stock that HMA stockholders will be entitled to receive in the merger could vary significantly from the market value of CHS common stock on the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed to stockholders of HMA or the date of the HMA special meeting. For example, the closing sale price of CHS common stock on July 26, 2013, the last trading day prior to the execution of the merger agreement, was $44.60 per share and, therefore, if the merger had closed on that date, the value of the merger consideration that HMA stockholders would have received for each share of HMA common stock, including the $10.50 in cash consideration (but excluding any value relating to the CVR), would have been $13.60. On November 15, 2013, the last trading day before the date of this proxy statement/prospectus, the closing sale price of CHS common stock was $42.71 per share and, therefore, if the merger had closed on that date, the value of the merger consideration that HMA stockholders would have received for each share of HMA common stock, including the $10.50 in cash consideration (but excluding any value relating to the CVR), would have been $13.46. Moreover, the market value of CHS common stock will likely fluctuate after the completion of the merger. See “Comparative Per Share Data” and “Comparative Market Value of Common Stock” beginning on pages 61 and 62, respectively.

The merger agreement does not provide for any termination right by either party solely based on changes in the price or trading volume of CHS common stock or HMA common stock. Fluctuations in the market price of CHS common stock could result from changes in the business, operations or prospects of HMA or CHS prior to the completion of the merger or the combined company following the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of HMA or CHS. In addition, the value of the CVRs, if any, is speculative, and the CVRs may ultimately have a value substantially less than $1.00 per CVR, or no value at all. For additional risks relating to the CVRs, see “—Risks Related to the CVRs.”

The issuance of CHS common stock in connection with the merger could decrease the market price of CHS common stock.

Upon the completion of the merger, CHS expects to issue approximately 18.4 million shares of CHS common stock, or approximately 16% of the number of shares of CHS common stock outstanding as of November 13, 2013, to HMA stockholders in the merger. The issuance of CHS common stock in the merger may result in fluctuations in the market price of CHS common stock, including a stock price decline.

The shares of CHS common stock to be received by HMA stockholders as a result of the merger will have different rights from the shares of HMA common stock.

Upon completion of the merger, HMA stockholders will become CHS stockholders and their rights as stockholders will be governed by CHS’s certificate of incorporation and CHS’s by-laws. Certain of the rights associated with CHS common stock are different from, and may be viewed as less favorable than, the rights associated with HMA common stock. See “Comparison of Rights of Holders of CHS Common Stock and HMA Common Stock” beginning on page 175 for a discussion of the different rights associated with CHS common stock.

The parties may be unable to satisfy the conditions to the completion of the merger and the merger may not be completed.

Completion of the merger is conditioned on, among other things, the adoption of the merger agreement by holders of at least 70% of HMA’s outstanding common stock entitled to vote thereon, the expiration or termination of the applicable waiting period under the HSR Act, the absence of any law or judgment that prohibits the completion of the merger, the absence of certain governmental adverse events occurring with respect to HMA, the receipt of certain healthcare regulatory approvals, no acceleration of a material amount of HMA’s debt having occurred and the approval of the shares of CHS common stock to be issued in the merger for listing on the New York Stock Exchange. Each party’s obligation to close the merger is also subject to, among other conditions, the accuracy of the representations and warranties of the other party in the merger agreement (subject to certain specified standards of materiality), the compliance in all material respects with covenants of the other party in the merger agreement and the absence of a material adverse effect (as defined in the merger agreement) on the other party.

These and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than HMA and CHS expect.

HMA must obtain approval of its stockholders to consummate the merger, which, if delayed or not obtained, may jeopardize or delay the consummation of the merger.

The merger is conditioned on the adoption of the merger agreement by holders of at least 70% of HMA’s outstanding common stock entitled to vote thereon. If the HMA stockholders do not adopt the merger agreement, then HMA and CHS cannot consummate the merger. The merger agreement provides that HMA is required to pay expense reimbursement of $40 million to CHS (irrespective of any amount of expenses incurred by CHS) if the merger agreement is terminated by either HMA or CHS because the HMA stockholders have not adopted the merger agreement at a duly convened meeting of the stockholders of HMA.

Regulatory approvals that are required to complete the merger may not be received, may take longer than expected or may impose conditions which are not presently anticipated.

Under the provisions of the HSR Act, the merger may not be completed until notification and report forms have been filed with the Antitrust Division of the DOJ and the FTC and the expiration of a 30 calendar day waiting period (unless the waiting period is set to expire on a weekend or federal holiday, in which case the waiting period is automatically extended until 11:59 p.m. of the next business day), or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. If the Antitrust Division of the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the waiting period, the parties must observe a second 30 calendar day waiting period (unless the waiting period is set to expire on a weekend or federal holiday, in which case the waiting period is automatically extended until 11:59 p.m. of the next business day), which would begin to run only after both parties have substantially complied with the request for information, unless the waiting period is terminated earlier. On September 3, 2013, HMA and CHS filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. On September 30, 2013, the parties received a Request for Additional Information and Documentary Materials (referred to in this joint proxy statement/prospectus as a “second request”) from the FTC regarding the proposed transactions. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated sooner by the FTC. The parties are continuing to work cooperatively with the FTC in connection with this review.

Private parties who may be adversely affected by the merger and individual states may bring legal actions under the antitrust laws in certain circumstances. Although the parties believe the completion of merger will not likely be prevented by antitrust law, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. Under the merger agreement, HMA and CHS have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the merger as promptly as reasonably practicable. In addition, in order to complete the merger, CHS and HMA may be required to comply with conditions, terms, obligations or restrictions imposed by regulatory entities and such conditions, terms, obligations or restrictions may have the effect of delaying completion of the merger, imposing additional material costs on or materially limiting the revenues of CHS after the completion of the merger, or otherwise reducing the anticipated benefits to CHS of the merger. In addition, such conditions, terms, obligations or restrictions may result in the delay or abandonment of the merger.

Legal proceedings in connection with the merger, the outcomes of which are uncertain, could delay or prevent the completion of the merger.

Since the announcement on July 30, 2013 of the signing of the merger agreement, HMA, the members of the HMA board, CHS and Merger Sub have been named as defendants in several putative class action complaints challenging the proposed merger. The lawsuits generally allege, among other things, that the proposed merger fails to properly value HMA, that the individual defendants breached their fiduciary duties in approving the merger agreement and that those breaches were aided and abetted by CHS. The lawsuits seek, among other things, injunctive relief to enjoin the defendants from completing the merger on the agreed–upon terms, monetary relief and attorneys’ fees and costs.

One of the conditions to the closing of the merger is that no judgment (whether preliminary, temporary or permanent) or other order, legal restraint or prohibition by any court or other governmental entity shall be in effect that prevents, makes illegal or prohibits the consummation of the merger. Consequently, if the plaintiffs secure injunctive or other relief prohibiting, delaying, or otherwise adversely affecting the defendants’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected time frame or at all. If completion of the merger is prevented or delayed, it could result in substantial costs to CHS and HMA. In addition, CHS and HMA could incur significant costs in connection with the lawsuits, including costs associated with the indemnification of HMA’s directors and officers.

Since the approval of the merger agreement by HMA’s board of directors, the entire HMA board has been replaced by nominees of Glenview Capital Management, and it is unclear what, if any, impact this change of control of the HMA board will have on the merger.

On August 12, 2013, following the date on which the HMA board of directors approved the merger agreement, Glenview Capital Management, LLC, or Glenview, delivered written consents from HMA stockholders, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of the Glenview consent solicitation, on August 16, 2013, all of the incumbent HMA board members were removed and replaced by the Glenview nominees.

Subject to certain exceptions, the merger agreement is a binding commitment on the part of HMA to take the actions necessary to consummate the merger, including (i) recommending that HMA stockholders adopt the merger agreement, (ii) using reasonable best efforts to obtain all regulatory consents and approvals necessary to consummate the merger, (iii) cooperating with CHS in preparing this proxy statement/prospectus, filing it with the SEC and having the SEC declare it effective as promptly as practicable, and (iv) holding a meeting of HMA stockholders to adopt the merger agreement. However, it is unclear what, if any, impact this change of control of the HMA board could have on the performance of HMA’s obligations under the merger agreement or the timely consummation of the merger.

Failure to complete the merger could have material and adverse effects on HMA, including having a negative impact on the stock price and the future business and financial results of HMA.

If the merger is not completed, the ongoing businesses of HMA may be adversely affected. HMA will be subject to a number of risks, including the following:

•	none of the benefits of the merger will be realized;

•	HMA may be required to pay CHS a termination fee of $109 million or expense reimbursement of $40 million if the merger agreement is terminated under certain circumstances, as described under “The Merger Agreement—HMA Termination Fee”;

•	HMA will be required to pay its costs relating to the proposed merger if the merger is not completed;

•	under the merger agreement, HMA is subject to certain restrictions on the conduct of its business prior to completing the merger which may affect its ability to execute certain business strategies or pursue otherwise attractive business opportunities;

•	uncertainty regarding the completion of the merger may foster uncertainty among employees about their future roles, which could adversely affect the ability of HMA to attract and retain key personnel;

•	matters relating to the merger (including integration planning) may require substantial commitments of time and resources by HMA management, which could otherwise have been devoted to other opportunities that may have been beneficial to HMA as an independent company; and

•	if the merger is not completed, HMA may need to grant new long-term incentive awards to employees and other service providers in order to retain and incentivize such individuals and to replace the equity and performance cash awards that vested as a result of the Glenview consent solicitation.

In addition, HMA could be subject to litigation, including an action for specific performance, related to any failure to complete the merger. If the merger is not completed, any of the foregoing risks may materialize and may adversely affect HMA’s business, financial results and the market price of HMA common stock.

Any delay in completing the merger may substantially reduce the benefits that CHS expects to obtain from the merger.

Satisfying the conditions to, and completion of, the merger may take longer than, and could cost more than, CHS and HMA expect. CHS and HMA cannot predict whether or when the conditions required to complete the merger will be satisfied, and satisfying the conditions to the merger could delay the effective time of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger or any additional conditions imposed in order to complete the merger may materially adversely affect the synergies and other benefits that CHS expects to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe. In addition, each of CHS and HMA may terminate the merger agreement if the merger is not completed by April 30, 2014, except that such date may be extended by CHS with the consent of HMA (not to be unreasonably withheld, conditioned or delayed) to July 30, 2014 if the only unsatisfied conditions to the completion of the merger are those regarding receipt of required antitrust clearances and the absence of legal restraints in respect of any antitrust or competition laws.

The integration of HMA may present significant challenges to CHS.

Achieving the anticipated benefits of the merger will depend in part upon whether CHS and HMA can integrate their businesses in an efficient and effective manner. The integration of HMA involves a number of risks, including, but not limited to:

•	failure to implement CHS’s business plan for the combined business;

•	costs, including legal and settlement costs, associated with HMA’s legal proceedings, including as described in the “Legal Proceedings” section of HMA’s Annual Report on Form 10-K/A and Quarterly Reports on Forms 10-Q/A and 10-Q and other costs, including legal and settlement costs, associated with HMA’s other loss contingencies, in each case whether known or unknown and whether relating to past, present or future facts, events, circumstances or occurrences, any of which could be materially adverse to the business, results of operations, assets or financial condition of HMA and, following the merger, the financial position, results of operations and liquidity of CHS and the ability of CHS to achieve expected benefits of the merger;

•	potential deterioration in the financial performance of HMA, including any potential deviation in results of operations from historical levels;

•	higher integration costs than anticipated;

•	difficulties in the assimilation and retention of employees;

•	demands on management related to the increase in the size of CHS after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	unanticipated changes in applicable laws and regulations;

•	difficulties and risks in the integration of departments and systems (including accounting, health information and management information systems), technologies (including software), books and records and procedures, as well as in maintaining uniform standards and controls (including internal control over financial reporting and related procedures and policies); and

•	other unanticipated issues, expenses, or liabilities that could impact, among other things, CHS’s ability to realize any expected synergies on a timely basis, or at all.

If CHS cannot successfully integrate HMA, CHS may experience material negative consequences to its business, financial condition or results of operations. Successful integration of HMA will depend on CHS’s ability to manage these operations, to realize opportunities for revenue growth and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining the two companies, CHS may not be able to achieve the benefits that it hopes to achieve as a result of the merger.

The merger may be completed on different terms from those contained in the merger agreement.

Prior to the completion of the merger, the parties may, by their mutual agreement, amend or alter the terms of the merger agreement, including with respect to, among other things, the merger consideration to be received by HMA stockholders, assets to be acquired, or any covenants or agreements with respect to the parties’ respective operations during the pendency thereof (certain of these changes, including those with respect to the merger consideration to be received by HMA stockholders, may be made only prior to the requisite stockholder approval). Any such amendments or alterations may have negative consequences to HMA stockholders including, among other things, reducing the cash available for CHS’s or HMA’s operations or to meet respective obligations or restricting or limiting assets or operations of either of CHS or HMA. Under certain circumstances, HMA shareholders may be permitted or required to adopt any such amendments, which could delay the closing of the merger and subject HMA and CHS to additional expense.

CHS will incur significant transaction and merger-related costs in connection with the merger.

CHS expects to incur a number of non-recurring costs associated with combining the operations of the two companies. Most of these costs will be comprised of transaction costs, including fees paid to financial and legal advisors related to the merger and related financing arrangements, and employment-related costs, including change-in-control related payments made to certain HMA executives, further described in the Section entitled “Payments to HMA Executive Officers Contingent Upon the Merger” beginning on page 122. CHS will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. Although CHS expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow CHS to offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

CHS will incur substantial additional indebtedness in connection with the merger.

In connection with the merger, CHS will enter into financing arrangements consisting of a term loan agreement and bridge loan agreement. CHS intends to use this financing from the term loan and, in certain circumstances, the bridge loan, to pay, in part, the cash portion of the merger consideration and a portion of the fees and expenses related to the merger, which may include the repayment of certain outstanding indebtedness of HMA. This additional indebtedness of CHS may limit the combined company’s operating flexibility following the merger and may otherwise strain the company’s liquidity and financial condition.

As a result of the merger, CHS’s goodwill, indefinite-lived intangible assets, and other intangible assets in its consolidated balance sheet will increase. If its goodwill, indefinite-lived intangible assets, or other intangible assets become impaired in the future, CHS would be required to record a material, non-cash charge to earnings, which would also reduce its stockholders’ equity.

Under GAAP, goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis (or more frequently if events or circumstances indicate that their carrying value may not be recoverable) and other intangible assets if events or circumstances indicate that their carrying value may not be recoverable. If CHS’s goodwill, indefinite-lived intangible assets, or other intangible assets are determined to be impaired in the future, CHS will be required to record a material, non-cash charge to earnings during the period in which the impairment is determined.

The merger agreement contains provisions that limit HMA’s ability to pursue alternatives to the merger, which could discourage a potential acquirer of HMA from making an alternative transaction proposal or could result in a competing proposal being at a lower price than it might otherwise be and, in certain circumstances, could require HMA to pay CHS a significant termination fee.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, preclude HMA from (1) soliciting, seeking, initiating or knowingly facilitating or encouraging any inquiries regarding or the making of any submission of a proposal or offer which would reasonably be expected to result in an acquisition proposal, (2) engaging in, continuing or otherwise participating in any discussions or negotiations regarding or furnishing to any person non-public information in connection with or for the purpose of encouraging or facilitating any acquisition proposal, (3) approving, endorsing or recommending any acquisition proposal, (4) entering into any letter of intent, acquisition agreement or similar agreement (other than certain acceptable confidentiality agreements, or (5) resolving or agreeing to do any of the foregoing.

The merger agreement also provides that HMA will be required to pay a termination fee of $109 million to CHS upon termination of the merger agreement under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of HMA from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire HMA than it might otherwise have proposed to pay.

The opinions delivered by Lazard, Morgan Stanley and UBS will not reflect changes in circumstances between the date of such opinions and the completion of the merger.

The HMA directors have not obtained updated opinions as of the date of this proxy statement/prospectus from Lazard, Morgan Stanley and UBS, its financial advisors. Changes in the operations and prospects of HMA or CHS, general market and economic conditions and other factors that may be beyond their control, and on which the opinions were based, may alter the value of HMA or CHS, the prices of the HMA common stock or CHS common stock, or the value of the CVR, by the time the merger is completed. None of the opinions speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because HMA does not anticipate asking Lazard, Morgan Stanley or UBS to update its respective opinions, each of the opinions only addresses the fairness of the merger consideration, from a financial point of view, as of the date of such opinion. Morgan Stanley’s opinion is included as Annex C to this proxy statement/prospectus, Lazard’s opinion is included as Annex D to this proxy statement/prospectus and UBS’ opinion is included as Annex E to this proxy statement/prospectus. For a description of the opinions, please refer to “The Merger—Opinions of Financial Advisors to HMA” beginning on page 95.

HMA executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of HMA stockholders.

Executive officers of HMA negotiated the terms of the merger agreement with their counterparts at CHS, and the HMA board of directors unanimously determined that the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, HMA and its stockholders, approved the merger agreement and declared advisable the merger and unanimously recommended that HMA stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that HMA’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of HMA stockholders. For a detailed discussion of the special interests that HMA’s directors and executive officers may have in the merger, please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 120.

Risks Related to the CVRs

You may not receive any payment on the CVRs.

Your right to receive any future payment on the CVRs will be contingent upon the final resolution of certain existing litigation against HMA. Specifically, the amount you would receive under the CVRs following any such resolution would be reduced in the event that the losses incurred by HMA in connection with such litigation exceed a deductible specified in the CVR agreement. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have a value substantially less than $1.00 per CVR, or no value at all. See “Description of the CVRs” beginning on page 166.

Until final resolution of certain litigation pending against HMA, you will not be entitled to receive any amount under the CVRs, and the amount of any such payment will not be determinable, which makes it difficult to value the CVRs.

If any payment is made on the CVRs, it will not be made until the final resolution of certain litigation against HMA, as further specified in the CVR agreement, and the amount of any such payment will not be determinable until the time of such final resolution. As such, it may be difficult to value the CVRs and it may be difficult or impossible for you to resell your CVRs. There is no way to predict when such litigation may conclude.

The U.S. federal income tax treatment of the CVRs is unclear.

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, it is possible that payments received with respect to a CVR, up to the amount of the holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR, or possibly another method of basis recovery may apply. Further, it is not clear whether payments made with respect to a CVR may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. A holder who does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR until the holder’s right to receive CVR payments terminates. Although not entirely clear, a portion of any payment due more than six months following the consummation of the Merger, as the case may be, with respect to a CVR may constitute imputed interest taxable as ordinary income under Section 483 of the Internal Revenue Code of 1986, as amended (the “Code”). CHS has agreed with HMA, except to the extent any portion of a CVR payment is required to be treated as interest pursuant to applicable law, to treat the CVRs as an amount paid as consideration for the shares of HMA common stock, HMA stock options, restricted stock awards, deferred stock awards and performance cash awards. The parties have also agreed to determine imputed interest, if any, in accordance with Section 483 of the Code. See “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 135.

Any payments in respect of the CVRs are subordinated to the right of payment of CHS’s other indebtedness.

The CVRs are unsecured obligations of CHS and all payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all senior obligations of CHS. Senior obligations of CHS under the CVR agreement include the amount of certain specified losses arising out of or relating to certain existing litigation matters involving HMA and any existing or future obligations of CHS, including the principal of, premium (if any), interest on, and all other amounts owing thereon:

•	with respect to borrowed money;

•	evidenced by notes, debentures, bonds or other similar debt instruments;

•	with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions;

•	reimbursement obligations in respect of letters of credit and similar obligations;

•	in respect of capital leases; and

•	guarantees in respect of the foregoing obligations, unless the instrument creating or evidencing the same provides otherwise.

CHS’s senior obligations under the CVR agreement do not include, among other things:

•	the CVR agreement and the CVRs and any rights or claims relating thereto;

•	trade debt incurred in the ordinary course of business;

•	any intercompany indebtedness between CHS and any of its subsidiaries or affiliates;

•	indebtedness of CHS that is subordinated in right of payment to CHS’s senior obligations;

•	indebtedness or other obligations of CHS that by its terms ranks equal or junior in right of payment to payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto;

•	indebtedness of CHS that, by operation of applicable law, is subordinate to any general unsecured obligations of CHS;

•	indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto;

•	indebtedness consisting of the deferred purchase price for property or services, including earn-out and milestone payments and contingent value rights; and

•	indebtedness that is contractually non-recourse to the general credit of CHS.

An active public market for the CVRs may not develop or the CVRs may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of the CVRs.

Because there has not been any public market for the CVRs, the market price and trading volume of the CVRs may be volatile. Neither CHS nor HMA can predict the extent to which investor interest will lead to a liquid trading market in the CVRs or whether the market price of the CVRs will be volatile following the merger. The market price of the CVRs could fluctuate significantly for many reasons, including, without limitation, as a result of:

•	the risk factors listed in this proxy statement/prospectus;

•	the inability to reach final resolution of litigation matters involving HMA;

•	the amount of costs and expenses incurred in connection with litigation matters involving HMA;

•	the unfavorable resolution of litigation matters involving HMA;

•	market and investor perceptions, including reports by industry analysts;

•	legal or regulatory changes that could impact the business of HMA, or its ability to favorably resolve litigation matters involving it; and

•	general economic, securities markets and industry conditions.

It is a condition to the closing of the merger that the CVRs be approved for listing on either the New York Stock Exchange or NASDAQ or, if unable to be so approved, then on any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board. Regardless of what exchange or market the CVRs may be listed or quoted, there may be little or no market demand for the CVRs, making it difficult or impossible to resell the CVRs, which would have an adverse effect on the resale price, if any, of the CVRs.

Holders of CVRs may incur brokerage charges in connection with the resale of the CVRs, which in some cases could exceed the proceeds realized by the holder from the resale of its CVRs. Neither CHS nor HMA can predict the price, if any, at which the CVRs will trade following the completion of the Merger.

CHS may repurchase the CVRs.

The CVR agreement expressly allows CHS or any of its subsidiaries or affiliates to acquire some or all of the CVRs, whether in open market transactions, private transactions or otherwise, subject to requirements that CHS must publicly disclose the amount of CVRs it has been authorized to acquire and the amount it has acquired. CHS cannot predict whether it may seek to repurchase any or all of the CVRs or the price at which CHS may seek to repurchase any or all of the CVRs.

Risks Related to the Combined Company Following the Merger

The market price of CHS common stock and CHS’s results of operations may be affected by factors different from those affecting the market price of HMA common stock and HMA’s results of operations.

HMA stockholders will be entitled to receive merger consideration that is partially comprised of CHS common stock and will thus become CHS stockholders upon the consummation of the merger. CHS’s business is different from that of HMA, and CHS’s results of operations, as well as the market price of CHS common stock, may be affected by factors different from those affecting HMA’s results of operations and the market price of HMA common stock. The market price of CHS common stock may fluctuate significantly following the merger, including as a result of factors over which CHS has no control.

Failure to achieve expected benefits of the merger and to integrate HMA’s operations with CHS’s could adversely affect CHS following the completion of the merger and the market price of CHS common stock.

Although CHS expects to realize strategic, operational and financial benefits as a result of the merger, CHS cannot be certain whether, and to what extent, such benefits will be achieved in the future. In particular, the success of the merger will depend on achieving efficiencies and cost savings, and no assurances can be given that CHS will be able to do so. For example, costs associated with HMA’s legal proceedings and other loss contingencies may be greater than expected, and could exceed the amount of any reduction in payment under the CVRs. In addition, in order to obtain the benefits of the merger, CHS must integrate HMA’s operations. Such integration may be complex and the failure to do so quickly and effectively may negatively affect earnings.

In addition, the market price of CHS common stock may decline as a result of the merger if the integration of CHS and HMA is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or the effect of the merger on CHS’s financial results is otherwise not consistent with the expectations of financial analysts or investors.

HMA is the subject of legal proceedings that, if resolved unfavorably, could have an adverse effect on CHS following the merger, and HMA may be subject to other loss contingencies, both known and unknown.

HMA is a party to various ongoing government investigations, legal proceedings and other related matters, including as described in the “Legal Proceedings” section of HMA’s Annual Report on Form 10-K/A and Quarterly Reports on Form 10-Q/A and Form 10-Q. Those proceedings include, among other things, government investigations. In addition, HMA is and may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavorable outcome occur in some or all of HMA’s legal proceedings or other loss contingencies, or if successful claims and other actions are brought against HMA in the future, there could be a material adverse impact on CHS’s financial position, results of operations and liquidity following the merger and the ability of CHS to achieve expected benefits of the merger.

In particular, government investigations, as well as qui tam lawsuits, may lead to material fines, penalties, damages payments or other sanctions, including exclusion from government health care programs. The costs relating to these matters could exceed the amount of any reduction in payment under the CVRs. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have a materially adverse effect on CHS’s business, financial condition, results of operations and/or cash flows following the merger.

The pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 48. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of CHS following the merger.

HMA stockholders will have a reduced ownership and voting interest in CHS after the merger and, as a result, will be able to exert less influence over management.

Following the merger, each HMA stockholder will become a stockholder of CHS with a percentage ownership of CHS after the merger that is smaller than the stockholder’s percentage ownership of HMA. It is expected that the former stockholders of HMA as a group will own approximately 16% of the outstanding shares of CHS common stock immediately after the completion of the merger. Because of this, HMA stockholders will have substantially less influence on the management and policies of CHS after the merger than they now have with respect to the management and policies of HMA.

CHS may be unable to hire and retain sufficient qualified personnel; the loss of any of its key executive officers could adversely affect CHS.

CHS believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial and professional personnel, including, following the merger, key employees of HMA. Key employees of CHS or HMA may depart for a variety of reasons, including because of issues relating to the difficulty of integration or accelerated retirement as a result of amounts received in connection with the merger. Accordingly, no assurance can be given that CHS will be able to retain key employees of CHS or, following the merger, HMA.

The combined company may require additional capital in the future, which may not be available to it on satisfactory terms, if at all.

The combined company will require liquidity to fund its operations and make interest and principal payments on its debt. To the extent that the funds generated by the combined company’s ongoing operations are insufficient to cover its liquidity requirements, it may need to raise additional funds through financings. If the combined company cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, operating results and financial condition could be adversely affected. Any future equity or debt financing may not be available on terms that are favorable to the combined company, if at all.

Other Risks Factors of CHS and HMA

CHS’s and HMA’s businesses are and will be subject to the risks described above. In addition, CHS and HMA are, and will continue to be, subject to the risks described in CHS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and HMA’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, and as updated by subsequent Quarterly Reports on Form 10-Q and any amendments thereto, and Current Reports on Form 8-K, all of which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 189.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

A number of the statements made or incorporated by reference in this proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are all statements made or incorporated by reference into this proxy statement/prospectus, other than statements of historical fact. In some cases, forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. These statements include statements regarding the intent, belief or current expectations of each of CHS and HMA and their respective subsidiaries, their directors and their officers with respect to, among other things, future events, including the merger, the respective financial results and financial trends expected to impact each of CHS and HMA prior to the completion of the merger, or if the merger is not completed, and expected to impact CHS thereafter, assuming the merger is completed.

Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those set forth under “Risk Factors” beginning on page 30, and those set forth under “Forward-Looking Statements,” “Risk Factors” or any similar heading in the documents incorporated by reference herein.

CHS and HMA caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference in this proxy statement/prospectus in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, neither CHS nor HMA has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

CHS and HMA expressly qualify in their entirety all forward-looking statements attributable to CHS or HMA or any person acting on either of their respective behalf by the cautionary statements contained or referred to in this section.

INFORMATION ABOUT CHS

CHS is one of the largest publicly-traded operators of hospitals in the United States in terms of number of facilities and net operating revenues. It provides healthcare services through the hospitals that it owns and operates in non-urban and selected urban markets throughout the United States. As of September 30, 2013, CHS owned or leased 135 hospitals, comprised of 131 general acute care hospitals and four stand-alone rehabilitation or psychiatric hospitals. These hospitals are geographically diversified across 29 states, with an aggregate of approximately 20,000 licensed beds. CHS generates revenues by providing a broad range of general and specialized hospital healthcare services and other outpatient services to patients in the communities in which it is located. Services provided through its hospitals and affiliated businesses include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. CHS also provides additional outpatient services at urgent care centers, occupational medicine clinics, imaging centers, cancer centers, ambulatory surgery centers and home health and hospice agencies.

CHS’s common stock is listed on the New York Stock Exchange under the symbol “CYH.” CHS was originally founded in 1986 and was reincorporated in 1996 as a Delaware corporation. CHS became public in 2000.

Additional information about CHS is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 189.

INFORMATION ABOUT HMA

HMA, by and through its subsidiaries, operates general acute care hospitals and other health care facilities in non-urban communities. As of September 30, 2013, HMA operated 71 hospitals with a total of approximately 10,782 licensed beds in Alabama, Arkansas, Florida, Georgia, Kentucky, Mississippi, Missouri, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Washington and West Virginia. Services provided by HMA’s hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care and pediatric services. HMA also provides outpatient services such as one-day surgery, laboratory, x-ray, respiratory therapy, cardiology and physical therapy. Additionally, some of HMA’s hospitals provide specialty services in, among other areas, cardiology (e.g., open-heart surgery, etc.), neuro-surgery, oncology, radiation therapy, computer-assisted tomography scanning, magnetic resonance imaging, lithotripsy and full-service obstetrics. HMA’s facilities benefit from centralized resources, such as purchasing, information technology, finance and accounting systems, legal services, facilities planning, physician recruiting, administrative personnel management, marketing and public relations.

HMA’s class A common stock is listed on the New York Stock Exchange under the symbol “HMA.” HMA was incorporated in Delaware in 1979 but began operations through a subsidiary that was formed in 1977. HMA became public in 1991.

Additional information about HMA is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 189.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHS

The following table presents summary historical consolidated financial and operating data for CHS as of and for the fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008 and as of and for the nine months ended September 30, 2012 and 2013. The summary historical financial information presented below for each of the five years ended December 31, 2012 has been derived from CHS’s audited consolidated financial statements. The summary historical financial information presented below for the nine months ended September 30, 2012 and 2013 has been derived from CHS’s unaudited interim condensed consolidated financial statements. In the opinion of CHS’s management, the unaudited interim financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information.

The information should be read in conjunction with CHS’s consolidated financial statements and the related notes thereto and the information under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CHS’s Annual Report on Form 10-K filed with the SEC on February 27, 2013 and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CHS’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed with the SEC on October 31, 2013, which are incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 189.

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Consolidated Statement of Income Data
Operating revenues (net of contractual allowances and discounts)	$10,563	$11,742	$12,623	$13,626	$14,988	$11,227	$11,335
Provision for bad debts	1,165	1,409	1,531	1,720	1,959	1,475	1,569
Net operating revenues	9,399	10,334	11,092	11,906	13,029	9,752	9,766
Total operating costs and expenses	8,429	9,269	9,971	10,772	11,819	8,825	9,102
Income from operations	970	1,065	1,121	1,134	1,210	927	664
Income from continuing operations before income taxes	366	448	519	474	504	382	234
Income from continuing operations	238	306	355	336	346	261	165
Income (loss) from discontinued operations, net of taxes	14	1	(7)	(58)	—	—	—
Net income	253	306	348	278	346	261	165
Less: Net income attributable to noncontrolling interests	34	63	68	76	80	57	52
Net income attributable to Community Health Systems, Inc. stockholders	$218	$243	$280	$202	$266	$203	$113

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)

Consolidated Statement of Cash Flow Data
Net cash provided by operating activities	$1,057	$1,076	$1,189	$1,262	$1,280	$778	$441
Net cash used in investing activities	(665)	(867)	(1,044)	(1,196)	(1,383)	(1,088)	(685)
Net cash (used in) provided by financing activities	(304)	(85)	(190)	(235)	361	421	(1)

Other Financial Data
Adjusted EBITDA(1)	$1,498	$1,652	$1,761	$1,837	$1,978	$1,496	$1,283

Operating Data
Number of hospitals (at end of period)	118	122	127	131	135	135	135
Licensed beds (at end of period)(2)	17,043	17,557	19,004	19,695	20,334	20,357	20,196
Beds in service (at end of period)(3)	14,836	15,539	16,264	16,832	17,265	17,274	17,370
Admissions(4)	650,701	675,902	678,284	675,050	701,837	528,445	499,800
Adjusted admissions(5)	1,174,525	1,242,647	1,277,235	1,330,988	1,418,472	1,065,547	1,032,649
Patient days(6)	2,768,024	2,874,125	2,891,699	2,970,044	3,058,931	2,302,714	2,210,028
Average length of stay (days)(7)	4.3	4.3	4.3	4.4	4.4	4.4	4.4
Occupancy rate (beds in service)(8)	52.3%	51.3%	50.2%	49.1%	48.6%	48.9%	46.9%
Net operating revenues	$9,399	$10,334	$11,092	$11,906	$13,029	$9,752	$9,766
Net inpatient revenues as a % of operating revenues before provision for bad debt	51.7%	50.4%	49.3%	46.1%	44.7%	45.1%	43.8%
Net outpatient revenues as a % of operating revenues before provision for bad debt	48.3%	47.3%	48.5%	51.9%	53.4%	53.1%	54.4%

Consolidated Balance Sheet Data (end of period)
Working Capital	$1,096	$1,217	$1,229	$935	$1,276	$1,226	$1,337
Property and equipment, net	5,894	6,132	6,324	6,856	7,152	7,106	7,068
Cash and cash equivalents	221	345	299	130	388	241	144
Total assets	13,818	14,021	14,698	15,209	16,606	16,241	16,722
Long-term debt	8,938	8,845	8,808	8,783	9,451	9,473	9,368
Other long-term liabilities	889	859	1,002	950	1,039	999	1,016
Total Community Health Systems, Inc. stockholders’ equity	1,611	1,951	2,189	2,397	2,731	2,654	2,990

(1)	EBITDA consists of net income attributable to Community Health Systems, Inc. before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude discontinued operations, gain/loss from early extinguishment of debt, impairment of long-lived assets and net income attributable to noncontrolling interests. CHS has from time to time sold noncontrolling interests in certain of its subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. CHS believes that it is useful to present adjusted EBITDA because it excludes the portion of EBITDA attributable to these third-party interests and clarifies for investors its portion of EBITDA generated by continuing operations. CHS uses adjusted EBITDA as a measure of liquidity. CHS has included this measure because CHS believes it provides investors with additional information about CHS’s ability to incur and service debt and make capital expenditures. Adjusted EBITDA is the basis for a key component in the determination of CHS’s compliance with some of the covenants under CHS’s senior secured credit facility, as well as to determine the interest rate and commitment fee payable under the senior secured credit facility (although adjusted EBITDA does not include all of the adjustments described in the senior secured credit facility).

Adjusted EBITDA is not a measurement of financial performance or liquidity under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from adjusted EBITDA are significant components in understanding and evaluating financial performance and liquidity. CHS’s calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles Adjusted EBITDA, as defined, to CHS’s net cash provided by operating activities as derived directly from CHS’s consolidated financial statements for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013:

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Adjusted EBITDA	$1,498	$1,652	$1,761	$1,837	$1,978	$1,496	$1,283
Interest expense, net	(643)	(644)	(648)	(644)	(623)	(462)	(465)
Provision for income taxes	(136)	(142)	(164)	(138)	(158)	(121)	(69)
Deferred income taxes	160	34	97	107	53	—	—
Income (loss) from operations of entities sold	5	1	(7)	(8)	—	—	—
Depreciation and amortization of discontinued operations	21	16	15	5	—	—	—
Stock compensation expense	52	45	39	43	41	31	29
(Excess tax benefit) income tax payable increase relating to stock-based compensation	(1)	3	(10)	(5)	(4)	(2)	(7)
Other non-cash expenses, net	3	24	14	28	34	22	48
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Patient accounts receivable	(50)	58	(27)	(138)	(204)	(228)	(231)
Supplies, prepaid expenses and other current assets	(34)	(35)	(40)	(43)	(100)	(68)	(60)
Accounts payable, accrued liabilities and income taxes	120	86	162	246	246	103	(206)
Other	62	(22)	(3)	(28)	17	7	20

Net cash provided by operating activities	$1,057	$1,076	$1,189	$1,262	$1,280	$778	$441

(2)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.
(3)	Beds in service are the number of beds that are readily available for patient use.
(4)	Admissions represent the number of patients admitted for inpatient treatment.
(5)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. CHS computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.
(6)	Patient days represent the total number of days of care provided to inpatients.
(7)	Average length of stay (days) represents the average number of days inpatients stay in CHS’s hospitals.
(8)	CHS calculated occupancy rate percentages by dividing the average daily number of inpatients by the weighted-average number of beds in service.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HMA

The following table presents summary historical consolidated financial and operating data for HMA as of and for the fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008 and as of and for the nine months ended September 30, 2012 and 2013. The summary historical financial information presented below for each of the five years ended December 31, 2012 has been derived from HMA’s audited consolidated financial statements. The summary historical financial information presented below for the nine months ended September 30, 2012 and 2013 has been derived from HMA’s unaudited interim consolidated financial statements. In the opinion of HMA’s management, the unaudited interim condensed financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information.

The information should be read in conjunction with HMA’s consolidated financial statements and the related notes thereto and the information under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in HMA’s Annual Report on Form 10-K/A filed with the SEC on November 13, 2013 and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in HMA’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed with the SEC on November 13, 2013, which are incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 189.

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Consolidated Statement of Income Data
Net revenue before the provision for doubtful accounts	$4,279	$4,535	$5,090	$5,803	$6,748	$5,034	$5,101
Provision for doubtful accounts	479	554	625	717	882	640	730
Net revenue	3,800	3,981	4,465	5,086	5,866	4,394	4,371
Total operating costs and expenses(1)	3,476	3,744	4,182	4,781	5,592	4,185	4,460
Income (loss) from continuing operations before income taxes	324	237	283	305	274	209	(89)
Income (loss) from continuing operations	207	159	183	201	185	142	(40)
(Loss) income from discontinued operations, including gains/losses on disposals, net of income taxes	(26)	3	(14)	(2)	(8)	(6)	—
Consolidated net income (loss)	181	162	169	199	177	136	(40)
Less: Net income attributable to noncontrolling interests	16	26	22	25	27	22	13
Less: Accretion of redeemable equity securities	—	—	—	—	—	—	20
Net income (loss) attributable to Health Management Associates, Inc.	$166	$136	$147	$173	$150	$114	$(73)
Consolidated Statement of Cash Flow Data
Net cash provided by continuing operating activities	$412	$435	$435	$544	$597	$458	$120
Net cash used in investing activities	(170)	(357)	(394)	(976)	(474)	(388)	(318)
Net cash (used in) provided by financing activities	(199)	(127)	(49)	401	(126)	(97)	140

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in millions)
Operating Data
Licensed beds at the end of the period, excluding inactive facilities(2)	7,821	8,220	8,839	9,868	10,562	10,527	10,782
Admissions(3)	296,233	306,184	323,917	338,431	349,508	264,548	253,677
Adjusted admissions(4)	510,647	533,101	586,060	635,547	692,767	521,459	514,397
Emergency room visits(5)	1,277,920	1,352,044	1,413,831	1,562,028	1,820,009	1,338,884	1,352,418
Surgeries(6)	260,835	281,285	314,564	342,427	394,939	297,177	293,598
Patient days(7)	1,263,420	1,281,093	1,350,697	1,424,500	1,478,632	1,120,123	1,089,642
Acute care average length of stay in days(8)	4.2	4.2	4.2	4.2	4.2	4.2	4.3
Occupancy rates(9)	45.3%	45.3%	43.9%	42.6%	36.9%	40.5%	38.1%
Consolidated Balance Sheet Data (end of period)
Total assets	$4,560	$4,607	$4,909	$6,003	$6,386	$6,303	$6,625
Long-term debt and capital lease obligations(10)	3,214	3,048	3,025	3,582	3,567	3,576	3,748
Redeemable equity securities	49	182	201	201	212	213	272
Stockholders’ equity, including noncontrolling interests(11)	283	359	528	774	995	942	1,008

(1)	Includes interest expense of approximately $251 million, $227 million, $212 million, $223 million and $311 million in 2008, 2009, 2010, 2011 and 2012, respectively, and $241 million and $212 million in the nine months ended September 30, 2012 and 2013, respectively.
(2)	Licensed beds are beds for which a hospital has obtained approval to operate from the applicable state licensing agency.
(3)	Admissions are patients admitted to HMA hospitals for inpatient treatment. This statistic is a measure of inpatient volume.
(4)	Adjusted admissions are total admissions adjusted for outpatient volume. Adjusted admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient charges and gross outpatient charges and then dividing the resulting amount by gross inpatient charges. This statistic is a measure of total inpatient and outpatient volume.
(5)	The number of emergency room visits is an operational measure that is used to gauge HMA patient volume. Much of the inpatient volume is a byproduct of a patient’s initial encounter with one of the HMA hospitals through an emergency room visit.
(6)	The number of surgeries includes both inpatient and outpatient surgeries. This statistic is indicative of overall patient volume and business trends.
(7)	Patient days are the total number of days that patients are admitted in HMA hospitals. This statistic is a measure of inpatient volume.
(8)	Acute care average length of stay in days represents the average number of days admitted patients stay in HMA hospitals. This statistic is a measure of HMA utilization of resources.
(9)	Occupancy rates are affected by many factors, including the population size and general economic conditions within individual market service areas, the degrees of variation in medical and surgical products, outpatient use of hospital services, quality and treatment availability at competing hospitals and seasonality. This statistic is a measure of inpatient volume.
(10)	The 2011 Debt Restructuring, which is discussed at Note 3 to the Consolidated Financial Statements in Item 8 of the Annual Report Form 10-K/A for the year ended December 31, 2012 and which is incorporated by reference into this proxy statement/prospectus, was completed on November 18, 2011.
(11)	HMA has not declared or paid any dividends during the years presented in the above table.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying Unaudited Pro Forma Condensed Combined Statements of Income (the “Pro Forma Income Statements”) for the nine months ended September 30, 2013 and the year ended December 31, 2012 combine the historical consolidated statements of income of CHS and HMA, giving effect to the merger as if it had been completed on January 1, 2012, the beginning of the earliest period presented. The accompanying Unaudited Pro Forma Condensed Combined Balance Sheet (the “Pro Forma Balance Sheet”) as of September 30, 2013 combines the historical consolidated balance sheets of CHS and HMA, giving effect to the merger as if it had been completed on September 30, 2013.

The accompanying unaudited pro forma condensed combined financial statements (the “Statements”) and related notes were prepared using the acquisition method of accounting with CHS considered the acquirer of HMA. Accordingly, the merger consideration to be paid in the merger has been allocated to assets and liabilities of HMA based upon their estimated fair values as of the date of completion of the merger. Any amount of the merger consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed will be recorded as goodwill in CHS’s balance sheet after the completion of the merger. As of the date of this proxy statement/prospectus, CHS has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the HMA assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform HMA’s accounting policies to CHS’s accounting policies. A final determination of the fair value of HMA’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of HMA that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of a portion of the merger consideration to be paid by CHS to complete the merger will be determined based on the trading price of CHS common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying Statements. The preliminary purchase price allocation was based on CHS’s historical experience, data that was available through the public domain and CHS’s due diligence review of HMA’s business. Until the merger is completed, both companies are limited in their ability to share information with the other. Upon completion of the merger, valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying Statements.

The accompanying Statements and related notes are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of CHS would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of CHS’s future consolidated results of operations or consolidated financial position. The Statements are based upon currently available information and estimates and assumptions that CHS management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the merger.

The accompanying Statements have been developed from and should be read in conjunction with the unaudited interim consolidated financial statements of CHS and HMA contained in their respective Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2013 and the audited consolidated financial statements of CHS contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and of HMA contained in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, filed with the SEC on November 13, 2013, each of which is incorporated by reference in this proxy statement/prospectus.

The historical consolidated financial statements of HMA presented herein have been adjusted by condensing and disaggregating certain line items in order to conform with CHS’s financial statement presentation.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the nine months ended September 30, 2013

(In millions, except share and per share data)

	CHS, as reported	HMA, as reported	Adjustments				Pro Forma Combined
Operating revenues (net of contractual allowances and discounts)	$11,335	$5,101	$				$16,436
Provision for bad debts	1,569	730					2,299

Net operating revenues	9,766	4,371					14,137

Operating costs and expenses:
Salaries and benefits	4,675	2,014					6,689
Supplies	1,482	689					2,171
Other operating expenses	2,159	1,041					3,200
Government settlement and related costs reserve	98	—					98
Electronic health records incentive reimbursement	(110)	(24)					(134)
Rent	215	126					341
Change in control and other related expense	—	112					112
Depreciation and amortization	583	290		9	(e	)	885
				3	(f	)
Interest expense		212		(212)	(g	)	—

Total operating costs and expenses	9,102	4,460		(200)			13,362

Income (loss) from operations	664	(89)		200			775
Interest expense, net	465	—		212	(g	)	830
				153	(d	)
Loss from early extinguishment of debt	1	—					1
Equity in earnings of unconsolidated affiliates	(36)	—					(36)

Income (loss) from continuing operations before income taxes	234	(89)		(165)			(20)
Provision (benefit) for income taxes	69	(49)		(62)	(h	)	(42)

Income (loss) from continuing operations	165	(40)		(103)			22

Discontinued operations, net of taxes:
Loss from operations of entities sold	—	—					—
Impairment of hospitals sold	—	—					—
Loss on sale, net	—	—					—

Loss from discontinued operations, net of taxes	—	—		—			—

Net income (loss)	165	(40)		(103)			22
Less: Net income attributable to noncontrolling interests	52	13					65
Less: Accretion of redeemable equity securities	—	20					20

Net income (loss) attributable to Community Health Systems, Inc. stockholders	$113	$(73)		$(103)			$(63)

Basic earnings (loss) per share attributable to Community Health Systems, Inc. common stockholders:
Continuing operations	$1.22	$(0.28)					$(0.57)
Discontinued operations	—	—					—

Net income	$1.22	$(0.28)					$(0.57)

Diluted earnings (loss) per share attributable to Community Health Systems, Inc. common stockholders:
Continuing operations	$1.21	$(0.28)					$(0.57)
Discontinued operations	—	—					—

Net income	$1.21	$(0.28)					$(0.57)

Weighted-average number of shares outstanding:
Basic	92,384,270	258,911,000		(240,549,744)	(i	)	110,745,526

Diluted	93,516,158	258,911,000		(240,549,744)	(i	)	111,877,414

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2012

(In millions, except share and per share data)

	CHS, as reported	HMA, as reported	Adjustments				Pro Forma Combined
Operating revenues (net of contractual allowances and discounts)	$14,988	$6,748	$				$21,736
Provision for bad debts	1,959	882					2,841

Net operating revenues	13,029	5,866		—			18,895

Operating costs and expenses:
Salaries and benefits	6,104	2,620					8,724
Supplies	1,973	904					2,877
Other operating expenses	2,870	1,310					4,180
Electronic health records incentive reimbursement	(127)	(75)					(202)
Rent	273	173					446
Depreciation and amortization	726	349		13	(e	)	1,092
				4	(f	)
Interest expense		311		(311)	(g	)	—

Total operating costs and expenses	11,819	5,592		(294)			17,117

Income from operations	1,210	274		294			1,778
Interest expense, net	623			311	(g	)	1,103
				169	(d	)
Loss from early extinguishment of debt	115						115
Equity in earnings of unconsolidated affiliates	(42)						(42)
Impairment of long-lived assets	10						10

Income from continuing operations before income taxes	504	274		(186)			592
Provision for income taxes	158	89		(69)	(h	)	178

Income from continuing operations	346	185		(117)			414

Discontinued operations, net of taxes:
Loss from operations of entities sold	—	(8)					(8)
Impairment of hospitals sold	—	—					—
Loss on sale, net	—	—					—

Loss from discontinued operations, net of taxes	—	(8)		—			(8)

Net income	346	177		(117)			406
Less: Net income attributable to noncontrolling interests	80	27					107

Net income attributable to Community Health Systems, Inc. stockholders	$266	$150		$(117)			$299

Basic earnings (loss) per share attributable to Community Health Systems, Inc. common stockholders(1):
Continuing operations	$2.98	$0.62					$2.85
Discontinued operations	(0.01)	(0.03)					(0.08)

Net income	$2.98	$0.59					$2.78

Diluted earnings (loss) per share attributable to Community Health Systems, Inc. common stockholders(1):
Continuing operations	$2.96	$0.61					$2.84
Discontinued operations	(0.01)	(0.03)					(0.07)

Net income	$2.96	$0.58					$2.76

Weighted-average number of shares outstanding:
Basic	89,242,949	254,217,000		(235,855,749)	(i	)	107,604,205

Diluted	89,806,937	256,710,000		(238,348,744)	(i	)	108,168,193

(1)	Total per share amounts may not add due to rounding.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

September 30, 2013

(In millions, except share data)

	CHS, as reported	HMA, as reported	Adjustments			Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$144	$1	$(2,965)	(a	)	$197
			(2,948)	(b	)
			5,965	(b	)
Patient accounts receivable, net	2,299	970				3,269
Supplies, prepaid expenses and other assets	887	492	70	(a	)	1,449
Deferred income taxes	117	—				117

Total current assets	3,447	1,463	122			5,032

Property and equipment	10,439	5,832	(1,758)	(a	)	14,513
Less accumulated depreciation and amortization	(3,371)	(2,241)	2,241	(a	)	(3,371)

Property and equipment, net	7,068	3,591	483	(a	)	11,142

Goodwill	4,437	1,033	(1,033)	(a	)	8,150
			3,604	(a	)
			59	(a	)
			50	(c	)
Other assets, net	1,770	538	(193)	(a	)	2,326
			93	(a	)
			168	(b	)
			(50)	(c	)

Total assets	$16,722	$6,625	$3,303			$26,650

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long-term debt	$180	$111	$(140)	(b	)	$151
Accounts payable	744	161				905
Deferred income taxes	—	10				10
Accrued liabilities	1,186	571	(45)	(b	)	1,712

Total current liabilities	2,110	853	(185)			2,778

Long-term debt	9,368	3,637	(2,594)	(b	)	16,376
			5,965	(b	)

Deferred income taxes	808	387	147	(a	)	1,342

Other long-term liabilities	1,016	469	264	(a	)	1,749

Total liabilities	13,302	5,346	3,597			22,245

Redeemable noncontrolling interests in equity of consolidated subsidiaries	367	272	59	(a	)	698

EQUITY
Stockholders’ equity
Preferred stock	—	—				—
Common stock	1	3	(3)	(a	)	1
Additional paid-in capital	1,231	231	(231)	(a	)	1,993
			762	(a	)
Treasury stock, at cost, 975,549 shares at June 30, 2013	(7)	—				(7)
Accumulated other comprehensive loss	(92)	(8)	8	(a	)	(92)
Retained earnings	1,857	771	(771)	(a	)	1,739
			(118)	(b	)

Total stockholders’ equity	2,990	997	(353)			3,634
Noncontrolling interests in equity of consolidated subsidiaries	63	10				73

Total equity	3,053	1,007	(353)			3,707

Total liabilities and equity	$16,722	$6,625	$3,303			$26,650

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTE 1.     DESCRIPTION OF THE TRANSACTION

As previously disclosed, CHS entered into the merger agreement with HMA and Merger Sub. Pursuant to the merger agreement, at the closing of the merger, Merger Sub will merge with and into HMA, with HMA surviving the merger and becoming a direct or indirect wholly owned subsidiary of CHS. At the closing of the merger, each outstanding share of HMA common stock (other than any shares of HMA common stock owned by CHS or any subsidiary of CHS or HMA, and other than shares of HMA common stock as to which dissenters’ rights have been properly exercised) will be cancelled and converted automatically into the right to receive (subject to certain limitations set forth in the merger agreement) (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock, and (3) one CVR. A holder of a CVR will be entitled to receive a cash payment of up to $1.00 per CVR following and conditioned upon the final resolution of certain existing legal matters involving HMA. If the amount of certain specified losses (including attorney’s fees and expenses) arising out of or relating to such legal matters exceeds a deductible of $18,000,000, the amount payable in respect of each CVR will be reduced (but not below zero) by a pro rata portion (based on the total number of CVRs outstanding at the time of final resolution of such legal matters) of $0.90 for each dollar of losses in excess of the $18,000,000 deductible. For purposes of calculating the payment to the CVR holders, the amount of such losses will be net of any amounts actually recovered by CHS under insurance policies. After the closing of the merger, CHS will control the management and disposition of the above mentioned legal matters involving HMA, including with respect to the defense, negotiation and settlement thereof. The CVRs do not have a finite payment date.

In addition, at the effective time of the merger: (i) each option to acquire shares of HMA common stock that is then outstanding, whether or not then vested, will be cancelled and terminated in exchange for the right to receive a number of shares of HMA common stock equal to the number of shares of HMA common stock subject to such stock option minus the number of shares of HMA common stock subject to such option which, when multiplied by the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, is equal to the aggregate exercise price of such option, and any shares of HMA common stock issued in respect of HMA stock options will be cancelled and converted into the right to receive the merger consideration defined above at the effective time of the merger; (ii) each HMA restricted stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA restricted stock award that is subject to performance based vesting, that the performance goals are satisfied at a level of 100%) and will be treated in the merger as an outstanding share of HMA common stock; (iii) each HMA deferred stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA deferred stock award that is subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and will be cancelled and exchanged for a number of shares of HMA common stock underlying such HMA deferred stock award so cancelled, which shares will be treated in the merger as outstanding shares of HMA common stock; and (iv) each HMA performance cash award that is then outstanding, whether or not then vested, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%.

Based on the estimated number of shares of HMA common stock and CHS common stock outstanding on November 13, 2013, HMA stockholders will own approximately 16% of the outstanding shares of CHS common stock upon closing of the merger.

CHS has obtained commitments from Bank of America and Credit Suisse to provide debt financing for the merger, consisting of a $750,000,000 2016 term loan facility and a $1,510,000,000 2020/2021 term loan facility. CHS also expects to issue up to $1,330,000,000 in aggregate principal amount of senior secured notes and up to $2,375,000,000 in aggregate principal amount of senior unsecured notes through a private offering under Rule 144A of the Securities Act. If CHS is not able to complete such an offering, it has available commitments of up to a $2,205,000,000 secured bridge loan facility and a $2,375,000,000 unsecured bridge loan facility (minus cash proceeds from notes issued on or prior to the closing date and other specified amounts as agreed). The obligations of Bank of America and Credit Suisse to provide this debt financing are subject to a number of customary conditions, including, without limitation, execution and delivery of certain definitive documentation. The merger agreement requires CHS to use its reasonable best efforts to obtain the financing on the terms and conditions described in the financing commitments. The obligation of CHS and Merger Sub to consummate the merger is not subject to a financing condition. The unaudited pro forma adjustments included in the Statements assume that CHS will replace the secured and unsecured bridge loan facilities on or prior to the closing date by issuing the senior secured and unsecured notes at corresponding amounts and interest rates. CHS has made no final determination with respect to the financing transactions and is continuing to review and consider all alternatives. In no event shall any disclosure contained herein be deemed indicative of the final financing that CHS will choose to adopt.

NOTE 2.     BASIS OF PRO FORMA PRESENTATION

The Statements have been derived from the historical consolidated financial statements of CHS and HMA that are incorporated by reference into this proxy statement/prospectus. Certain financial statement line items included in HMA’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in CHS’s historical presentation. For the unaudited pro forma condensed combined balance sheet, other long-term assets of HMA representing the fair value of leasehold rights to operate leased hospital facilities have been presented within property and equipment. Additionally, for the unaudited pro forma condensed combined statements of income, interest expense and other operating expense have been conformed to the CHS presentation. The reclassification of these items had no impact on the historical total assets, total liabilities, or stockholders’ equity reported by CHS or HMA, respectively. The reclassifications also did not impact the historical earnings from continuing operations.

The merger is reflected in the Statements as an acquisition of HMA by CHS using the acquisition method of accounting, in accordance with business combination accounting guidance under accounting principles generally accepted in the United States (“GAAP”). Under these accounting standards, the total estimated purchase price will be calculated as described in Note 3 to the Statements, and the assets acquired and the liabilities assumed will be measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, CHS has applied the accounting guidance under GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions in connection with the merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be revised at the time of the merger as additional information becomes available and as valuation work is performed. The final purchase price allocation will be determined after the completion of the merger, and the final allocations may differ materially from those presented.

NOTE 3.     ESTIMATE OF CONSIDERATION EXPECTED TO BE TRANSFERRED

Based on the closing price per share of CHS common stock on the New York Stock Exchange on September 30, 2013 of $41.50 and the number of shares of HMA common stock, options to purchase HMA common stock, restricted shares of HMA common stock, and HMA deferred shares outstanding at September 30, 2013, the total merger consideration would have been approximately $3.8 billion, consisting of $2.8 billion of cash, 18.4 million shares of CHS common stock, and $264 million in the value of contingent value rights issued (assuming, solely for purposes of the Statements, full payment thereunder). Changes in the share price of CHS common stock, or the number of shares of HMA common stock, HMA restricted stock awards, HMA deferred stock awards or HMA performance cash awards, or change in the value of the CVRs at the closing of the merger could result in material differences in the merger consideration and, thus, the purchase price and related purchase price allocation in the merger. At the effective time of the merger, each outstanding share of HMA common stock (other than shares owned by HMA as treasury stock, shares owned by CHS or any subsidiary of CHS (including Merger Sub) or HMA, and shares held by holders properly exercising appraisal rights under the Delaware

General Corporation Law) will be cancelled and converted automatically into the right to receive (subject to certain limitations set forth in the merger agreement) (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock, and (3) one CVR.

The following is a preliminary estimate of the merger consideration to be paid by CHS in the merger, including consideration to be paid to holders of options to purchase HMA common stock, HMA restricted stock awards, HMA deferred stock awards and HMA performance cash awards, pursuant to the provisions above (in millions and assuming full payment under the CVRs solely for purposes of this estimate):

Cash paid for shares outstanding or issuable HMA shares	$2,777
Estimated fair value of common stock of CHS	762
Estimated fair value of contingent value rights issued	264

Total consideration	$3,803

The estimated value of the merger consideration reflected in these Statements does not purport to represent the actual value of the total merger consideration that will be received by HMA’s stockholders and other equity holders when the merger is completed. In accordance with GAAP, the fair value of equity securities issued as part of the merger consideration will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share value component different from the $41.50 assumed in these Statements and that difference may be material. For example, an increase or decrease by 10% in the price of CHS common stock on the closing date of the merger from the price of CHS common stock assumed in these Statements would increase or decrease the value of the merger consideration by approximately $76 million, which would be reflected in these Statements as an equivalent increase or decrease to goodwill. In addition, the actual payment under the CVRs may be substantially less than $1.00 per CVR, or no payment at all may be made to a holder of a CVR.

The allocation of the preliminary purchase price to the fair values of assets to be acquired and liabilities to be assumed in the merger includes unaudited pro forma adjustments to reflect the expected fair values of HMA’s assets and liabilities at the completion of the merger. The allocation of the preliminary purchase price is as follows (in millions):

Current assets	$1,463
Property and equipment	4,074
Goodwill	3,713
Other long-term assets	375
Amortizable intangible assets	13
Current liabilities	(742)
Other long-term liabilities	(1,003)
Long-term debt	(3,748)
Noncontrolling interests in consolidated subsidiaries	(342)

Total consideration	$3,803

Goodwill will not be amortized but will be tested for impairment on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. The preliminary purchase price allocation for HMA is subject to revision as more detailed analysis is completed and additional information on the fair values of HMA’s assets and liabilities become available and as preacquisition contingencies are identified, and acquisition related costs, etc. are finalized. Any change in the fair value of the assets and liabilities of HMA will change the amount of the purchase price allocable to goodwill. The final purchase price allocation may differ materially from the allocation presented here.

With respect to goodwill expected to be recognized in the merger, CHS management believes that the predominant portion of the goodwill expected to result from the merger relates to HMA as a going concern and the fair value of expected synergies from combining the CHS and HMA businesses. The going concern element represents the ability to earn a higher return on the combined assembled collection of assets and businesses of HMA than if those assets and businesses were to be acquired separately. The synergies from the combination of CHS and HMA are expected to be in the form of decreased costs. Cost synergies are expected to arise primarily from reduction of corporate costs. Other relevant elements of goodwill are expected to include the assembled work force that is not recorded separately from goodwill. The accompanying Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the merger.

CHS has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger. CHS anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to, fixed assets, Medicare licenses, certificates of need, and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final merger consideration, and amounts allocated to assets acquired and liabilities assumed in the merger, could differ materially from the preliminary amounts presented in these Statements. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the merger from those preliminary valuations presented in these Statements would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the merger. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in these Statements. See Note 6 for the effects of changes in estimated fair value of properties and amortizable intangible assets to be acquired in the merger on the calculation of pro forma depreciation and amortization expense.

NOTE 4.    CONTINGENT VALUE RIGHTS

The unaudited pro forma condensed combined balance sheet as of September 30, 2013 includes CHS’s estimate of the value of the total potential payments under the CVRs issued as part of the consideration paid to HMA shareholders, assuming full payment under the CVRs. At the completion of the merger, the liability for the CVRs will be recorded at its estimated fair value. At each reporting period subsequent to the merger, the liability related to the fair value of the CVRs will be remeasured to the then estimated fair value, with changes reflected as an adjustment to operating income. This pro forma adjustment does not represent CHS’s estimate of the probable outcome of the contingencies involving such litigation, and the estimated fair values assigned by CHS in these unaudited pro forma condensed combined financial statements may not be indicative of the actual fair value of the CVRs or the ultimate payment to be made to the holders of the CVRs or the value at which the CVRs will trade following the completion of the merger. The actual fair value of the liability associated with the CVR that is ultimately recorded at the acquisition date could differ materially from that estimated above. Any change from the estimated amount will be an adjustment of goodwill recorded at the acquisition date.

NOTE 5.	CHANGE IN CONTROL AND OTHER COSTS

On June 25, 2013, Glenview Capital Management, LLC and certain of its affiliated investment funds (collectively, “Glenview”) filed with the Securities and Exchange Commission (“SEC”) a preliminary consent solicitation statement which, among other things, sought consent from HMA stockholders to remove all of the members of HMA’s then existing Board of Directors and replace them with the Glenview nominees. On July 19, 2013, Glenview filed its definitive consent solicitation statement with the SEC and solicited consent from our stockholders (the “Glenview Consent Solicitation Process”). As a result of the Glenview Consent Solicitation Process, on August 16, 2013, all of the incumbent board members were removed and replaced by the Glenview

Nominees. Such event constituted a change in control (the “Change in Control”) pursuant to the Health Management Associates, Inc. amended and restated 1996 Executive Incentive Compensation Plan (“EICP”) and the 2006 Outside Director Restricted Stock Award Plan (“2006 Director Plan”). As a result of such Change in Control and pursuant to the terms of the EICP and 2006 Director Plan and the applicable award agreements, all of the outstanding and unvested equity and performance cash awards held became vested. At such time an aggregate of approximately 7.3 million shares of common stock were subject to unvested restricted stock and deferred stock awards. The vesting of the stock resulted in the recognition of approximately $42 million of incremental stock compensation expense.

In addition, holders of stock options issued under the EICP were entitled to receive a cash payment due to the Change in Control and based on terms as defined in the EICP. This cash payment resulted in recognition of approximately $4 million of incremental compensation expense.

Finally, certain employees held an aggregate of approximately $39 million of unvested cash awards issued under the EICP. All such awards immediately vested upon the Change in Control.

Related to the merger agreement and the Glenview Consent Solicitation Process, HMA incurred substantial costs associated with various advisors, including bankers, attorneys and others, and HMA has also entered into certain retention and severance agreements with key personnel. Outside fees associated with these events were approximately $12 million for the nine months ended September 30, 2013. Severance and retention costs were approximately $15 million for the nine months ended September 30, 2013.

All of the above items have been recognized as “Change in control and other related expense” by HMA during the nine months ended September 30, 2013 and in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2013.

NOTE 6.	ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to HMA’s assets and liabilities to a preliminary estimate of their fair values, to reflect financing transactions associated with the proposed transaction, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to tangible and intangible assets, to reflect other transactions directly related to the transaction, and to reflect the income tax effects related to the pro forma adjustments. There were no intercompany transactions between CHS and HMA. Certain pro forma adjustments were required to conform HMA’s accounting policies and presentation to CHS’s accounting policies and presentation.

The accompanying unaudited pro forma condensed combined financial statements have been prepared as if the proposed transaction was completed on September 30, 2013 for balance sheet purposes and January 1, 2012 for income statement purposes, and reflect the following adjustments (in millions):

(a)	To record the proposed transaction:

Estimated cash payments for:
Purchase of outstanding HMA shares	$2,777
HMA stock awards and other equity based instruments	—
Transaction costs	188

$2,965

At September 30, 2013, there were no other outstanding stock awards or other equity based instruments that will receive consideration under the terms of the merger agreement.

Included in transaction costs are severance costs of $26 million primarily resulting from change in control provisions, direct transaction costs of $60 million, which primarily include estimated investment banker fees, attorneys’ fees and accounting fees, and expenses of $102 million related to the costs of refinancing HMA’s existing long-term debt.

Elimination of existing HMA stockholders’ equity:
Common stock	$(3)
Additional paid-in capital	(231)
Accumulated other comprehensive loss	8
Retained earnings	(771)

$(997)

The unaudited pro forma adjustment to equity also includes the recognition of approximately 18.4 million shares of CHS common stock expected to be issued in the merger (based on the number of shares of HMA common stock and shares of underlying compensation equity awards outstanding at September 30, 2013) and $762 million of additional paid-in capital.

The adjustment to supplies, prepaid expenses and other assets reflects a $70 million increase to prepaid income taxes resulting from the tax deductibility of one-time costs and transaction fees related to the merger, based on a combined statutory federal and state tax rate of 37.4%.

The unaudited pro forma adjustment of $483 million to property and equipment, net includes the reclassification of $183 million from other assets to property and equipment related to HMA’s recorded intangible assets representing the value of leasehold interests in the hospitals acquired that are operated under a lease agreement. This adjustment conforms the presentation to the CHS policy of recording such as assets as part of the value of the leased property. Additionally, the increase in the preliminary estimated fair value of property and equipment acquired based on management’s estimates of fair value and HMA’s historical net book value of property and equipment is summarized as follows (in millions):

	Historical Net Book Value	Estimated Fair Value	Estimated Increase
Land	$252	$302	$50
Buildings and improvements	2,500	2,750	250
Equipment	727	727	—
Construction in progress	112	112	—

	$3,591	$3,891	$300

The final fair value amounts will be determined based upon management’s final best estimate of fair value. Deferred income tax liabilities will increase by an estimated $147 million to reflect the impact of the pro forma purchase price adjustments related to the increase in fair value of HMA’s property and equipment and intangible assets. Estimates of additional goodwill and identifiable intangibles as a result of the purchase price allocation are detailed in Note 3 to these unaudited pro forma condensed financial statements.

As noted above, the unaudited pro forma adjustment to property and equipment reclassifies to property and equipment $183 million of HMA’s recorded intangible assets relating to the value of leasehold interests in the hospitals acquired that are operated under a lease agreement. The remaining adjustment to intangible assets eliminates the remaining HMA balance of $10 million for a total adjustment of $193 million. The unaudited pro forma adjustment also includes a $93 million fair value adjustment to record the preliminary estimated fair value of HMA’s identifiable intangible assets. Such assets include $80 million for the estimated fair value of the Medicare licenses in place at HMA hospitals and $13 million for the estimated fair value of certificates of need in place at those hospitals in states requiring such certificates. The intangible asset related to Medicare licenses is expected to have an indefinite life, so no amortization is expected and the asset will be evaluated on an annual basis for any indicators of impairment. The intangible asset related to certificates of need is expected to have a definite life, and as such will be amortized on a straight-line basis over an estimated useful life of 3 years.

The unaudited pro forma adjustment to accrued liabilities reflects the elimination of $32 million related to the termination of HMA’s interest rate swap liability.

The unaudited pro forma adjustment of $264 million to other long-term liabilities is to record the fair value of the total contingent value rights liability. See Note 4.

The unaudited pro forma adjustment of $59 million to redeemable noncontrolling interests in equity of consolidated subsidiaries is to record the estimated value of a put option available to certain shareholders of an HMA subsidiary that becomes exercisable upon change in control.

Other adjustments to the HMA balance sheet are to conform the presentation of certain assets and liabilities to the CHS presentation.

(b)	To record the payments to be made from the proceeds of the new indebtedness (in millions):

Sources
New Senior Secured Term Loan Facility due 2016	$750
New Senior Secured Term Loan Facilities due 2020/2021	1,510
Secured Notes	1,330
Unsecured Notes	2,375

Subtotal	$5,965

Uses
Cash payments related to HMA stock and transaction costs:
Purchase HMA outstanding shares	$(2,777)
HMA stock options and other equity-based instruments	—
Transaction costs ($118 net of tax)	(188)

Subtotal	$(2,965)

Cash payments related to refinancing and debt repayment:
CHS Term Loan B	$(60)
HMA Revolving Credit Facilities	(223)
HMA Term Loan A	(620)
HMA Term Loan B	(1,344)
HMA 6.125% Senior Notes due 2016	(399)
HMA 3.75% Convertible Senior Subordinated Notes due 2028	(89)
Accrued interest	(13)
Termination of interest rate swap liability	(32)
Financing fees(1)	(168)

Subtotal	(2,948)

Working Capital(2)	(52)

Total uses	$(5,965)

(1)	Financing fees will be capitalized as deferred loan costs and amortized into interest expense.
(2)	Working capital will be used for general corporate purposes.

The table above reflects CHS’s assumption of $875 million of HMA 7.375% Senior Notes due 2020 (the “7.375% Notes”). However, CHS has availability under its secured borrowing financing commitments to incur additional indebtedness which may be used to repay all or a portion of the 7.375% Notes. CHS has made no final determination with respect to the financing transactions and is continuing to review and consider all alternatives. In no event shall the table above or any other disclosure herein be deemed indicative of the final financing that CHS will choose to adopt.

The following table summarizes the impact on long-term debt from the financing transactions (in millions):

	Current maturities of long-term debt	Long-term debt	Total Debt Increase
Repayment of CHS Debt	$(60)	$—	$(60)
Repayment of HMA Debt	(80)	(2,594)	(2,674)
New debt expected to be incurred by CHS	—	5,965	5,965

	$(140)	$3,371	$3,231

The unaudited pro forma combined financial statements have assumed that CHS will complete an offering of debt securities based on current market conditions and, as a result, will not borrow any amounts under the secured and unsecured bridge loan agreements.

(c)	To reflect the non-cash write-off of deferred loan costs associated with the refinancing of existing indebtedness of both CHS and HMA in accordance with the purchase accounting guidelines in GAAP (in millions):

Deferred Loan Costs
CHS Term Loan B	$—
HMA Term Loan A and B and Revolver	34
HMA 7.375% Senior Notes due 2020	16
HMA 6.125% Senior Notes due 2016	—
HMA 3.75% Convertible Senior Subordinated Notes due 2028	—

$50

Such amounts for CHS debt will be reflected in the results of operations as a loss from early extinguishment of debt upon completion of the refinancing. The amounts related to assumed HMA debt will be applied against the purchase price as an adjustment to goodwill.

As noted above, the unaudited pro forma combined financial statements reflect CHS’s assumption of $875 million of the 7.375% Notes. However, as GAAP requires that all outstanding debt assumed be recognized at fair value, all related deferred loan costs are required to be eliminated.

(d)	To record estimated interest expense based upon the assumed debt structure as follows (in millions):

	Year ended December 31, 2012	Nine months ended September 30, 2013
Bank Loans	$290	$192
Notes	598	487
Capital leases and other debt	23	21
Deferred loan costs	79	60
Revolver commitment fees	4	3
Interest rate swaps	137	77
Agent fees, Standby letters of credit and other	5	2

Total estimated interest costs	1,136	842
Less: Capitalized interest	(33)	(12)

Estimated interest expense, net	1,103	830

Less: Interest expense, net, as reported
CHS	(623)	(465)
HMA	(311)	(212)

Net interest expense adjustment	$169	$153

For purposes of these unaudited pro forma condensed combined financial statements, management has assumed a weighted average interest rate of 3.6% for the year ended December 31, 2012 and 4.0% for the nine months ended September 30, 2013 on its Bank Loans, and a weighted-average interest rate of 7.1% on the Notes for the year ended December 31, 2012 and 6.9% for the nine months ended September 30, 2013. Because the new Senior Secured Term Loans, included in Bank Loans above, are subject to a LIBOR floor of 75 basis points for term loans due 2016 and 100 basis points for term loans due 2020, a fluctuation in our assumed interest rate for purposes of these pro forma financial statements of 0.125% on the new Senior Secured Term Loans would have no effect on interest expense as calculated in the pro forma adjustment.

The adjustments above also eliminate the effect of the HMA ineffective interest rate swap agreement that is recorded as a component of interest expense.

(e)	To adjust depreciation expense related to the write-up of HMA’s property and equipment to fair market value. Management believes the write-up will be primarily to land and buildings, of which it estimates the buildings to have a weighted-average useful life remaining of 20 years. A change in building fair value of $10 million will affect depreciation expense by approximately $0.5 million annually and a change in equipment fair value of $10 million will affect depreciation by approximately $1.3 million annually.

(f)	To record amortization expense related to the write-up of identifiable intangible assets. Management believes such intangible assets will principally relate to certificates of need, licenses and permits and will have a useful life of approximately 3 years.

(g)	The unaudited pro forma adjustment conforms the presentation of interest expense to the CHS presentation.

(h)	To record the income tax effects of the pro forma statement of income adjustments using a combined statutory federal and state tax rate of 37.4%.

(i)	To record the cancellation of all outstanding shares of HMA common stock and the issuance of approximately 18.4 million shares of CHS common stock.

COMPARATIVE PER SHARE DATA

The following table shows, for the year ended December 31, 2012, and the nine months ended September 30, 2013, historical and pro forma equivalent per share data for HMA common stock and historical and pro forma combined per share data for CHS common stock. The information in the table is derived from each of HMA’s and CHS’s respective historical consolidated financial statements incorporated by reference herein, as well as the unaudited pro forma condensed combined financial information included elsewhere herein.

The pro forma equivalent information shows the effect of the merger from the perspective of an owner of HMA common stock. The information was computed by multiplying the pro forma combined income from continuing operations per share for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and pro forma combined book value per share as of September 30, 2013 by the exchange ratio of the stock portion of the merger consideration of 0.06942 shares of CHS common stock for each share of HMA common stock. These computations exclude any potential benefit to HMA stockholders from receiving any amount of cash as a component of the merger consideration.

The pro forma combined data below is presented for illustrative purposes only. The pro forma adjustments to the statement of income data are based on the assumption that the merger was completed on January 1, 2012, and the pro forma adjustments to the balance sheet data are based on the assumption that the merger was completed on September 30, 2013.

Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of CHS after the completion of the merger.

You should read the information below together with the historical consolidated financial statements and related notes of each of CHS and HMA, which are incorporated by reference in this proxy statement/prospectus, and with the information under the heading “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 48.

	HMA Common Stock		CHS Common Stock
	Historical	Pro Forma Equivalent	Historical	Pro Forma Combined
Income (loss) from Continuing Operations Per Share
Basic
Year Ended December 31, 2012	$0.62	$0.20	$2.98	$2.85
Nine Months Ended September 30, 2013	$(0.28)	$(0.04)	$1.22	$(0.57)
Diluted
Year Ended December 31, 2012	$0.61	$0.20	$2.96	$2.84
Nine Months Ended September 30, 2013	$(0.28)	$(0.04)	$1.21	$(0.57)
Book Value Per Share
September 30, 2013	$3.81	$2.27	$32.16	$32.72

COMPARATIVE MARKET VALUE OF COMMON STOCK

CHS common stock and HMA common stock are listed for trading on the New York Stock Exchange under the symbols “CYH” and “HMA,” respectively. The following table shows the closing prices per share of CHS common stock and HMA common stock as reported on May 24, 2013 (the final trading day prior to the public announcement of the implementation of HMA’s shareholder rights plan), June 11, 2013 (the last trading day prior to the public announcement that HMA had engaged Weil and Morgan Stanley in connection with its ongoing consideration of strategic alternatives and opportunities available) and on November 15, 2013, the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows the implied value of the merger consideration for each share of HMA common stock when excluding the CVR, which was calculated by multiplying the closing price of CHS common stock on the relevant date by the exchange ratio of the stock portion of the merger consideration of 0.06942 shares of CHS common stock for each share of HMA common stock and adding the per share cash consideration of $10.50, without interest, and the implied value of the merger consideration for each share of HMA common stock when assuming the holders of each CVR receive the $1.00 nominal face value of the CVR.

	Closing Price of CHS Common Stock	Closing Price of HMA Common Stock	Implied Value of Merger Consideration (excluding CVR)	Implied Value of Merger Consideration (assuming $1.00 CVR)
As of May 24, 2013	$43.24	$11.04	$13.50	$14.50
As of June 11, 2013	$48.98	$13.93	$13.90	$14.90
As of November 15, 2013	$42.71	$13.16	$13.46	$14.46

The market price of CHS common stock and HMA common stock will fluctuate prior to the HMA special meeting and before the merger is completed, which will affect the implied value of the merger consideration paid to HMA stockholders. You should obtain current market quotations for the shares before making any decisions with respect to the merger. In addition, the value, if any, of the CVRs is speculative, and there can be no assurance that each CVR will have a value of $1.00, or any value at all.

COMPARATIVE STOCK PRICES AND DIVIDENDS

The following table presents trading information for shares of CHS and HMA common stock on May 24, 2013 (the last trading day before the public announcement of the implementation of HMA’s shareholder rights plan), June 11, 2013 (the last trading day prior to the public announcement that HMA had engaged Weil and Morgan Stanley in connection with its ongoing consideration of strategic alternatives and opportunities available) and November 15, 2013, the latest practicable trading day before the date of this proxy statement/prospectus.

	HMA Common Stock			CHS Common Stock
Common Stock Date	High	Low	Close	High	Low	Close
May 24, 2013	$11.13	$10.79	$11.04	$43.53	$42.76	$43.24
June 11, 2013	$14.14	$13.83	$13.93	$49.63	$48.90	$48.98
November 15, 2013	13.27	13.15	13.16	43.63	42.50	42.71

For illustrative purposes, the following table provides HMA equivalent per share information on each of the specified dates. HMA equivalent per share information refers to the value of the merger consideration to be received per share of HMA common stock, and is calculated as the sum of $10.50 plus the value of 0.06942 of a share of CHS common stock as reported by the NYSE on such specified dates. In presenting the below information, the value of the CVR (if any) has been excluded.

	HMA Equivalent per Share Information
Date	High	Low	Close
May 24, 2013	$13.52	$13.47	$13.50
June 11, 2013	$13.95	$13.89	$13.90
November 15, 2013	13.53	13.45	13.46

Market Prices and Dividend Data

The following table sets forth the high and low closing prices of HMA’s and CHS’s common stock as reported by the NYSE, and the cash dividends declared per share in respect of the common stock of each company, for the calendar quarters indicated.

	HMA Common Stock			CHS Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2011:
First Quarter	$11.07	$8.86	—	$42.50	$34.62	—
Second Quarter	$11.74	$9.82	—	$41.09	$22.33	—
Third Quarter	$11.26	$6.43	—	$27.63	$15.91	—
Fourth Quarter	$9.26	$6.06	—	$21.92	$14.61	—
2012:
First Quarter	$7.68	$4.81	—	$25.74	$16.37	—
Second Quarter	$7.89	$5.92	—	$28.79	$20.71	—
Third Quarter	$8.69	$6.27	—	$29.59	$22.51	—
Fourth Quarter	$9.33	$6.97	—	$32.70	$26.33	$0.25
2013:
First Quarter	$13.00	$8.76	—	$48.01	$30.85	—
Second Quarter	$16.41	$10.20	—	$51.29	$40.53	—
Third Quarter	$16.94	$12.58	—	$48.50	$37.99	—
Fourth Quarter(1)	$13.24	$12.16	—	$44.12	$40.52	—

(1)	Fourth quarter data is presented through November 15, 2013, the last practicable trading day before the date of this proxy statement/prospectus.

HMA has not declared or paid any cash dividends on its common stock in the two most recent fiscal years. HMA does not anticipate paying any cash dividends on its common stock in the foreseeable future.

CHS paid a special dividend of $0.25 per share to holders of CHS common stock at the close of business as of December 17, 2012, which totaled approximately $23.0 million. CHS does not anticipate the payment of any other cash dividends in the foreseeable future; however, any such future payments will be at the discretion of the CHS board of directors and will depend upon CHS’s results of operations, earnings, capital requirements, contractual restrictions (including covenants contained in CHS’s debt instruments) and other factors deemed relevant by the CHS board of directors.

The merger agreement restricts the ability of HMA and CHS to declare or pay dividends prior to the consummation of the merger.

HMA SPECIAL MEETING

Proxy Statement/Prospectus

This proxy statement/prospectus is being furnished to HMA stockholders in connection with the solicitation of proxies by the HMA board of directors in connection with the special meeting of HMA stockholders.

This proxy statement/prospectus and the enclosed proxy card are first being sent to HMA stockholders on or about November [—], 2013.

Date, Time and Place of the HMA Special Meeting

The HMA special meeting is to be held at the Ritz-Carlton Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida 34109, at 8:00 a.m., local time, on January 8, 2014.

Purpose of the HMA Special Meeting

At the HMA special meeting, holders of HMA common stock as of the record date will be asked to:

Proposal 1.	consider and vote upon the adoption of the merger agreement;

Proposal 2.	consider and vote, on a non-binding, advisory basis, to approve compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger; and

Proposal 3.	consider and vote upon the approval of the adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

Record Date and Voting

Only holders of record of HMA common stock at the close of business on November 22, 2013, which is the record date, will be entitled to notice of and to vote at the HMA special meeting with regard to Proposals 1–3 described above. On the record date, there were 264,495,187 shares of HMA common stock outstanding and entitled to vote at the HMA special meeting, held by approximately 9,000 holders of record. Each share of HMA common stock issued and outstanding on the record date is entitled to one vote on each proposal to be voted upon at the HMA special meeting.

The quorum requirement for holding the HMA special meeting and transacting business at the HMA special meeting is the presence, in person or by proxy, of a majority of the issued and outstanding shares of HMA common stock as of the record date entitled to vote at the HMA special meeting (other than with respect to Proposal 3, the proposal related to adjournments, for which a quorum is not required). The shares may be present in person or represented by proxy at the HMA special meeting.

If your proxy card is properly executed and received by HMA in time to be voted at the HMA special meeting, the shares of HMA common stock represented by your proxy (including those given electronically via the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. Executed but unvoted proxies will be voted in accordance with the recommendations of the HMA board of directors.

Vote Required

Adoption of merger agreement (Proposal 1). The affirmative vote of the holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon is required to adopt the merger agreement. The required vote of HMA stockholders on the merger agreement is based upon the number of outstanding shares of HMA common stock entitled to vote thereon and not the number of shares that are actually voted. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal. The failure to submit a proxy card or to vote electronically via the Internet, by telephone or in person at the HMA special meeting of any HMA stockholder or the abstention from voting by any HMA stockholder, will have the same effect as a vote against the adoption of the merger agreement by the HMA stockholder. The failure of any HMA stockholder who holds shares in “street name” through a broker, bank or other nominee to give instructions to such broker, bank or other nominee (a “broker non-vote”) will also have the same effect as a vote against this proposal.

Advisory vote on golden parachute compensation (Proposal 2). The affirmative vote of a majority of the holders of HMA common stock present in person or represented by proxy at the HMA special meeting is required to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger. The required vote of holders of HMA common stock to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger is based on the number of shares that are present in person or represented by proxy not on the number of outstanding shares of HMA common stock. While the HMA board of directors intends to consider the vote resulting from this proposal, the vote is advisory, and therefore not binding on HMA or on CHS, or the board of directors or the compensation committees of CHS or HMA. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal. The failure to submit a proxy card or to vote electronically via the Internet, by telephone or in person at the special meeting of HMA stockholders or a broker non-vote, will have no effect on this proposal. Abstentions from voting by any HMA stockholder will have the same effect as a vote against this proposal.

Approval of the adjournment of the HMA special meeting (Proposal 3). The affirmative vote of a majority of the holders of HMA common stock present in person or represented by proxy at the HMA special meeting is required to approve the proposal to adjourn the HMA special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the HMA special meeting to adopt the merger agreement. The required vote of holders of HMA common stock to approve the proposal to adjourn the special meeting of HMA stockholders, if necessary, to solicit additional proxies is based on the number of shares that are present in person or represented by proxy, not on the number of outstanding shares of HMA common stock. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal. The failure to submit a proxy card or to vote electronically via the Internet, by telephone or in person at the special meeting of HMA stockholders or a broker non-vote, will have no effect on this proposal. Abstentions from voting by any HMA stockholder will have the same effect as a vote against this proposal. In accordance with the HMA By-laws, a vote to approve the proposal to adjourn the HMA special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the HMA special meeting to adopt the merger agreement may be taken in the absence of a quorum. HMA does not intend to call a vote on this proposal if Proposal 1 has been approved at the HMA special meeting.

Recommendation of the HMA Board of Directors

The HMA board of directors unanimously recommends:

1.	“FOR” the adoption of the merger agreement (Proposal 1);

2.	“FOR” the approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to HMA’s named executive officers that is based on or otherwise relates to the merger (Proposal 2); and

3.	“FOR” the approval of the adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting (Proposal 3).

HMA stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, HMA stockholders are directed to the merger agreement, which is attached as Annex A hereto.

Voting Electronically or by Telephone

If your shares of HMA common stock are registered directly in your name with HMA’s transfer agent, you are considered, with respect to those shares, the “stockholder of record”, and these proxy materials are being sent to you directly by HMA. As a stockholder of record, you have the right to grant your voting proxy directly to the persons named as proxy holders, Steven Shulman and Kathleen Holloway, or to vote in person at the HMA special meeting. A proxy card has been enclosed for you to use. You may also vote on electronically via the Internet or by telephone.

If your shares of HMA common stock are held by a broker, bank or other nominee, you are considered the beneficial owner of the shares held in “street name” and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the HMA special meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the HMA special meeting. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing your broker, bank or other nominee as to how to vote your shares. You may also vote electronically via the Internet or by telephone.

You can ensure your shares of HMA common stock are represented at the HMA special meeting by promptly submitting your proxy electronically via the Internet or by telephone or marking, signing, dating and returning the appropriate proxy card in the envelope provided. Each valid proxy received in time will be voted at the HMA special meeting according to the choice specified, if any. A proxy may be revoked at any time before the proxy is voted, as outlined below.

Vote of HMA’s Executive Officers

As of the record date, HMA’s executive officers and new directors, and their affiliates, as a group, owned and were entitled to vote 388,845 shares of HMA common stock, or approximately 0.15% of the total outstanding shares of HMA common stock. HMA currently expects that its executive officers and new directors will vote their shares in favor of Proposals 1, 2 and 3, but none of HMA’s executive officers or new directors have entered into any agreement obligating them to do so.

Revocability of Proxies

You may revoke a proxy or change your voting instructions at any time prior to the vote at the HMA special meeting. You may enter a new vote electronically via the Internet or by telephone or by mailing a new proxy card or new voting instruction card bearing a later date (which will automatically revoke your earlier voting instructions) or by attending the HMA special meeting and voting in person. Your attendance at the HMA special meeting in person will not cause your previously granted proxy to be revoked unless you specifically so request. You may deliver written notice of revocation of a proxy to HMA’s Corporate Secretary at any time before the HMA special meeting by sending such revocation to the Corporate Secretary, 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108, in time for the Corporate Secretary to receive it before the HMA special meeting.

Inspector of Election

A representative of Corporate Election Services will tabulate the vote and act as the inspector of election at the HMA special meeting.

Attending the HMA Special Meeting

You are entitled to attend the HMA special meeting only if you are a stockholder of record of HMA or you hold your shares of HMA beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the HMA special meeting.

If you are a stockholder of record of HMA and wish to attend the HMA special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the HMA special meeting.

If a broker, bank or other nominee is the record owner of your shares of HMA common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the HMA special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the HMA special meeting.

Voting Procedures

You may vote your shares of HMA common stock by proxy electronically via the Internet, by telephone, by completing and sending in the appropriate paper proxy card or in person at the HMA special meeting.

Whether you vote your proxy electronically via the Internet, by telephone, by mail or in person, HMA will treat your proxy the same way. The individuals appointed as proxyholders will be Steven Shulman and Kathleen Holloway. The shares of HMA common stock represented by valid proxies that are received in time for the HMA special meeting will be voted as specified in such proxies. Valid proxies include all properly executed, written paper proxy cards received pursuant to this solicitation that are not later revoked. Executed proxies submitted without direction pursuant to this solicitation will be voted “FOR” each of Proposals 1, 2 and 3.

Proxy Solicitations

HMA is soliciting proxies for the HMA special meeting from HMA stockholders. HMA will reimburse brokers, banks, institutions and others holding common stock of HMA as nominees for their expenses in sending proxy solicitation material to the beneficial owners of such common stock of HMA and obtaining their proxies.

Stockholders should not send stock certificates or other evidence of shares in book-entry form with their proxies. A letter of transmittal and instructions for the surrender of HMA stock certificates will be mailed to HMA stockholders shortly after the completion of the merger, if approved and completed.

HMA has engaged Georgeson, Inc., or “Georgeson,” to assist in the solicitation of proxies for the HMA special meeting and will pay Georgeson a fee of approximately $20,000, plus reimbursement of reasonable out-of-pocket expenses. The address of Georgeson is Georgeson Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, Attn: Christopher G. Dowd. If you need assistance in completing your proxy card or have questions regarding the HMA special meeting, please contact Georgeson at HMA@georgeson.com (e-mail) or call toll-free: 1-888-613-9817.

Householding

Some brokers, banks and other nominees may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. HMA will promptly deliver a separate copy of either or both documents to you if you write or call Georgeson at the following address or phone number: Georgeson Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, Attn: Christopher G. Dowd, HMA@georgeson.com (email), 1-888-613-9817 (toll-free).

BENEFICIAL STOCK OWNERSHIP OF HMA’S DIRECTORS, EXECUTIVE OFFICERS AND PERSONS OWNING MORE THAN 5% OF THE OUTSTANDING SHARES OF HMA COMMON STOCK

The table below presents certain information as of November 15, 2013 regarding shares of common stock held by: (1) each stockholder known by HMA to be the beneficial holder of more than 5% of HMA’s common stock; (2) each of HMA’s directors; (3) each of HMA’s “named executive officers” (as defined under the heading entitled “Golden Parachute Compensation”); and (4) all of HMA’s directors and executive officers as a group.

	Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares(1)(2)	Percent of Class(1)
Steven Epstein	0	*
Mary Taylor Behrens	0	*
Kirk Gorman	0	*
Stephen Guillard	0	*
JoAnn Reed	0	*
John McCarty	0	*
Steven Shulman	0	*
Peter Urbanowicz	0	*
Kelly E. Curry (3)	141	*
Robert E. Farnham (4)	141,389	*
Kerrin E. Gillespie (5)	91,275	*
Steven E. Clifton	64,710	*
John M. Starcher, Jr.	46,653	*
Gary S. Bryant (6)	44,677	*
Gary D. Newsome	0	*
Glenview Capital Management, LLC and Lawrence M. Robbins (7) 767 Fifth Avenue, 44th Floor New York, New York 10153	37,757,583	14.3%
Wellington Management Company, LLP (8) 280 Congress Street Boston, Massachusetts 02210	19,328,750	7.3%
The Vanguard Group, Inc. (9) 100 Vanguard Blvd. Malvern, PA 19355	13,251,285	5.0%
BlackRock, Inc. (10) 40 East 52nd Street New York, New York	14,779,216	5.6%
All directors and executive officers as a group (11)	388,845	*

*	Less than one percent.
(1)

As reported by such persons as of November 15, 2013, with percentages based on 264,495,187 shares issued and outstanding, except where the person has the right to receive shares within the next 60 days (as indicated in the footnotes to this table), which increases the number of shares beneficially owned by such person and the number of shares outstanding. Under the rules of the SEC, “beneficial ownership” is deemed to include shares for which an individual, directly or indirectly, has or shares voting or dispositive power, whether or not they are held for the individual’s benefit, and includes shares that may be acquired within 60 days, including, but not limited to, the right to acquire shares by the exercise of options. Shares that may be acquired within 60 days are referred to in the footnotes to this table as “presently exercisable options.”

Unless otherwise indicated in the footnotes to this table, each stockholder named in the table has sole voting and sole investment power with respect to all of the shares shown as owned by such stockholder. HMA has omitted percentages of less than 1% from the table.

The address for each director and named executive officer is c/o Health Management Associates, Inc., 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710.

(2)	The directors appointed to the HMA board as a result of the successful Glenview consent solicitation did not receive HMA common stock in connection with their appointment to the board because pursuant to the terms of the merger agreement, until the consummation of the merger, HMA may not issue, sell, pledge, dispose of, encumber or grant any shares of its capital stock or other equity or voting interests of any class of securities.
(3)	The amount shown includes: 141 shares held in Mr. Curry’s account under the Health Management Associates, Inc. Retirement Savings Plan, as to which shares he has investment power only.
(4)	The amount shown includes: (a) 93,463 shares held by Mr. Farnham individually; and (b) 47,926 shares held in Mr. Farnham’s account under the Health Management Associates, Inc. Retirement Savings Plan, as to which shares he has investment power only.
(5)	The amount shown includes: (a) 66,275 shares held by Mr. Gillespie individually; and (b) 25,000 shares held by a limited liability company owned and managed by Mr. Gillespie and his wife.
(6)	The amount shown includes: (a) 42,660 shares held by Mr. Byrant individually and (b) 2,017 shares held in Mr. Bryant’s account under the Health Management Associates, Inc. Retirement Savings Plan, as to which shares he has investment power only.
(7)	This information as to the beneficial ownership of shares of HMA’s common stock is based on Form 13-F-HR dated November 14, 2013 filed with the SEC by Glenview Capital Management, LLC that reports sole dispositive power with respect to 37,757,583 shares of common stock as of September 30, 2013. Glenview Capital Management, LLC serves as investment manager to each of Glenview Capital Partners, L.P., Glenview Capital Master Fund, Ltd., Glenview Institutional Partners, L.P., Glenview Offshore Opportunity Master Fund, Ltd., and Glenview Capital Opportunity Fund, L.P.
(8)	This information as to the beneficial ownership of shares of HMA’s common stock is based on Form 13-F-HR dated November 14, 2013 filed with the SEC by Wellington Management Company, LLP. Wellington Management Company, LLP, in its capacity as an investment adviser, reports dispositive ownership of 19,328,750 shares of HMA’s common stock, with sole voting authority over 467,750 shares of HMA’s common stock, shared voting authority over 18,200 shares of HMA’s common stock and no voting authority over 18,842,800 shares of HMA’s common stock. These shares are owned of record by clients of Wellington Management Company, LLP, one of which is The Vanguard Group, Inc. that reports sole voting power with respect to 13,251,285 shares of HMA’s common stock.
(9)	This information as to the beneficial ownership of shares of HMA’s common stock is based on Form 13-F-HR dated November 7, 2013 filed with the SEC by The Vanguard Group, Inc. that reports sole voting power with respect to all 13,251,285 shares.
(10)	This information as to the beneficial ownership of shares of HMA’s common stock is based on Form 13-F-HRs filed with the SEC by BlackRock Fund Advisors, BlackRock Institutional Trust Co., BlackRock Investment Management, BlackRock Group Limited, BlackRock Inc. and BlackRock Advisors LLC in November 2013.
(11)	See footnotes (3) through (6) to this table.

PROPOSALS SUBMITTED TO HMA STOCKHOLDERS

Adoption of the Agreement and Plan of Merger

(Item 1 on the HMA Proxy Card)

This proxy statement/prospectus is being furnished to HMA stockholders as part of the solicitation of proxies by the HMA board of directors for use at the HMA special meeting to consider and vote on the proposal to adopt the merger agreement. IF HMA STOCKHOLDERS FAIL TO ADOPT THE MERGER AGREEMENT, THE MERGER CANNOT BE COMPLETED. Holders of HMA common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

On July 29, 2013, after careful consideration, the HMA board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of HMA and its stockholders. On November 12, 2013, after careful consideration, the new HMA board of directors unanimously determined to reaffirm the determination of the prior HMA board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable to and in the best interests of HMA and its stockholders. The HMA board of directors has directed that the merger agreement be submitted to HMA stockholders for adoption at the HMA special meeting.

The affirmative vote of the holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon is required to adopt the merger agreement.

The HMA board of directors unanimously recommends that HMA stockholders vote “FOR” the adoption of the merger agreement.

Non-Binding Advisory Vote on Golden Parachute Compensation

(Item 2 on the HMA Proxy Card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) under the Exchange Act require HMA to provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of HMA that is based on or otherwise relates to the merger (also known as “golden parachute” compensation).

Accordingly, HMA is requesting that holders of HMA common stock vote on the following resolution:

“RESOLVED, that the stockholders of Health Management Associates, Inc. approve, on a non-binding advisory basis, the compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the merger, as disclosed in the proxy statement/prospectus relating to the HMA special meeting in the table entitled “Golden Parachute Compensation,” including the related narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable.”

Approval of this proposal is not a condition to completion of the merger. As this is an advisory vote, the result will not be binding on HMA or on CHS, or the board of directors or the compensation committees of CHS or HMA. Accordingly, such compensation, including amounts that HMA is contractually obligated to pay, could still be payable regardless of the outcome of this advisory vote, subject only to the conditions applicable thereto.

The HMA board of directors unanimously recommends that HMA stockholders vote “FOR” the approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to the compensation disclosure rules of the SEC.

Adjournment Proposal

(Item 3 on the HMA Proxy Card)

The HMA special meeting may be adjourned to another time or place, if necessary, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the adoption of the merger agreement.

If, at the HMA special meeting, the number of shares of HMA common stock present or represented and voting in favor of the adoption of the merger agreement is insufficient to approve such proposal, HMA intends to move to adjourn the HMA special meeting in order to solicit additional proxies for the adoption of the merger agreement. In accordance with the HMA By-laws, a vote to approve the proposal to adjourn the HMA special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the HMA special meeting to adopt the merger agreement also may be taken in the absence of a quorum. HMA does not intend to call a vote on this proposal if Proposal 1 (the vote on the adoption of the merger agreement) has been approved at the HMA special meeting.

In this proposal, HMA is asking its stockholders to vote on the authorization of the holder of any proxy solicited by the HMA board of directors to vote in favor of granting discretionary authority to proxy holders, and each of them individually, to adjourn the HMA special meeting to another time and place for the purpose of soliciting additional proxies. If HMA stockholders approve this adjournment proposal, HMA could adjourn the HMA special meeting and any adjourned session of the HMA special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from HMA stockholders who have previously voted. However, the merger agreement contains certain restrictions on the ability of HMA to adjourn the HMA special meeting, as described under “The Merger Agreement—HMA Special Meeting.”

The HMA board of directors unanimously recommends that HMA stockholders vote “FOR” the approval of the adjournment of the HMA special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the HMA special meeting.

THE MERGER

This section of the proxy statement/prospectus describes certain material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement, which is attached as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of CHS and HMA is incorporated into this proxy statement/prospectus by reference and is included in the Annexes hereto. See “Where You Can Find More Information” beginning on page 189.

Effects of the Merger

Upon completion of the merger, Merger Sub, a wholly owned subsidiary of CHS, will merge with and into HMA. HMA will be the surviving corporation in the merger and will become a direct or indirect wholly owned subsidiary of CHS.

Treatment of HMA Common Stock

At the effective time of the merger, each share of HMA common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury shares of HMA and any shares of HMA common stock owned by CHS or any subsidiary of CHS (including Merger Sub) or HMA, and other than shares of HMA common stock as to which dissenters’ rights have been properly exercised) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock and (3) one contingent value right issued pursuant to the CVR agreement.

Treatment of HMA Stock Options, HMA Restricted Stock Awards, HMA Deferred Stock Awards and HMA Performance Cash Awards

On August 12, 2013, Glenview delivered written consents from HMA stockholders, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of the Glenview consent solicitation, on August 16, 2013, all of the incumbent HMA board members were removed and replaced by the Glenview nominees. Such event constituted a change in control pursuant to HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan. As a result of such change in control and pursuant to the terms of HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan and the applicable award agreements, all of the outstanding and unvested equity and performance cash awards held by HMA’s executive officers and incumbent directors became vested. At such time an aggregate of approximately 7,279,000 shares of HMA common stock were subject to unvested HMA restricted stock and HMA deferred stock awards held by approximately 350 employees of HMA (including 1,093,207 shares subject to awards held by HMA’s executive officers and directors). In addition, approximately 440 employees of HMA held an aggregate of approximately $38,164,000 of HMA cash awards (including $3,402,074 held by executive officers and directors). Currently none of HMA’s executive officers or incumbent directors holds any vested equity or cash awards. However, each of the members of the new HMA board of directors has received a deferred stock award under HMA’s 1996 Executive Incentive Compensation Plan as part of HMA’s director compensation program.

Treatment of HMA Stock Options

Immediately prior to the effective time of the merger, each option to acquire shares of HMA common stock that is then outstanding, whether or not then vested, will be cancelled and terminated in exchange for the right to receive a number of shares of HMA common stock equal to the number of shares of HMA common stock subject to such stock option minus the number of shares of HMA common stock subject to such option which, when multiplied by the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, is equal to the aggregate exercise price of such option. Any shares of HMA common stock issued in respect of HMA stock options will be cancelled and converted into the right to receive the merger consideration at the effective time of the merger. In the event that the per share exercise price of any option to acquire shares of HMA common stock is equal to or greater than the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, then such option will be cancelled and terminated without payment.

Treatment of HMA Restricted Stock Awards

Immediately prior to the effective time of the merger, each HMA restricted stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA restricted stock award that is subject to performance based vesting, that the performance goals are satisfied at a level of 100%) and will be treated in the merger as an outstanding share of HMA common stock, except that any merger consideration due with respect to a restricted stock award that was granted pursuant to HMA’s 2006 Outside Director Restricted Stock Award Plan will be paid in cash as required by the terms of such plan and the award agreements issued thereunder.

Treatment of HMA Deferred Stock Awards

Immediately prior to the effective time of the merger, each HMA deferred stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA deferred stock award that is subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and will be cancelled and exchanged for a number of shares of HMA common stock underlying such HMA deferred stock award so cancelled, which shares will be treated in the merger as outstanding shares of HMA common stock. Any dividend equivalent distributions that are accrued pursuant to the terms of any HMA deferred stock award that are unpaid as of the effective time of the merger will be paid in cash, without interest, to the holder thereof as promptly as practicable after the effective time of the merger.

Treatment of HMA Cash Awards

Immediately prior to the effective time of the merger, each HMA cash award that is then outstanding, whether or not then vested, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%.

Executive Change in Control Retention Bonus and Severance Plan

Each of HMA’s executive officers, other than Mr. Starcher, participate in the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan, adopted August 6, 2013.

Retention Bonus. Upon the occurrence of a change in control (which includes the consummation of the merger) during the one year period commencing on July 29, 2013, each participant is eligible to receive a cash retention bonus equal to 50% of the participant’s base salary. Half of each participant’s retention bonus is payable immediately upon the consummation of a change in control and half of the retention bonus is payable six months following the consummation of such change in control, in each case, subject to continued employment by HMA until the payment date; provided that any unpaid portion of the retention bonus will be accelerated upon a termination of employment (1) by HMA without cause on or after HMA enters into a change in control agreement (which includes the merger agreement) but prior to the consummation of the change in control, or (2) by HMA without cause or by the participant for good reason on or following the date of a change in control.

Severance Protection. If a participant’s employment (1) is terminated by HMA without cause on or after HMA enters into a change in control agreement but prior to the consummation of the change in control, provided that the change in control agreement has not been terminated pursuant to its terms, or (2) is terminated by HMA without cause or by the participant for good reason on or within one year following the consummation of a change in control that occurs prior to July 29, 2014, the participant is entitled to a lump sum cash payment equal to two times the participant’s base salary and continued coverage and benefits under HMA’s medical, dental and life insurance plans for a period of two years following such participant’s termination.

Potential Section 280G Cutback. In the event that the amount of payments payable to a participant under the plan together with any payments payable under any other plan, program, arrangement or agreement maintained by HMA, in each case, with respect to which the participant is not entitled to a reimbursement or gross-up for excise taxes imposed under Section 4999 of the Code, would constitute an excess “parachute payment” within the meaning of Section 280G of the Code, such payments will be reduced by the minimum possible amount until no amount payable to the participant constitutes an excess “parachute payment”; provided, however, that no such reduction shall be made if the net after-tax payment (after taking into account Federal, state, local, or other income and excise taxes) to which the participant would otherwise be entitled without such reduction would be greater than the net after-tax payment (after taking into account Federal, state, local or other income and excise taxes) to the participant resulting from the receipt of such payments with such reduction.

Treatment of Rights Under HMA Rights Agreement

The HMA Rights Agreement provides that the merger is an excluded event under the terms of the Rights Agreement. As a result, no consideration will be paid, or is payable, to holders of any such rights.

Other Effects

The rights pertaining to CHS common stock will be different from the rights pertaining to HMA common stock, because the CHS Charter and the CHS By-laws in effect immediately after the completion of the merger will be different from the HMA Charter and the HMA By-laws, respectively. A further description of the rights pertaining to CHS common stock and the CHS Charter and the CHS By-laws is set forth under “Comparison of Rights of Holders of CHS Common Stock and HMA Common Stock” beginning on page  175.

Financing for the Merger

On July 29, 2013, in connection with its entry into the merger agreement, CHS entered into a commitment letter with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Bank of America, N.A. (“Bank of America” and, together with MLPFS, “BAML”), Credit Suisse Securities (USA) LLC (“CS Securities”) and Credit Suisse AG (acting through certain affiliates or branches, “CS” and, together with CS Securities and their respective affiliates, “Credit Suisse”, and together with BAML, the “debt financing sources”), which contains commitments from the debt financing sources to provide a $750,000,000 term facility maturing in 2016 (the “2016 term facility”) and a $1,510,000,000 term facility maturing in 2020 or 2021 depending on when the merger closes (the “2020/2021 term facility”, and, together with the 2016 term facility, the “term loan facilities”), up to a $2,205,000,000 secured bridge loan facility (the “secured bridge facility”) and a $2,375,000,000 unsecured bridge loan facility (the “unsecured bridge facility”, and, together with the secured bridge facility, the “bridge facilities”) (minus, in each case, cash proceeds from notes issued on or prior to the closing date in lieu of the applicable bridge facility and other specified amounts as agreed).

The availability of the term facilities and bridge facilities are subject to the satisfaction or waiver of certain closing conditions, including, among others, the completion of the merger in accordance with the terms of the merger agreement without any provision thereof having been waived or amended in a manner materially adverse to the lenders without the reasonable consent of the lead arrangers, the absence of any material adverse effect since July 29, 2013, the execution and delivery of definitive documentation, delivery of closing certificates, solvency certificates, charter documents and legal opinions with respect to the term facilities and bridge facilities and the expiration of a marketing period for the lead arrangers to seek to offer and sell or privately place the senior unsecured notes, senior secured notes and the term facilities and such marketing period being consistent with the definition of “marketing period” in the merger agreement.

Borrowings under the term facilities are expected to amortize in quarterly installments commencing on the last day of the first full calendar quarter ending after the closing date, in an aggregate annual amount equal to 1.00% of the original principal amount of the term facilities with the balance payable on the applicable maturity date. Borrowings outstanding under the 2016 term facility will be due and payable October 31, 2016, while the borrowings outstanding under the 2020/2021 term facility will become due and payable on the seventh anniversary of the Closing Date.

The term loan facilities will be substantially identical to the Second Amended and Restated Credit Agreement, dated as of November 5, 2010, among CHS/Community Health Systems, Inc., CHS and the lenders party thereto (as amended from time to time, the “existing credit agreement”) and contain representations and warranties, affirmative, negative covenants and events of default substantially the same as the existing credit agreement (subject to agreed modifications). Although the terms of the term loan facilities remain subject to negotiation and completion, covenants will include restrictions on indebtedness, liens, investments and acquisitions, sales of assets, mergers and consolidations, dividends and other distributions on, or redemptions of, stock and prepayments of certain subordinated indebtedness. The term loan facilities will also contain a financial maintenance covenants requiring compliance with a leverage ratio and interest coverage ratio. The obligations under the term facilities will be secured by the collateral, as defined in the existing credit agreement.

The proceeds of borrowings under the term facilities, together with other financial resources are expected to be sufficient to fund the merger. In lieu of borrowing all or a portion of the bridge facilities, CHS is expected to issue senior secured notes (the “senior secured notes”) and senior unsecured notes (the “senior unsecured notes” and, together with the senior secured notes, the “notes”). The senior secured notes will be guaranteed on a secured senior secured basis by each guarantor of the term facilities and the senior unsecured notes will be guaranteed on a senior unsecured basis by each guarantor of the term loan facilities.

Although the terms of the notes remain subject to negotiation and market conditions, the indentures governing the notes are expected to contain covenants limiting the ability of the issuer and its restricted subsidiaries, subject to exceptions, to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of capital stock or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of the issuer’s assets, enter into certain transactions with affiliates, and designate the issuer’s subsidiaries as unrestricted subsidiaries. Initially, the notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration under, or an applicable exemption from the registration requirements of, the Securities Act. In connection with the issuance of the notes, the issuer will agree to file one or more registration statements with the SEC providing for the registration under the Securities Act of exchange notes that will be exchanged for the notes and will have substantially identical terms as the notes and will be freely tradable. The senior unsecured and senior secured notes will be offered to “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

If all or a portion of the senior secured notes or the senior unsecured notes are not issued on or prior to the closing date of the merger, each of the debt financing sources have committed to provide the secured bridge facility and unsecured bridge facility, respectively, in lieu of all or a portion thereof. If the bridge loans are not paid in full on or before the first anniversary of the completion of the merger, the senior secured bridge loans will convert into senior secured term loans maturing seven years and six months after the completion of the merger, and the senior unsecured bridge loans will convert into senior unsecured term loans maturing on the eighth anniversary of the completion of the merger. Holders of any of these senior secured term loans or senior unsecured term loans may choose to exchange these loans for exchange notes maturing on the seven year and six month and eighth anniversary of the closing date of the merger, respectively. The borrower would be required to register any exchange notes for public resale under one or more registration statements filed with the SEC.

The bridge facilities will contain covenants customary for financings of this type, including covenants restricting the ability of the borrower, among other things and subject to exceptions, to incur or repay certain debt, to make dividends, distributions or redemptions and to incur liens. The borrower will be required to prepay the bridge loans, to prepay or offer to prepay the extended term loans and to redeem or offer to purchase the exchange notes under specified circumstances, including upon specified non-ordinary course asset sales, upon a change in control of CHS and upon specified incurrences of debt (in each case, with exceptions). The senior unsecured bridge loans will be guaranteed on an unsecured senior basis, and the senior unsecured bridge loans will be guaranteed on an unsecured senior basis, in each case, by each guarantor of the term loan credit facilities.

Background of the Merger

The management and the boards of directors of both HMA and CHS periodically review and consider various potential strategic options for their companies in light of business, market, regulatory and economic trends and developments. These discussions have included, among other things, possible strategic transactions, investments and other business initiatives intended to create or enhance shareholder value.

In the fourth quarter of 2012, HMA’s board of directors, recognizing the importance of establishing and maintaining enhanced scale, diversification and financial stability in a challenging and evolving healthcare environment, determined to undertake a comprehensive review and analysis of HMA, which included a review of HMA’s business and operations, the healthcare industry, the ongoing government investigations involving HMA and strategic alternatives and opportunities available to HMA.

Late in the fourth quarter of 2012, Mr. Wayne T. Smith, Chairman, President and Chief Executive Officer of CHS, spoke by telephone with Mr. William J. Schoen, Chairman of HMA, to discuss their respective companies and recent developments in the healthcare industry. At the conclusion of the call, Messrs. Smith and Schoen agreed to continue discussions with respect to their respective companies and the healthcare industry.

On January 18, 2013, Messrs. Smith and Schoen met in-person to have a follow up conversation regarding their respective companies, including discussions regarding a potential strategic combination. The following week, Messrs. Smith and Schoen met again telephonically and Mr. Schoen informed Mr. Smith that HMA had previously engaged Weil, Gotshal & Manges LLP, referred to as Weil, to assist it as its legal advisor in connection with HMA’s discussions with CHS and HMA’s ongoing review and consideration of available strategic alternatives and opportunities.

Between January 18, 2013 and March 1, 2013, CHS continued to evaluate a potential strategic combination between CHS and HMA, and elected to wait until both companies had reported their 2012 annual financial results before proceeding with further discussions with HMA regarding any potential transaction.

On March 1, 2013, HMA sent CHS a draft mutual confidentiality and standstill agreement in connection with a possible negotiated transaction involving the parties.

On March 12, 2013, representatives of Kirkland & Ellis LLP, CHS’s legal counsel (which we refer to as K&E), and Weil held a telephonic conference to discuss a potential transaction involving CHS and HMA and Weil indicated that HMA’s board was contemplating one or more potential transactions that would be viewed as an alternative to a transaction involving CHS.

On April 2, 2013, HMA and CHS entered into a mutual confidentiality and standstill agreement in connection with a possible negotiated transaction involving the parties.

During the following weeks and beginning on April 9, 2013, representatives of Weil and Arnold & Porter LLC, regulatory counsel to HMA, referred to as A&P, held in-person and telephonic discussions regarding regulatory and litigation-related due diligence with representatives of K&E, King & Spalding, healthcare regulatory counsel to CHS, referred to as K&S, and Robbins Russell, Englert, Orseck, Untereiner & Sauber LLP, healthcare litigation counsel to CHS, referred to as Robbins Russell.

On April 22, 2013, representatives of K&E and Weil held a telephonic conference to discuss the scope of, and coordinate the logistics for, CHS’s due diligence review of HMA.

In May 2013, HMA engaged Morgan Stanley LLC, referred to as Morgan Stanley, to assist it as its financial advisor in connection with, among other things, HMA’s review and consideration of strategic alternatives and opportunities available to HMA, including a potential strategic combination with CHS. HMA’s board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in its industry, and its knowledge of HMA’s business and affairs.

On May 6, 2013, HMA’s largest shareholder, Glenview, converted from a Schedule 13G to a Schedule 13D with respect to its ownership of approximately 14.56% of the shares of HMA’s outstanding common stock and disclosed that it may engage in communications with relevant parties, including HMA’s board of directors and management, regarding enhancing stockholder value at HMA. By converting to a Schedule 13D, Glenview indicated that it may, among other things, increase its ownership stake in HMA, influence control of HMA, and/or seek to have HMA undertake a change in control or other extraordinary transaction.

On May 10, 2013, a representative of a large healthcare company, referred to as Party A, called Steven E. Clifton, Senior Vice President and General Counsel of HMA, to express interest in exploring a potential strategic combination with HMA. At the conclusion of the call, Mr. Clifton informed the representative of Party A that Weil and Morgan Stanley would be in contact with Party A and its advisors.

On May 21, 2013, HMA held its 2013 annual meeting of stockholders at which all nine of the incumbent directors were re-elected to HMA’s board of directors.

On May 21, 2013, HMA entered into a mutual confidentiality and standstill agreement with Party A in connection with a possible negotiated transaction involving the parties.

During the following weeks, representatives of Weil and A&P held in-person and telephonic discussions with Party A and its advisors regarding regulatory and litigation-related due diligence of HMA.

On May 22, 2013, affiliates of Glenview provided HMA with notice that they had filed notification under the HSR Act to acquire voting securities of HMA. The filings collectively would permit Glenview, through its affiliates, to acquire up to approximately $2.2 billion of HMA’s outstanding common stock.

On May 22, 2013, Weil and K&E discussed certain matters relating to structure and value in connection with a potential transaction between CHS and HMA. Representatives of K&E indicated to representatives of Weil that CHS was considering a transaction with HMA involving a combination of cash, stock and a CVR, which would become payable upon final resolution of certain existing legal matters involving HMA. Representatives of K&E indicated that any transaction would be contingent upon CHS receiving protection on such legal matters, including through the use of a CVR.

On May 24, 2013, HMA’s board of directors met telephonically with management and representatives of Morgan Stanley and Weil to discuss recent actions taken by Glenview, including Glenview’s conversion to a Schedule 13D filing on May 6, 2013 and Glenview’s filing under the HSR Act on May 22, 2013, and to consider adopting a shareholder rights plan, referred to as the rights plan, in response to such actions. At the meeting, representatives of Morgan Stanley and Weil presented a summary of the material terms of the rights plan and representatives of Weil reviewed with the board of directors its fiduciary duties, including the legal standards applicable to its decisions and actions with respect to adopting the rights plan. After consideration and discussion, and in response to Glenview’s recent actions, HMA adopted the rights plan with a one-year term. The rights plan adopted by the board of directors had a one-year term and a 15% ownership threshold. Also at the meeting, Gary D. Newsome, President and Chief Executive Officer of HMA and a member of HMA’s board of directors, notified the board of directors of his decision to retire from these positions, effective July 31, 2013. In response to Mr. Newsome’s decision, the board of directors formed a committee comprised of Kent P. Dauten, Donald E. Kiernan, Mr. Knox and Mr. Schoen to lead a search for potential candidates to replace Mr. Newsome and ensure a smooth and orderly transition.

On May 24, 2013, HMA filed a Form 8-K with the Securities and Exchange Commission announcing the adoption of the rights plan. The Form 8-K noted that the rights plan was intended to help promote the fair and equal treatment of all stockholders of HMA and ensure that its board of directors remain in the best position to discharge its fiduciary duties to HMA and its stockholders.

On May 28, 2013, HMA issued a press release announcing Mr. Newsome’s retirement from his positions at HMA, effective July 31, 2013 and the formation of the Chief Executive Officer search committee.

In early June 2013, HMA notified representatives of CHS and Party A that it would be prepared to share additional due diligence materials and advance discussions regarding a potential transaction only upon receipt of a preliminary indication of interest.

On June 4, 2013, representatives of Party A communicated to HMA and its advisors an initial oral indication of interest to acquire 100% of HMA’s outstanding common stock at a price range of approximately $14.00 to $16.50 per share, payable in cash, subject to satisfactory completion of due diligence.

On June 5, 2013, CHS communicated to HMA and its advisors an initial oral indication of interest to acquire 100% of HMA’s outstanding common stock at a price of approximately $15.00 to $16.00 per share, payable in a combination of cash, a fraction of a share of CHS common stock and a CVR which would become payable upon final resolution of certain existing legal matters involving HMA. CHS’s indication of interest was conditioned upon, among other things, satisfactory completion of its due diligence examination of HMA. On June 12, 2013, HMA issued a press release announcing that its board of directors had engaged Morgan Stanley and Weil in connection with the accumulation of shares by Glenview, as well as the board of directors’ ongoing consideration of strategic alternatives and opportunities available to HMA.

On June 10, 2013, CHS began working with Bank of America Merrill Lynch, Pierce, Fenner & Smith Incorporated, referred to as Bank of America, and Credit Suisse Securities (USA) LLC, referred to as Credit Suisse, as financial advisors to assist CHS in, among other things, its review and consideration of a potential transaction involving HMA.

On June 13, 2013, the HMA board of directors held a telephonic meeting with management and representatives of Weil and Morgan Stanley to discuss the status of discussions with CHS and Party A. Representatives of Weil and Morgan Stanley noted to the HMA board of directors that a virtual data room had been created for the purpose of facilitating the requisite due diligence review of HMA by CHS and Party A.

Throughout June 2013, CHS and Party A each conducted due diligence of HMA, which included, among other things, review of due diligence materials made available by HMA, due diligence discussions with HMA and its financial and legal advisors and discussions with HMA and its financial and legal advisors regarding the potential terms and conditions of a transaction and the various steps that would need to be taken with each company’s various constituencies in order for a transaction to proceed on a satisfactory basis, including whether a vote of CHS’s stockholders would be required. During this process, HMA updated its board of directors regularly on the status of these discussions.

Also throughout June 2013, representatives of Morgan Stanley had discussions with eight additional parties (not including CHS and Party A) that approached Morgan Stanley to express an interest in exploring a potential transaction with HMA. Such interested parties included smaller hospital operators, private equity investors and strategic buyers, including a large healthcare company, referred to herein as Party B. Other than Party B, none of these interested parties entered into a confidentiality agreement with HMA.

During the week of June 17, 2013, a representative of Party A called Mr. Schoen to inform him that Party A would not be pursuing a potential transaction with HMA due to the various uncertainties associated with a business combination transaction between Party A and HMA, including with respect to litigation.

On June 21, 2013, representatives of Morgan Stanley communicated to representatives of CHS the process for submitting final offers for HMA, including a markup of the merger agreement by July 8, 2013 and submission of a final offer by July 12, 2013.

On the morning of June 25, 2013, Glenview filed a preliminary consent solicitation statement on Schedule 14A with the SEC in connection with its intention to solicit written consents from HMA’s stockholders sufficient to remove all members of HMA’s board of directors and to replace them with Glenview nominees.

On June 26, 2013, the HMA board of directors held a telephonic meeting with management and representatives of Weil and Morgan Stanley to discuss, among other things, Glenview’s consent solicitation and recent developments involving the strategic alternatives process. At the meeting, Morgan Stanley informed the HMA board of directors that Party A would not be pursuing a potential transaction with HMA. Representatives of Morgan Stanley noted to the HMA board of directors that various parties had contacted them to express an interest in exploring a potential transaction with HMA.

On June 27, 2013, Weil delivered to K&E an initial draft merger agreement.

On June 27, 2013 and June 28, 2013, W. Larry Cash, Executive Vice President and Chief Financial Officer of CHS, and three other financial related officers of CHS, had in-person meetings with Kelly E. Curry, Executive Vice President and Chief Financial Officer of HMA, and other representatives of HMA, to discuss financial and due diligence matters relating to a potential transaction involving the parties. Also in attendance were representatives of Bank of America, Credit Suisse, and Morgan Stanley, as well as other representatives of CHS and HMA.

In late June 2013, representatives of Deloitte & Touche LLP, CHS’s independent registered public accounting firm, met with representatives of Ernst & Young LLP, HMA’s independent registered public accounting firm, to conduct due diligence.

On June 30, 2013, HMA entered into a mutual confidentiality and standstill agreement with Party B in connection with a possible negotiated transaction involving the parties.

On July 2, 2013, HMA filed a preliminary consent revocation statement on Schedule 14A with the SEC in connection with its intention to, among other things, urge stockholders not to consent to the removal of HMA’s directors and their replacement with Glenview’s nominees.

On July 11, 2013, K&E sent to Weil a revised draft of the merger agreement, which draft included, among other things, the payment of a termination fee to CHS in the event the merger agreement is terminated as a result of the failure to obtain the requisite 70% stockholder approval, referred to as a no vote termination fee. The draft also included a closing condition, referred to as the government adverse effect closing condition, and a termination right that would permit CHS not to consummate the merger or to terminate the transaction, respectively, in the event of certain material adverse events relating to regulatory and litigation matters involving HMA, including, among other things, the filing of certain criminal charges against HMA or HMA’s exclusion from certain federal health care programs.

On July 12, 2013, representatives of Bank of America and Credit Suisse, financial advisors to CHS, informed representatives of Morgan Stanley that CHS would not be submitting a formal proposal at that time but remained interested in moving forward with a transaction with HMA and entering into definitive transaction documentation promptly upon satisfactory completion of its due diligence review. Later that day, K&E sent to

Weil an initial draft term sheet outlining the terms of the proposed CVR agreement which provided, among other things, that each holder of a CVR would be entitled to receive a cash payment per CVR equal to a fixed amount, subject to reduction for a pro rata percentage of the losses (in excess of a deductible) incurred by HMA in connection with certain existing regulatory and legal matters involving HMA, which amount (if any) would be payable following and conditioned upon final resolution of those matters.

On July 13, 2013, representatives of K&E sent a letter to Weil expressing CHS’s continued interest in pursuing a transaction with HMA and entering into definitive documentation with respect to such a transaction promptly upon satisfactory completion of its due diligence review.

On July 14, 2013, in light of CHS’s decision not to submit a formal proposal by the previously established July 12, 2013 bidding deadline, representatives of Morgan Stanley and Weil, at the request of HMA, called representatives of Bank of America, Credit Suisse and K&E, separately, to express concern regarding the progress of the parties’ discussions and urged Bank of America, Credit Suisse and K&E to advise CHS of HMA’s desire to either promptly move forward with a transaction or terminate discussions between the parties entirely.

On July 15, 2013, representatives of Bank of America and Credit Suisse held in-person meetings with representatives of Morgan Stanley and communicated CHS’s continued interest in pursuing a transaction with HMA, identified specific outstanding due diligence requests with respect to certain financial, regulatory and information technology matters, and indicated that, assuming these due diligence requests were addressed, CHS should be able to provide a final offer within seven to ten days. Also on July 15, 2013, representatives of Party B called representatives of Morgan Stanley to inform them that Party B was no longer interested in pursuing a potential transaction with HMA.

During the next two weeks, HMA provided CHS and its advisors with additional information intended to address CHS’s outstanding due diligence requests, and representatives of Weil and K&E, together with members of management of HMA and CHS, participated in discussions regarding these requests.

On July 16, 2013, Glenview filed its definitive consent solicitation statement in connection with its intention to solicit written consents from HMA’s stockholders sufficient to remove all members of HMA’s board of directors and to replace them with Glenview nominees.

Also, on July 16, 2013, HMA’s board of directors held an in-person meeting in New York with representatives of Morgan Stanley and Weil to discuss, among other things, the status of HMA’s ongoing review of strategic alternatives and Glenview’s consent solicitation. Morgan Stanley updated the board of directors on the status of the discussions with CHS and its advisors. Morgan Stanley informed the board of directors that while CHS had not complied with the previously established process deadlines to submit a formal proposal to acquire HMA, CHS’s advisors had met with Morgan Stanley in person to reaffirm CHS’s interest in pursuing a transaction. Morgan Stanley then made a presentation to the board of directors, which included, among other things, a preliminary valuation analysis of HMA under various scenarios and based on different methodologies, including discounted cash flow, precedent transaction and comparable company analyses. Morgan Stanley also reviewed certain preliminary valuation analyses regarding CHS and discussed the potential for HMA’s stockholders to participate in the continued appreciation of CHS’s common stock following consummation of the merger, including due to potential positive market reaction to a transaction. Morgan Stanley noted to the HMA board of directors, among other things, that the expected deal value would likely be at a substantial premium to HMA’s historical trading prices and, in the absence of any rumors in the market regarding a possible transaction involving HMA, the anticipated trading price of HMA following announcement of HMA’s lower-than-anticipated second quarter performance. Morgan Stanley also reviewed, on a preliminary basis, the potential implications to CHS of an acquisition, including the positive impact on CHS’s projected earnings per share. Representatives of Weil also updated the board of directors on the status of the Glenview consent solicitation and the potential implications under HMA’s debt documents if Glenview were to be successful in its consent solicitation, including the possibility that HMA’s equity awards under its equity award plans and indebtedness under its credit agreement and indentures could be accelerated as a result of the change in control definition in HMA’s credit agreement. Following the presentations by Weil and Morgan Stanley, and after review and deliberation, the HMA board of directors directed Weil and Morgan Stanley to indicate to Bank of America, Credit Suisse and K&E that HMA would be prepared to engage in further discussions regarding a potential transaction and that CHS should be prepared to submit a final offer by July 21, 2013.

Following the HMA board of directors meeting, Morgan Stanley notified Bank of America and Credit Suisse that HMA remained interested in a potential transaction and requested that CHS submit a final offer by July 21, 2013. Bank of America and Credit Suisse responded that CHS would work to meet the deadline and would provide an update on CHS’s status by July 19, 2013.

On July 18, 2013 HMA contacted representatives of its lenders to inquire about the necessary steps for obtaining waivers under its debt documents.

On July 18, 2013, members of HMA’s management team, including the CEO, CFO and Chief Technology officer, met with CHS’s management team, including the CEO, CFO, President of one of its operating divisions, and members of its information technology team to review HMA’s information technology systems and the timing and implementation thereof. Representatives from Morgan Stanley, Bank of America and Credit Suisse were also in attendance.

On July 18, 2013, CHS announced preliminary financial and operating results for the three months ended June 30, 2013 which were below analysts’ consensus estimates and announced that, in response to its first earnings miss since the third quarter of 2006, its management team had intensified its focus on core operating strategies, volume initiatives and expense management. CHS’s closing stock price on the day following the announcement was $43.16 per share, an approximately 9% decline from the prior day’s close.

On July 19, 2013, representatives of Weil conducted legal due diligence on CHS at CHS’s headquarters in Franklin, Tennessee and representatives of HMA and CHS held a telephonic conference regarding financial due diligence on CHS.

Also on July 19, 2013, Bank of America and Credit Suisse communicated to Morgan Stanley that CHS had made significant progress on its due diligence review of HMA and the CHS board of directors would be meeting on July 23, 2013 to discuss the potential transaction.

Later that day, Weil sent to K&E a revised draft of the merger agreement, which draft did not include the no vote termination fee or the government adverse effect closing condition or termination right previously proposed by CHS.

Later that day, K&E sent to Weil a draft of the CVR agreement, which draft reflected the material terms outlined in the initial draft term sheet sent to Weil on July 12, 2013.

Also on July 19, 2013, HMA filed its definitive consent revocation statement with respect to the Glenview consent solicitation.

On July 22, 2013, the HMA board of directors met telephonically with management and representatives of Weil and Morgan Stanley to discuss the status of negotiations with CHS. Representatives of Weil and Morgan Stanley noted to the HMA board of directors that CHS had expressed an interest in scheduling separate meetings with Glenview and the Department of Justice prior to executing the merger agreement to better understand the views of Glenview and the Department of Justice regarding a possible business combination transaction between HMA and CHS and, in the case of the meeting with the Department of Justice, certain regulatory and litigation-related matters involving the companies. The HMA board of directors then discussed the various alternatives available to HMA in the event a transaction with CHS did not materialize, including a potential share buyback program. The HMA board of directors agreed to schedule a meeting for the evening of July 23, 2013 to discuss CHS’s forthcoming proposal.

On July 23, 2013, the HMA board of directors met telephonically with management and representatives of Weil and Morgan Stanley to discuss the status of negotiations with CHS. During the meeting, representatives of Morgan Stanley and Weil were notified by Bank of America, Credit Suisse and K&E that CHS would be submitting a definitive proposal on July 24, 2013, which proposal would include details with respect to consideration and process. The HMA board of directors then discussed the status of the Glenview consent solicitation and the potential implications under HMA’s equity award plans and debt documents if Glenview were to be successful in its consent solicitation, including the possibility that HMA’s equity awards under its equity award plans and indebtedness under its credit agreement and indentures could be accelerated as a result of the change in control definitions in HMA’s equity award plans and credit agreement. The HMA board of directors agreed to schedule a meeting for the evening of July 24, 2013 to discuss CHS’s forthcoming proposal.

On July 24, 2013, representatives of Bank of America, Credit Suisse and K&E conveyed to representatives of Morgan Stanley and Weil a proposal by CHS to acquire 100% of HMA’s outstanding common stock at a price of $14.50 per share, payable in a combination of $10.00 in cash, a fraction of a share of CHS common stock worth approximately $3.00 per share and a CVR which would entitle each holder thereof to receive a cash payment of $1.50 per CVR (subject to a pro rata reduction (based on the total number of outstanding shares of HMA common stock) of $0.90 for each dollar of losses in excess of a deductible) following and conditioned upon final resolution of certain existing regulatory and legal matters involving HMA. Credit Suisse noted to Morgan Stanley that the $14.50 per share offer took into account, among other things, HMA’s lower-than-expected second quarter 2013 financial results, updates to its 2013 operating objective range (including a decline in admissions growth), the receipt of additional subpoenas from the Office of Inspector General of the U.S. Department of Health and Human Services, referred to as OIG, the receipt of a subpoena from the SEC and increased financing costs. Later that day, Mr. Schoen received a letter from Mr. Smith setting forth CHS’s proposal. In the letter, Mr. Smith indicated that CHS believed that a compelling business rationale existed for combining CHS and HMA and that CHS remained enthusiastic about the proposed transaction. He further indicated that the stock portion of the consideration would be based on a fixed exchange ratio and would result in the issuance of a number of shares of CHS common stock that would not require a vote of CHS stockholders and the CVR would be consistent with the terms of the draft CVR agreement provided on July 19, 2013. CHS’s proposal was not subject to a financing condition but was conditioned on, among other things, satisfactory completion of due diligence, a satisfactory meeting with the Department of Justice, satisfactory resolution of the change of control implications resulting from the Glenview consent solicitation with respect to HMA’s debt instruments and executive compensation arrangements, and final agreement on the terms and conditions of the merger agreement, including the payment of a no vote termination fee and the government adverse effect closing condition.

Also on July 24, 2013, HMA’s board of directors met telephonically with members of HMA’s management and representatives of Morgan Stanley and Weil to discuss CHS’s proposal. At the meeting, Morgan Stanley presented an overview and preliminary analysis of CHS’s proposal and discussed with the HMA board of directors potential implications of entering into a transaction with per share consideration lower than HMA’s current share price. Representatives of Weil then updated the HMA board of directors on the ongoing negotiations with K&E on the merger agreement and the CVR agreement, including CHS’s insistence on having, among other things, a termination fee payable to CHS in an amount equal to 3.9% of the implied equity value of HMA in the event the merger agreement is terminated by HMA in response to a superior proposal or is terminated by CHS in response to a change in the HMA board of directors’ recommendation that HMA’s stockholders adopt the merger agreement (including in response to an intervening event), referred to as the termination fee, and the payment of a no vote termination fee in an amount equal to 1.9% of the implied equity value of HMA in the event HMA stockholders failed to approve the transaction. Representatives of Morgan Stanley noted to the HMA board of directors their belief that a termination fee in the range of 2.5% to 3.5% was customary for a transaction of this nature and would not deter a third party from potentially making a superior proposal. Representatives of Morgan Stanley further noted that they believed a no vote termination fee, although not as customary as the termination fee, was not an unreasonable request in light of the requisite 70% stockholder approval requirement, Glenview’s 14.56% ownership in HMA and Glenview’s recent actions in connection with its consent solicitation. Following these discussions and after review and deliberation, the HMA board of directors rejected CHS’s proposal and determined to respond to CHS with an offer, referred to as HMA’s improved offer, of $10.50 per share in cash, $3.00 per share in CHS stock at a fixed exchange ratio to be determined on the volume weighted average trading price of CHS from July 19, 2013 to July 26, 2013 and a willingness to consider receiving additional cash consideration in exchange for reducing the amount of cash payment per CVR that had been proposed by CHS to an unspecified amount less than $1.50 per CVR.

On July 25, 2013, at the request of CHS, representatives of Weil, A&P, K&E, K&S and Robbins Russell held a telephonic meeting with the U.S. Department of Justice at which they discussed a possible business combination transaction between HMA and CHS and certain regulatory and litigation-related matters involving the companies.

On July 26, 2013, Mr. Schoen called Mr. Smith to indicate that, after consultation with its financial advisor and legal counsel, the HMA board of directors had concluded unanimously to reject CHS’s July 24 proposal. Mr. Schoen then detailed the terms of HMA’s improved offer and noted that the offer remained subject to satisfactory resolution of the outstanding issues in the draft transaction documents. Later that day, Mr. Smith called Mr. Schoen to indicate that CHS would be willing to accept HMA’s improved offer, except that the cash payment per CVR would be reduced by $0.50 per CVR to $1.00 per CVR and the stock consideration would be based on a fixed exchange ratio based on the closing price of CHS’s stock on July 26, 2013. Mr. Smith and Mr. Schoen tentatively agreed upon the terms proposed by Mr. Smith, subject to approval by each of the companies’ boards of directors.

On July 27, 2013, HMA’s board of directors met telephonically with management and representatives of Morgan Stanley and Weil to discuss the status of negotiations between HMA and CHS. At the meeting, Mr. Schoen updated the board of directors on his negotiations with Mr. Smith and indicated that CHS was willing to accept HMA’s improved offer valued at approximately $13.60 per share (excluding any value attributable to the CVRs), which included a meaningful increase in the cash component from $10.00 to $10.50 per share, provided that HMA agree to a fixed exchange ratio for the stock portion of the consideration based on the closing price of CHS’s stock on July 26, 2013 and a reduction in the face amount of the CVR by $0.50. The HMA board of directors discussed with representatives of Weil and Morgan Stanley the potential implications of entering into a transaction with aggregate per share consideration less than HMA’s current share price. The HMA board of directors then considered the likely negative impact on the trading price of HMA’s common stock upon the announcement of (1) HMA’s lower-than-expected second quarter 2013 financial results and public disclosure of updates to HMA’s 2013 operating objective range (including a decline in admission growth rates) and (2) the receipt of additional subpoenas from the OIG. Representatives of Weil then updated the HMA board of directors on the ongoing negotiations with K&E on the merger agreement, including CHS’s insistence on including, among other things, limitations on HMA’s ability to conduct its operations during the pendency of the merger. The HMA board of directors discussed the limitations imposed by the merger agreement on the conduct of HMA’s business during the pendency of the merger. The HMA board of directors then discussed the possibility that the membership of the HMA board of directors could change or be fully reconstituted during the pendency of the merger in the event Glenview is successful in its consent solicitation. The HMA board of directors considered the impact that certain restrictions in the merger agreement could have on the existing HMA board of directors and on a reconstituted HMA board of directors in the event Glenview was successful in its consent solicitation, including limitations on the board’s ability (regardless of its membership or composition) to respond to unsolicited acquisition proposals; change its recommendation that the HMA stockholders approve the transaction; terminate the merger agreement; pursue business opportunities that may arise; or take other actions it would otherwise take with respect to the operations of HMA during the pendency of the merger vote. Representatives of Weil then informed the HMA board of directors of CHS’s insistence on having a termination fee of 3.5% of HMA’s implied equity value and a no vote termination fee of 1.5% of HMA’s implied equity value. After consideration and deliberation, the HMA board of directors determined to move forward with CHS’s revised proposal but to propose a termination fee of 2.75% of HMA’s implied equity value and a fixed amount of expense reimbursement payable upon a no vote by HMA’s stockholders in the amount of 1.0% of HMA’s implied equity value, referred to as a no vote expense reimbursement. Following this discussion, Morgan Stanley advised HMA’s board of directors that it would be prepared to render its opinion with respect to the fairness, from a financial point of view, of the merger consideration to be received by holders of HMA common stock at the July 29, 2013 board of directors meeting.

Over the course of the weekend of July 27 - July 28, 2013, representatives of Weil and K&E continued to exchange drafts and negotiate the remaining open items in the merger agreement and CVR agreement, subject to guidance received from the HMA board of directors and the CHS board of directors. Early in the afternoon of July 29, 2013, representatives of Weil and K&E discussed the remaining open items in the merger agreement, including the amount of the termination fee and no vote expense reimbursement amount. With guidance from Mr. Schoen, representatives of Weil indicated to representatives of K&E that HMA would accept a no vote fixed expense reimbursement amount of $36 million, and a termination fee of $100 million, in each case representing an implied equity value of HMA equal to approximately 0.96% and 2.7%, respectively. K&E, with guidance from CHS, countered with a no vote fixed expense reimbursement amount of $40 million and a termination fee of $109 million, in each case representing an implied equity value of HMA equal to approximately 1.0% and 2.9%, respectively. Representatives of Weil advised K&E that they would raise CHS’s latest proposal at the HMA board of directors meeting later in the afternoon.

In early afternoon on July 29, 2013, CHS’s board of directors met telephonically with management and representatives of Bank of America, Credit Suisse and K&E. At the meeting, representatives of K&E presented a summary of the material terms of the merger agreement and reviewed with the CHS board of directors its fiduciary duties, including the legal standards applicable to its decisions and actions with respect to the merger. Each of Bank of America and Credit Suisse then provided a presentation regarding the transaction. Following review and discussion among the members of the CHS board of directors, the CHS board of directors authorized its advisors to seek to finalize the merger agreement and the agreements related thereto on the terms described to the CHS board of directors at the meeting. After review and discussion, the CHS board of directors unanimously approved the execution, delivery and performance of the merger agreement and determined that entering into the merger agreement was in the best interests of CHS.

In late afternoon on July 29, 2013, HMA’s board of directors met telephonically with management and representatives of Morgan Stanley and Weil. At the meeting, representatives of Weil presented a summary of the material terms of the merger agreement and reviewed with the HMA board of directors its fiduciary duties, including the legal standards applicable to its decisions and actions with respect to the merger. Morgan Stanley then reviewed with the HMA board of directors its financial analysis of the transaction, and delivered its oral opinion to the HMA board of directors, which was subsequently confirmed by delivery of a written opinion, dated July 29, 2013 (which opinion is attached to this proxy statement/prospectus as Annex C), to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, the consideration to be received by holders of shares of HMA common stock pursuant to the merger agreement was fair to such holders from a financial point of view. The HMA board of directors then discussed with representatives of Weil and Morgan Stanley the terms of the merger agreement and related agreements and the advisability of the proposed transaction. Following review and discussion among the members of the HMA board of directors, the HMA board of directors authorized its advisors to seek to finalize the merger agreement and the agreements related thereto on the terms described to the HMA board of directors at the meeting. The HMA board of directors then discussed the terms of a retention and severance plan for certain HMA executives pursuant to which, among other things, certain participants are eligible to receive a cash retention bonus and severance protection as described under “Executive Change in Control Retention Bonus and Severance Plan” beginning on page 74. The HMA board of directors approved the retention and severance plan and the relevant participants thereto, subject to final documentation of the terms and conditions of the plan. Representatives of Weil then described to the HMA board of directors the resolutions in connection with the merger. After review and discussion, the HMA board of directors unanimously approved the execution, delivery and performance of the merger agreement, determined that entering into the merger agreement was in the best interests of HMA and its stockholders, declared the merger agreement advisable and recommended that stockholders adopt the merger agreement.

On July 29, 2013, HMA obtained a waiver under its credit agreement from its lenders waiving any default that would otherwise arise in the event Glenview succeeded in its consent solicitation to remove all members of the HMA board of directors and replace them with Glenview’s nominees (provided that such nominees are approved by at least a majority of the current HMA board) and providing clarification that entering into a merger or similar agreement would not trigger a “Change of Control” event of default until the transaction contemplated by such agreement is consummated.

Late in the night of July 29, 2013, HMA and CHS executed the merger agreement.

On July 30, 2013, HMA issued a press release announcing lower than expected second quarter 2013 financial results, updates to its 2013 operating objective range (including a decline in admissions growth) and the receipt of additional subpoenas from the OIG. Concurrently with this release, HMA and CHS issued a joint press release announcing the transaction.

On August 6, 2013, the HMA board of directors held a telephonic meeting to discuss the terms and conditions of the retention and severance plan for certain HMA executives. The HMA board of directors reviewed and adopted the retention and severance plan and HMA sent the participants participation letters and a copy of the adopted plan to the participants.

On August 12, 2013, Glenview delivered written consents from holders of HMA common stock, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of Glenview’s successful consent solicitation, HMA announced on August 16, 2013, following an independent inspector of election’s certification of written consents, that all of the incumbent HMA board members were removed and replaced by the Glenview nominees.

On August 21, 2013, the new members of the HMA board of directors engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP, referred to as Paul, Weiss, to act as special counsel to the HMA board of directors.

On August 22, 2013, the new members of the HMA board of directors held an in-person meeting in New York with representatives of Paul, Weiss, Morgan Stanley, UBS Securities LLC, referred to as UBS, and Weil to discuss, among other things, the sale process undertaken by HMA and the previous HMA directors, the terms of the merger agreement and the fiduciary duties of the new HMA directors. Morgan Stanley reviewed its financial analysis of possible strategic alternatives for the previous HMA directors’ consideration and its financial analysis of the transaction with CHS. Weil provided additional background regarding the process undertaken by the previous HMA board of directors, including the discussions of, and decisions and actions taken by, the previous HMA board of directors in connection with its review, consideration and negotiation of the merger agreement. Paul, Weiss then presented an overview of the fiduciary duties of the new HMA board of directors, including the legal standards applicable to its decisions and actions with respect to the merger, and reviewed with the new HMA directors their role and obligations in light of the existence of the merger agreement.

On August 29, 2013, HMA engaged Alvarez & Marsal Healthcare Industry Group, LLC, referred to as Alvarez & Marsal, to provide consulting services in connection with the new HMA directors’ evaluation of the financial and operating condition of HMA. Thereafter A&P engaged Alvarez & Marsal to provide certain regulatory compliance consulting services in connection with A&P’s counsel to HMA.

In September 2013, representatives of K&E and Paul, Weiss discussed certain changes to the merger agreement that are described in the section entitled “The Merger Agreement—Merger Agreement Amendment” beginning on page 165.

On September 8 and 9, 2013, the new members of HMA’s board of directors held a series of in-person meetings in Naples, Florida, which included a meeting of each committee of the HMA board of directors in separate session. Representatives of Paul, Weiss were present throughout the meetings. The new members of the HMA board of directors met with management to discuss the state of the company and key recommendations. A representative of an independent management consulting firm that had previously been engaged by the board of directors of HMA gave a presentation on HMA’s business and the impact of health care law reform on HMA. The new HMA directors discussed, among other things, the merger and other recent developments in HMA’s business, and considered engaging additional financial advisors.

On September 20, 2013, the new HMA board of directors held a telephonic meeting with representatives of management, Paul, Weiss and Weil to discuss, among other things, the proposed merger agreement amendment (which amendment is described in the section entitled “The Merger Agreement—Merger Agreement Amendment” beginning on page 165). After review and discussion, the new HMA board of directors approved the execution, delivery and performance of the merger agreement amendment.

On September 24, 2013, CHS, Merger Sub and HMA entered into the merger agreement amendment described in the section entitled “The Merger Agreement—Merger Agreement Amendment” beginning on page 165.

On September 24, 2013, the new HMA board engaged Lazard Frères & Co. LLC, referred to as Lazard, and UBS to assist it as its additional financial advisors.

On October 2, 2013, the new HMA board of directors held a telephonic meeting with representatives of management, Paul, Weiss, Weil and A&P. At the meeting, representatives of A&P updated the members of the new HMA board of directors on the status of the ongoing government investigations involving HMA.

On October 10, 2013, the new HMA board of directors held an in-person meeting in New York. At the meeting, representatives of Alvarez & Marsal gave a presentation on HMA’s business, including, among other things, an evaluation of the financial and operating condition of HMA, and presented to the new HMA board of directors an assessment of alternatives available to HMA should the merger not be consummated. In addition, Alvarez & Marsal, as a representative of A&P, gave a presentation on HMA’s regulatory compliance condition. In addition, representatives of Lazard and UBS reviewed with the new HMA board of directors their preliminary thoughts regarding the merger consideration to be received by the HMA stockholders under the merger agreement.

On October 22, 2013, representatives of Lazard and UBS discussed with representatives of CHS certain internal financial statements and other financial and operating data concerning CHS and certain financial projections prepared by the management of CHS.

On October 25, 2013, representatives of Lazard and UBS discussed with representatives of CHS certain financial, regulatory and operating data concerning CHS.

On October 25, 2013, the new HMA board of directors held a telephonic meeting with representatives of management, Paul, Weiss, Weil, Lazard, UBS and Alvarez & Marsal. At the meeting, representatives of UBS presented, among other things, an overview of the material financial terms of the merger agreement and preliminary financial analyses relating to HMA, CHS and the pro forma impact of the merger on CHS. Representatives of Lazard then presented to the new HMA board of directors, among other things, an overview of the material financial terms of the merger agreement and preliminary financial analyses relating to HMA, CHS and the pro forma impact of the merger on CHS. Alvarez & Marsal then discussed with the HMA board of directors its continuing development of contingency plans in the event the transaction with CHS were not to close. The HMA board of directors then discussed with Weil and Paul, Weiss the projected merger timeline, including the actions required to (x) hold a special meeting of HMA stockholders in December 2013 to consider and vote upon a proposal to adopt the merger agreement and (y) close the transaction in the first quarter of 2014.

On November 12, 2013, the new HMA board of directors held an in-person meeting in Naples, Florida. At the meeting, representatives of each of Lazard and UBS reviewed with the new HMA board of directors its financial analysis of the merger consideration, and delivered its respective oral opinion to the new HMA board of directors, which was subsequently confirmed by delivery of written opinions, dated November 12, 2013 (which opinions are attached to this proxy statement/prospectus as Annex D and Annex E, respectively), to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken by each of Lazard and UBS in rendering its opinion, the merger consideration to be received by holders of shares of HMA common stock pursuant to the merger agreement was fair to such holders from a financial point of view. Weil then presented an overview of the status of HMA’s preliminary proxy statement/prospectus as filed on Form S-4 with the SEC, including planned modifications thereto in the final filing thereof with the SEC and the recommendation to HMA stockholders with respect to adoption of the merger agreement to be included therein (the “Merger Recommendation”). Paul, Weiss then presented an overview of the fiduciary duties of the new HMA board of directors, including the legal standards applicable to its decision with respect to such Merger Recommendation. After review and discussion, the new HMA board of directors unanimously resolved to reaffirm the determination of the prior HMA board of directors to recommend that the HMA stockholders vote for the proposal to adopt the merger agreement and authorized HMA to seek to have such proxy statement/prospectus declared effective and to distribute same, including the Merger Recommendation, to stockholders of HMA.

Recommendation of the HMA Board of Directors and HMA’s Reasons for the Merger

On July 29, 2013, after careful review and consideration, the HMA board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and declared that the merger agreement, the merger and the other transactions contemplated by the merger are advisable, fair to and in the best interests of HMA and its stockholders. On November 12, 2013, after careful consideration, the new HMA board of directors unanimously determined to reaffirm the determination of the prior HMA board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable to and in the best interests of HMA and its stockholders. The HMA board of directors unanimously recommends that HMA stockholders vote “FOR” the proposal to adopt the merger agreement.

In determining that the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of HMA and its stockholders, the HMA board of directors consulted with HMA’s management and HMA’s advisors (including Morgan Stanley and Weil) and considered a number of factors, including the following material factors:

•	Merger Consideration. The HMA board of directors considered a number of factors related to the merger consideration and the financial terms of the merger agreement. In particular, the HMA board of directors considered the following:

•	Implied Value. The HMA board of directors concluded that the merger consideration to be received by HMA stockholders represented an attractive valuation.

•	The merger consideration (excluding any value attributed to the CVR) represented a premium of approximately 23% to the closing price per share of HMA common stock of $11.04 on May 24, 2013, the final trading day prior to the public announcement of the implementation of HMA’s shareholder rights plan.

•	The merger consideration (excluding any value attributed to the CVR) represented an 8.3x multiple on HMA’s last twelve months of EBITDA ended June 30, 2013, which represents a higher multiple than that paid in similar recent transactions in the healthcare industry.

•	Significant Portion of Merger Consideration in Cash. The HMA board of directors considered that most of the merger consideration will be paid in cash, giving HMA stockholders an opportunity to realize certain value for a significant portion of their investment immediately upon the completion of the merger.

•	Participation in Potential Upside Through Stock Portion of Merger Consideration. The HMA board of directors considered that a portion of the merger consideration will be paid in shares of

CHS common stock and, as a result, HMA stockholders would have the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of CHS common stock following the merger should they decide to retain the CHS common stock payable in the merger. The HMA board of directors considered information relating to CHS, CHS’ strategic rationale for the merger and the prospects of the combined company following the merger. In this regard, the HMA board of directors considered HMA’s estimates regarding the significant potential cost savings and other benefits obtainable from the merger, which, the HMA board of directors believed were consistent with the types and amounts of cost savings and other benefits that had been obtained in similar transactions. The HMA board of directors also considered the absence of a collar or a ceiling limiting the right of HMA stockholders to benefit from increases in the trading price of CHS common stock during the pendency of the merger.

•	Potential Upside of CVR. The inclusion of a contingent value right, or CVR, as part of the merger consideration, provides HMA stockholders the ability to realize additional cash consideration of up to $1.00 per CVR, depending on the final resolution of certain existing legal matters involving HMA, or, because the CVRs will be traded on a stock exchange or in the over-the-counter market and thus will be liquid securities, to sell the CVRs for their fair market value. See “Description of the CVRs” beginning on page 166 for a detailed discussion of the terms and conditions of the CVR agreement.

•	Extensive Negotiations with CHS. The HMA board of directors considered the benefits that HMA was able to obtain as a result of extensive negotiations with CHS and its advisors, including a meaningful increase in the cash component of the merger consideration from the time of its initial proposal to the end of the negotiations. The HMA board of directors concluded that the merger consideration provided for in the merger agreement reflected the best value that CHS would be willing to provide at the present time.

•	Financial Condition and Stand-Alone Prospects of HMA. The HMA board of directors considered HMA’s business, financial condition and results of operations, as well as HMA’s prospects as a stand-alone company. The HMA board of directors considered, among other things, the following:

•	Market and Execution Risks. The HMA board of directors considered the significant risks associated with going forward as an independent company given both the need for an immediate management transition and the uncertainties attendant thereto, the significant challenges in the healthcare industry (as reflected in HMA’s results of operations in recent periods), and the impact on HMA’s stock price of both the costs associated with HMA’s ongoing governmental investigations and the uncertainty of the outcomes of the investigations. In light of these risks, the HMA board of directors considered the related risk that, if HMA did not enter into the merger agreement with CHS, the value of shares of HMA common stock could be significantly lower than the merger consideration. The HMA board of directors concluded that the merger consideration will enable HMA stockholders to realize a substantial portion of HMA’s present and potential future value without the market or execution risks associated with continuing as a stand-alone company.

•	Uncertainty of Forecasts. The HMA board of directors was aware of the inherent uncertainty of attaining management’s internal financial projections, including those set forth in the section entitled “—Certain Unaudited HMA Forecasts” beginning on page 117, and that as a result HMA’s actual financial results in future periods could differ materially from management’s forecasted results.

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Opinion of Financial Advisor. The HMA board considered the oral opinion of Morgan Stanley & Co. LLC, as financial advisor to HMA, rendered to HMA’s board and subsequently confirmed in writing, that, as of the date of the opinion, and based on and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described in the subsection entitled “—Opinions of Financial Advisors to HMA” beginning on page 95. The full text of the written opinion of Morgan Stanley, dated July 29, 2013, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this proxy statement/prospectus as Annex C.

•	Review of Strategic Alternatives.

•	The HMA board of directors conducted a comprehensive review of strategic alternatives and opportunities available to the company, including the potential shareholder value that could be expected to be generated by remaining an independent public company, as well as the potential benefits, risks and uncertainties associated with such alternatives.

•	The HMA board of directors considered that, despite its public announcement that it had engaged Weil and Morgan Stanley in connection with its ongoing consideration of strategic alternatives and opportunities, it was not aware of, or presented with, any alternative transactions that would be reasonably likely to result in a value to HMA stockholders equal to or in excess of the merger consideration. In particular, the HMA board of directors considered that although nine parties in addition to CHS had expressed interest in exploring a potential negotiated transaction with HMA, only two of those nine parties conducted due diligence on HMA and none of the interested parties aside from CHS submitted a final proposal. See “—Background of the Merger” beginning on page 77 for more information on these prior discussions. Based on this absence of alternatives, the HMA board of directors concluded the merger consideration provided for in the merger agreement was the highest value reasonably available to HMA at the time and there was no assurance a more favorable opportunity to sell HMA would arise later.

•	Terms of the Merger Agreement. The HMA board of directors reviewed and considered the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and their ability to terminate the agreement. See “The Merger Agreement” beginning on page 143 for a detailed discussion of the terms and conditions of the merger agreement. In particular, the HMA board of directors considered the following:

•	Terms of CHS’s Financing; Absence of Financing Condition or Limitations on Remedies. The HMA board of directors considered that CHS’s obligation to complete the merger pursuant to the merger agreement is not subject to any financing condition and that CHS represents and warrants in the merger agreement that it will have sufficient funds to complete the transactions contemplated by the merger agreement and will use its reasonable best efforts to obtain the proceeds of its financing commitments. The HMA board of directors also considered the terms of the financing commitments CHS obtained in connection with the merger. For additional information on CHS’s financing, see “—Financing for the Merger” beginning on page 75. The HMA board of directors also considered CHS’s financial strength and ability to complete its proposed financing or alternative financing in order complete the merger and that, even if CHS was unable to complete its proposed financing or alternative financing, HMA’s remedies against CHS would include the right to seek to require CHS to perform its obligation to close the merger.

•	Conditions to the Completion of the Merger; Likelihood of Closing. The HMA board of directors considered the reasonable likelihood of the completion of the merger, including CHS’s obligations to complete the merger, CHS’s obligations to take reasonable best efforts to obtain all antitrust approvals and the likelihood that the merger will be approved by requisite regulatory authorities and holders of HMA common stock.

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Ability to Respond to Certain Unsolicited Acquisition Proposals. The HMA board of directors considered the provisions in the merger agreement that provide for the ability of the HMA board of directors to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal that the HMA board of directors reasonably determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or is reasonably expected to lead to a superior proposal and/or furnish to any such person non-public information relating to HMA pursuant to a confidentiality agreement, subject to certain restrictions imposed by the merger agreement, including that the HMA board of directors shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•	Ability to Change Recommendation. The HMA board of directors considered the provisions in the merger agreement that provide for the ability of the HMA board of directors to withdraw or modify its recommendation that HMA stockholders adopt the merger agreement:

•	following the receipt of an alternative acquisition proposal that the HMA board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a superior proposal, subject to certain restrictions imposed by the merger agreement, including that the HMA board of directors shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and that CHS shall have been given an opportunity to match the superior proposal; or

•	in response to an intervening event (as defined in the merger agreement), subject to certain restrictions imposed by the merger agreement, including that the HMA board of directors shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and that CHS shall have been given an opportunity to cause the intervening event to no longer require the HMA board of directors to withdraw or modify its recommendation.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The HMA board of directors considered the provisions in the merger agreement that provide for the ability of the HMA board of directors to terminate the merger agreement to accept a superior proposal, subject to certain restrictions imposed by the merger agreement including that HMA would be required to pay CHS a termination fee concurrently with such termination.

•	Termination Fee. The HMA board of directors considered that, in its view, the $109 million termination fee (which was equal to approximately 2.9% of the implied equity value of HMA (excluding the value of the CVRs)) that could become payable pursuant to the merger agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter alternative acquisition proposals and would not likely be required to be paid unless the HMA board of directors entered into an agreement providing for a transaction that would be more favorable to the HMA stockholders than the transactions contemplated by the merger agreement.

•	No Vote Expense Reimbursement. The HMA board of directors considered that, in its view, the $40 million fixed expense reimbursement obligation (which was equal to approximately 1.0% of the implied equity value of HMA) that could become payable pursuant to the merger agreement in the event the requisite 70% approval of HMA stockholders is not obtained was reasonable and comparable to “no vote” termination fees in transactions of a similar size.

•	Appraisal Rights. The HMA board of directors considered the availability of appraisal rights for holders of HMA common stock who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of common stock at the completion of the merger agreement.

On November 12, 2013, after careful consideration, the new HMA board of directors unanimously resolved to recommend that the HMA stockholders vote “FOR” the proposal to adopt the merger agreement. In evaluating the merger agreement and making such recommendation, the new HMA board of directors considered a variety of factors, including the following:

•	The Existence and Terms and Conditions of the Merger Agreement. The new HMA board of directors considered the existence and terms and conditions of the merger agreement, including the fact that the merger agreement represents a binding contractual obligation on behalf of HMA to proceed with and consummate the transactions contemplated by the merger agreement, subject only to the right of HMA to decline to close the transactions contemplated by the merger agreement or to terminate the merger agreement, in each case under limited circumstances.

•	Factors Previously Considered by HMA Board of Directors. The new HMA board of directors considered the factors described above that were previously considered in connection with the July 29, 2013 determinations by the HMA board of directors.

•	Updated Strategic Review. The new HMA board of directors considered HMA’s business, financial condition and results of operations, as well as HMA’s prospects as a stand-alone company, in consultation with Alvarez & Marsal which, at the direction of the new HMA board of directors, conducted a comprehensive strategic review of HMA’s current and projected financial condition, results of operations, business, significant challenges in the healthcare industry, current earnings and earnings prospects, current and prospective industry trends and, as a representative of A&P, conducted a comprehensive review of the regulatory environment and investigations facing HMA.

•	In particular, the new HMA board of directors considered Alvarez & Marsal’s analysis regarding multiple alternative scenarios which may enhance HMA’s stockholder value by realigning the portfolio of HMA facilities and potentially divesting certain assets of HMA while preserving HMA as a stand-alone entity. After careful consideration the new HMA board of directors determined that the path to create incremental value as a stand-alone entity would take several years, require significant investment in systems and infrastructure and would involve tremendous execution risk compared to the near or mid-term value creation to be realized by the HMA stockholders under the merger agreement.

•	Additional Opinions of Financial Advisors. The new HMA board considered the opinions of each of Lazard and UBS, rendered to the new HMA board of directors on November 12, 2013, and subsequently confirmed in writing, that, as of the date of such opinions, and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the scope of the reviews undertaken, the merger consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described in the subsections entitled “The Merger—Opinions of Financial Advisors to HMA—Lazard Opinion” beginning on page 103 and “The Merger—Opinions of Financial Advisors to HMA—UBS Opinion” beginning on page 109.

The HMA board of directors also identified and considered a number of countervailing factors and risks to HMA and its stockholders relating to the merger and the merger agreement, including the following:

•	Lack of Direct Ongoing Participation in HMA’s Potential Upside. The HMA board of directors considered that HMA stockholders would not have the opportunity to continue participating in HMA’s potential upside as a stand-alone company, but would rather only participate in HMA’s upside indirectly as a part of the combined company if they retained the stock portion of the merger consideration following the effective time of the merger.

•	Smaller Ongoing Equity Participation in the Combined Company by HMA Stockholders. The HMA board of directors considered that, because HMA stockholders will be receiving primarily cash in exchange for their HMA stock, their ability to benefit from any increase in the value of CHS following the closing will be less than if they had received all CHS stock in exchange for their HMA stock. The HMA board of directors also considered that, following the closing, each HMA stockholder would hold a smaller equity interest in the combined company than they held prior to the merger, which will reduce their voting power in the combined company.

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Due to Fixed Exchange Ratio, Stock Portion of Merger Consideration Could Decline in Value Prior to Closing. The HMA board of directors considered that because the stock portion of the merger consideration is based on a fixed exchange ratio of shares of CHS common stock for HMA common stock, the value of the stock portion of the merger consideration could decline prior to the closing. The HMA board of directors considered the fact that the merger agreement does not provide HMA with a price-based termination right or other similar price protection (such as a “collar”) with respect to the trading price of CHS common stock during the pendency of the merger. The HMA board of directors determined that this structure was appropriate and the risk acceptable given that a substantial portion of the merger consideration will be paid in a fixed cash amount, reducing the impact of any decline in the trading price of CHS common stock on the value of the merger consideration, and that the lack of a “collar” provision would also permit HMA stockholders to benefit fully from an increase in the trading price of CHS common stock during the pendency of the merger.

•	Potential Failure to Complete the Merger. The HMA board of directors considered the possibility that the merger may not be completed for a variety of reasons, including the failure of one or more closing conditions (including the requirement that the merger agreement and the merger be approved by the holders of at least 70% of HMA’s stockholders entitled to vote thereon) to be satisfied, and the potential adverse consequences to HMA if the merger is not completed, including the potential loss of employees, reduction on the trading price of HMA common stock, and erosion of partner and employee confidence in HMA. The HMA board of directors considered that such risks were mitigated by certain terms in the merger agreement, including the limited number of required regulatory approvals, CHS’s obligations to take reasonable best efforts to obtain all antitrust approvals, the absence of any financing condition to CHS’s obligations to complete the merger and that HMA’s remedies would include the right to seek to require CHS to perform its obligation to close the merger.

•	CHS Business Risks. The HMA board of directors considered that HMA stockholders would be subject to the future financial, business and operational risks associated with the combined company if they retained the stock portion of the merger consideration following the effective time of the merger. These risks are different in part than the risks related only to HMA’s business. In this regard, the HMA board of directors considered that there will be risks associated with successful implementation of the combined company’s business plan and strategy, the combined company’s ability to realize the anticipated benefits of the merger on the timeline expected or at all, and integration of HMA’s businesses with CHS’s businesses in an efficient and cost effective manner. The HMA board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the merger to the extent HMA stockholders retain the shares of CHS common stock received as a portion of the merger consideration following the completion of the merger.

•	Risk and Uncertainty Associated with the CVRs. The HMA board of directors considered that the CVR payment is conditioned upon final resolution of certain existing legal matters involving HMA. Consequently, the amount of the CVR payment, if any, will not be known for some time, and the actual payment of any amount due in respect of the CVRs will not be made for many months, if not years. In addition, the CVRs represent a contingent contractual payment obligation of CHS and are subject to CHS’ continued creditworthiness and viability. Furthermore, the CVRs may be difficult to value which could result in an illiquid trading market despite being publicly traded and/or a trading price below their estimated intrinsic value. See “Description of the CVRs” beginning on page 166 for a detailed discussion of the terms and conditions of the CVR agreement.

•

Termination Fee; Alternative Acquisition Proposals; Expense Reimbursement. The HMA board of directors considered the risk that, although HMA has the right, under certain limited circumstances, to (i) enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal and/or furnish to such a person non-public information relating to HMA pursuant to a confidentiality agreement, (ii) withdraw or modify the recommendation of the HMA board of directors to HMA stockholders that they adopt the merger agreement and/or (iii) terminate the merger agreement, in each case subject to certain restrictions imposed by the merger agreement, the provisions of the merger agreement may have the effect of discouraging competing acquisition proposals even if the terms of those proposals may be more favorable to HMA stockholders than the merger. In addition, the HMA board of directors considered the provisions of the merger agreement that, under specified circumstances related to the presence of an alternative acquisition proposal or actions that may constitute a change of the recommendation of the HMA board of directors with respect to the merger, would require HMA to pay CHS a fee of $109 million, and that if HMA’s stockholders fail to adopt the merger agreement, would require HMA to pay CHS a fixed expense reimbursement amount of $40 million. As part of these considerations, the HMA board of directors also considered the results of its failed discussions with Party A and Party B, the fact that the HMA board of directors was not aware of any alternative acquisition transactions that would be reasonably likely to result in a value to HMA stockholders in excess of the merger consideration and the amount of “no vote” termination fees and expense reimbursement amounts in transactions of a similar size. See “The Merger Agreement—Termination” and “The Merger Agreement—HMA Termination Fee” beginning on pages 157 and 158, respectively, for further information regarding these provisions of the merger agreement.

•	Interim Operating Covenants. The HMA board of directors considered the limitations imposed by the merger agreement on the conduct of HMA’s business during the pendency of the merger and the fact that these covenants may limit HMA’s ability to pursue business opportunities that may arise or take other actions it may otherwise take with respect to the operations of HMA during the pendency of the merger.

•	Restrictions in Relation to Glenview Consent Solicitation Process. The HMA board of directors considered that in the event Glenview received sufficient consents from HMA stockholders pursuant to its consent solicitation, the members of the HMA board of directors would change or be fully reconstituted and the new or fully reconstituted board of directors would be restricted by the terms of the merger agreement in its ability to respond to unsolicited acquisition proposals, change its recommendation, terminate the merger agreement, pursue business opportunities and take other actions it may otherwise take with respect to the operations of HMA during the pendency of the merger.

•	Taxability. The merger is expected to be a taxable transaction for U.S. federal income tax purposes, and the receipt of cash, CHS common stock and CVRs in exchange for HMA common stock in the merger will therefore generally be taxable to HMA common stockholders for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences” beginning on page 135.

•	Interests of HMA’s Directors and Executive Officers. The HMA board of directors considered the potential additional or different interests of HMA’s directors and executive officers in respect of the merger, as described in the section entitled “—Interests of Certain Persons in the Merger” beginning on page 120.

•	Diversion of Management. The HMA board of directors considered the possible diversion of management’s time and attention from HMA’s ongoing business due to the substantial time and effort necessary to complete the merger and plan for and implement the integration of the operations of HMA and CHS.

•	Other Risks. The HMA board of directors considered the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 30.

In determining on November 12, 2013, to make the recommendation to stockholders to vote for the proposal to adopt the merger agreement, the new HMA board of directors also considered a number of countervailing factors and risks to HMA and its stockholders, including those described above that were previously considered in connection with the July 29, 2013 determinations by the HMA board of directors.

The HMA board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected HMA stockholders would receive as a result of the merger, including the belief of the HMA board of directors that the merger would maximize the immediate value of the HMA common stock and eliminate the risks and uncertainties affecting the future prospects of HMA as a stand-alone company.

The preceding discussion of the information and factors considered by the HMA board of directors is not intended to be exhaustive but includes the material factors considered by the HMA board of directors. In view of the complexity and wide variety of factors considered by the HMA board of directors in connection with its evaluation of the merger, the HMA board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the HMA board of directors may have given different weight to different factors. The HMA board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of HMA’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41.

Opinions of Financial Advisors to HMA

Morgan Stanley Opinion

HMA retained Morgan Stanley to act as its financial advisor in connection with HMA’s consideration of strategic alternatives, including a potential sale of HMA, and to render a financial opinion in connection with a possible sale, merger or other strategic business combination. HMA’s board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in its industry, and its knowledge of HMA’s business and affairs. At the meeting of HMA’s board of directors on July 29, 2013, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of Morgan Stanley’s written opinion, dated July 29, 2013, is attached hereto as Annex C. The opinion sets forth, among other things, the various assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to HMA’s board of directors and addressed only the fairness from a financial point of view of the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement as of the date of the opinion and does not address the fairness of the amount or nature of the compensation to any of HMA’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of HMA’s common stock in the transactions contemplated by the merger agreement. Morgan Stanley’s opinion did not in any manner address the prices at which HMA’s common stock, CHS’s common stock or the CVRs will trade following consummation of the merger or at any time. The opinion does not constitute a recommendation to any holder of HMA common stock as to how to vote at any stockholders’ meeting held in connection with the merger or whether to take any other action with respect to the merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of HMA and CHS, respectively;

•	Reviewed certain internal financial statements and other financial and operating data concerning HMA and CHS, respectively;

•	Reviewed certain financial projections prepared by the managements of HMA and CHS, respectively;

•	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of HMA;

•	Discussed the past and current operations and financial condition and the prospects of HMA, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of HMA;

•	Discussed the past and current operations and financial condition and the prospects of CHS, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of CHS;

•	Reviewed the pro forma impact of the merger on CHS’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	Reviewed the reported prices and trading activity for HMA’s common stock and CHS’s common stock;

•	Compared the financial performance of HMA and CHS and the prices and trading activity of HMA’s common stock and CHS’s common stock with that of certain other publicly-traded companies comparable with HMA and CHS, respectively, and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of HMA and CHS and their financial and legal advisors;

•	Reviewed a draft, dated July 29, 2013, of the merger agreement, drafts, dated July 29, 2013, of commitment letters from certain lenders and certain related documents; and

•	Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by HMA and CHS, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of HMA and CHS of the future financial performance of HMA and CHS. See “The Merger—Certain Unaudited HMA Forecasts” beginning on page 117 for a summary of this information. Morgan Stanley relied upon, without independent verification, the assessment by the managements of HMA and CHS of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of HMA and CHS; and (iii) the validity of, and risks associated with, HMA’s and CHS’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley is not a legal, tax or regulatory advisor. It is a financial advisor only and relied upon, without independent verification, the assessment of CHS and HMA and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of HMA’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of HMA’s common stock in the transactions contemplated by the merger agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of HMA or CHS, nor was Morgan Stanley furnished with any such valuations or appraisals. As Morgan Stanley discussed with HMA’s board of directors, Morgan Stanley did not take into account the CVR consideration in its analyses. In addition, Morgan Stanley expressed no opinion as to the terms of the CVR agreement or the CVRs or as to whether any amount payable with respect to the CVRs will be paid. Morgan Stanley is not a legal expert, and for purposes of its analysis it did not make any assessment of the status of any outstanding litigation involving HMA (including the Existing Litigation (as defined in the CVR agreement)) or CHS and it excluded the effects of any such litigation in its analysis. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, July 29, 2013. Events occurring after July 29, 2013 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to HMA’s board of directors. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the various analyses below were based on the closing price of $11.04 per share of HMA’s common stock as of May 24, 2013. After the stock market closed on May 24, 2013, HMA announced that it had adopted a shareholder rights plan. Morgan Stanley, based on its professional judgment and experience, selected the closing price of HMA’s common stock on May 24, 2013 as the baseline for its financial analyses given that it was the last closing price that was unaffected by such announcements. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Trading Range and Research Targets

Morgan Stanley reviewed the historical trading range of HMA’s common stock for various periods ended May 24, 2013. Morgan Stanley noted that, as of May 24, 2013, the closing price of HMA’s common stock was $11.04 per share, compared to the implied consideration per share of HMA’s common stock of $13.78 pursuant to the merger agreement based on the 0.06942 exchange ratio, the cash consideration of $10.50 per share and the closing price of CHS common stock of $47.23 per share as of July 29, 2013 (we refer herein to this consideration as the “Implied Merger Consideration”). Morgan Stanley also noted that the low and high closing prices for HMA’s common stock for the 52 week period ending July 26, 2013 (but disregarding all closing prices after May 24, 2013) were $6.27 and $13.63, respectively.

Morgan Stanley reviewed sell side analyst price targets for HMA’s common stock prepared and published by twenty equity research analysts that published price targets for HMA since May 3, 2013. These targets reflect each analyst’s estimate of the 12 month future public market trading price of HMA’s common stock and were not discounted to present value. The range of undiscounted price targets per share of HMA’s common stock as of July 26, 2013 was $10.00 to $17.00, with a median of $14.00. In order to better compare the published stock price targets with the Implied Merger Consideration, Morgan Stanley discounted such stock price targets to present value (as of July 26, 2013) by applying, for a one-year discount period, an illustrative discount rate of 13%, which was selected based on Morgan Stanley’s professional judgment and taking into consideration HMA’s assumed cost of equity using a capital asset pricing model, which is a financial valuation method that takes into account both returns in equity markets generally and volatility in a company’s common stock. This calculation indicated a range of stock price targets for HMA’s common stock of approximately $8.75 to $15.00 per share. Morgan Stanley then compared the results of its analysis to the Implied Merger Consideration, noting that the Implied Merger Consideration was within the range of stock price targets derived from this analysis. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for HMA’s common stock and these estimates are subject to uncertainties, including the future financial performance of HMA and future financial market conditions.

Comparable Companies Analysis

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for HMA corresponding to current and historical financial information, ratios and public market multiples for other companies in the hospital services industry that share similar business characteristics with HMA, referred to as the “comparable companies.”

The following list sets forth the companies that were reviewed in connection with this analysis:

•	Community Health Systems, Inc.

•	HCA Holdings, Inc.

•	LifePoint Hospitals, Inc.

•	Tenet Healthcare Corporation

•	Universal Health Services, Inc.

•	Vanguard Health Systems, Inc.

The comparable companies were chosen based on Morgan Stanley’s knowledge of the hospital services industry. Although none of the comparable companies is directly comparable to HMA, the comparable companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business that for purposes of its analysis Morgan Stanley considered similar to HMA.

Based on the respective closing share prices as of July 26, 2013, historical financial information contained in their respective public filings and publicly available research estimates, Morgan Stanley calculated and reviewed, among other things, the following statistics for comparative purposes:

•	the ratio of the aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to calendar year 2013 estimated earnings before interest, income taxes, depreciation and amortization (excluding equity based compensation expense), referred to as EBITDA;

•	the ratio of the aggregate value to calendar year 2014 estimated EBITDA;

•	the ratio of the stock price to calendar year 2013 estimated earnings per share, referred to as EPS; and

•	the ratio of the stock price to calendar year 2014 estimated EPS.

The following table sets forth these multiples for the comparable companies, as of July 26, 20131, in each case based on publicly available research analysts’ estimates and public filings: the ratio of the aggregate value to calendar year 2013 estimated EBITDA, the ratio of the aggregate value to calendar year 2014 estimated EBITDA, the ratio of the stock price to calendar year 2013 estimated EPS, and the ratio of the stock price to calendar year 2014 estimated EPS.

Multiple
Comparable Companies	2013E AV/EBITDA	2014E AV/EBITDA	2013E P/E	2014E P/E
CHS	7.1x	6.4x	15.0x	10.4x
HCA Holdings, Inc.	7.5x	7.1x	12.6x	10.8x
HMA	6.6x	6.2x	12.8x	10.9x
LifePoint Hospitals, Inc.	7.2x	6.5x	16.8x	14.7x
Tenet Healthcare Corporation	7.5x	6.8x	16.0x	12.5x
Universal Health Services, Inc.	8.3x	7.6x	15.6x	13.5x
Vanguard Health Systems, Inc.[2]	6.2x	5.6x	17.3x	13.9x

Based on its professional judgment and taking into consideration the observed multiples for the comparable companies and the forecasts included in publicly available research estimates for HMA, referred to in this discussion as the “Street Case”, and HMA’s management forecast case referred to herein as the “June/July Base Case” (see “The Merger—Certain Unaudited HMA Forecasts” beginning on page 117), Morgan Stanley applied AV/EBITDA multiples ranging from 6.5x to 7.5x to estimated EBITDA for 2013 and derived a reference range of implied equity value per share of HMA’s common stock of $9.50 to $13.00 based on estimated EBITDA for 2013 included in the Street Case and $9.00 to $12.50 based on estimated EBITDA for 2013 included in the June/July Base Case. Similarly, Morgan Stanley applied AV/EBITDA multiples ranging from 6.0x to 7.0x to estimated EBITDA for 2014 and derived a reference range of implied equity value per share of HMA’s common stock of $9.75 to $13.50 based on estimated EBITDA for 2014 included in the Street Case and $10.75 to $14.75 based on estimated EBITDA for 2014 included in the June/July Base Case. Morgan Stanley then compared the results of its analysis to the Implied Merger Consideration, noting that the Implied Merger Consideration was within the implied valuation range derived from estimated EBITDA for 2014 included in the June/July Base Case and greater than the other implied valuation ranges derived from this analysis.

Based on its professional judgment and taking into consideration, among other things, the observed multiples for the comparable companies and the forecasts included in the Street Case and the June/July Base Case, Morgan Stanley applied P/E multiples ranging from 12.0x to 17.0x to HMA’s estimated earnings for 2013 and derived a reference range of implied equity value per share of HMA’s common stock of $10.25 to $14.50 based on estimated earnings for 2013 included in the Street Case and $9.50 to $13.75 based on estimated earnings for 2013 included in the June/July Base Case. Similarly, Morgan Stanley applied P/E multiples ranging from 10.0x to 15.0x to HMA’s estimated earnings for 2014 and derived a reference range of implied equity value per share of HMA’s common stock of $10.25 to $15.25 based on estimated earnings for 2014 included in the Street Case and $10.50 to $15.75 based on estimated earnings for 2014 included in the June/July Base Case. Morgan Stanley then compared the results of its analysis to the Implied Merger Consideration, noting that the Implied Merger Consideration was within the implied valuation ranges derived from this analysis.

No company utilized in this analysis is identical to HMA. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HMA, such as the impact of competition on the business of HMA and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of HMA or the industry or the financial

[1]	The multiples for HMA are as of May 24, 2013.
[2]	For purposes of this analysis, Vanguard Health Systems, Inc’s multiples are as of June 21, 2013 (one day prior to Tenet Healthcare Corporation’s announcement of its pending acquisition of Vanguard Health Systems, Inc.).

markets in general, which could affect the public trading value of the companies selected for comparison. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected company data.

Precedent Transactions Analysis

Morgan Stanley reviewed the purchase prices paid and calculated the ratio of the transaction value to the last 12 months EBITDA as reflected in the table below, based on publicly available information for the following select hospital services related transactions since 2000:

Announcement Date	Acquiror	Seller	Transaction Value (AV) ($MM)	AV/LTM EBITDA
6/24/2013	Tenet Healthcare Corporation	Vanguard Health Systems, Inc.	approximately 4,300	7.9x

3/19/2007	Community Health Systems, Inc.	Triad Hospitals Inc.	6,800	9.8x

7/24/2006	Bain Capital Partners LLC, Kohlberg Kravis Roberts & Co. L.P., and Merrill Lynch Global Private Equity	HCA Holdings, Inc.	32,999	7.8x

7/23/2004	The Blackstone Group	Vanguard Health Systems, Inc.	1,797	10.2x

5/5/2004	Texas Pacific Group	IASIS Healthcare Corporation	1,400	8.6x

10/19/2000	Triad Hospitals Inc.	Quorum Health Group, Inc.	2,400	7.9x

Based on its professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions, Morgan Stanley applied AV/ LTM EBITDA multiples ranging from 7.0x to 9.0x to HMA’s EBITDA for the 12 month period ending June 30, 2013, based on HMA’s management’s preliminary results for second quarter 2013, and derived a reference range of implied equity value per share of HMA’s common stock of $9.50 to $16.25. Morgan Stanley also noted that applying the observed multiple for the Tenet Healthcare Corporation/Vanguard Health Systems, Inc. transaction, which was announced on June 24, 2013, to HMA’s EBITDA for the 12 month period ending June 30, 2013, based on HMA’s management’s preliminary results for second quarter 2013, resulted in an implied equity value per share of HMA’s common stock of $12.50. Morgan Stanley then compared the results of its analysis to the Implied Merger Consideration, noting that the Implied Merger Consideration was within the implied valuation range derived from this analysis and was greater than the implied equity value per share derived by applying the observed multiple for the Tenet Healthcare Corporation/Vanguard Health Systems, Inc. transaction.

No company or transaction utilized in this analysis is identical to HMA or the transactions contemplated by the merger agreement. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HMA, such as the impact of competition on the business of HMA or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of HMA or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison.

Leveraged Buyout Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of HMA. Morgan Stanley assumed a transaction date of December 31, 2013 and a 5-year investment period ending on December 31, 2018. Morgan Stanley also assumed a multiple of 6.0x for HMA’s ratio of total debt to HMA’s EBITDA for the 12 month period ending June 30, 2013, based on HMA’s management’s preliminary results for second quarter 2013, subject to a minimum equity contribution from the hypothetical financial sponsor of 22.5% of the total transaction value and a range of 6.5x to 7.5x for the multiple of aggregate value over the next 12 months EBITDA on the exit date, which multiple and range of multiples were selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, HMA’s potential debt capacity. In preparing its analysis, Morgan Stanley relied upon HMA’s forecasts included in the June/July Base Case and HMA’s management forecast case referred to herein as the “June/July Upside Case” (see “The Merger—Certain Unaudited HMA Forecasts” beginning on page 117), in both cases adjusted to remove future acquisitions for the purposes only of the leveraged buyout analysis. The implied acquisition price per share paid by the financial sponsor for purposes of this analysis was based on a target range of annualized internal rates of return for the financial sponsor of 20% to 25%. The resulting present value per share of HMA’s common stock implied by this analysis was between $7.25 and $11.50 per share using the June/July Base Case and $9.25 and $13.25 using the June/July Upside Case. Morgan Stanley then compared the results of its analysis to the Implied Merger Consideration, noting that the Implied Merger Consideration was greater than the implied valuation range derived from this analysis.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. In preparing its analysis, Morgan Stanley utilized projections from the June/July Base Case and the June/July Upside Case (see “The Merger—Certain Unaudited HMA Forecasts” beginning on page 117). Morgan Stanley calculated the net present value of unlevered free cash flows, defined as earnings before interest less taxes, plus depreciation and amortization less capital expenditures, and less increases or plus decreases in working capital and other assets and liabilities, respectively, for HMA for calendar years 2013 through 2018 and calculated terminal values based on a terminal exit multiple of next 12 months EBITDA ranging from 6.5x to 7.5x. For purposes of the discounted cash flow analysis, stock-based compensation was treated as a cash expense. These values were then discounted to present values as of June 30, 2013 assuming a range of discount rates of 7% to 8%, which was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, a weighted average cost of capital calculation and HMA’s assumed cost of equity calculated using a capital asset pricing model. In order to calculate an implied per share equity value reference range for HMA’s common stock, Morgan Stanley adjusted the total implied aggregate value ranges by HMA’s estimated total debt, cash and cash equivalents and minority interests as of June 30, 2013, and divided the resulting implied total equity value ranges by HMA’s diluted shares outstanding. Based on the foregoing, Morgan Stanley derived reference ranges of implied equity values per share of HMA’s common stock of $9.00 to $13.25 based on the forecasts included in the June/July Base Case and of $11.00 to $15.75 based on HMA’s forecasts included in the June/July Upside Case. Morgan Stanley then compared the results of its analysis to the Implied Merger Consideration, noting that the Implied Merger Consideration was greater than the implied valuation range derived in this analysis using the forecasts included in the June/July Base Case and within the implied valuation range derived in this analysis using the forecasts included in the June/July Upside Case.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of HMA or CHS. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of HMA and CHS and variations to such financial assumptions and methodologies may impact the results of Morgan Stanley’s analyses. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the HMA board of directors as to the fairness from a financial point of view of the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement as of the date of the opinion. These analyses do not purport to be appraisals or to reflect prices at which HMA’s common stock, CHS’s common stock or the CVRs might actually trade.

The consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement was determined through negotiations between HMA and CHS and was approved by HMA’s board of directors. Morgan Stanley provided advice to HMA’s board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to HMA or HMA’s board of directors or that any specific consideration constituted the only appropriate consideration for the merger. In addition, Morgan Stanley did not express an opinion or recommendation as to how the holders of shares of HMA common stock should vote at any stockholders’ meeting held in connection with the merger or whether such holders should take any other action with respect to the merger.

Morgan Stanley’s opinion and its presentation to the HMA board of directors was one of many factors taken into consideration by the HMA board of directors in deciding to approve and authorize the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the HMA board of directors with respect to the consideration to be received by the holders of shares of HMA common stock pursuant to the merger agreement or of whether the HMA board of directors would have been willing to agree to different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of customers, in debt or equity securities or loans of CHS, HMA, or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Morgan Stanley acted as financial advisor to HMA in connection with the merger and has received $3 million upon the announcement of the merger for serving in this capacity. In addition, Morgan Stanley will be entitled to receive approximately $31.366 million upon the consummation of the merger for serving in this capacity. Also, if HMA receives any compensation from CHS on the termination of the merger agreement pursuant to the termination provisions of that agreement, Morgan Stanley will be entitled to 10% of any such compensation (less the $3 million announcement fee, but capped at approximately $34.366 million in total).

Morgan Stanley will also be reimbursed for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, HMA has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley has provided financing services (unrelated to the transactions contemplated by the merger agreement) to HMA and CHS. During such period, services for HMA included participating as a non-lead bookrunner and managing agent on HMA’s 2011 senior secured credit facility in 2011 and services for CHS included (i) acting as a joint bookrunner on CHS’s issuance of senior unsecured notes in July 2012 and CHS’s issuance of senior secured notes in August 2012 and (ii) acting as an underwriter to CHS’s 2011 issuance of senior unsecured notes. HMA paid Morgan Stanley aggregate fees of approximately $2.829 million for such financing services provided to HMA, and CHS paid Morgan Stanley aggregate fees of approximately $5.735 million for such financing services provided to CHS. Morgan Stanley may also seek to provide financial advisory and financing services to CHS and HMA in the future and would expect to receive fees for the rendering of these services.

Lazard Opinion

On November 12, 2013, Lazard rendered to the HMA board of directors its oral opinion, subsequently confirmed in writing, that as of November 12, 2013, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the per share consideration to be paid to holders of shares of HMA common stock (other than shares of HMA common stock held in treasury by HMA or owned by CHS or Merger Sub or holders who are entitled to and properly demand an appraisal of their shares of HMA common stock) pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Lazard, dated November 12, 2013, is attached as Annex D to this proxy statement/prospectus and is incorporated by reference in this proxy statement/prospectus in its entirety. The opinion sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion. We encourage you to read Lazard’s opinion and this section carefully and in their entirety. Lazard’s opinion was directed to HMA’s board of directors for the information and assistance of the HMA board of directors in connection with its evaluation of the transactions contemplated by the merger agreement and only addressed the fairness, from a financial point of view, to certain holders of HMA common stock of the per share merger consideration to be paid to such holders of HMA common stock in the merger as of the date of Lazard’s opinion. Lazard’s opinion did not address the prices at which HMA’s common stock, CHS’s common stock or the CVR will trade following consummation of the merger or at any time. Lazard’s opinion did not address any other aspect of the transactions contemplated by the merger agreement and was not intended to and does not constitute a recommendation to any holder of HMA common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto. The summary of the opinion of Lazard set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Lazard:

•	reviewed the financial terms and conditions of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to HMA and CHS;

•	reviewed various financial forecasts and other data provided to Lazard by HMA relating to the business of HMA (for more information see the section entitled “The Merger—Certain Unaudited HMA Forecasts – October HMA Forecasts” beginning on page 119) and provided to Lazard by CHS management relating to the business of CHS;

•	held discussions with members of the senior managements of HMA and CHS with respect to the businesses and prospects of HMA and CHS, respectively, and reviewed the projected synergies, including the amount and timing thereof, anticipated by the management of CHS to be realized from the merger;

•	reviewed public information with respect to certain other companies in lines of business Lazard believes to be generally relevant in evaluating the businesses of HMA and CHS, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believes to be generally relevant in evaluating the business of HMA;

•	reviewed historical stock prices and trading volumes of HMA common stock and CHS common stock;

•	reviewed the potential pro forma financial impact of the transactions contemplated by the merger agreement on CHS based on the financial forecasts referred to above relating to HMA and CHS; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of HMA or CHS or concerning the solvency or fair value of HMA or CHS, and Lazard was not furnished with any such valuation or appraisal. With respect to all of the financial forecasts utilized in its analyses, Lazard assumed, with the consent of HMA, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of HMA and CHS, respectively. At HMA’s direction, for purposes of Lazard’s analyses Lazard utilized the financial forecasts provided by HMA management with respect to the anticipated future performance of HMA referred to herein as the “October Base Case,” and not the “October Upside Case.” Lazard was only provided with limited financial forecasts of CHS relating to the business of CHS. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of HMA, that the transactions contemplated by the merger agreement will be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of HMA, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger will not have an adverse effect on HMA, CHS or the transactions contemplated by the merger agreement. Lazard did not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the merger agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood HMA obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified herein) of the transactions contemplated by the merger agreement, including, without limitation, the terms of the CVR Agreement and the CVR and whether any amount will be payable under the CVR. Lazard is not a legal expert, and Lazard expressed no view or opinion as to, nor did Lazard make any assessment of the status of, any outstanding litigation or investigations involving CHS or HMA (including the Existing Litigation (as defined in the CVR agreement)) and its analysis excludes the effects of any such litigation or investigations. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, (i) the CVR consideration or (ii) the compensation to any officers, directors, or employees of any parties to the transactions contemplated by the merger agreement, or class of such persons, relative to the merger consideration or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HMA and CHS. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to HMA, CHS, or the transactions contemplated by the merger agreement, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 8, 2013 and is not necessarily indicative of current market conditions.

Lazard calculated an implied per share merger consideration of $13.39 based on (i) the fixed exchange ratio of 0.06942x and the closing price of CHS common stock as of November 8, 2013 and (ii) the $10.50 per share in cash.

HMA Discounted Cash Flow Analysis

Based on the October Base Case (see “The Merger—Certain Unaudited HMA Forecasts – October HMA Forecasts” beginning on page 119), Lazard performed a discounted cash flow analysis of HMA to calculate the estimated present value of the unlevered free cash flows (i.e., EBIT (earnings before interest and taxes), less taxes, capital expenditures (including for acquisitions), and change in working capital, plus depreciation and amortization) that HMA could generate during the last calendar quarter of fiscal year 2013 and the fiscal years 2014 through 2018. Lazard also calculated estimated terminal values and implied equity values for HMA by applying a perpetual growth rate range of 3.25% to 3.75%. The unlevered free cash flows and terminal values were discounted to present value as of September 30, 2013 using discount rates ranging from 7.0% to 8.0%. The discount rates applicable to HMA were based, among other things, on Lazard’s judgment of the estimated range of weighted average cost of capital based on an analysis of selected comparable companies, which are included under the caption “HMA Selected Comparable Companies Analysis” below. Lazard’s discounted cash flow analysis treated stock-based compensation as a cash expense. This analysis resulted in an implied per share equity reference range for HMA on a standalone basis of $2.00 to $9.50, as compared to the per share merger consideration of $13.39.

HMA Selected Comparable Companies Analysis

Lazard reviewed and analyzed selected public companies that it viewed as generally relevant in evaluating HMA. In performing these analyses, Lazard reviewed and analyzed certain publicly available financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for HMA. Specifically, Lazard compared HMA to the following public companies:

•	Community Health Systems, Inc. (on a standalone basis)*

•	Community Health Systems, Inc. (after illustratively giving pro forma effect to the merger)

•	HCA Holdings Inc.

•	Universal Health Services, Inc.

•	LifePoint Hospitals, Inc.*

•	Tenet Healthcare Corporation

Although none of the selected companies is directly comparable to HMA, the companies included are companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which for purposes of analysis Lazard considered similar to HMA. While all of the companies were included due to their similar market dynamics to HMA, the comparable companies denoted by an asterisk (*) above are more operationally compatible to HMA, and based on the foregoing analysis, Lazard, in its professional judgment, considered the companies denoted by an asterisk above to be the “core comparables”. Lazard reviewed, among other things, the enterprise value (which we refer to in this section as EV) to EBITDA multiple (which we refer to in this section as the EV/EBITDA multiple), in each case, for 2013 and 2014. The following table sets forth the EV/EBITDA multiples for the comparable companies, as of November 8, 2013, in each case based on publicly available research analysts’ estimates and public filings.

	Enterprise Value ($ in billions)	EV/ EBITDA
		2013E		2014E
HCA Holdings Inc.	$50.1	7.7x		7.4x
Universal Health Services, Inc.	11.7	9.3x		8.6x
Community Health Systems, Inc. (pro forma)	20.7	7.7x		7.1x
Tenet Healthcare Corporation	14.6	N/A	(a)	7.4x
Community Health Systems, Inc. (standalone)	13.8	7.2x		6.6x
LifePoint Hospitals, Inc.	4.0	7.4x		6.8x
Mean		7.9x		7.3x
Median		7.7x		7.3x

(a)	Research analysts’ estimates for 2013 do not include the full year impact of Tenet Healthcare Corporation’s acquisition of Vanguard Health Systems, Inc.

Based on the results of the foregoing analysis with respect to the “core comparables” and Lazard’s professional judgment and the October Base Case (see “The Merger—Certain Unaudited HMA Forecasts – October HMA Forecasts” beginning on page 119), Lazard applied EV/EBITDA multiples of 6.5x to 7.5x to estimated EBITDA for 2013 included in the October Base Case, and EV/EBITDA multiples of 6.0x to 7.0x to estimated EBITDA for 2014 included in the October Base Case. The results of the foregoing analysis implied an equity value per share range for HMA of $4.50 to $7.50 for 2013 and $2.00 to $4.50 for 2014, as compared to the per share merger consideration of $13.39.

HMA Selected Precedent Transactions Analysis

Lazard reviewed and analyzed certain publicly available financial information of target companies in selected precedent merger and acquisition transactions involving companies it viewed as relevant. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to the target companies involved in the selected transactions and compared such information to the corresponding information for HMA.

Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions contemplated by the merger agreement or to HMA, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the merger agreement and/or involve targets that, for purposes of analysis, may be considered similar to HMA. The transactions reviewed were:

Date	Acquiror	Target	Enterprise Value/ 3QA + 1QE EBITDA	Enterprise Value/ Next 4QE EBITDA
June 24, 2013	Tenet Healthcare Corporation	Vanguard Health Systems, Inc.	7.7x	7.7x

March 19, 2007	Community Health Systems, Inc.	Triad Hospitals Inc.	9.9x	8.4x

July 24, 2006	Bain Capital Partners LLC, Kohlberg Kravis Roberts and Co. L.P., and Merrill Lynch Global Private Equity	HCA Holdings, Inc.	7.9x	7.6x

For each of the transactions, Lazard calculated, to the extent information was publicly available, enterprise value as a multiple of (i)(A) actual EBITDA for the three fiscal quarters prior to, and (B) forecast EBITDA for the next fiscal quarter from, the transaction’s announcement date (which we refer to in this section as the 3QA + 1QE EBITDA) and (ii) forecast EBITDA for the four fiscal quarters following the 3QA + 1QE EBITDA (which we refer to in this section as the Next 4QE EBITDA). The results of the precedent analyses were a range of multiples from 7.7x to 9.9x for the 3QA + 1QE EBITDA and 7.6x to 8.4x for the Next 4QE EBITDA.

Based on Lazard’s analysis of the selected precedent transactions, as noted above, the October Base Case (see “The Merger—Certain Unaudited HMA Forecasts – October HMA Forecasts” beginning on page 119), and Lazard’s professional judgment (including, without limitation, the size of the range obtained), Lazard applied multiples of 7.7x to 9.9x to estimated EBITDA for 2013 included in the October Base Case to calculate an implied equity value per share range for HMA of $8.50 to $15.00, as compared to the per share merger consideration of $13.39. Additionally, based on the foregoing analyses with respect to the selected precedent transactions group and Lazard’s professional judgment (including, without limitation, the size of the range obtained), Lazard applied multiples of 7.6x to 8.4x to estimated EBITDA for 2014 included in the October Base Case to calculate an implied equity value per share range for HMA of $6.50 to $8.50, as compared to the per share merger consideration of $13.39.

Other Analyses

The analyses and data relating to HMA described below were presented to the HMA board of directors for informational purposes only.

HMA Analyst Price Targets Analysis

Lazard reviewed Wall Street research equity analyst per share target prices for HMA common stock as of November 8, 2013. The range of these target prices was $12.00 to $15.00, as compared to the per share merger consideration of $13.39.

Additionally, Lazard reviewed Wall Street research equity analyst per share target prices for HMA common stock as of May 6, 2013 (which represents the last trading day prior to Glenview converting its Schedule 13G to a Schedule 13D with respect to its ownership of shares of HMA common stock). The range of these target prices was $10.00 to $14.00, as compared to the per share merger consideration of $13.39.

HMA Historical Trading Analysis

Lazard reviewed historical data with regard to the closing prices of HMA common stock for the 52-week period to and including May 6, 2013, which represents the last trading day prior to Glenview converting its Schedule 13G to a Schedule 13D with respect to its ownership of shares of HMA common stock. During this period, the closing price of shares of HMA common stock ranged from a low of $5.99 to a high of $13.24 per share, as compared to the per share merger consideration of $13.39.

In addition to performing valuation analysis of HMA’s equity value per share, Lazard performed valuation analysis of CHS’s equity value per share, to evaluate the form of consideration to be received by HMA stockholders pursuant to the merger. The following paragraphs summarize this CHS valuation analysis.

CHS Selected Comparable Companies Analysis

Based on an analysis of the selected comparable companies discussed above in the “HMA Selected Comparable Companies Analysis”, including HMA as a “core comparable”, and Lazard’s professional judgment, Lazard applied EV/EBITDA multiples of 7.0x to 8.0x to the estimated EBITDA for 2013 that was provided by CHS management and EV/EBITDA multiples of 6.5x to 7.5x to the estimated EBITDA for 2014 that was provided by CHS management. This analysis resulted in an implied per share equity reference range for CHS on a standalone basis of $38.00 to $57.50 for 2013 and $46.00 to $68.50 for 2014, as compared to the $41.58 price per CHS common share as of November 8, 2013 and the $47.23 price per CHS common share as of July 29, 2013.

CHS Analyst Price Targets Analysis

Lazard reviewed Wall Street research equity analyst per share target prices for CHS common stock as of November 8, 2013. The range of these target prices was $41.00 to $64.00, as compared to the $41.58 price per CHS common share as of November 8, 2013 and the $47.23 price per CHS common share as of July 29, 2013.

Additionally, Lazard reviewed Wall Street research equity analyst per share target prices for CHS common stock as of July 29, 2013 (which represents the last trading day prior to the announcement of the merger). The range of these target prices was $38.00 to $67.00, as compared to the $41.58 price per CHS common share as of November 8, 2013 and the $47.23 price per CHS common share as of July 29, 2013.

CHS Historical Trading Analysis

Lazard reviewed historical data with regard to the closing prices of CHS common stock for the 52-week period to and including July 29, 2013, which represents the last trading day prior to the announcement of the merger. During this period, the closing price of shares of CHS common stock ranged from a low of $23.73 to a high of $51.18 per share, as compared to the $41.58 price per CHS common share as of November 8, 2013 and the $47.23 price per CHS common share as of July 29, 2013.

Miscellaneous

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the HMA board of directors in connection with, the provision of its opinion to the HMA board of directors as to the fairness, as of November 12, 2013, from a financial point of view of the per share merger consideration to be paid to the holders of HMA common stock (except for certain holders identified in Lazard’s opinion) pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect or purport to reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Lazard nor any other person assumes responsibility if future results are materially different from those forecast.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of HMA, CHS and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of HMA, CHS and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In connection with Lazard’s services as financial advisor to the HMA board of directors and pursuant to the terms of the Lazard engagement letter dated September 24, 2013, HMA agreed to pay Lazard a fee of $500,000 upon the execution of the engagement letter and $2,000,000 upon the earliest to occur of (a) the date when HMA mails its definitive proxy statement in connection with the merger to the holders of its common stock, (b) the expiration of Lazard’s engagement and (c) the termination of Lazard’s engagement as financial advisor by HMA. In addition, HMA also agreed to reimburse Lazard for its reasonable expenses incurred in connection with the engagement and to indemnify Lazard and certain related parties against certain liabilities under certain circumstances that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

The type and amount of consideration payable pursuant to the merger agreement was determined through arm’s-length negotiations between HMA and CHS and was approved by the HMA board of directors. The merger agreement was executed prior to HMA’s retention of Lazard and Lazard did not participate in the negotiation of the merger agreement or the terms of the transactions contemplated by the merger agreement. Lazard did not recommend any specific merger consideration to the HMA board of directors or to HMA or that any given merger consideration constituted the only appropriate consideration for the merger. The decision to enter into the merger agreement was solely that of the HMA board of directors. Consequently, the analyses described above should not be viewed as determinative of the opinion of the HMA board of directors with respect to the HMA merger consideration.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. The HMA board of directors selected Lazard as a financial advisor because of its qualifications, expertise and reputation in investment banking, mergers and acquisitions, and its expertise in advisory work in this sector.

UBS Opinion

On November 12, 2013, at a meeting of the HMA board of directors held to evaluate the proposed merger, UBS delivered to the HMA board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 12, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the merger consideration to be received by the holders of HMA common stock in the merger was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion to the HMA board of directors describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex E and is incorporated into this proxy statement by reference. Holders of HMA common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the HMA board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration from a financial point of view and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to HMA or the underlying business decision of HMA to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion, including the description of the information reviewed by UBS.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to HMA and CHS, including certain Wall Street consensus financial forecasts and estimates for each of HMA and CHS;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of HMA, prepared by the management of HMA;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of CHS prepared by the management of CHS;

•	reviewed certain publicly available estimates of synergies prepared by the management of CHS;

•	conducted discussions with members of the senior managements of HMA and CHS concerning the businesses and financial prospects of HMA and CHS;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain other mergers UBS believed to be generally relevant;

•	reviewed current and historical market prices of HMA common stock and CHS common stock;

•	considered certain pro forma effects of the merger on CHS’s financial statements;

•	reviewed the merger agreement;

•	reviewed the CVR agreement;

•	reviewed the Registration Statement on Form S-4 of CHS, filed with the SEC on September 25, 2013; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the HMA board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the HMA board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of HMA or CHS, including any valuation of the CVR portion of the merger consideration, in particular, and was not furnished with any such evaluation or appraisal. UBS expressed no view or opinion as to, nor did UBS make any assessment of the status of, any litigation or investigations involving HMA or CHS (including the Existing Litigation (as defined in the CVR agreement)) and its analysis excluded the effects of any such litigation or investigations. With respect to the financial information and other data of HMA and CHS referred to above, UBS assumed, at the direction of the HMA board of directors, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future financial performance of their respective company; provided, however, that such financial forecasts and estimates for HMA excluded the effects of any pending or threatened litigation or investigation, or any potential settlements thereof. With respect to the synergies referred to above, UBS assumed, at the direction of the HMA board of directors, that they were reasonably prepared on a basis reflecting reasonable estimates and judgments as to such future synergies. With respect to the pro forma effects referred to above, UBS assumed, at the direction of the HMA board of directors that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of HMA and CHS as to such pro forma effects, given the estimated synergies reflected therein. In addition, UBS assumed, with the approval of the HMA board of directors, that such financial forecasts and estimates, including synergies, would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

UBS was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the CVR agreement or any related documents or the form of the merger, including any views regarding the terms of the CVR or value of the CVR consideration, other than UBS’ opinion with respect to the merger consideration to the extent expressly specified in its opinion. The merger agreement was executed prior to the retention of UBS by HMA and UBS did not participate in the negotiation of the merger agreement or the terms of the transactions contemplated by the merger agreement. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration. UBS expressed no opinion as to what the value of CHS common stock or the CVRs would be when issued pursuant to the merger or the prices at which CHS common stock, HMA common stock or the CVRs would trade at any time. In rendering its opinion, UBS assumed, with the consent of the HMA board of directors, that (i) the parties to the merger agreement and the CVR agreement would comply with all material terms of such agreements and (iii) the merger would be consummated in accordance with the terms of such agreements without any adverse waiver or amendment of any material term or condition of such agreements. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on HMA, CHS or the merger. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with HMA from any party. Except as described above, HMA imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the HMA board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analyses of HMA and CHS and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to HMA, CHS or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of HMA and CHS provided by HMA and CHS, or derived from public sources, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of HMA and CHS. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the HMA board of directors on November 12, 2013 in connection with its opinion relating to the merger. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of “HMA Financial Analyses” described below, the term “implied per share value of the merger consideration” refers to the $13.39 implied per share value of the merger consideration, based on the per share cash portion of the merger consideration of $10.50, and the implied per share stock portion of the merger consideration of approximately $2.89, using the closing price of CHS common stock on November 8, 2013 of the stock portion of the merger consideration of 0.06942 of a share of CHS common stock. As noted above, UBS did not value the CVR portion of the merger consideration.

For purposes of its analyses, UBS reviewed a number of financial and operating metrics, including:

•	Enterprise Value, defined as equity value (calculated as the value of the company’s outstanding equity securities based on the company’s closing stock price as of a specified date), plus debt, including capitalized lease obligations, at book value, less cash and cash equivalents (“net debt”), plus preferred stock at liquidation value and minority interests at book value, as of a specified date; and

•	EBITDA, defined as earnings before interest, taxes, depreciation, amortization, adjusted for certain one-time or non-recurring items.

Unless the context indicates otherwise, (a) per share amounts for HMA common stock were calculated (i) on a diluted basis, using the treasury stock method, based on shares, options and warrants outstanding as of September 30, 2013, as provided by the management of HMA, (ii) assuming HMA’s 3.75% Convertible Senior Subordinated Notes Due 2028 are settled using the net share settlement method, and (iii) assuming all restricted stock units and deferred shares are converted into HMA common stock, and (b) the Enterprise Value for HMA was based on (i) an estimated current net debt of $3.679 billion, as of September 30, 2013, (ii) minority interests of $283 million, including $272 million of redeemable equity securities.

Unless the context indicates otherwise, Enterprise Value for CHS was based on net debt of $9.405 billion and minority interest of $430 million including $367 million of redeemable equity securities as of September 30, 2013 and per share amounts for CHS common stock were calculated on a diluted basis, using the treasury stock method, based on shares outstanding and options and warrants exercisable as of September 30, 2013; all restricted stock units were assumed to be converted into CHS common stock.

HMA Financial Analyses

Selected Public Companies Analysis

UBS compared selected financial and stock market data of HMA with corresponding data of five publicly traded acute care hospital companies, whose operations UBS believed to be generally relevant to HMA’s for purposes of this analysis. UBS reviewed Enterprise Values of the selected companies based on closing stock prices on November 8, 2013, as multiples of estimated (i) EBITDA, and, to the extent publicly available, (ii) earnings per share (“EPS”), in each case, for calendar years 2013 and 2014. The list of selected companies, their respective Enterprise Values and the related multiples for such selected companies, together with the corresponding multiples implied for HMA, based on each of (i) HMA consensus estimates and the closing price of HMA common stock on November 8, 2013, (ii) HMA management estimates and the closing price of HMA common stock on November 8, 2013, (iii) HMA consensus estimates and the implied per share value of the merger consideration, and (iv) HMA management estimates and the implied per share value of the merger consideration, is set forth below. Estimated financial data for the selected companies (and HMA consensus estimates) were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for HMA management estimates were based on the October Base Case (see “The Merger – Certain Unaudited HMA Forecasts – October HMA Forecasts”).

	Enterprise Value ($mm)	Enterprise Value as a Multiple of EBITDA		Common Stock Price as a Multiple of EPS
		2013E	2014E	2013E	2014E
Hospitals, Urban
HCA Holdings	50,136	7.8x	7.3x	13.7x	11.8x
Tenet Healthcare Corporation[1]	14,591	8.3x	7.7x	Nm	14.4x
Universal Health Services	11,728	9.2x	8.6x	17.4x	15.3x

Hospitals, Non-Urban / Rural
Community Health Systems	13,806	7.4x	6.7x	14.3x	10.6x
LifePoint Hospitals	3,972	7.4x	6.7x	17.6x	15.4x

Mean		8.0x	7.4x	15.8x	13.5x
Median		7.8x	7.3x	15.8x	14.4x
HMA—Consensus	7,268	8.7x	7.8x	22.1x	17.0x
HMA—Management	7,268	9.1x	9.8x	26.5x	49.4x
HMA at Merger Consideration—Consensus	7,522	9.0x	8.0x	23.7x	18.2x
HMA at Merger Consideration—Management	7,522	9.4x	10.1x	28.5x	52.9x

[1]	Tenet Healthcare Corporation data is pro forma for acquisition of Vanguard Health Systems Inc. (“Vanguard”); 2013 net income and EPS consensus estimates, pro forma for the acquisition of Vanguard, were not available.

UBS then noted that: (i) for the calendar year 2013, HMA—Consensus, HMA— Management and HMA at Merger Consideration—Consensus estimates for Enterprise Value as a multiple of EBITDA were above the mean and median, but below the high multiple; (ii) for the calendar year 2013, HMA at Merger Consideration—Management estimates for Enterprise Value as a multiple of EBITDA were above the high multiple; (iii) for the calendar year 2014, the HMA—Consensus and HMA at Merger Consideration—Consensus estimates for Enterprise Value as a multiple of EBITDA were above the mean and median, but below the high multiple; (iv) for the calendar year 2014, the HMA—Management and HMA at Merger Consideration—Management estimates for Enterprise Value as a multiple of EBITDA were both above the high multiple; (v) for the calendar years 2013 and 2014 the HMA—Consensus, HMA—Management, HMA at Merger Consideration—Consensus and HMA at Merger Consideration—Management were all above the high multiple for EPS.

Selected Transactions Analysis

UBS reviewed publicly available information relating to six selected transactions involving acute care hospital companies, whose operations UBS believed to be generally relevant to HMA’s for purposes of this analysis. UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus net debt, preferred stock at liquidation value and minority interests at book value, as multiples of, to the extent publicly available, EBITDA (or estimated EBITDA, as the case may be) for the (i) latest 12 month period for which financial information was publicly available at the announcement date of the relevant transaction (“LTM”), (ii) latest nine month period for which financial information was publicly available at the announcement date of the relevant transaction, together with the immediately following three month period (“3QA + 1QE”), and (iii) 12 month period immediately following LTM (“NTM”). The list of selected transactions, and the related multiples for such selected transactions, together with the corresponding multiples implied for HMA, based on the implied per share value of the merger consideration and each of (i) HMA Wall Street research estimates and (ii) HMA management estimates, is set forth below. Estimated financial data for the selected transactions (and HMA Wall Street research estimates) were based on certain publicly available research analysts’ for which (i) quarterly projected financial information was available and (ii) such estimates were most closely aligned with consensus annual estimates, public filings and other publicly available information available at the time of the announcement of the relevant transaction. Estimated financial data for HMA management estimates were based on the October Base Case (see “The Merger – Certain Unaudited HMA Forecasts – October HMA Forecasts”). Transaction value for the merger is based on CHS common stock closing price on November 8, 2013.

Announcement Date	Acquiror	Target	Transaction Value ($mm)	Transaction Value as a Multiple of:
				LTM EBITDA	3QA + 1QE EBITDA	NTM EBITDA
6/24/2013	Tenet Healthcare	Vanguard Health Systems Inc.(1)	4,254	7.7x	7.7x	7.8x
3/19/2007	Community Health Systems	Triad Hospitals	6,786	9.8x	9.9x	8.7x
7/24/2006	Bain Capital, KKR, Merrill Lynch	HCA	33,090	7.8x	7.9x	7.6x
8/16/2004	LifePoint Hospitals	Province Healthcare(3)	1,715	12.2x	11.9x	10.0x
7/23/2004	Blackstone	Vanguard Health Systems Inc.	1,764	10.2x	9.3x	n/a	(2)
5/5/2004	Texas Pacific Group	Iasis Healthcare	1,314	8.0x	7.7x	n/a	(2)
All Transactions—Mean				9.3x	9.0x	8.5x
All Transactions—Median				8.9x	8.6x	8.2x
3 Most Recent Transactions—Mean				8.4x	8.5x	8.0x
3 Most Recent Transactions—Median				7.8x	7.9x	7.8x
Merger—Wall Street Research			7,522	10.0x	9.2x	7.6x
Merger—Management			7,522	10.0x	9.4x	10.1x

(1)	Includes impact of HITECH incentive payments.
(2)	Denotes not available.
(3)	Transaction value based on LifePoint Hospitals’ closing stock price on last day prior to announcement of transaction.

UBS then noted that: (i) Merger—Wall Street Research and Merger—Management estimates for LTM EBITDA and 3QA + 1QE were above the high multiple for the three most recent transactions, and above the overall mean and median, but below the high overall multiple; (ii) Merger—Wall Street Research estimates for NTM EBITDA were below the mean and median for the three most recent and overall transactions, and were equal to the low for the three most recent and overall transactions; and (iii) Merger—Management estimates for NTM EBITDA were above high multiples for the three most recent and overall transactions.

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of HMA using the October Base Case (see “The Merger – Certain Unaudited HMA Forecasts – October HMA Forecasts”). UBS calculated a range of implied present values (as of September 30, 2013) of the standalone unlevered, after-tax free cash flows that HMA was forecasted to generate from the fourth quarter of 2013 through calendar year 2018, and of terminal values for HMA based on HMA’s calendar year 2018 estimated EBITDA. Implied terminal values were derived by applying to HMA’s calendar year 2018 estimated EBITDA a range of LTM estimated EBITDA terminal value multiples of 7.0x to 8.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.5% to 8.0%, based on HMA’s estimated weighted average cost of capital using the capital asset pricing model. The discounted cash flow analysis resulted in a range of implied present values of approximately $4.35 to $8.13 per outstanding share of HMA common stock, as compared to the $13.39 implied per share value of the merger consideration.

CHS Financial Analyses

Selected Public Companies Analysis

UBS compared selected financial and stock market data of CHS with corresponding data of the selected acute care hospital companies referred to above under “HMA Financial Analyses – Selected Public Companies Analysis”, except that UBS substituted CHS consensus financial and stock market data for that of HMA.

UBS reviewed Enterprise Values of the selected companies based on closing stock prices on November 8, 2013, as multiples of estimated (i) EBITDA, and, to the extent publicly available, (ii) EPS, in each case, for calendar years 2013 and 2014. The related mean and median multiples for such selected companies, together with the corresponding multiples implied for CHS, based on the closing price of CHS common stock on November 8, 2013 and each of (i) CHS consensus estimates and (ii) CHS management estimates, are set forth below. Estimated financial data for the selected companies (and CHS consensus estimates) were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for CHS management estimates were based on information provided by CHS management.

	Enterprise Value as a Multiple of EBITDA		Common Stock Price as a Multiple of EPS
	2013E	2014E	2013E	2014E
Mean	8.2x	7.6x	16.2x	14.2x
Median	8.0x	7.5x	17.4x	14.8x
CHS—Consensus	7.4x	6.7x	14.3x	10.6x
CHS—Management	7.2x	6.3x	14.1x	9.7x

UBS then noted that for the calendar years 2013 and 2014: (i) CHS—Consensus and CHS—Management estimates for Enterprise Value as a multiple of EBITDA were below or equal to the low Enterprise Value multiple, (ii) for calendar year 2013, CHS—Consensus and CHS—Management estimates for common stock price as a multiple of EPS were below the mean and median, but above the low multiples for the selected acute care hospital companies and (iii) for calendar year 2014, CHS—Consensus and CHS—Management estimates for common stock price as a multiple of EPS were below the low multiples for the selected acute care hospital companies.

Pro Forma Accretion/Dilution Analysis

UBS reviewed the potential pro forma effect of the merger on CHS’s calendar years 2014 and 2015 estimated EPS, on a fully diluted basis, after taking into account the midpoint of the potential synergies announced by CHS’s management to result from the merger of $165 million. Estimated financial data for HMA were based on the October Base Case (see “The Merger – Certain Unaudited HMA Forecasts – October HMA Forecasts”). Estimated financial data for CHS management estimates were based on information provided by CHS management, together with the “Unaudited Pro Forma Condensed Combined Financial Information” discussed above (as estimated as of June 30, 2013), except that UBS (i) calculated the purchase price for HMA based on the CHS common stock closing price on November 8, 2013; (ii) assumed 40% of synergies are realized in 2014 and 80% in 2015; and (iii) assumed an effective tax rate for CHS of 33%. Based on the implied per share value of the merger consideration as described above, this analysis indicated that:

•	the merger could be as much as 29.7% dilutive to CHS’s calendar year 2014 estimated EPS; and

•	the merger could be as much as 19.9% dilutive to CHS’s calendar year 2015 estimated EPS.

Actual results may vary from projected results and the variations may be material.

Other Information

UBS also noted for the HMA board of directors certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following analyses:

Historical Trading Analysis for HMA

UBS reviewed certain historical stock price information based on closing stock price information over certain periods during the one year period ended November 8, 2013, for HMA. This review indicated the historical stock price information and corresponding implied premium or discount to holders of HMA common stock of the merger consideration:

Trading Period Prior to November 8, 2013	Stock Price ($)	Implied Premium/(Discount) (%) at $13.39
3 month average	12.87	4.0%
6 month average	13.51	(0.9%)
52 week high	16.94	(21.0%)
52 week low	7.37	81.6%
Stock Price as of November 8, 2013	12.48	7.3%

Historical Trading Analysis for CHS

UBS reviewed certain historical stock price information based on closing stock price information over certain periods during the one year period ended November 8, 2013, for CHS. This review indicated the historical stock price information and corresponding implied premium or discount to holders of CHS common stock of the merger consideration:

Trading Period Prior to November 8, 2013	Stock Price ($)	Implied Premium/(Discount) (%) to Current
3 month average	41.71	0.3%
6 month average	44.00	5.8%
52 week high	51.18	23.1%
52 week low	27.83	(33.1%)
Stock Price as of November 8, 2013	41.58	n/a

Miscellaneous

Under the terms of UBS’ engagement, HMA agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee of $2,500,000, $500,000 of which was payable upon retention of

UBS, and $2,000,000 of which became payable in connection with UBS’ completion of work relating to its opinion. In addition, HMA agreed to reimburse UBS for certain of its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the two years prior to the issuance of its opinion, UBS has not provided investment banking services to HMA or CHS unrelated to the merger. UBS has, in such two year period, provided investment banking services to Glenview in connection with Glenview’s consent solicitation that replaced the HMA board of directors in August 2013, for which UBS received compensation. In addition, UBS or an affiliate may participate in a financing for CHS in connection with the financing of the merger, for which UBS or an affiliate would expect to receive compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of HMA and CHS, and, accordingly, may at any time hold a long or short position in such securities. The HMA board of directors selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with HMA and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Unaudited HMA Forecasts

Although HMA periodically may issue limited guidance to investors concerning its expected financial performance, HMA does not as a matter of course publicly disclose detailed financial projections. However, in connection with the negotiation of the merger, HMA management provided to the HMA board of directors, HMA’s financial advisor and CHS and its financial advisors certain non-public financial forecasts for the years ended December 31, 2013 through December 31, 2018, which are referred to as the “June/July Base Case.” In addition, HMA provided to its financial advisor and CHS a separate upside case of such financial forecasts that reflected an assumption that there would be operational improvements, which are referred to as the “June/July Upside Case.” The June/July Base Case and the June/July Upside Case are collectively referred to as the “June/July HMA Forecasts.” Subsequent to the replacement of the prior HMA board of directors via Glenview’s consent solicitation, and in connection with the new HMA board of director’s evaluation of the merger, HMA management provided the new HMA board of directors, together with Lazard and UBS with updated non-public financial forecasts for the years ended December 31, 2013 through December 31, 2018, which are referred to as the “October Base Case.” HMA management further provided to its financial advisors and CHS an updated upside case of such financial forecasts that reflected an assumption regarding continued acquisition activity, which is referred to as the “October Upside Case.” The October Base Case and the October Upside Case are collectively referred to as the “October HMA Forecasts,” together with the June/July Forecasts, the “HMA Forecasts.” At the direction of the HMA board of directors, HMA’s financial advisors, Lazard and UBS utilized the October Base Case with respect to the anticipated future performance of the Company for purposes of their financial analyses. HMA management reviewed the June/July HMA Forecasts with the prior HMA board of directors to assist in its evaluation of the strategic rationale for the merger and reviewed the October Forecasts with the new HMA board of directors in connection with its evaluation of the merger.

While the HMA Forecasts are being included in this proxy statement/prospectus, the HMA Forecasts were not prepared with a view toward public disclosure, complying with the published guidelines of the SEC regarding projections and the use of non-GAAP measures or complying with the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of “prospective financial information.” In the view of HMA management, the June/July HMA Forecasts were prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of HMA management and the October HMA Forecasts were prepared on a reasonable basis reflected the best currently available estimates and judgments of HMA management. The inclusion of the HMA Forecasts in this proxy statement/prospectus should not be regarded as an indication that HMA or any other recipient of this information considered, or now considers, this information to be necessarily predictive of actual future results, and does not constitute an admission or representation by any person that such information is material and readers are cautioned not to place undue reliance on the prospective financial information.

The HMA Forecasts are unaudited. This prospective financial information has been prepared by, and is the responsibility of, HMA’s management. Ernst & Young LLP, referred to as E&Y, has neither examined, compiled, nor performed any procedures with respect to the prospective financial information and, accordingly, E&Y does not express an opinion or any other form of assurance with respect thereto or their achievability. E&Y assumes no responsibility for, and disclaims any association with, the prospective financial information. E&Y’s report included in HMA’s 2012 Annual Report on Form 10-K/A incorporated by reference herein relates to HMA’s historical financial information, does not extend to the prospective financial information and should not be read to do so.

June/July HMA Forecasts

The June/July HMA Forecasts:

•	were based upon numerous assumptions, as further described below, many of which are beyond the control of HMA and may not prove to be accurate;

•	were originally prepared during the course of June 2013 through July 2013;

•	do not necessarily reflect current estimates or assumptions management of HMA may have about prospects for HMA’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the June/ July HMA Forecasts will be achieved.

The key assumptions underlying the June/July HMA Forecasts include:

•	steady same-hospital revenue growth rate of 2% per year;

•	$300 million of annual revenues acquired per year (revenues from acquisitions becoming same hospital revenues after twelve months);

•	EBITDA margins before meaningful use and net impact of healthcare reform remain at approximately existing levels;

•	incremental impact of healthcare reform was added to EBITDA; and

•	capital expenditures of approximately 5% to 6% of net revenue.

The following information was included in the June/July HMA Forecasts:

June/July Base Case

	2013	2014	2015	2016	2017	2018
($ in millions)
Net Revenues	5,932	6,448	6,841	7,251	7,682	8,130
EBITDA (1)	926	1,076	1,081	1,100	1,145	1,208
Unlevered Free Cash Flow (2)	196	186	152	136	141	160

June/July Upside Case

	2013	2014	2015	2016	2017	2018
($ in millions)
Net Revenues	5,932	6,453	6,848	7,259	7,692	8,142
EBITDA (1)	926	1,112	1,131	1,164	1,223	1,300
Unlevered Free Cash Flow (2)	196	209	183	177	191	219

(1)	EBITDA is defined as earnings before interest and other (expense) income, taxes, depreciation, amortization and stock compensation expense. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating earnings or net earnings as a measure of operating performance or cash flows or as a measure of liquidity.
(2)	Free cash flow is defined as tax affected earnings before interest and taxes, plus depreciation, amortization and any change in net working capital less capital expenditures and acquisition payments. Free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating cash flows or as a measure of liquidity. Free cash flow does not include the impact of any potential synergies or costs related to the merger.

October HMA Forecasts

The October HMA Forecasts:

•	were based upon numerous assumptions, as further described below, many of which are beyond the control of HMA and may not prove to be accurate;

•	were originally prepared during the course of October 2013;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the October HMA Forecasts will be achieved.

The key assumptions underlying the October HMA Forecasts include:

•	steady same-hospital revenue growth rate of 1.5% per year;

•	$100 million of annual revenues acquired per year, starting in 2015 (revenues from acquisitions becoming same hospital revenues after twelve months) and no incremental revenue or EBITDA from acquisitions in 2014;

•	no expected favorable impact of the reinstatement into the Blue Cross Blue Shield network in Mississippi or any resolution to the ongoing dispute with Blue Cross Blue Shield over claimed underpayments;

•	EBITDA margins before meaningful use and net impact of healthcare reform remain at approximately existing levels and no recoupment of any meaningful use incentive payments in connection with the re-enrollment of the 11 hospitals for which the incentives were returned to Centers for Medicare and Medicaid Services during the 4th quarter of 2013;

•	no incremental impact of healthcare reform; and

•	capital expenditures of approximately 5% to 6% of net revenue.

The following information was included in the October HMA Forecasts:

October Base Case

	2013	2014	2015	2016	2017	2018
($ in millions)
Net Revenues	5,864	5,983	6,255	6,531	6,814	7,105
EBITDA (1)	800	743	772	791	840	902
Unlevered Free Cash Flow (2)	n/a	239	175	154	180	222

October Upside Case

	2013	2014	2015	2016	2017	2018
($ in millions)
Net Revenues	5,864	5,983	6,255	6,531	6,881	7,240
EBITDA (1)	800	743	772	791	851	925

(1)	EBITDA is defined as earnings before interest and other (expense) income, taxes, depreciation and amortization, adjusted for certain one-time or non-recurring items. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating earnings or net earnings as a measure of operating performance or cash flows or as a measure of liquidity.
(2)	Free cash flow is defined as tax affected earnings before interest and taxes, plus depreciation, amortization and any change in net working capital less capital expenditures and acquisition payments. Free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating cash flows or as a measure of liquidity. Free cash flow does not include the impact of any potential synergies or costs related to the merger.

HMA cannot assure you that the HMA Forecasts will be realized or that its future financial results will not materially vary from the HMA Forecasts. The HMA Forecasts cover multiple years and such information by its nature becomes less predictive with each succeeding year.

The HMA Forecasts do not necessarily take into account any circumstances or events occurring after the date they were prepared. HMA does not intend to further update or revise the HMA Forecasts. The HMA Forecasts are forward-looking statements. For additional information on factors which may cause HMA’s actual future financial results to materially vary from the HMA Forecasts, see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 41 and 30, respectively.

Interests of Certain Persons in the Merger

In considering the information described in this proxy statement/prospectus, you should be aware that HMA’s executive officers and directors may have had economic interests in the merger that are or were different from, or in addition to, those of HMA stockholders generally. The HMA board of directors was aware of and considered those interests, among other matters, in reaching its decision to approve the merger agreement, the merger and the transactions contemplated by the merger agreement.

Equity and Performance Cash Awards Held by Executive Officers and Directors

Stock Options

Immediately prior to the effective time of the merger, each option to acquire shares of HMA common stock that is then outstanding, whether or not then vested, will be cancelled and terminated in exchange for the right to receive a number of shares of HMA common stock equal to the number of shares of HMA common stock subject to such stock option minus the number of shares of HMA common stock subject to such option which, when multiplied by the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, is equal to the aggregate exercise price of such option. Any shares of HMA common stock issued in respect of HMA stock options will be cancelled and converted into the right to receive the merger consideration at the effective time of the merger. In the event that the per share exercise price of any option to acquire shares of HMA common stock is equal to or greater than the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, then such option will be cancelled and terminated without payment.

Further, pursuant to the terms of HMA’s 1996 Executive Incentive Compensation Plan, during the 60-day period immediately following a change in control, such as the merger, each option holder is entitled to elect, in lieu of acquiring the shares of HMA common stock covered by each of his or her HMA stock options, to receive in cash the excess of (i) the highest fair market value per share of HMA’s common stock at any time during the 60-day period preceding and 60-day period following the “change in control” over (ii) the per share exercise price of each such option, multiplied by the number of shares of HMA common stock covered by such option; provided, however, that no option holder who is subject to Section 16 of the Exchange Act with respect to HMA at the time of the “change in control” shall be entitled to make such an election if the acquisition of the right to make such election would represent a non-exempt purchase by such option holder.

Restricted Stock Awards

Immediately prior to the effective time of the merger, each HMA restricted stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA restricted stock award that is subject to performance based vesting, that the performance goals are satisfied at a level of 100%) and will be treated in the merger as an outstanding share of HMA common stock, except that any merger consideration due with respect to a restricted stock award that was granted pursuant to HMA’s 2006 Outside Director Restricted Stock Award Plan will be paid in cash as required by the terms of such plan and the award agreements issued thereunder.

Deferred Stock Awards

Immediately prior to the effective time of the merger, each HMA deferred stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA deferred stock award that is subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and will be cancelled and exchanged for a number of shares of HMA common stock underlying such HMA deferred stock award so cancelled, which shares will be treated in the merger as outstanding shares of HMA common stock. Any dividend equivalent distributions that are accrued pursuant to the terms of any HMA deferred stock award that are unpaid as of the effective time of the merger will be paid in cash, without interest, to the holder thereof as promptly as practicable after the effective time of the merger.

Cash Awards

Immediately prior to the effective time of the merger, each HMA performance cash award that is then outstanding, whether or not then vested, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment. If there are performance criteria attached to the cash awards, the cash payment will be determined as if the applicable performance objectives had been achieved at a level of 100%.

On August 12, 2013, Glenview delivered written consents from HMA stockholders, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of the Glenview consent solicitation, on August 16, 2013, all of the incumbent HMA board members were removed and replaced by the Glenview nominees. Such event constituted a change in control pursuant to HMA’s 1996 Executive Incentive

Compensation Plan and 2006 Outside Director Restricted Stock Award Plan. As a result of such change in control and pursuant to the terms of HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan and the applicable award agreements, all of the outstanding and unvested equity and performance cash awards held by HMA’s executive officers and incumbent directors became vested. At such time an aggregate of approximately 7,279,000 shares of HMA common stock were subject to unvested HMA restricted stock and HMA deferred stock awards held by approximately 350 employees of HMA (including 1,093,207 shares subject to awards held by HMA’s executive officers and directors). In addition, approximately 440 employees of HMA held an aggregate of approximately $38,164,000 of HMA performance cash awards (including $3,402,074 held by executive officers and directors). Currently none of HMA’s executive officers or incumbent directors holds any vested equity or cash awards. However, each of the members of the new HMA board of directors has received a deferred stock award under HMA’s 1996 Executive Incentive Compensation Plan as part of HMA’s director compensation program.

Payments to HMA Executive Officers Contingent Upon the Merger

The descriptions below are summaries of the material terms of agreements that HMA has with its executive officers, including its named executive officers, which are qualified in their entirety by the actual agreements, copies of which have been filed with the SEC.

Executive Change in Control Retention Bonus and Severance Plan

Each of HMA’s executive officers, other than Messrs. Starcher, Curry and Gillespie, participate in the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan, adopted August 6, 2013.

Retention Bonus. Upon the occurrence of a change in control (which includes the consummation of the merger) during the one year period commencing on July 29, 2013, each participant is eligible to receive a cash retention bonus equal to 50% of the participant’s base salary. Half of each participant’s retention bonus is payable immediately upon the consummation of a change in control and half of the retention bonus is payable six months following the consummation of such change in control, in each case, subject to continued employment by HMA until the payment date; provided that any unpaid portion of the retention bonus will be accelerated upon a termination of employment (1) by HMA without cause on or after HMA enters into a change in control agreement (which includes the merger agreement) but prior to the consummation of the change in control, or (2) by HMA without cause or by the participant for good reason on or following the date of a change in control.

Severance Protection. If a participant’s employment (1) is terminated by HMA without cause on or after HMA enters into a change in control agreement but prior to the consummation of the change in control, provided that the change in control agreement has not been terminated pursuant to its terms, or (2) is terminated by HMA without cause or by the participant for good reason on or within one year following the consummation of a change in control that occurs prior to July 29, 2014, the participant is entitled to a lump sum cash payment equal to two times the participant’s base salary and continued coverage and benefits under HMA’s medical, dental and life insurance plans for a period of two years following such participant’s termination.

Potential Section 280G Cutback. In the event that the amount of payments payable to a participant under the plan together with any payments payable under any other plan, program, arrangement or agreement maintained by HMA, in each case, with respect to which the participant is not entitled to a reimbursement or gross-up for excise taxes imposed under Section 4999 of the Code, would constitute a “parachute payment” within the meaning of Section 280G of the Code, such payments will be reduced by the minimum possible amount until no amount payable to the participant constitutes a “parachute payment”; provided, however, that no such reduction shall be made if the net after-tax payment (after taking into account Federal, state, local, or other income and excise taxes) to which the participant would otherwise be entitled without such reduction would be greater than the net after-tax payment (after taking into account Federal, state, local or other income and excise taxes) to the participant resulting from the receipt of such payments with such reduction.

Retention Letter

HMA has entered into a letter agreement with Steven E. Clifton, HMA’s Senior Vice President and General Counsel, on August 10, 2013 pursuant to which Mr. Clifton was awarded a retention bonus of $450,000. The retention bonus is payable as follows: (1) 50% within five days of the execution date of the retention letter; (2) 40% on or before December 31, 2013; (3) 10% upon the consummation of a change in control (which includes the consummation of the merger), subject to Mr. Clifton’s continued employment with HMA through the date of the change in control; provided that any unpaid portion of the retention bonus will be accelerated upon a termination of Mr. Clifton’s employment by HMA without cause.

Supplemental Executive Retirement Plan

Messrs. Newsome, Starcher, Farnham and Clifton participate in the Health Management Associates, Inc. Supplemental Executive Retirement Plan. Upon a change of ownership of HMA, such as the merger, each participant will become vested in his retirement benefit under the plan and the actuarial equivalent of each participant’s retirement benefit must either be deposited in a “rabbi trust” and/or paid to the participant in lump sum.

With respect to retirement benefits under the plan that are not subject to the requirements of Section 409A of the Code by reason of having been earned and vested as of December 31, 2004, the actuarial equivalent of such retirement benefits must be deposited in a “rabbi trust” and will become payable to the applicable participant in lump sum upon the participant’s subsequent termination of full-time employment for any reason; provided that if the change in ownership occurs after the participant’s normal retirement date (i.e., the later of attaining age 62 (or age 55 in the case of Mr. Newsome) or the fifth anniversary of the date upon which the participant commenced participation in the Supplemental Plan), then the actuarial equivalent of the participant’s retirement benefit is immediately payable in lump sum to the participant.

With respect to retirement benefits under the plan that are subject to the requirements of Section 409A of the Code, the treatment of the retirement benefits depends upon whether the change in ownership constitutes a change in control event under Section 409A of the Code. If the change in ownership constitutes a change in control event then the actuarial equivalent of such retirement benefits are required to be paid in lump sum to the applicable participants within ninety days following the change in ownership. If the change in ownership does not constitute a change in control event, then the actuarial equivalent of such retirement benefits must be deposited in a “rabbi trust” and become payable to the applicable participant in monthly installments beginning on the participant’s normal retirement date (i.e., the later of attaining age 62 (or age 55 in the case of Mr. Newsome) or the fifth anniversary of the date upon which the participant commenced participation in the Supplemental Plan) upon the participant’s subsequent separation from service within the meaning of Section 409A of the Code.

In the event of a change in ownership, HMA must also compensate each participant on an after-tax basis, for: (1) Medicare and FICA taxes; (2) the increase in the effective rate of federal and state income taxes resulting from the lump sum payment of the participant’s retirement benefit; and (3) any excise taxes with respect to payments made under the plan as a result of a change in ownership. If a participant is entitled to an accelerated lump sum payment under the plan then the tax reimbursement payment is payable to the participant in lump sum as soon as practicable following the change in ownership. If the participant is not entitled to an accelerated lump sum payment then the tax reimbursement payment is required to be deposited in the “rabbi trust” and will become payable when the participant is paid is paid the actuarial equivalent of his retirement benefit from the trust.

In the event that a participant engages in activities that are competitive with the business of HMA without the prior written consent of the HMA board of directors, then any retirement benefit payments due to the participant will cease and no further retirement benefits will be payable to the participant.

Letter Agreement

On November 5, 2013, HMA entered into a letter agreement with John Starcher setting forth the principle elements of the compensation Mr. Starcher will receive as the Interim President and Chief Executive Officer of HMA. In addition to setting forth Mr. Starcher’s base salary and eligibility to participate in HMA’s employee benefit plans (including the Supplemental Executive Retirement Plan), the letter agreement provides that Mr. Starcher will receive a cash bonus equal to $778,650, representing 125% of his blended 2013 base salary, in lieu of any annual bonus for the 2013 fiscal year, which became payable five business days after the letter agreement was executed. Further, in lieu of participating in the Executive Change in Control Retention Bonus and Severance Plan, the letter agreement provides that Mr. Starcher will receive (i) a retention bonus of $1,500,000, payable on December 26, 2013 and (ii) a retention bonus of $500,000, subject to the satisfaction of certain payment conditions. Such payment conditions are (i) the consummation date of a change in control, such as the merger, on or prior to July 29, 2014, subject to Mr. Starcher’s continued employment through such consummation date, or (ii) the termination of Mr. Starcher’s employment by HMA without cause or by Mr. Starcher for good reason before the earliest to occur of (A) the consummation date of a change in control, (B) six months following July 29, 2014 or (C) six months following the date that the merger agreement is terminated pursuant to its terms. One third of the first retention bonus is subject to repayment on an after-tax basis if the payment conditions are not satisfied.

The letter agreement also provides that in the event that Mr. Starcher’s employment is terminated by HMA without cause or by Mr. Starcher for good reason before the earliest to occur of (i) the consummation date of a change in control, (ii) six months following July 29, 2014 or (iii) six months following the date that the merger agreement is terminated pursuant to its terms, he will receive continued coverage and benefits under HMA’s medical, dental and life insurance plans for a period of two years following his termination of employment.

Separation Letters

Mr. Kerrin Gillespie resigned as Executive Vice President of Operations Finance of HMA, effective September 13, 2013. HMA entered into a separation letter with Mr. Gillespie, dated as of November 11, 2013, providing that in connection with his termination of employment and in exchange for a release of claims against HMA, he will receive (i) six months of base salary ($41,666.67 per month), payable in installments in accordance with ordinary payroll practices, (ii) payment of his car allowance and club dues (totaling $1,266.67 per month) for a period of six months, payable in installments in accordance with ordinary payroll practices, (iii) continuation of his and his dependents eligibility to participate in HMA’s health care benefits plans until December 31, 2013 and (iv) continuation of his life insurance coverage until December 31, 2013.

Mr. Kelly Curry, HMA’s former Executive Vice President and Chief Financial Officer, ceased employment with HMA effective as of September 13, 2013. HMA intends to enter into a separation agreement with Mr. Curry, which will, among other things, set forth the compensation, if any, to be provided to Mr. Curry pursuant to the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of HMA’s named executive officers may receive that is based on or that otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation. The “golden parachute” compensation payable to HMA’s named executive officers is subject to a non-binding advisory vote of HMA stockholders, as described under “Proposals Submitted to HMA Stockholders—Non-Binding Advisory Vote on Golden Parachute Compensation” beginning on page 71. Assuming that the merger qualifies as a change in control as defined in each applicable agreement and/or plan, that the merger is completed and the executive officers are terminated immediately following the effective time of the merger, assumed to be March 31, 2014, in a qualifying termination of employment and are entitled to full benefits available under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan, the executive officers would receive approximately the amounts set forth in the table below, based on a per share price of HMA common stock of $13.40, the average closing price per share of HMA common stock for the first five business days following the public announcement of the merger on July 30, 2013, as required pursuant to Item 402(t) of Regulation S-K. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Executive Officers	Cash (1)	Equity (2)	Pension / NQDC (3)	Perquisites/ Benefits (4)	Tax Reimburse- ment (5)	Total
John M. Starcher, Jr.	$1,000,000	$—	$1,661,728	$38,580	$67,271	$2,767,579
Interim President and Chief Executive Officer

Gary D. Newsome	$—	$—	$—	$—	$190,897	$190,897
Former President and Chief Executive Officer

Gary S. Bryant	$1,125,000	$—	$—	$38,580	$—	$1,163,580
Senior Vice President and Interim Chief Financial Officer

Kelly E. Curry	$—	$—	$—	$—	$—	$—
Former Executive Vice President and Chief Financial Officer

Robert E. Farnham	$1,062,500	$—	$1,791,390	$38,580	$72,520	$2,964,990
Senior Vice President—Finance

Kerrin E. Gillespie	$—	$—	$—	$—	$—	$—
Former Executive Vice President of Operations Finance

Steven E. Clifton	$1,170,000	$—	$1,550,055	$38,580	$62,750	$2,821,385
Senior Vice President and General Counsel

(1)	The cash payments to Messrs. Bryant, Farnham and Clifton consist of retention bonuses and severance payments payable pursuant to the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan. Half of each executive’s retention bonus is payable immediately upon the consummation of a change in control and half of the retention bonus is payable six months following the consummation of such change in control, in each case, subject to continued employment by HMA until the payment date; provided that any unpaid portion of the retention bonus will be accelerated upon a qualifying termination of employment. Each executive’s severance payment is payable in lump sum upon a qualifying termination of employment. In addition, with respect to Mr. Clifton, this amount shows the final $45,000 installment of the retention bonus payable pursuant to his retention letter. Mr. Clifton’s retention bonus is payable as follows: (a) 50% within five days of the execution date of the retention letter; (b) 40% on or before December 31, 2013; (c) 10% upon the consummation of a change in control, subject to Mr. Clifton’s continued employment with HMA through the date of the change in control; provided that any unpaid portion of the retention bonus will be accelerated upon a qualifying termination of employment. The first two installments of Mr. Clifton’s retention bonus are not included in the table above.

Mr. Curry was also a participant in the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan. Mr. Curry ceased employment with HMA effective as of September 13, 2013 and HMA intends to enter into a separation agreement with Mr. Curry which will, among other things, set forth the compensation, if any, to be provided to Mr. Curry pursuant to the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan. A maximum of $1,687,500 in cash payments may potentially be payable to Mr. Curry pursuant to such plan.

The cash payments to Mr. Starcher consist of the following retention bonuses payable pursuant to his letter agreement with HMA: (a) a retention bonus of $500,000, payable within ten business days following the occurrence of either a change in control or a qualifying termination of employment and (b) a retention bonus of $500,000, payable on December 26, 2013, which is subject to repayment on an after-tax basis if neither a change in control nor a qualifying termination of employment occurs. In addition, pursuant to his letter agreement with HMA, Mr. Starcher is entitled to receive the following payments which are not included in the table above: (x) a cash bonus of $778,650, representing 125% of his blended 2013 base salary, in lieu of any annual bonus for the 2013 fiscal year, payable within five business days after the letter agreement was executed and (y) a retention bonus of $1,000,000, payable on December 26, 2013.

Mr. Gillespie resigned from HMA effective as of September 13, 2013.

Each of the cash payments described above are “single trigger”, other than the severance payments pursuant to the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan, which are “double trigger”. The estimated amount of the cash payments for each named executive officer is as follows:

•	Mr. Starcher: $1,000,000 in retention bonuses under Mr. Starcher’s Letter Agreement.
•	Mr. Bryant: (1) $225,000 retention bonus under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan and (2) $900,000 severance payment under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan.
•	Mr. Farnham: (1) $212,500 retention bonus under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan and (2) $850,000 severance payment under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan.
•	Mr. Clifton: (1) $225,000 retention bonus under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan, (2) $45,000 retention bonus under Mr. Clifton’s retention letter and (3) $900,000 severance payment under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan.
(2)	None of HMA’s named executive officers currently hold any unvested equity awards. All of the equity awards held by HMA’s named executive officers vested upon the removal and replacement of all of the incumbent HMA board members by the Glenview nominees on August 16, 2013 as described under “Equity and Performance Cash Awards Held by Executive Officers and Directors” on page 120. However, pursuant to the terms of HMA’s 1996 Executive Incentive Compensation Plan, during the 60-day period immediately following a change in control, such as the merger, each option holder is entitled to elect, in lieu of acquiring the shares of HMA common stock covered by each of his or her HMA stock options, to receive in cash the excess of (i) the highest fair market value per share of HMA’s common stock at any time during the 60-day period preceding and 60-day period following the “change in control” over (ii) the per share exercise price of each such option, multiplied by the number of shares of HMA common stock covered by such option; provided, however, that no option holder who is subject to Section 16 of the Exchange Act with respect to HMA at the time of the “change in control” shall be entitled to make such an election if the acquisition of the right to make such election would represent a non-exempt purchase by such option holder.
(3)	With respect to Messrs. Starcher, Farnham and Clifton these amounts represent the actuarial equivalent of the “single trigger” retirement benefits that vest upon the occurrence of a change in ownership of HMA under the Health Management Associates, Inc. Supplemental Executive Retirement Plan. Mr. Newsome was previously vested in his retirement benefit under the Health Management Associates, Inc. Supplemental Executive Retirement Plan. Mr. Newsome’s retirement benefit is valued at approximately $4,715,541 and is not included in the table above.

(4)	With respect to Messrs. Bryant, Farnham and Clifton these amounts represent the value of the “double trigger” medical, dental and life insurance coverage provided under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan for a period of two years following a qualifying termination of employment. Mr. Curry was also participant in the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan. Mr. Curry’s ceased employment with HMA effective as of September 13, 2013 and HMA intends to enter into a separation agreement with Mr. Curry which will, among other things, set forth whether Mr. Curry is entitled to medical, dental and life insurance coverage under the Health Management Associates, Inc. Executive Change in Control Retention Bonus and Severance Plan. The value of such coverage is estimated to be $38,580. With respect to Mr. Starcher this amount represents the value of the “double trigger” medical, dental life insurance coverage provided under his letter agreement for a period of two years following a qualifying termination of employment.
(5)	These amounts represent the value of the “single trigger” tax reimbursements that are required to be paid upon a change in ownership of HMA pursuant to the Health Management Associates, Inc. Supplemental Executive Retirement Plan for (a) Medicare and FICA taxes; (b) the increase in the effective rate of federal and state income taxes resulting from the lump sum payment of the executive’s retirement benefit; and (c) any excise taxes with respect to payments made under the Health Management Associates, Inc. Supplemental Executive Retirement Plan as a result of a change in ownership. These amounts do not take into account the value of any non-competition agreement or certain amounts that may be reasonable compensation either before or after the effective time of the merger, each of which may, in some cases, significantly reduce the amount of, or result in the elimination of, the tax reimbursement payments.

Board of Directors and Management of CHS after the Merger

The board of directors and executive officers of CHS are not expected to change in connection with the merger.

HMA Director Compensation

On September 8, 2013, the compensation committee of the HMA board of directors, together with its compensation consultant, reviewed HMA’s existing director compensation program. In order to recognize the effort and extraordinary time commitment of the new HMA board of directors in connection with, among other things, the ongoing government investigations involving HMA and the proposed merger with CHS, the compensation committee approved certain changes to HMA’s director compensation program. On September 20, 2013, the full board of directors approved the compensation program as recommended by the compensation committee, the key terms of which are summarized below.

Maintaining Current Program for Directors

The Company will maintain the current program for directors, which provides:

•	a quarterly retainer of $15,000 for each director (pro-rated for 2013 board service);

•	an annual retainer of $5,000 for the chairman of each of the audit committee, compensation committee, and governance committee (pro-rated for 2013 board service);

•	$5,000 for each board meeting;

•	$3,000 for each audit committee meeting;

•	$2,000 for each governance committee meeting;

•	$2,000 for each compensation committee meeting;

•

a deferred stock award granted each January 1 under the EICP valued at $145,000 on the grant date. For service during fiscal 2013, each director will receive 4,233 shares of deferred stock under the EICP valued at approximately $54,817 as of August 16, 2013. Deferred stock awarded to directors under the EICP vests on a pro rata basis over a four-year period, subject to the director’s continuous service on the board during such period. The deferred stock awards may be settled in cash. Pursuant to the terms of the merger agreement, each HMA deferred stock award that is then outstanding, including the deferred stock awards granted to each director, will vest in full immediately prior to the effective time of the merger and will be cancelled and exchanged for a number of shares of HMA common stock underlying such HMA deferred stock award so cancelled, which shares will be treated in the merger as outstanding shares of HMA common stock; and

•	an annual retainer of $200,000 (paid in 24 installments) for non-executive chairman of the board (pro-rated for 2013 board service).

Members of the newly-formed compliance and quality committee will receive $3,000 for each compliance and quality committee meeting attended and the chairman of the committee will receive an annual retainer of $5,000 (pro-rated for 2013 board service).

One-Time Cash Payment

To recognize efforts and extraordinary time commitments on the part of directors to establish the completely new board, the following one-time cash payments will be made:

•	$25,000 for non-chairman directors;

•	$50,000 for committee chairmen on the compensation and governance committees;

•	$100,000 for committee chairmen on the audit and compliance and quality committees; and

•	$100,000 for the non-executive chairman.

Special Retainer for Non-Executive Chairman

To recognize Mr. Shulman’s efforts and extraordinary time commitments as non-executive chairman, Mr. Shulman will receive, in addition to the fees described above, $350,000 per month for his service as HMA’s non-executive chairman through the closing date of the merger.

Regulatory Approvals

Under the antitrust or competition laws of the United States, CHS and HMA cannot complete the merger until they file certain required notifications and report forms with the relevant antitrust or competition governmental entities and, where applicable, receive clearance (including the expiration or termination of applicable waiting periods) from such governmental entities to complete the merger. CHS and HMA are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the merger other than those described below. If additional approvals, consents and filings are required to complete the merger, CHS and HMA intend to seek such consents and approvals and make such filings. Although CHS and HMA believe that they will receive the required consents and approvals described below to complete the merger, CHS and HMA cannot give any assurance as to the timing of these consents and approvals or as to CHS’s and HMA’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that CHS and HMA will obtain such consents or approvals on terms and subject to conditions satisfactory to CHS and HMA.

HSR Act

The merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain acquisitions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the FTC and until the waiting period has been terminated or has expired. The expiration or early termination of the HSR Act waiting period would not preclude the Antitrust Division of the DOJ or the FTC from challenging the merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed merger. Although the parties believe the completion of the merger will not likely be prevented by antitrust law, the Antitrust Division of the DOJ or the FTC may take a different position. If we do not complete the merger within twelve months after the expiration or early termination of the HSR Act waiting period, CHS and HMA will need to submit new information to the Antitrust Division of the DOJ and the FTC, and wait for the expiration or early termination of a new HSR Act waiting period before CHS and HMA could complete the merger.

On September 3, 2013, CHS and HMA filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. On September 30, 2013, the parties received a Request for Additional Information and Documentary Materials (referred to in this joint proxy statement/prospectus as a “second request”) from the FTC regarding the proposed transactions. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated sooner by the FTC. The parties are continuing to work cooperatively with the FTC in connection with this review.

Health Care Regulatory Approvals

Federal and state laws and regulations may require that HMA or CHS obtain approvals, consents or certificates of need from, file new license and/or permit applications with, and/or provide notice to, applicable governmental authorities in connection with the merger.

In addition, receipt of certain health care regulatory approvals are a condition to CHS’s obligation to close the merger. A condition to CHS’s obligation to close the merger is that HMA must have obtained a certificate of need from the West Virginia Health Care Authority with respect to HMA’s Williamson Memorial Hospital, solely to the extent such hospital is owned by HMA at the time of the closing date of the merger.

Listing of CHS Common Stock and CVRs; Deregistration of HMA Common Stock After the Merger

Pursuant to the merger agreement, CHS has agreed to use its reasonable best efforts to cause the shares of CHS common stock to be issued or reserved for issuance in the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger. CHS has also agreed to use its reasonable best efforts to cause the CVRs to maintain a listing for trading on the New York Stock Exchange or NASDAQ Capital Market, or if unable to be listed on the New York Stock Exchange or NASDAQ Capital Market, on another national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board, for so long as the CVRs remain outstanding. After the completion of the merger, CHS expects to deregister HMA common stock under the Exchange Act.

Exchange of Shares of HMA Common Stock

CHS will appoint an exchange agent for the payment of the merger consideration in exchange for shares of HMA common stock. Promptly after the effective time of the merger, CHS will mail or cause the exchange agent to mail to each holder of record of HMA common stock a letter of transmittal and instructions for effecting the surrender of stock certificates or uncertificated shares in exchange for the payment of the merger consideration described above to be made to the holder of such certificates or uncertificated shares. Upon surrender or transfer of shares of HMA common stock to the exchange agent, together with a properly completed letter of transmittal and such other evidence as the exchange agent may reasonably require, the holder of such shares will be entitled to receive the merger consideration for each share of HMA common stock. The exchange agent, the surviving corporation and CHS are entitled to deduct and withhold any applicable taxes from any merger consideration that would otherwise be payable.

After the effective time of the merger, each certificate that previously represented shares of HMA common stock will be cancelled and, subject to compliance with the procedures described above, exchanged for the merger consideration as described above under “—Effects of the Merger.”

Neither HMA nor CHS will be liable to holders of HMA common stock for any amount delivered to a public official under applicable abandoned property, escheat or similar laws.

HMA stockholders should not return their stock certificates with the enclosed proxy card and should not forward stock certificates to the exchange agent without a letter of transmittal.

Distributions with Respect to Unexchanged Shares of HMA Common Stock

A holder of HMA common stock will be entitled to receive dividends or other distributions on CHS common stock with a record date after the effective time of the merger, but only after such holder has surrendered its HMA common stock certificates and uncertificated shares. Any dividend or other distribution on CHS common stock with a record date after the effective time of the merger will be paid (1) at the time of surrender of the common stock certificate or uncertificated share, if the payment date is on or prior to the date of surrender and not previously paid, or (2) at the appropriate payment date, if the dividends or distributions have a payment date subsequent to such surrender.

Fractional Shares

CHS will not issue any fractional shares of CHS common stock in connection with the merger. Instead, each holder of HMA common stock who would otherwise be entitled to receive a fraction of a share of CHS common stock (after taking into account all shares of HMA common stock owned by such holder at the effective time of the merger) will receive cash (without interest) equal to such fractional amount multiplied by the closing price of a share of CHS common stock on the New York Stock Exchange on the last trading day immediately preceding the effective time of the merger.

Lost, Stolen or Destroyed Certificates

If an HMA common stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any merger consideration and, if required by CHS, may also be required to provide an indemnity bond (in such reasonable amount as may be directed by CHS) prior to receiving the merger consideration.

Appraisal Rights

Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to seek appraisal of your shares of HMA common stock and to receive payment for the fair value of your shares of HMA common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of HMA common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration per share that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. HMA stockholders who do not vote in favor of the proposal to adopt the merger agreement, who properly demand appraisal for their shares of HMA common stock in compliance with the provisions of Section 262 of the DGCL, or “Section 262,” and who hold of record shares of HMA common stock through the effective time of the merger and do not otherwise withdraw or lose the right to appraisal under Delaware law will be entitled to appraisal rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262, the full text of which appears in Annex F to this proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, when a merger agreement is to be submitted for adoption at a meeting of stockholders, the company submitting the matter to a vote of stockholders must notify the stockholders that appraisal rights will be available not less than twenty days before the meeting to vote on the transaction. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes HMA’s notice to its stockholders that appraisal rights are available in connection with the merger and the full text of Section 262 is attached to this proxy statement/prospectus as Annex F, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex F. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of HMA common stock, HMA believes that if a stockholder is considering exercising such rights, such stockholder should seek the advice of legal counsel.

If you wish to demand appraisal of your shares of HMA common stock, you must satisfy each of the following conditions: You must deliver to HMA a written demand for appraisal of your shares of HMA common stock before the vote is taken to approve the proposal to adopt the merger agreement, which must reasonably inform HMA of the identity of the holder of record of shares of HMA common stock who intends to demand appraisal of his, her or its shares of HMA common stock; and you must not vote or submit a proxy in favor of the proposal to adopt the merger agreement.

If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of HMA common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of HMA common stock. A holder of shares of HMA common stock wishing to exercise appraisal rights must hold of record the shares of HMA common stock on the date the written demand for appraisal is made and must continue to hold such shares of HMA common stock of record through the effective time of the merger, because appraisal rights will be lost if such shares of HMA common stock are transferred prior to the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement. Voting against or failing to vote for the proposal to adopt the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to adopt the merger agreement.

All demands for appraisal should be addressed to HMA’s Corporate Secretary, 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108, and must be delivered before the vote is taken to approve the proposal to adopt the merger agreement at the HMA special meeting. The demand must reasonably inform HMA of the identity of the stockholder and the intention of the stockholder to demand appraisal of the “fair value” of his, her or its shares of HMA common stock. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of HMA stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of HMA common stock is entitled to demand an appraisal of the shares registered in that holder’s name. Accordingly, to be effective, a demand for appraisal by a stockholder of HMA common stock must be made by, or in the name of, the record stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) or in the transfer agent’s records, in the case of uncertificated shares, should specify the stockholder’s mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the merger. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of HMA common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand with respect to those shares of HMA common stock. If you hold your shares of HMA common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of HMA common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of HMA common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, bank or other nominee, who holds shares of HMA common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of HMA common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of HMA common stock as to which appraisal is sought. Where no number of shares of HMA common stock is expressly mentioned, the demand will be presumed to cover all shares of HMA common stock held in the name of the record owner.

Within ten days after the effective time of the merger, the surviving corporation in the merger must give written notice of the effective date of the merger to each stockholder of the acquired corporation who has properly filed a written demand for appraisal and who did not vote in favor of the proposal to adopt the merger agreement. At any time within sixty days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the consideration specified by the merger agreement for that stockholder’s shares of HMA common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than sixty days after the effective time of the merger will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within sixty days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of HMA common stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such petition and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. In the event that the surviving corporation does not file such petition, it is the obligation of the holders of HMA common stock to initiate all necessary action to perfect their appraisal rights with respect to shares of HMA common stock within the time prescribed in Section 262. The failure of a stockholder to file such a petition within the period specified in Section 262 could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the merger, any stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement, will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of HMA common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after such written request has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of HMA common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within twenty days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of HMA common stock and with whom agreements as to the value of their shares of HMA common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of HMA common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of HMA common stock, the Delaware Court of Chancery will appraise the shares of HMA common stock, determining their fair value as of the effective time of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of HMA common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

Neither HMA nor CHS anticipates offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of HMA common stock is less than the per share merger consideration. In determining “fair value,” the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983), the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., 634 A.2d 345 (Del. 1993), the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware Courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of HMA common stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares of HMA common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of HMA common stock, other than with respect to payment as of a record date prior to the effective time of the merger. If no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder otherwise fails to perfect his or her appraisal rights, successfully withdraws or loses such holder’s right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder’s shares of HMA common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration pursuant to the merger agreement. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. In view of the complexity of Section 262 of the DGCL, HMA stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

Litigation Related to the Merger

On August 1, 2013, a putative shareholder class action styled Justtini Aliaga v. Health Management Associates, Inc., et al. (Civ No. 13-2288-CA (August 1, 2013)) was filed against HMA, its board of directors, CHS, and Merger Sub in the Circuit Court for the Twentieth Judicial Circuit in and for Collier County, Florida (the “Aliaga Action”). On August 5, 2013, a putative shareholder class action styled A. Joseph Margolis, et al. v. William J. Schoen, et al. (C.A. No. 8774-CS (August 5, 2013)) was filed against HMA, its board of directors, CHS, and Merger Sub in the Court of Chancery of the State of Delaware (the “Delaware Action”). Also on August 5, 2013, a putative shareholder class action styled Brian Lopriore v. Health Management Associates, Inc., et al. (Case No. 13-2307-CA (August 5, 2013)) was filed against HMA, its board of directors, CHS, and Merger Sub in the Circuit Court for the Twentieth Judicial Circuit in and for Collier County, Florida (the “Lopriore Action”). On August 8, 2013, a putative shareholder class action styled Lisa Copeland v. Health Management Associates, Inc., et al. (Case No. 13-2356-CA (August 8, 2013)) was filed against HMA, its board of directors, CHS, and Merger Sub in the Circuit Court for the Twentieth Judicial Circuit in and for Collier County, Florida (the “Copeland Action”). On August 13, 2013, a putative shareholder class action styled Alvin Smilow, Trustee for the Herman Smilow 2011 Irrevocable Trust v. Health Management Associates, Inc., et al. (Case No. 13-2371-CA (August 13, 2013)) was filed against HMA and its board of directors in the Circuit Court for the Twentieth Judicial Circuit in and for Collier County, Florida (the “Smilow Action,” together with the Aliaga Action, the Lopriore Action, and the Copeland Action, the “Florida Actions”). On October 29, 2013, the parties to the Florida Actions filed a stipulation and proposed order consolidating the Florida Actions and appointing lead plaintiffs’ counsel.

The Florida Actions and the Delaware Action generally allege that the HMA board of directors breached its fiduciary duties to HMA stockholders by, among other things, approving CHS’s proposed acquisition of HMA for allegedly inadequate consideration, following an allegedly unfair sale process that favored the interests of HMA’s board of directors and CHS over HMA’s stockholders, and that CHS and Merger Sub aided and abetted the HMA board of directors’ alleged breached of fiduciary duty. The Florida Actions and the Delaware Action further allege that HMA’s board of directors breached its fiduciary duties by agreeing to terms in the merger agreement that favor CHS and deter alternative bids. The Delaware Action additionally alleges that HMA’s board of directors breached its fiduciary duties by failing to disclose all material information relating to the proposed transaction. The Florida Actions and the Delaware Action seek, among other things, an injunction against the completion of CHS’s proposed acquisition of HMA and attorneys’ fees and expenses incurred in connection with the action. The Delaware Action, the Aliaga Action, and the Copeland Action also seek rescission of the merger agreement to the extent it has been implemented. The Aliaga Action additionally seeks an order directing HMA’s board of directors to commence a sales process in accordance with their fiduciary duties, and the Delaware Action and the Copeland Action seek an accounting from HMA’s board of directors to the plaintiffs for any damages. The Lopriore Action seeks imposition of a constructive trust in favor of plaintiff upon any benefits improperly received by defendants. Additionally, on November 14, 2013, plaintiff in the putative shareholder derivative action styled City of Haverhill Retirement System v. Dauten et al., originally filed in the United States District Court for the Middle District of Florida on January 22, 2013 (the “Haverhill Action”), filed an amended complaint asserting a putative class action claim against HMA’s former and current directors related to the proposed merger. Plaintiff in the Haverhill Action alleges, among other things, that former and current HMA directors violated their fiduciary duties by approving CHS’s proposed acquisition for inadequate consideration following an unfair sales process. The Haverhill Action seeks, among other things, an injunction preventing consummation of the merger, rescission of the merger to the extent it is consummated, damages, and costs and attorneys’ fees. HMA, CHS, and Merger Sub each believe that all allegations are without merit and intend to vigorously defend themselves against the allegations in these complaints.

Accounting Treatment of the Merger

The merger will be accounted for by CHS as a business combination under the acquisition method of accounting, in conformity with GAAP. Under the acquisition method of accounting, the assets and liabilities of HMA as of the effective time of the merger will be recorded by CHS at their respective fair values and added to those of CHS. Any excess of purchase price over the fair value of the net assets will be recorded as goodwill. HMA’s assets and liabilities and results of operations will be consolidated from the date of the merger.

Material U.S. Federal Income Tax Consequences

The following discussion is a general summary of the material U.S. federal income tax consequences of the exchange of the merger consideration for HMA common stock in the merger and the ownership of CHS common stock and CVRs received in the merger to U.S. holders and non-U.S. holders (in each case, as defined below). The following discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion does not address any non-income or other taxes or any foreign, state or local tax consequences.

The following is for general information purposes only and is not a substitute for careful tax planning and advice. HMA urges you to consult your own tax advisor as to the specific tax consequences to you of the merger and the ownership of CHS common stock and CVRs received in the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of HMA common stock in light of that holder’s particular circumstances and does not address holders subject to special rules (such as controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, non-U.S. holders that are engaged in the conduct of a United States trade or business, tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, persons subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, persons who hold HMA common stock as part of a hedging or conversion transaction or as part of a short-sale, straddle or other integrated investment, certain former citizens or residents of the United States, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such pass-through entities) or persons who acquired HMA common stock pursuant to the exercise of options or otherwise as compensation). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion applies only to a holder that holds its HMA common stock and CHS common stock and CVRs received in the merger as a “capital asset” (generally, property held for investment).

For purposes of this discussion, a “U.S. holder” is a beneficial holder of HMA common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of HMA common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds HMA common stock or CHS common stock and CVRs received in the merger, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding HMA common stock, and partners in such partnerships, should consult their own tax advisors regarding the particular tax consequences to them of the merger and the ownership and disposition of CHS common stock and CVRs received in the merger.

Tax Consequences to U.S. Holders

Exchange of Merger Consideration for HMA Common Stock

A U.S. holder’s receipt of the merger consideration in exchange for HMA common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of (a) the amount of cash received by such holder in the merger and (b) the fair market value, at the effective time of the merger, of the shares of CHS common stock and the CVRs received by such holder in the merger, and (2) such holder’s adjusted tax basis in the shares of HMA common stock exchanged therefor in the merger.

Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of HMA common stock immediately prior to the merger is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares (generally, shares purchased at the same time in the same transaction) of HMA common stock surrendered. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at a preferential U.S. federal rate. The deductibility of capital losses is subject to certain limitations. Each U.S. holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger. The installment method of reporting any gain from the exchange of the merger consideration for HMA common stock (including any gain attributable to receipt of a CVR) will not be available.

The U.S. holder’s tax basis in shares of CHS common stock or CVRs received in the merger will equal the fair market value of such shares or CVRs at the effective time of the merger and the holding period for such shares and CVRs will begin on the date immediately following the effective time of the merger.

Consequences of Holding CHS Common Stock

Distributions. Distributions to U.S. holders on CHS common stock received in the merger that are paid out of CHS’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as dividends for U.S. federal income tax purposes. Dividends received by individual U.S. holders with respect to CHS common stock generally should qualify as “qualified dividend income” eligible for a reduced tax rate so long as certain holding period requirements are met. Dividends paid on CHS common stock generally will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the U.S. holder’s shares of CHS common stock and, to the extent such distribution exceeds the adjusted basis in the U.S. holder’s shares of CHS common stock, as gain from the sale or exchange of such stock.

Gain on Sale or Other Disposition of CHS Common Stock. Upon the sale or other taxable disposition of CHS common stock received in the merger, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on such sale or taxable disposition and the U.S. holder’s adjusted tax basis in the shares of CHS common stock sold. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of CHS common stock sold is more than one year. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at a preferential U.S. federal rate. The deductibility of capital losses is subject to certain limitations.

Consequences of Holding CVRs

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, it is possible that the payment, if any, received with respect to a CVR, up to the amount of a holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of the holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR, or possibly another method of basis recovery may apply. Further, it is not clear whether the payment, if any, made with respect to a CVR may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. A holder who does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR until the holder’s right to receive the CVR payment terminates.

HMA and CHS have agreed, except to the extent any portion of a CVR payment is required to be treated as interest pursuant to applicable law, to treat the CVRs issued pursuant to the merger in respect of HMA common stock for all Tax purposes as consideration such HMA common stock and not to take any position to the contrary on any tax return or for other tax purposes except as required by applicable law. While the matter is not free from doubt, CHS intends to take the position that a U.S. holder should recognize capital gain as and to the extent the CVR payment, if any, (less any amounts treated as interest income, as described below) exceeds the U.S. holder’s adjusted tax basis in the CVR, and such gain should be long-term capital gain if the U.S. holder has held the CVR for more than one year. Although not entirely clear, a portion of the CVR payment, if due more than six months following the consummation of the merger with respect to a CVR (or an amount received on the sale or disposition of a CVR in respect of such portion), may constitute interest income (taxable as ordinary income) under the Code. CHS has agreed to determine the portion of any CVR payment required to be treated as interest for U.S. federal income tax purposes pursuant to Section 483 of the Code and the Treasury regulations promulgated thereunder. You should consult your own tax advisors regarding the portion of any CVR payment that may be required to be treated as interest income.

Upon a sale or other disposition of a CVR, a holder generally should recognize gain or loss equal to the difference between (1) the sum of the amount of any cash received upon such sale or exchange and the fair market value of any property received upon such sale or exchange (less any amount treated as interest income, as described above) and (2) the holder’s adjusted tax basis in the CVR. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder has held the CVR for more than one year. Although not entirely clear, it is possible that a portion of the amount received by a holder upon the sale or other disposition of a CVR may be treated as interest income (taxable as ordinary income).

The U.S. federal income tax treatment of the CVRs is not certain. Neither HMA nor CHS intends to seek a ruling from the IRS regarding the tax treatment of the CVRs and it is possible that the IRS might successfully assert that the payment, if any, with respect to, or sales or other dispositions of, the CVRs should be treated differently than described above. If the IRS were to so successfully assert, the amount, timing and character of income, gain or loss realized with respect to the CVRs may be materially different than described above. You should consult your tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of payments, if any, with respect to, and sales or other dispositions of, the CVRs.

Information Reporting and Backup Withholding

In general, payments received in connection with the exchange of HMA common stock in the merger, payments of dividends on, and proceeds of a disposition of, shares of CHS common stock received in the merger, and the payment, if any, under, and proceeds of a disposition of, CVRs received in the merger may be reported to the IRS. Backup withholding, currently at a rate of 28%, may apply with respect to such payments unless the U.S. holder receiving such a payment (1) is an exempt holder (generally, a corporation, tax-exempt organization, qualified pension or profit-sharing trust, individual retirement account, or nonresident alien individual who or which, when required, certifies as to his, her or its status) or (2) provides a certificate (generally on IRS Form W-9) containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Exchange of Merger Consideration for HMA Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of the merger consideration for HMA common stock in the merger unless:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain or income is attributable to the non-U.S. holder’s U.S. permanent establishment;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	in certain circumstances, HMA is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its HMA common stock, referred to herein as a holder’s “applicable period.”

A non U.S. holder that is subject to tax because gain realized upon the exchange of the merger consideration is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (or, if applicable, is attributable to such holder’s U.S. permanent establishment) will, unless an applicable tax treaty provides otherwise, generally be taxed at regular graduated U.S. federal income tax rates on the net gain or income derived from the merger, and in the case of a foreign corporation, may also be subject to the branch profits tax. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the taxable year that includes the effective time of the merger will be subject to a flat 30% tax on the gain derived from the exchange of merger consideration for HMA common stock, which may be offset by certain U.S.-source capital losses. HMA is uncertain whether it is or was a U.S. real property holding corporation during any non-U.S. holder’s applicable period. If HMA is or was a U.S. real property holding corporation at any time during a non-U.S. holder’s applicable period, and the HMA common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code), then (a) gain realized on a disposition of the HMA common stock pursuant to the Merger by a non-U.S. holder that does not and did not own (directly or by attribution) more than 5% of the outstanding HMA common stock at any time during such holder’s applicable period will not be subject to U.S. federal income tax, and (b) gain or loss recognized by a non-U.S. holder who owns or owned (directly or by attribution) more than 5% of the outstanding HMA common stock will be taxed as effectively connected income, discussed above except that the branch profits tax shall not apply to any such gain. HMA believes that the HMA common stock is “regularly traded on an established securities market.” If you are a non-U.S. holder of HMA common stock that owns or has owned more than 5% of all of the HMA common stock during your applicable period, we urge you to consult your tax advisor.

Consequences of Holding CHS Common Stock

Distributions. Subject to the discussions below of the FATCA legislation and backup withholding, in general, distributions to a non-U.S. holder with respect to shares of CHS common stock received in the merger that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of CHS’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of CHS common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of CHS common stock, as gain from the sale or exchange of such stock.

Gain on Sale or Other Disposition of CHS Common Stock. Subject to the discussions below of the FATCA legislation and backup withholding, in general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of CHS common stock received in the merger unless:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain or income is attributable to a non-U.S. holder’s U.S. permanent establishment;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	CHS is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its CHS common stock. CHS does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one in the future.

A non-U.S. holder that is subject to tax because gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of CHS common stock received in the merger is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (or, if applicable, is attributable to such holder’s U.S. permanent establishment) will, unless an applicable tax treaty provides otherwise, generally be taxed at regular graduated U.S. federal income tax rates on the net gain or income derived from the merger, and in the case of a foreign corporation, may also be subject to the branch profits tax. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of CHS common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by certain U.S.-source capital losses. If CHS is, has been or becomes a U.S. real property holding corporation within the meaning of Section 897 of the Code, gains from the disposition of CHS common stock may be treated as effectively connected with a trade or business in the United States, subject to tax on a net-income basis at applicable U.S. federal income tax rates (or lower applicable treaty rate) and may be subject to a 10% withholding tax.

Consequences of Holding Contingent Value Rights

As discussed above in “—Tax Consequences to U.S. Holders—Consequences of Holding CVRs,” there is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. HMA and CHS have agreed, except to the extent any portion of a CVR payment is required to be treated as interest pursuant to applicable law, to treat the CVRs issued pursuant to the merger in respect of HMA common stock for all Tax purposes as consideration for such HMA common stock and not to take any position to the contrary on any tax return or for other tax purposes except as required by applicable law. While the matter is not free from doubt, CHS intends to take the position that, subject to the discussions of the FATCA legislation and backup withholding below, a non-U.S. holder should not be subject to U.S. federal income tax on the payment, if any, received under or on the sale or disposition of a CVR except to the extent treated as interest income (as described below) or to the extent described above, as if the CVRs were CHS common stock, under “—Consequences of Holdings CHS Common Stock—Gain on Sale or Other Distribution of CHS Common Stock.” In addition, gain recognized by a non-U.S. holder that is corporation on a sale or other disposition of a CVR that is treated as effectively connected with such non-U.S. holder’s trade or business in the United States may be subject to a branch profits tax.

Although not entirely clear, a portion of the CVR payment, if due more than six months following the consummation of the merger with respect to a CVR (or an amount received on the sale or disposition of a CVR in respect of such portion), may constitute interest income as described above in “—Tax Consequences to U.S. Holders—Consequences of Holding CVRs.” Subject to the discussions of the FATCA legislation and backup withholding below, a non-U.S. holder generally should not be subject to U.S. federal income tax on any such interest income, provided that (1) the non-U.S. Holder does not, actually or constructively, own 10% or more of the combined voting power of all classes of CHS voting stock; (2) the non-U.S. Holder is not a controlled foreign corporation related to CHS, actually or constructively; and (3) either (a) the non-U.S. Holder provides to CHS or its paying agent an IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, that includes its name and address and that certifies its non-U.S. status in compliance with applicable law and regulations or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities and the CVRs in the ordinary course of its trade or business on behalf of the non-U.S. holder provides a statement to CHS or its agent under penalties of perjury in which it certifies that an IRS Form W-8BEN (or a suitable substitute form) has been received by it from the non-U.S. holder and provides a copy of such form to CHS or its agent. This certification requirement may be satisfied with other documentary evidence in the case of a CVR held in an offshore account or through certain foreign intermediaries.

The U.S. federal income tax treatment of the CVRs is not certain. Neither HMA nor CHS intends to seek a ruling from the IRS regarding the tax treatment of the CVRs and it is possible that the IRS might successfully assert that the payment, if any, with respect to, or sales or other dispositions of, the CVRs should be treated differently than described above. If the IRS were to so successfully assert, a non-U.S. holder’s U.S. federal income tax liability with respect to the CVRs may be materially different than described above. You should consult your tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of payment, if any, with respect to, and sales or other dispositions of, the CVRs.

Foreign Account Tax Compliance Act

United States legislation enacted in 2010 (“FATCA legislation”) generally imposes a withholding tax of 30% on dividends paid on CHS common stock and on the gross proceeds of a disposition of CHS common stock paid after December 31, 2012 to (i) a foreign financial institution (including, in certain circumstances, when acting as an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), and (ii) a foreign entity that is not a financial institution (including, in certain circumstances, when acting as an intermediary), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. Under newly issued guidance issued by the IRS, this withholding tax will only apply to (i) dividend income on CHS common stock that is paid after June 30, 2014 or (ii) gross proceeds from the sale or other disposition of CHS common stock paid after December 31, 2016. Investors are encouraged to consult with their tax advisors regarding the application of this legislation to CHS common stock.

The application of this FATCA legislation to the CVRs is unclear. While not free from doubt, CHS intends to take the position, based on the newly issued guidance issued by the IRS, that this withholding tax should not apply to the payment, if any, under or gross proceeds from the disposition of CVRs that are paid on or before December 31, 2016. Investors are encouraged to consult with their tax advisors regarding the application of this legislation to the CVRs.

Information Reporting and Backup Withholding

The amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder must be reported annually to the IRS and to each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Provided that a non-U.S. holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establishes an exemption, the non-U.S. holder will not be subject to backup withholding with respect to the receipt of the merger consideration in exchange for HMA common stock, dividend payments on, and proceeds from the disposition of, shares of CHS common stock received in the merger, and the payment, if any, under, and proceeds from the disposition of, CVRs received in the merger, unless CHS or CHS’s paying agent knows or has reason to know that the holder is a U.S. person. Additional rules relating to information reporting requirements and backup withholding with respect to the payments of proceeds from the exchange of HMA common stock in the merger and the sale or other disposition of shares of CHS common stock or CVRs are as follows:

•	if the proceeds are paid to or through the U.S. office of a broker, a non-U.S. holder generally will be subject to backup withholding and information reporting unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption;

•	if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or that has certain specified U.S. connections, a non-U.S. holder generally will be subject to information reporting (but generally not backup withholding) unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption; and

•	if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and does not have any of the specified U.S. connections, a non-U.S. holder generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of HMA common stock. HMA stockholders should consult their own tax advisors as to the particular tax consequences to them of the merger and the ownership and disposition of CHS common stock and CVRs received in the merger under any federal, state, local, foreign or other tax laws.

THE MERGER AGREEMENT

The following describes certain material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. CHS and HMA encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger because it is the principal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about CHS or HMA contained in this proxy statement/prospectus or in CHS’s or HMA’s public reports filed with the SEC may supplement, update or modify the factual disclosures about CHS or HMA contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by CHS, HMA and Merger Sub were qualified and subject to important limitations agreed to by CHS, HMA and Merger Sub in connection with negotiating the terms of the merger agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of CHS and a party to the merger agreement, will merge with and into HMA. HMA will survive the merger as a direct or indirect wholly owned subsidiary of CHS (following the merger, HMA is referred to as the “surviving company”) and the separate corporate existence of Merger Sub will cease.

Effective Time; Closing

The effective time of the merger will occur at the time the parties file a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the merger or such later time as agreed to by CHS and HMA and specified in the certificate of merger.

Unless CHS and HMA agree otherwise, the closing of the merger will occur on the third business day after the conditions to the merger set forth in the merger agreement have been satisfied or waived. However, if the “marketing period” (as described below) has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the closing), the closing of the merger will take place instead on the earlier to occur of (i) any business day during the marketing period to be specified by CHS to HMA on no less than three business days’ written notice to HMA and (ii) the last day of the marketing period, but in each case subject to the satisfaction or waiver of the conditions to the merger.

Marketing Period

The “marketing period” referred to above is the first period of 18 consecutive business days after the date of the merger agreement beginning on the first day on which (i) CHS shall have all of the “required information”

(as described under “—Financing Covenant; HMA Cooperation; Actions with Respect to Existing Debt” beginning on page 154) regarding HMA and during which period such information shall remain materially compliant with applicable securities laws and (ii) the conditions to each party’s obligations to close the merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing of the merger) and nothing has occurred and no condition exists that would cause any of the closing conditions to fail to be satisfied, assuming that the closing date of the merger were to be scheduled for any time during such 18 consecutive business day period.

However, the marketing period will not commence if, prior to the completion of the marketing period, (i) HMA’s auditors shall have withdrawn any audit opinion contained in the required information (in which case the marketing period will not be deemed to commence unless and until a new unqualified audit opinion is issued by HMA’s auditors or another independent public accounting firm reasonably acceptable to CHS), (ii) the financial statements included in the required information that are available to CHS on the first day of the marketing period would not be sufficiently current on any day during such period under applicable securities laws to permit a registration statement of HMA using such financial statements to be declared effective by the SEC on the last day of such period (in which case the marketing period will not be deemed to commence until the receipt by CHS of updated required information that satisfies such requirements and would permit a registration statement of HMA using such financial statements to be declared effective by the SEC on the last day of such new 18 consecutive business day period), (iii) HMA issues a public statement indicating its intent to restate any historical financial statements of HMA or that any such restatement is under consideration or may be a possibility (in which case the marketing period will not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or HMA has announced that it has concluded that no restatement shall be required in accordance with GAAP) or (iv) HMA shall have been delinquent in filing any Form 10-K or Form 10-Q (in which case the marketing period will not be deemed to commence unless and until all such delinquencies have been cured).

The marketing period will end on any earlier date on which all of the proceeds of the debt financing or any alternate financing pursuant to the terms of the merger agreement is obtained. Furthermore, (i) if such 18 consecutive business day period has not ended on or prior to August 16, 2013, then it shall commence no earlier than September 3, 2013, (ii) such 18 consecutive business day period shall not be required to be consecutive to the extent that it would include November 28, 2013 through and including November 29, 2013 (which dates will not count for purposes of the 18 consecutive business day period) and (iii) if not ended on or prior to December 20, 2013, such 18 consecutive business day period will commence no earlier than January 6, 2014.

Merger Consideration

HMA Common Stock

The merger agreement provides that each share of HMA common stock outstanding immediately prior to the effective time of the merger (other than shares owned by HMA as treasury stock, shares owned by CHS or any subsidiary of CHS (including Merger Sub), or HMA, and shares held by holders properly exercising appraisal rights under the DGCL) will be cancelled and converted into the right to receive (1) $10.50 in cash, without interest, (2) 0.06942 shares of CHS common stock and (3) one CVR.

The merger agreement provides that each share of HMA common stock held by HMA as treasury stock and each share of HMA common stock owned by CHS or Merger Sub will be cancelled and no consideration will be delivered in exchange therefor. Shares of HMA common stock owned by any direct or indirect wholly owned subsidiary of HMA, CHS (other than Merger Sub) or of Merger Sub will be converted into a number of shares of common stock of the surviving company so that the percentage ownership of such subsidiary of the surviving company immediately following the effective time of the merger will equal the ownership percentage of such subsidiary in HMA immediately prior to the effective time of the merger. Shares of HMA common stock held by a stockholder who has not voted in favor of the merger and is entitled to demand and has properly demanded appraisal rights will not be converted into the right to receive the merger consideration. Such stockholder will instead be entitled to the appraisal rights provided under the DGCL as described under “The Merger—Appraisal Rights” beginning on page 130.

CHS will not issue any fractional shares of CHS common stock in connection with the merger. Instead, a stockholder of HMA who otherwise would have received a fraction of a share of CHS common stock (after taking into account all shares of HMA common stock owned by such holder immediately prior to the effective time of the merger) will receive an amount in cash (without interest) equal to such fractional amount multiplied by the closing price of a share of CHS common stock on the New York Stock Exchange on the last trading day immediately prior to the effective time of the merger.

Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the surviving corporation.

Treatment of HMA Stock Options, Other Equity-Based Awards and Performance Cash Awards

On August 12, 2013, Glenview delivered written consents from HMA stockholders, or their duly authorized proxies, sufficient to replace the entire HMA board of directors with nominees of Glenview pursuant to a consent solicitation process that had previously been commenced by Glenview. As a result of the Glenview consent solicitation, on August 16, 2013, all of the incumbent HMA board members were removed and replaced by the Glenview nominees. Such event constituted a change in control pursuant to HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan. As a result of such change in control and pursuant to the terms of HMA’s 1996 Executive Incentive Compensation Plan and 2006 Outside Director Restricted Stock Award Plan and the applicable award agreements, all of the outstanding and unvested equity and performance cash awards held by HMA’s executive officers and incumbent directors became vested. At such time an aggregate of approximately 7,199,000 shares of HMA common stock were subject to unvested HMA restricted stock and HMA deferred stock awards held by approximately 350 employees of HMA (including 1,093,207 shares subject to awards held by HMA’s executive officers and directors). In addition, approximately 440 employees of HMA held an aggregate of approximately $38,164,000 of HMA cash awards (including $2,712,575 held by executive officers and directors). Currently none of HMA’s executive officers or incumbent directors holds any vested equity or cash awards. However, each of the members of the new HMA board of directors has received a deferred stock award under HMA’s 1996 Executive Incentive Compensation Plan as part of HMA’s director compensation program.

HMA Stock Options

Immediately prior to the effective time of the merger, each option to acquire shares of HMA common stock that is then outstanding, whether or not then vested, will be cancelled and terminated in exchange for the right to receive a number of shares of HMA common stock equal to the number of shares of HMA common stock subject to such stock option minus the number of shares of HMA common stock subject to such option which, when multiplied by the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, is equal to the aggregate exercise price of such option. Any shares of HMA common stock issued in respect of HMA stock options will be cancelled and converted into the right to receive the merger consideration at the effective time of the merger. In the event that the per share exercise price of any option to acquire shares of HMA common stock is equal to or greater than the per share closing price of HMA common stock as reported on the New York Stock Exchange the day before the effective time of the merger, then such option will be cancelled and terminated without payment.

HMA Restricted Stock Awards

Immediately prior to the effective time of the merger, each HMA restricted stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA restricted stock award that is subject to performance based vesting, that the performance goals are satisfied at a level of 100%) and will be treated in the merger as an outstanding share of HMA common stock except that any merger consideration due with respect to a restricted stock award that was granted pursuant to HMA’s 2006 Outside Director Restricted Stock Award Plan will be paid in cash as required by the terms of such plan and the award agreements issued thereunder.

HMA Deferred Stock Awards

Immediately prior to the effective time of the merger, each HMA deferred stock award that is then outstanding, whether or not then vested, will vest in full (assuming, in the case of any HMA deferred stock award that is subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and will be cancelled and exchanged for a number of shares of HMA common stock underlying such HMA deferred stock award so cancelled, which shares will be treated in the merger as outstanding shares of HMA common stock. Any dividend equivalent distributions that are accrued pursuant to the terms of any HMA deferred stock award that are unpaid as of the effective time of the merger will be paid in cash, without interest, to the holder thereof as promptly as practicable after the effective time of the merger.

HMA Performance Cash Awards

Immediately prior to the effective time of the merger, each HMA performance cash award that is then outstanding, whether or not then vested, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%.

Treatment of HMA Convertible Notes

The HMA convertible notes issued and outstanding immediately prior to the effective time of the merger will remain issued and outstanding (unless converted prior to the effective time) and will continue to be treated in accordance with the terms of the indenture governing such notes. CHS may request that HMA cause the HMA convertible notes to be settled for an amount in cash calculated in accordance with the terms of the indenture governing the notes. In such event, CHS will provide, or cause to be provided, all funds necessary to pay any such settlement of the notes.

Withholding

CHS, HMA, the surviving company and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as are required to be deducted and withheld with respect to the making of any such payment under applicable tax law. Amounts withheld and timely paid to the appropriate taxing authority will be treated for purposes of the merger agreement as having been paid to the person in respect of which such deduction or withholding was made.

Dividends and Distributions

No dividends or other distributions declared or made with respect to CHS common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered certificate representing a share of HMA common stock (or shares of HMA common stock held in book-entry form) with respect to the shares of CHS common stock issuable upon surrender thereof. The merger agreement provides that HMA will not declare or pay any dividends with respect to its capital stock until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, unless otherwise consented to by CHS.

Conditions to the Completion of the Merger

The obligations of CHS, Merger Sub and HMA to effect the merger is subject to the satisfaction or waiver of the following conditions:

•	the merger agreement must have been adopted by holders of at least 70% of the outstanding shares of HMA common stock entitled to vote thereon;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act must have expired or early termination thereof must have been granted and all other required antitrust approvals have been received;

•	no applicable law and no judgment, whether preliminary, temporary or permanent, or other legal restraint or prohibition, and no binding order or determination by any governmental entity, may be in effect that prevents, makes illegal or prohibits the consummation of the merger;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be the subject of any stop order, and no proceedings for such purposes may be pending before or threatened by the SEC; and

•	the shares of CHS common stock to be issued in the merger must have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

In addition, CHS’s and Merger Sub’s obligations to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of HMA relating to qualification, organization and subsidiaries; authority, execution and delivery, and enforceability of the merger agreement; and brokers’ fees and expenses must be true and correct (ignoring for such purposes any reference to materiality or material adverse effect contained in such representations and warranties) in all material respects as of the date of the merger agreement and as of the closing date of the merger;

•	the representations and warranties of HMA relating to capital structure must be true and correct in all respects, except for de minimis inaccuracies, as of the date of the merger agreement and as of the closing date of the merger;

•	the representations and warranties of HMA relating to the absence of certain changes must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger;

•	all other representations and warranties of HMA contained in the merger agreement must be true and correct (ignoring for such purposes any reference to materiality or material adverse effect contained in such representations and warranties), as of the date of the merger agreement and as of the closing date of the merger, except where the failure to be true and correct has not had and would not reasonably be expected to have a material adverse effect with respect to HMA;

•	HMA must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	since the date of the merger agreement, there must not have occurred a “material adverse effect” (as described below) with respect to HMA;

•	since the date of the merger agreement, there must not have occurred a “governmental adverse event” (as described below) with respect to HMA that is continuing;

•	since March 31, 2013, there must not have occurred any acceleration of any principal or interest amount under HMA’s credit agreement or any other material indebtedness of HMA or any of its subsidiaries that is continuing;

•	HMA must have delivered to CHS an officer’s certificate certifying that the preceding conditions have been satisfied; and

•	HMA must have obtained a certificate of need from the West Virginia Health Care Authority with respect to HMA’s Williamson Memorial Hospital, solely to the extent such hospital is owned by HMA at the time of the closing date of the merger.

In addition, HMA’s obligations to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of CHS and Merger Sub relating to qualification, organization and subsidiaries; and authority, execution and delivery, and enforceability of the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger;

•	the representations and warranties of CHS relating to capital structure must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger;

•	the representations and warranties of CHS and Merger Sub relating to the absence of certain changes must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger;

•	all other representations and warranties of CHS and Merger Sub contained in the merger agreement must be true and correct (ignoring for such purposes any reference to materiality or material adverse effect contained in such representations and warranties), as of the date of the merger agreement and as of the closing date of the merger, except where the failure to be true and correct has not had and would not reasonably be expected to have a material adverse effect with respect to CHS;

•	CHS and Merger Sub must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger;

•	since the date of the merger agreement, there must not have occurred a material adverse event with respect to CHS;

•	CHS must have delivered to HMA an officer’s certificate certifying that the preceding conditions have been satisfied;

•	the CVR agreement shall have been executed and be in full force and effect; and

•	the CVRs must have been approved for listing on either the NYSE or NASDAQ (subject to official notice of issuance) or, if unable to be so approved, then on any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board.

For purposes of the merger agreement, “material adverse effect” means, with respect to any person, any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of such person and its subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a material adverse effect has occurred or would reasonably be expected to occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which such person and its subsidiaries operate; (C) changes or prospective changes in applicable law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes caused by the negotiation, execution, announcement or performance of the merger agreement or the consummation of the transactions contemplated thereby or the identity of any party to the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or governmental entities, or any litigation arising from allegations of breach of fiduciary duty or violation of applicable law relating to the merger agreement or the transactions contemplated thereby; (E) acts of war

(whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (G) any action taken by such person or its subsidiaries that is required by the merger agreement or with the prior written consent or at the direction of another person in accordance with the merger agreement, or the failure to take any action by such person or its subsidiaries if that action is prohibited by the merger agreement; (H) changes or prospective changes in such person’s credit ratings; (I) changes in the price or trading volume of the such person’s common stock; or (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (J)) is, may be, contributed to or may contribute to, a material adverse effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a material adverse effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on such person and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such person and its subsidiaries operate.

For purposes of the merger agreement, “governmental adverse event” means any of the following events: (i) the filing of a state or federal felony criminal charge against HMA or any of its subsidiaries, or (ii) the exclusion, debarment or suspension of HMA or any of its subsidiaries from participation in a government sponsored health care program, the receipt by HMA or any of its subsidiaries of a notification from any governmental entity that it intends to so exclude, debar or suspend HMA or any of its subsidiaries, or any conviction, plea, settlement or verdict against HMA or any of its subsidiaries of an offense or violation that would reasonably be expected to result in any such exclusion, debarment or suspension (whether mandatory or permissive).

HMA Special Meeting

HMA has agreed to call a meeting of its stockholders for the purpose of adopting the merger agreement, as soon as reasonably practicable after the SEC confirms that it has no further comments on the registration statement of which this proxy statement/prospectus forms a part is declared effective. Unless the HMA board of directors has effected a company adverse recommendation change (as described in “—Non-Solicitation of Alternative Proposals” below), HMA must use its reasonable best efforts to obtain adoption of the merger agreement by HMA’s stockholders. HMA may, in its sole discretion, adjourn, recess or postpone the HMA special meeting to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the stockholders of HMA within a reasonable amount of time in advance of the HMA special meeting. HMA may also adjourn, recess or postpone the HMA special meeting if, as of the time for which the HMA special meeting is originally scheduled (as set forth in this proxy statement/prospectus), there are insufficient shares of HMA common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the HMA special meeting, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to obtain such a quorum, or if, as of the time for which the HMA special meeting is originally scheduled (as set forth in this proxy statement/prospectus), sufficient votes to adopt the merger agreement have not been obtained, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to solicit additional proxies and votes in favor of adoption of the merger agreement. HMA may exercise its right to adjourn, recess or postpone the HMA special meeting as set forth in the preceding sentence on no more than three occasions.

Unless the merger agreement is terminated in accordance with its terms, HMA’s obligations to hold the HMA special meeting shall not be affected by the commencement, public proposal, public disclosure or communication to HMA of any acquisition proposal or by the making of any company adverse recommendation change by the HMA board of directors (each as described below under “—Non-Solicitation of Alternative Proposals”).

Non-Solicitation of Alternative Proposals

The merger agreement contains detailed provisions prohibiting HMA from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, HMA has agreed that, from the time of the execution and delivery of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms, HMA will not and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and its subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives not to:

•	solicit, seek, initiate or knowingly facilitate or encourage (including by furnishing non-public information) any inquiries regarding or the making of any submission or announcement of a proposal or offer that constitutes or would reasonably be expected to result in an “acquisition proposal” (as described below);

•	engage in, continue or otherwise participate in any discussions or negotiations regarding or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or similar agreement (other than certain acceptable confidentiality agreements);

•	grant any waiver, amendment or release under any standstill or confidentiality agreement, takeover law, or the company’s rights plan or otherwise fail to enforce any of the foregoing (except to the extent HMA’s board of directors determines in good faith, after such consultation with its financial advisor(s) and outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law); or

•	resolve or agree to do any of the foregoing relating to any acquisition proposal.

The merger agreement requires HMA to, and to cause its subsidiaries and use its reasonable best efforts to cause its and their respective representatives to, immediately cease and terminate all discussions and negotiations with any person that may be ongoing with respect to any acquisition proposal. HMA also agreed to request the prompt return or destruction of all confidential information previously furnished to any person that has executed a confidentiality agreement with HMA in connection such person’s consideration of any acquisition proposal and to terminate all access to data previously granted to any such person or their representatives related to any acquisition proposal.

The merger agreement also provides that if, at any time prior to the adoption of the merger agreement by HMA’s stockholders, HMA receives a bona fide acquisition proposal which did not result from a breach of the non-solicitation provisions of the merger agreement, HMA is permitted to contact the person or group of persons who made the acquisition proposal to clarify terms for the sole purpose of HMA’s board of directors informing itself about such acquisition proposal. In the event that HMA’s board of directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such acquisition proposal constitutes or is reasonably expected to lead to a “superior proposal” (as described below) and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then HMA is also permitted to:

•	furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to HMA and its subsidiaries to the person or group of persons who has made such acquisition proposal, provided that HMA promptly (and in any event within 24 hours) provides or makes available to CHS all information concerning HMA or its subsidiaries that is provided or made available to such person which was not previously provided to CHS or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal.

HMA has also agreed in the merger agreement that it will promptly (and in no event later than 48 hours after receipt) notify CHS if any proposal or offer with respect to any acquisition proposal is received by, non-public information is requested from or discussions or negotiations are sought to be initiated or continued with HMA, its subsidiaries or any of their respective representatives. Such notice must include the identity of the person making the proposal, offer, request or inquiry and the other material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto. In addition, HMA has agreed to keep CHS reasonably informed on a prompt basis as to the status of any such proposal, request, offer or inquiry (including changes to any material terms thereof or any material developments with respect thereto) including by promptly (and in no event later than 48 hours after receipt) providing to CHS copies of any additional or revised written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to the proposal or offer.

For purposes of the merger agreement, the term “acquisition proposal” means any proposal or offer from any person or group of persons (other than CHS or Merger Sub) providing for:

•	any acquisition or purchase of 15% or more (based on the fair market value, net revenues, net income or cash flows) of assets (including capital stock of HMA’s subsidiaries) of HMA and its subsidiaries, taken as a whole, or of shares or other equity securities of HMA which, together with any other shares or other equity securities of HMA beneficially owned by such person or group of persons, would equal 15% or more of aggregate voting power of HMA;

•	any tender offer or exchange offer that, if consummated, would result in any person or group of persons owning, directly or indirectly, 15% or more of the aggregate voting power of HMA;

•	any merger, consolidation, business combination, binding share exchange, recapitalization transaction or similar transaction involving HMA pursuant to which, in each case, any person or group of persons (or the shareholders of any person or group of persons) would own, directly or indirectly, 15% or more of the aggregate voting power of HMA or of the surviving entity in a merger or the resulting direct or indirect parent of HMA or such surviving entity; or

•	any combination of the foregoing, whether in a single transaction or a series or related transactions and whether directly or indirectly, other than, in each case, the transactions contemplated by the merger agreement.

For purposes of the merger agreement, “superior proposal” means any bona fide written acquisition proposal (with all references to “15%” in the definition of acquisition proposal being deemed to be references to “75%”) which the HMA board of directors (or any committee thereof) determines in good faith (after consultation with its financial advisor(s) and outside legal counsel and after taking into account all financial, legal, regulatory, timing and other aspects of such acquisition proposal and of the merger agreement (including any changes to the terms of the merger agreement proposed by CHS and any fees to be paid by HMA pursuant to the terms of the merger agreement):

•	is reasonably likely to be consummated in accordance with its terms;

•	if consummated, would be more favorable from a financial point of view to the holders of HMA common stock than the merger; and

•	the financing of which is reasonably expected to be obtained.

The merger agreement provides that the HMA board of directors will not effect a company adverse recommendation change except in the limited circumstances described below. For purposes of the merger agreement, a “company adverse recommendation change” would occur if the HMA board of directors were to do any of the following:

•	change, withhold, withdraw, qualify or modify, in a manner adverse to CHS (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the HMA board of directors’ recommendation that the HMA stockholders adopt the merger agreement (which we refer to as the “HMA recommendation”);

•	fail to include the HMA recommendation in this proxy statement/prospectus;

•	following either (i) the public announcement of an acquisition proposal or (ii) a public statement made by one or more directors of HMA that is inconsistent with the HMA recommendation, fail to publicly reaffirm the HMA recommendation, in the case of clause (i), within 5 business days after CHS so requests in writing and, in the case of clause (ii), within 10 business days after CHS so requests in writing; provided that CHS may not make more than two such requests in the aggregate;

•	approve or recommend, or publicly propose to approve or recommend to the stockholders of HMA, an acquisition proposal;

•	if a tender offer or exchange offer for shares of capital stock of HMA that constitutes an acquisition proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of HMA (including, for these purposes, by disclosing that the HMA board of directors is taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of HMA, which, subject to the terms of the merger agreement, shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), within 10 business days after commencement; or

•	resolve or agree to do any of the foregoing.

At any time prior to the HMA special meeting, if HMA receives a bona fide acquisition proposal that is not withdrawn, which did not result from a material breach of the non-solicitation provisions of the merger agreement, and that the HMA board of directors determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) constitutes a superior proposal, the HMA board of directors may effect a company adverse recommendation change and/or terminate the merger agreement (after paying the termination fee as described below) to accept a superior proposal if:

•	the HMA board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•	HMA has provided prior written notice to CHS of the HMA board of directors’ intention to take such action at least three business days in advance of taking such action, which notice shall specify the material terms of the superior proposal and shall include a copy of the relevant proposed transaction agreement with, and the identity of, the person making the superior proposal, and copies of any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such superior proposal;

•	after providing such notice and prior to taking any such action, HMA shall have, and shall have caused its representatives to, negotiate with CHS in good faith (to the extent CHS desires to negotiate) during such three business day period to make such adjustments in the terms and conditions of the merger agreement as would permit HMA’s board of directors not to take such action; and

•	HMA’s board of directors shall have considered in good faith any changes to the merger agreement or other arrangements that may be offered in writing by CHS by 5:00 PM Eastern Standard Time on the third business day of such three business day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such acquisition proposal would continue to constitute a superior proposal, and that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under applicable law, if such changes offered in writing by CHS were given effect.

In the event a superior proposal is modified by the person making such proposal, HMA is required to deliver a new written notice to CHS of the modified superior proposal at least two business days in advance of effecting a company adverse change of recommendation and/or terminating the merger agreement and must again comply with the negotiation obligations described in the preceding bullet points with respect to any such modified superior proposal. After complying with the preceding notification and negotiation obligations with respect to three superior proposals (including any modified superior proposals) HMA will have no further obligation to comply with such notification and negotiation obligations.

Other than in connection with a superior proposal, at any time prior to the HMA special meeting, the HMA board of directors may change, withhold, withdraw, qualify or modify, in a manner adverse to CHS (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the HMA recommendation or fail to include the HMA recommendation in this proxy statement/prospectus (we refer to either such action as an “intervening event recommendation change” and, for the avoidance of doubt, any intervening event recommendation change constitutes a company adverse recommendation change for purposes of the merger agreement) only in response to an “intervening event” (as described below) and only if:

•	HMA’s board of directors shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an intervening event recommendation change would be inconsistent with the directors’ fiduciary duties under applicable law;

•	HMA has provided prior written notice to CHS of the HMA board of directors’ intention to take such action at least three business days in advance of effecting an intervening event recommendation change, which notice shall specify the intervening event in reasonable detail;

•	after providing such notice and prior to effecting an intervening event recommendation change, HMA shall have, and shall have caused its representatives to, negotiate with CHS in good faith (to the extent CHS desires to negotiate) during such three business day period to make such adjustments in the terms and conditions of the merger agreement as would permit HMA’s board of directors not to effect the intervening event recommendation change; and

•	HMA’s board of directors shall have considered in good faith any changes to the merger agreement or other arrangements that may be offered in writing by CHS by 5:00 PM Eastern Standard Time on the third business day of such three business day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an intervening event recommendation change would continue to be inconsistent with the directors’ fiduciary duties under applicable law if such changes offered by CHS were to be given effect.

In the event any material change to the facts and circumstances relating to the intervening event occurs, HMA is required to deliver a new written notice to CHS of the modified intervening event at least two business days in advance of effecting an intervening event recommendation change and must again comply with the negotiation obligations described in the preceding bullet points with respect to any such modified intervening event.

For purposes of the merger agreement, an “intervening event” means any material event, change, development or occurrence arising after the date of the merger agreement that (i) was neither known to the HMA board of directors nor reasonably foreseeable as of or prior to the date of the merger agreement and (ii) does not relate to (A) any acquisition proposal, (B) changes in the price of CHS common stock (except that the underlying cause of any such change in the price of CHS common stock (to the extent otherwise falling within the definition of “intervening event”) may constitute or contribute towards an intervening event), (C) the HSR Act and any other applicable antitrust and competition laws, (D) any event, change, fact, circumstance, development or occurrence generally affecting the non-urban hospital services industry, except to the extent such event, change, development or occurrence has a disproportionate effect on HMA and its subsidiaries or CHS and its subsidiaries, as the case may be, as compared to other participants in the non-urban hospital services industry or (E) the fact that, in and of itself, there has been a change in the composition of the HMA board of directors.

The merger agreement permits HMA or its board of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal or to make other disclosures to the stockholders of HMA if the HMA board of directors (after consultation with outside legal counsel) concludes that the failure to do so would be inconsistent with its fiduciary duties under applicable law. However, if any such communication or disclosure would otherwise constitute a company adverse recommendation change, then any such communication or disclosure will be deemed to constitute a company adverse recommendation change.

Financing Covenant; HMA Cooperation; Actions with Respect to Existing Debt

CHS and Merger Sub have agreed to use reasonable best efforts to take (or cause to be taken) all actions necessary and proper in order to obtain third party debt financing for the purpose of financing the aggregate merger consideration, the consideration for HMA’s outstanding equity awards, any repayment or refinancing of debt required in connection with the transactions contemplated by the merger agreement (including any offers required under the merger agreement to repurchase outstanding debt upon a change of control or fundamental change and conversions of HMA’s convertible notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated by the merger agreement and all related fees and expenses of CHS and Merger Sub (the “Financing”) on the terms and conditions described in the commitment letter (taking into account the anticipated timing of the marketing period), including using its reasonable best efforts to:

•	negotiate definitive agreements with respect thereto on the terms and conditions contained in the commitment letter (including any “market flex” provisions applicable thereto), and on such other terms as CHS and the lenders agree;

•	satisfy all conditions on a timely basis to obtaining and consummating the Financing applicable to (and within the control of) it set forth in such definitive agreements; and

•	maintain in effect and comply with the commitment letter (including any “flex” provisions set forth in the commitment letter, including as specified in any fee letter), including executing and delivering all such documents and instruments as may be reasonably required thereunder.

The merger agreement provides that CHS shall give HMA prompt notice upon becoming aware of, or receiving written notice with respect to, any (x) material breach of any provision of the commitment letter by a party thereto or (y) unavailability, termination or ineffectiveness of any provision of the commitment letter that would result in an amount being available less than what is required to consummate the transactions contemplated by the merger agreement. CHS also agreed to keep HMA informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and not to permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any commitment letter if such amendment, modification or waiver (except, in each such case, with the prior written consent of HMA):

•	reduces the aggregate amount of Financing below the amount that would be required to consummate the merger and the other transactions contemplated by the merger agreement (including by changing the amount of fees or original issue discount contemplated by the commitment letter);

•	amends or expands the conditions to the availability of the Financing;

•	would reasonably be expected to prevent or delay the closing of the merger; or

•	would reasonably be expected to adversely impact the ability of CHS or Merger Sub to enforce its rights against the other parties to the commitment letter.

Notwithstanding the foregoing, the merger agreement provides that CHS shall be permitted, without the prior written consent of HMA, to amend the commitment letter to add lenders, lead arrangers, bookrunners and syndication agents or similar entities, if the addition of such additional parties, individually or in the aggregate, would not delay the availability of the Financing. In the event that any portion of the Financing becomes unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the commitment letter, the merger agreement provides that CHS promptly notify HMA thereof, and CHS and Merger Sub shall use their respective reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative debt financing (in an amount sufficient, together with the remaining Financing and any other sources available to CHS and Merger Sub, to fund the Financing) from the same or other sources (such portion from alternate sources, the “Alternate Financing”), so long as such Alternate Financing does not otherwise include terms (including any “flex” provisions) that could reasonably be expected to make the funding of such Alternate Financing in an amount less than what is required to consummate the transactions contemplated by the merger agreement.

Prior to the effective time of the merger, HMA agreed to use reasonable best efforts to (and to cause its subsidiaries and representatives to) provide all cooperation that is necessary, customary or advisable and reasonably requested by CHS to assist CHS in the arrangement, obtainment and syndication of the Financing.

However, nothing in the merger agreement required such cooperation to the extent it would:

•	unreasonably disrupt the conduct of the business or operations of HMA (in HMA’s reasonable judgment);

•	require HMA to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the effective time of the merger for which it is not promptly reimbursed or simultaneously indemnified; or

•	require HMA to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter, the Company By-laws, any applicable laws, the Credit Agreement or any material contract.

Such cooperation includes, without limitation:

•	participating in a reasonable number of meetings, presentations and due diligence sessions and sessions with potential lenders, investors and meetings with ratings agencies;

•	providing reasonable and timely assistance with the preparation of customary materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the arranging, obtaining and syndication of Financing;

•	as promptly as reasonably practicable, and in any event at least 18 business days prior to the closing of the merger, furnishing CHS and its financing sources with all available financial and other information pertinent to HMA including delivery of (x) unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for HMA for the fiscal quarter ended June 30, 2013 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 45 days before the closing of the merger, (y) (in the event that the closing of the merger occurs on a date that is more than 90 days following December 31, 2013) audited consolidated balance sheets and related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2013, in each case prepared in accordance with GAAP and (z) certain information and documents relating to HMA required by commitment letter (such information in the foregoing clauses (x), (y) and (z), the “required information”);

•	providing unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for HMA;

•	having HMA designate members of senior management of HMA to execute customary authorization letters with respect to bank information memoranda, offering memoranda or other materials provided to prospective lenders or investors and participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including reasonable direct contact between such senior management of HMA and the potential lenders in the Financing;

•	assisting CHS in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the commitment letter;

•	requesting HMA’s independent auditors to cooperate with CHS’s reasonable best efforts to obtain customary accountant’s comfort letters and consents from HMA’s independent auditors;

•	assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing and other customary documents as may be reasonably requested by CHS;

•	facilitating the pledging of collateral for the Financing;

•	assisting the Financing sources in benefiting from the existing lending relationships of HMA;

•	requesting from the Company’s existing lenders such customary documents in connection with refinancings as requested by CHS in connection with the Financing and collateral arrangements;

•	furnishing CHS and the lenders with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations; and

•	otherwise cooperating with CHS, and taking all other corporate actions reasonably requested by CHS reasonably necessary to permit the consummation of the Financing.

CHS has agreed to promptly, upon request by HMA, reimburse HMA for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of HMA’s preparation of its annual and quarterly financial statements) incurred by HMA in connection with the Financing, and to indemnify and hold harmless HMA (and its representatives) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, the use of proceeds thereof and any information used in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such persons.

Regulatory Matters

CHS and HMA have generally agreed to cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper or advisable to cause the conditions to the closing of the merger to be satisfied as promptly as reasonably practicable and to consummate the merger in the most expeditious manner reasonably practicable, including obtaining all approvals and consents from any governmental entity or third party necessary, proper or advisable to consummate the merger.

Each of HMA and CHS has agreed to make an appropriate filing of a notification and report form under the HSR Act and any other applicable antitrust and competition laws with respect to the merger as promptly as reasonably practicable and advisable following the date of the merger agreement, and to take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable antitrust and competition laws and to obtain all consents under any applicable antitrust and competition laws that may be required by the FTC, DOJ or any other governmental entity with competent jurisdiction with respect to the merger. In furtherance of the foregoing, each of HMA and CHS has agreed to defend any legal action challenging the merger agreement or the consummation of the merger, to sell, divest, convey or hold separate or otherwise take any other action that limits CHS’s freedom of action with respect to, or ability to retain, particular products, assets or businesses of CHS or HMA, to terminate existing relationships, contractual rights or obligations of CHS or HMA and to effectuate other changes or restructurings of CHS or HMA, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable antitrust and competition laws or to resolve any objections asserted by any governmental entity with competent jurisdiction. However, CHS is not required to take any action or propose or enter into any divestiture, hold separate or other consent order or consent decree or agreement with any governmental entity that would reasonably be expected to be materially adverse to CHS, HMA and their respective subsidiaries, taken as a whole. In addition, CHS may determine, in its sole discretion, to sell, divest or dispose of certain assets, properties and businesses of CHS or its subsidiaries (in lieu of or in combination with selling, divesting or disposing of certain assets, properties or businesses of HMA and its subsidiaries) in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any litigation. If any products, businesses or assets or HMA or CHS or their respective subsidiaries are to be sold, divested or disposed of in accordance with the foregoing provisions, CHS will have the right to select the products, businesses and/or assets to be sold, divested or disposed of.

Termination

HMA and CHS may terminate the merger agreement at any time before the effective time of the merger under the following circumstances:

•	by mutual written consent of HMA and CHS;

•	if the merger has not been completed on or before April 30, 2014; however, if as of such date all of the conditions to closing have been satisfied (other than the conditions relating to the receipt of required antitrust clearances and the absence of legal restraints in respect of any antitrust or competition laws, and other than those conditions that by their terms are to be satisfied at the closing), then this termination date may be extended by CHS with the written consent of HMA (which consent may not be unreasonably withheld, conditioned or delayed) until July 30, 2014 or such earlier date as agreed by CHS and HMA (the latest such date, the “end date”) (however, the right to terminate the merger agreement under this provision will not be available to any party whose failure to fulfill any obligation under the merger agreement has been a principal cause of the failure of the merger to be consummated before such date);

•	if any governmental entity of competent authority issues a final, non-appealable order or enacts a law that prohibits, restrains or makes illegal the consummation of the merger; or

•	if the HMA stockholders have not adopted the merger agreement at a duly convened meeting of the stockholders of HMA.

In addition, HMA may terminate the merger agreement under the following circumstances:

•	at any time before the effective time of the merger, if CHS or Merger Sub has breached any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of CHS or Merger Sub has become untrue, in each case, such that the conditions to closing relating to the accuracy of CHS’s and Merger Sub’s representations and warranties or the performance by CHS and Merger Sub of their obligations under the merger agreement could not be satisfied as of the closing date; however, HMA may not terminate the merger agreement under this provision unless any such breach or failure to be true has not been cured within 30 business days after written notice by HMA to CHS, except that no cure period is required for a breach that cannot be cured by the end date and HMA may not terminate the merger agreement if HMA is then in breach of the merger agreement in any material respect; or

•	prior to adoption of the merger agreement by the HMA stockholders, in order to enter into a definitive written agreement providing for a superior proposal in compliance with the non-solicitation provisions of the merger agreement.

In addition, CHS may terminate the merger agreement under the following circumstances:

•

at any time before the effective time of the merger, if HMA has breached any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of HMA has become untrue, in each case, such that the conditions to closing relating to the accuracy of HMA’s representations and warranties or the performance by HMA of its obligations under the merger agreement could not be satisfied as of the closing date; however, CHS may not terminate the merger agreement under this provision unless any such breach or failure to be true has not been cured within 30 business days after written notice by CHS to HMA, except that no cure period is required for a breach that cannot be cured by the end date and CHS may not terminate the merger agreement if CHS is then in breach of the merger agreement in any material respect;

•	prior to adoption of the merger agreement by the HMA stockholders, if a company adverse recommendation change has occurred;

•	prior to adoption of the merger agreement by the HMA stockholders, if HMA has breached or be deemed to have breached in any material respect the non-solicitation provision of the merger agreement; however, CHS may not terminate the merger agreement under this provision if CHS is then in breach of the merger agreement in any material respect; or

•	at any time before the effective time of the merger, if a governmental adverse event has occurred and is not cured within 60 days following such occurrence.

Termination of the merger agreement prior to the effective time shall not require the approval of the stockholders of either CHS or HMA.

In some cases, termination of the merger agreement may require HMA to pay a termination fee to CHS as described below under “—HMA Termination Fee.”

HMA Termination Fee

The merger agreement requires HMA to pay a termination fee of $109 million to CHS in each of the following circumstances:

•	if the merger agreement is terminated by HMA in order to enter into a definitive written agreement providing for a superior proposal;

•	if the merger agreement is terminated by CHS because a company adverse recommendation change has occurred; or

•	if (1) an acquisition proposal has been announced, commenced, publicly disclosed or otherwise made known to HMA or has been made directly to the stockholders of HMA generally, (2) thereafter the merger agreement is terminated (x) by either HMA or CHS because the merger has not been consummated on or prior to the end date, (y) by either HMA or CHS because the HMA stockholders have not adopted the merger agreement at a duly convened meeting of the stockholders of HMA or (z) by CHS because HMA has breached any representation, warranty, covenant or agreement contained in the merger agreement, and (3) within twelve months of termination either HMA enters into an alternative acquisition agreement with respect to an acquisition proposal that is subsequently consummated or an acquisition proposal is consummated. For purposes of this termination right, references to the “15%” in the definition of the term “acquisition proposal” will be deemed to be references to “50%.”

The merger agreement provides that HMA is required to pay expense reimbursement of $40 million to CHS (irrespective of any amount of expenses incurred by CHS) if the merger agreement is terminated by either HMA or CHS because the HMA stockholders have not adopted the merger agreement at a duly convened meeting of the stockholders of HMA. If, after any such expense reimbursement by HMA, HMA becomes obligated to pay the termination fee to CHS pursuant to the terms of the merger agreement as described above, the amount of any such expense reimbursement will be credited toward HMA’s payment of the termination fee.

If HMA fails to pay the termination fee or any expense reimbursement when due, HMA will also be required to pay any costs and expenses (including attorneys’ fees) incurred by CHS in connection with any legal action taken in order to obtain such payment, together with interest on the amount due.

Except as set forth above, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement shall be paid by the party incurring such fees or expenses, regardless of whether or not the merger is consummated.

Conduct of Business Pending the Merger

Under the merger agreement, each of HMA and CHS has undertaken certain covenants that place restrictions on it and its respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, unless the other party gives its prior written consent (which cannot be unreasonably withheld, conditioned or delayed), as set forth on the party’s disclosure letter, as otherwise required or expressly contemplated by the merger agreement, or as required by applicable law. In general, each party has agreed to, and has agreed to cause its respective subsidiaries to (1) conduct its business in the ordinary course of business consistent with past practices and in compliance in all material respects with all applicable laws and (2) use reasonable best efforts to preserve intact its business organization and its advantageous business relationships and keep available the services of its current officers and employees.

In addition, without limiting the requirements described above, subject to certain exceptions set forth in the merger agreement and the disclosure letters delivered by CHS and HMA in connection with the merger agreement, unless the other party consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), each of CHS and HMA has agreed to certain restrictions limiting its and its respective subsidiaries’ ability to, among other things:

•	amend its certificate of incorporation or by-laws;

•	issue any shares of its capital stock;

•	establish a record date for, declare or pay any dividend on, or make any other distribution with respect to, its capital stock;

•	adjust, split, combine, subdivide or reclassify any shares of its capital stock;

•	incur any indebtedness or make loans or capital contributions in other persons;

•	sell, lease or otherwise dispose of material properties or assets;

•	make any material change in its methods or principles of accounting;

•	enter into or amend certain contracts;

•	assign, transfer, lease, cancel, fail to renew or fail to extend material permits; or

•	agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

HMA has further agreed that, subject to certain exceptions set forth in the merger agreement and the disclosure letter delivered by HMA in connection with the merger agreement, HMA and its subsidiaries will not, among other things, undertake the following actions without the consent of CHS (which consent cannot be unreasonably withheld, conditioned or delayed):

•	redeem, purchase or otherwise acquire any shares of its capital stock;

•	make investments in any person;

•	acquire any corporation, business organization or any assets in excess of certain limitations;

•	make or authorize capital expenditures in excess of amounts budgeted in HMA’s current plan for the time period in such plan by more than 10%;

•	reincorporate in another jurisdiction;

•	settle or compromise any claim or action in excess of specified amounts;

•	abandon, encumber, convey title, exclusively license or grant any right to any intellectual property owned by or exclusively licensed to HMA;

•	(1) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider, (2) grant, announce or pay any new material incentive awards, retention, severance, change in control or other bonuses or similar compensation, (3) establish, amend, terminate or materially increase the benefits provided under HMA’s benefit plans or (4) accelerate the vesting or payment of any benefit or payment provided to employees or service providers;

•	grant, announce or pay any new equity award, or issue any option, warrant, convertible debt, right or convertible or exchangeable security or other similar agreement or commitment relating to any right (contingent or otherwise) to acquire capital stock of HMA or any of its subsidiaries;

•	adopt or recommend a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	fail to make in a timely manner any filings with the SEC required under the Securities Act of 1933, as amended, or Exchange Act; or

•	agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

Litigation Related to the Merger

The merger agreement requires HMA to promptly notify CHS and keep CHS reasonably informed with respect to the status of any litigation involving or affecting the merger agreement, the merger or any other transaction contemplated by the merger agreement that is brought or threatened against HMA and/or the members of the board of directors of HMA. HMA will give CHS the opportunity (at CHS’s expense) to participate in the defense, settlement and/or prosecution of any such litigation and will not settle, agree to settle or come to any arrangement regarding any such litigation without CHS’s prior written consent, which may not be unreasonably withheld, conditioned or delayed.

Public Announcements

Subject to certain exceptions, CHS and HMA have agreed to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the merger, and each of CHS and HMA has agreed not to issue any press release or make any such public statement without the other party’s prior written consent.

Change of Control Provisions

HMA has agreed to obtain, as promptly as practicable after the date of the merger agreement, an appropriate waiver or amendment under HMA’s credit agreement such that no “Change of Control” will occur thereunder as a result of any change in directors of HMA. On July 29, 2013, HMA obtained the agreement of the requisite lenders under its credit agreement to (i) waive any default which would otherwise arise if the persons nominated by Glenview in its consent solicitation statement (or any other persons nominated by Glenview) (collectively, the “Glenview Nominees”) are elected or appointed as directors of HMA, provided that such Glenview Nominees are approved by at least a majority of the current board of directors of HMA, and (ii) make a technical clarification to the definition of “Change of Control” to provide that HMA may enter into a merger or similar agreement and not trigger a “Change of Control” event of default until the transaction contemplated by such agreement is consummated. After interviews of all of the Glenview Nominees, the HMA board of directors approved the Glenview Nominees on August 1, 2013 solely for purposes of preventing a “Change of Control”

under the indenture governing HMA’s 7.375% Senior Notes due 2020 and the credit agreement and preventing a “Fundamental Change” under the terms of the indenture governing HMA’s 3.75% Convertible Senior Subordinated Notes due 2028 and for no other purpose.

HMA has also agreed to use commercially reasonable efforts to obtain, as promptly as practicable after the date of the merger agreement, an appropriate waiver or amendment under each of HMA’s equity-based compensation plans such that no “Change in Control” shall occur thereunder as a result of any change in directors of HMA. HMA further agreed to use commercially reasonable efforts to prevent any increase in the aggregate amount of cash payments otherwise payable under such plans as a result of the consummation of the merger in excess of $20 million.

Additional Covenants

The merger agreement also contains additional agreements relating to, among other things, access to information, the listing of the CVRs, notification of certain matters and existing litigation.

Governance of the Surviving Company

The merger agreement provides that the directors and officers of Merger Sub immediately prior to the effective time of the merger will become, at the effective time, the directors and officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. At the effective time of the merger, the HMA Charter and the HMA By-laws will be amended in the merger to read as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time of the merger, except that in each case the name of the surviving company will remain “Health Management Associates, Inc.” and, as so amended, will be the certificate of incorporation and by-laws of the surviving corporation until thereafter amended.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger existing in favor of the current or former directors, officers or employees of HMA and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of HMA or any of its subsidiaries, in each case as in effect on the date of the merger agreement and previously provided to CHS, will continue in full force and effect in accordance with their terms.

The merger agreement also provides that, from and after the effective time of the merger, to the fullest extent permitted by applicable law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of the merger agreement that increase the extent to which a corporation may indemnify its officers and directors) the surviving company will indemnify and hold harmless each individual who was as of the date of the merger agreement, or who becomes prior to the effective time of the merger, a director or officer of HMA or any of its subsidiaries or who was as of the date of the merger agreement, or who thereafter commences prior to the effective time of the merger, serving at the request of HMA or any of its subsidiaries as a director or officer of another entity, against all losses incurred in connection with any actual or threatened legal action arising out of or pertaining to the fact that such person is or was an officer or director of HMA or any of its subsidiaries or is or was serving at the request of HMA or any of its subsidiaries as a director or officer of another entity, whether asserted or claimed prior to, at or after the effective time of the merger. The merger agreement provides that, in the event of any such legal action, each such person will be entitled to advancement of expenses incurred in the defense of any such legal action from the surviving company within ten business days of receipt by the surviving company from such person of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the surviving company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. The merger agreement also provides that the surviving company shall cooperate in the defense of any such matter.

The merger agreement also provides that, for six years after the effective time of the merger, the surviving company will maintain in effect the provisions in its certificate of incorporation and by-laws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each indemnified party described above, with respect to facts or circumstances occurring at or prior to the effective time of the merger, on the same basis as set forth in the HMA Charter and HMA By-laws in effect on the date of the merger agreement, which provisions may not be amended during such time except as required by applicable law or except to make changes permitted by applicable law that would enlarge the scope of the indemnified parties’ indemnification rights thereunder.

For a period of six years after the effective time of the merger, the surviving company must either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by HMA or its subsidiaries or provide substitute policies for HMA and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by HMA in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by HMA with respect to claims arising from facts or events that occurred on or before the effective time of the merger, except that the surviving company will not be required to pay for any one policy year of such insurance policies, more than 250% of the aggregate annual premium most recently paid by HMA prior to the date of the merger agreement, and if the surviving company is unable to obtain such insurance it must obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to such maximum amount, in respect of each policy year within such period. In lieu of such insurance, prior to the closing date of the merger HMA may, at its option (following reasonable consultation with CHS), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for HMA and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage maintained by HMA as of the date of the merger agreement, with such tail policy providing coverage in an amount not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage maintained by HMA as of the date of the merger agreement with respect to claims arising from facts or events that occurred on or before the effective time of the merger. However, in no event may the cost of any such tail policy in respect of any one policy year exceed 250% of the aggregate annual premium most recently paid by HMA prior to the date of the merger agreement in respect of its directors’ and officers’ liability insurance and fiduciary liability insurance policies.

Employee Matters

The merger agreement provides that, from the effective time of the merger through the first anniversary of the effective time of the merger, each employee of HMA or any of its subsidiaries who remains in the employment of CHS or any of its subsidiaries immediately following the effective time of the merger will receive:

•	a base salary and annual cash incentive opportunities (as a percentage of base salary) that are, at CHS’s election, either (1) no lower than the base salary and annual cash incentive opportunities that were provided to such employee immediately prior to the effective time of the merger or (2) substantially comparable to the base salary and annual cash incentive opportunities that CHS or its subsidiaries then provide to similarly situated employees;

•	employee benefits that are, at CHS’s election, either (1) no less favorable in the aggregate than the employee benefits provided to such employee immediately prior to the effective time of the merger or (2) substantially comparable in the aggregate to the employee benefits that CHS or its subsidiaries then provide to similarly situated employees; and

•	severance benefits that are, at CHS’s election, either (1) no less favorable than the severance benefits provided to such employee immediately prior to the effective time of the merger or (2) substantially comparable to the severance benefits that CHS or its subsidiaries then provide to similarly situated employees.

Notwithstanding the foregoing, employees of HMA who are covered by any collective bargaining agreement will receive base salaries, incentives and employee benefits consistent with the applicable collective bargaining agreement.

In addition, CHS has agreed to credit each employee of HMA for service with HMA for purposes of determining eligibility to participate, level of benefits and vesting (other than benefit accruals and early retirement subsidies under any defined benefit pension plan or any equity compensation arrangement) under CHS’s benefit plans, subject to certain exceptions.

From the effective time of the merger through the first anniversary of the effective time of the merger, CHS has agreed to use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any group health plan maintained by CHS, the surviving company or any of their subsidiaries in which continuing HMA employees will be eligible to participate during such period, except to the extent that such limitations would not have been satisfied or waived under the comparable HMA benefit plan for such employee immediately prior to the effective time of the merger. CHS has also agreed to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each continuing HMA employee under the comparable HMA benefit plan during the year in which the effective time of the merger occurs.

For the avoidance of doubt, the merger agreement does not create any obligation on the part of CHS to continue to employ or retain the services of any HMA employee for any period of time following the closing of the merger.

Representations and Warranties

The merger agreement contains representations and warranties by HMA, CHS and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in the disclosure letters delivered by CHS and HMA in connection with the merger agreement.

These representations and warranties relate to, among other things:

•	corporate organization and similar corporate matters;

•	approval and authorization of the merger agreement;

•	capital structure;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement and non-contravention;

•	documents filed with the SEC and financial statements included in those documents;

•	absence of certain changes since March 31, 2013;

•	absence of undisclosed liabilities;

•	taxes;

•	litigation;

•	compliance with applicable laws, licenses and permits;

•	material contracts;

•	information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	provider licenses;

•	Medicare participation and accreditation;

•	inspections and investigations;

•	billing practices, fraud and abuse;

•	physician reportable financial relationships; and

•	brokers fees and expenses.

Additional representations and warranties made only by HMA relate to, among other things, labor matters, benefits matters and ERISA compliance, real and personal properties, intellectual property, agreements with certain governmental entities, environmental matters, opinion of its financial advisor and insurance matters.

Additional representations and warranties made only by CHS and Merger Sub relate to, among other things, ownership of Merger Sub, financing for the merger and ownership of HMA common stock.

The representations and warranties in the merger agreement of each of HMA, CHS and Merger Sub will not survive the consummation of the merger or the termination of the merger agreement pursuant to its terms.

Waiver

At any time prior to the effective time of the merger, the parties may (i) extend the time for the performance of any obligations of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or any document delivered pursuant to the merger agreement, (iii) waive compliance with any of the covenants or conditions contained in the merger agreement, or (iv) subject to certain exceptions relating to the rights of the debt financing sources, waive the satisfaction of any condition contained in the merger agreement. No extension or waiver by HMA will require the approval of its stockholders unless such approval is required by applicable law. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party.

Amendment

The merger agreement may be amended by the parties at any time before or after the merger is approved by HMA stockholders; provided, however, that (i) after the merger has been approved by HMA stockholders, there may be made no amendment that requires further approval by the HMA stockholders without the further approval of the HMA stockholders, and (ii) except as provided above, no amendment of the merger agreement may be submitted to be approved by the HMA stockholders unless required by applicable law. The merger agreement may not be amended except in a writing signed on behalf of each of the parties and certain sections are prohibited from being amended in a manner that would be adverse to CHS’s financing sources without the prior written consent of CHS’s financing sources.

Governing Law; Jurisdiction; Waiver of Jury Trial

The parties have agreed that the merger agreement and all claims, actions and proceedings arising out of or relating to the merger agreement, any of the transactions contemplated by the merger agreement or the actions of CHS, Merger Sub or HMA in the negotiation, administration, performance and enforcement thereof will be governed by Delaware law. Each party has irrevocably submitted to the exclusive jurisdiction of the Delaware

Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware) in any dispute, claim or cause of action arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement. Each party has further irrevocably and unconditionally waived any right such party may have to a trial by jury with respect to any litigation directly or indirectly arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement.

Specific Performance

The merger agreement provides that the parties will be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the performance of the terms and provisions thereof, including the right of a party to cause the other parties to consummate the merger, this being in addition to any other remedy to which they are entitled at law or in equity. The parties also agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason.

Merger Agreement Amendment

On September 24, 2013, CHS, Merger Sub and HMA entered into an amendment and consent to the merger agreement, referred to as the merger agreement amendment, in order to, among other things:

•	permit HMA to engage Lazard and UBS, collectively referred to as the additional financial advisors, to analyze the business and financial condition of HMA and the financial terms of the merger;

•	provide that if HMA requests either of the additional financial advisors to render an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of HMA common stock in the merger, such opinion will be delivered by no later than November 19, 2013;

•	provide that if (i) either of the additional financial advisors renders an opinion containing any conclusion that the merger consideration to be received by the holders of HMA common stock in the merger is other than fair, from a financial point of view, to such holders or that is inconsistent in any respect with (A) the written opinion of Morgan Stanley dated July 29, 2013, which is attached as Annex C to this proxy statement/prospectus, or (B) the HMA board of directors’ recommendation that the HMA stockholders adopt the merger agreement, (disregarding any customary qualifications and disclaimers set forth in the opinion), or (ii) either of the additional financial advisors is requested by the HMA board of directors to render an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of HMA common stock in the merger and any such additional financial advisor is unable or unwilling to conclude that the merger consideration to be received by the holders of HMA common stock in the merger is fair, from a financial point of view, to such holders, then the occurrence of any of those events will be deemed to be a company adverse recommendation change for all purposes of the merger agreement (including for purposes of triggering CHS’s termination rights thereunder and, if CHS elects to so terminate the merger agreement, the obligation of HMA to pay a termination fee of $109 million to CHS); and

•	provide that notwithstanding HMA’s rights under the merger agreement to adjourn, recess or postpone the HMA special meeting in certain limited circumstances, in no event may the HMA special meeting be held on, adjourned, recessed or postponed to a date that is on or after the third business day prior to April 30, 2014 without CHS’s prior written consent.

DESCRIPTION OF THE CVRS

Contingent Value Rights Agreement

The rights of holders of the CVRs will be governed by and subject to the terms and conditions of a contingent value rights agreement, referred to as the “CVR agreement”, to be entered into between CHS and a trustee mutually acceptable to CHS and HMA prior to the completion of the merger. The following describes certain material provisions of the CVR agreement, a form of which is attached as Annex B to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the CVR agreement. This summary does not purport to be complete and may not contain all of the information about the CVR agreement that is important to you. CHS and HMA encourage you to read carefully the CVR agreement in its entirety before making any decisions regarding the merger.

Characteristics of the CVRs

The CVRs are not equity or voting securities of CHS, do not represent ownership interests in CHS and holders of the CVRs are not entitled to any rights of a shareholder or other equity or voting security of CHS, either at law or in equity. The rights of the CVR holders will be limited to those expressly provided for in the CVR agreement.

CVR Payment Amount

Following the Final Resolution (as described below) of the Existing Litigation (as described below), a holder of a CVR shall be entitled to a one-time cash payment of up to $1.00 per CVR, subject to reduction as follows:

•	If the aggregate amount of Losses (as described below) exceeds $18 million (the “Deductible”), then the amount payable in respect of each CVR shall be reduced (but not below zero) by an amount equal to the quotient obtained by dividing: (a) the product of (i) all Losses in excess of the Deductible and (ii) 90%; by (b) the number of CVRs outstanding on the date on which Final Resolution of the Existing Litigation occurs.

•	The amount payable in respect of each CVR, if any, after taking into account any applicable reduction as described above, is referred to in this proxy statement/prospectus as the “CVR Payment Amount.”

For purposes of the CVR agreement, the term “Final Resolution” means (i) receipt of written confirmation from each applicable domestic (federal or state) or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof that it has closed its investigation into HMA with respect to the Existing Litigation or (ii) resolution of the Existing Litigation pursuant to a written settlement agreement, consent decree or other final non-appealable judgment by a court of competent jurisdiction.

For purposes of the CVR agreement, the term “Existing Litigation” means any litigation, investigation (whether formal or informal, including subpoenas), or other action or proceeding involving the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice, the SEC or any other domestic (federal or state) or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof, relating to whether HMA or any of its affiliates (other than, for the avoidance of doubt, CHS and its subsidiaries) violated any law, and any civil litigation or other action or proceeding, including any shareholder or derivative action or proceeding, arising out of or relating to the foregoing, in each case existing on or prior to the date of the merger agreement. However, Existing Litigation will not include any such litigation, investigation or other action or proceeding involving only individuals or entities other than HMA unless HMA is required to indemnify Losses incurred by those individuals or entities.

For purposes of the CVR agreement, the term “Losses” means the amount of all losses, damages, costs, fees and expenses (including, without limitation, attorneys’ fees and expenses), and all fines, penalties, settlement amounts, indemnification obligations and other liabilities, in each case arising out of or relating to the Existing Litigation that are paid by CHS or any of its affiliates (including HMA) at any time prior to the CVR Payment Date. However, Losses will not include (i) the costs associated with any change to HMA’s policies, procedures or practices, or (ii) the loss of any (A) licenses or (B) rights and privileges to participate in government sponsored programs even if required under a settlement agreement, consent decree or other final non-appealable judgment by a court of competent jurisdiction. The amount of any Losses shall be net of any amounts actually recovered by CHS or any of its wholly owned subsidiaries under insurance policies.

CVR Payment Date

The CVR Payment Amount, if any, will be paid on a date (referred to in this proxy statement/prospectus as the “CVR Payment Date”) established by CHS that is no later than sixty (60) days after the date on which Final Resolution of the Existing Litigation occurs. The CVRs do not have a finite payment date.

All payments in respect of the CVRs will be made to holders of record of the CVRs as of the CVR Payment Date. Amounts payable by CHS in respect of the CVRs will be considered paid on the date due if on such date the trustee or paying agent under the CVR agreement holds money sufficient to pay all such amounts then due in accordance with the CVR agreement. CHS and the paying agent under the CVR agreement will be entitled to deduct and withhold from any amount payable in respect of the CVRs any amounts that they reasonably determine are required to be deducted and withheld under applicable tax law.

Calculation of CVR Payment Amount

The CVR agreement provides that all determinations with respect to the calculation of the CVR Payment Amount will be reasonably made by CHS in good faith and will be binding on the CVR holders absent manifest error. CHS may, and at the request of the trustee under the CVR agreement shall, at CHS’s sole cost and expense, reasonably select an independent third-party financial, accounting, valuation, appraisal or other advisor to assist it in calculating the amount of the CVR Payment Amount. If such an independent advisor is engaged, CHS will be entitled to conclusively rely on the reports of the independent advisor in determining the CVR Payment Amount and all calculations of the independent advisor will be binding on the CVR holders absent manifest error. In the event that a Final Resolution involves a settlement which includes claims that are not included in the Existing Litigation, the Company or the independent advisor, as the case may be, will calculate in good faith the amount of Losses that are properly attributed to the Existing Litigation, on the one hand, and such other claims, on the other hand.

Management of Existing Litigation

The CVR agreement provides that CHS shall be entitled to fully control the management and disposition of any Existing Litigation, including with respect to the defense, negotiation or settlement thereof, and all decisions relating thereto. The CVR agreement also provides that CHS shall keep the trustee and the CVR holders reasonably informed, on a timely basis (and in no event less than a quarterly basis) with respect to the status of the Existing Litigation, provided that as long as CHS remains subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, the disclosure provided under “Legal Proceedings” in its annual report on Form 10-K and its quarterly reports on Form 10-Q will satisfy this informational requirement.

Issuance of CVRs

One CVR will be issued following the completion of the merger in respect of each share of HMA common stock outstanding immediately prior to the effective time of the merger (other than shares owned by HMA as treasury stock, shares owned by CHS or any subsidiary of CHS (including Merger Sub) or HMA, and shares held by holders properly exercising appraisal rights under the DGCL). The CVRs will be issued in certificated form.

Transferability of CVRs; Listing

The CVRs will be freely transferable and may be sold, transferred or otherwise disposed of as long as the sale, transfer or other disposition is made in accordance with the applicable provisions of the CVR agreement and applicable law.

CHS has agreed to use reasonable best efforts to maintain a listing of the CVRs for trading on the New York Stock Exchange or NASDAQ Capital Market, or if unable to be listed on the New York Stock Exchange or NASDAQ Capital Market, on another national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board, for so long as the CVRs remain outstanding. Notwithstanding its efforts, CHS may be unable to maintain the CVRs to be listed for trading. However, the listing of the CVRs is a condition to HMA’s obligations to effect the merger.

Registration and Transfers

CHS has agreed to cause to be kept at the office of the trustee under the CVR agreement a register in which, subject to such reasonable regulations as CHS may prescribe, CHS will provide for the registration and transfer of the CVRs.

Upon surrender for registration of transfer of any CVR at the office or agency of CHS designated by CHS, CHS will execute, and the trustee will authenticate and deliver, in the name of the designated transferee or transferees, one or more new CVR certificates representing the same aggregate number of CVRs represented by the CVR certificate so surrendered that are to be transferred and CHS will execute and the trustee will authenticate and deliver, in the name of the transferor, one or more new CVR certificates representing the aggregate number of CVRs represented by such CVR certificate that are not to be transferred.

No service charge will be made for any registration of transfer or exchange of CVRs, but CHS may require payment of a sum sufficient to cover any tax or other similar governmental charge that may be imposed in connection with any registration of transfer or exchange of CVRs.

Subordination

The CVRs are unsecured obligations of CHS and all payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all senior obligations of CHS. Senior obligations of CHS under the CVR agreement include the amount of certain specified losses arising out of or relating to certain existing litigation matters involving HMA and any existing or future obligations of CHS, including the principal of, premium (if any), interest on, and all other amounts owing thereon:

•	with respect to borrowed money;

•	evidenced by notes, debentures, bonds or other similar debt instruments;

•	with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions;

•	reimbursement obligations in respect of letters of credit and similar obligations;

•	in respect of capital leases; and

•	guarantees in respect of the obligations referred to in the preceding bullet points.

CHS’s senior obligations under the CVR agreement do not include, among other things:

•	the CVR agreement and the CVRs and any rights or claims relating thereto;

•	trade debt incurred in the ordinary course of business;

•	any intercompany indebtedness between the CHS and any of its subsidiaries or affiliates;

•	indebtedness of CHS that is subordinated in right of payment to senior obligations;

•	indebtedness or other obligations of CHS that by its terms ranks equal or junior in right of payment to payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto;

•	indebtedness of CHS that, by operation of law, is subordinate to any general unsecured obligations of CHS;

•	indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto;

•	indebtedness consisting of the deferred purchase price for property or services, including earn-out and milestone payments and contingent value rights; or

•	indebtedness that is contractually non-recourse to the general credit of CHS.

Upon any distribution to creditors of CHS in a liquidation or dissolution of CHS or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to CHS or its property, in an assignment for the benefit of creditors or any marshaling of CHS’s assets and liabilities, the holders of CHS’s senior obligations will be entitled to receive payment in full in respect thereof before the CVR holders will be entitled to receive any payment under the CVRs.

Reporting Obligations

The CVR agreement provides that CHS will file with the trustee the following:

•	within 15 days after CHS files the same with the SEC, copies of the annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q and of the information, documents and other reports (or copies of such portions of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CHS is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act;

•	if CHS does not file annual reports filed on Form 10-K or quarterly reports on Form 10-Q with the SEC, within 45 days after the end of the first three fiscal quarters of each fiscal year, quarterly information, and, within 90 days after each fiscal year, annual financial information, in each case calculated in accordance with GAAP consistently with the application of such standards in either CHS’s prior quarterly reports on Form 10-Q or annual reports on Form 10-K, as applicable; and

•	copies of any quarterly financial information or earnings reports made public by CHS or made available on CHS’s website, within 15 days after such information or reports are furnished or otherwise made public or available.

In addition CHS is required to file with the trustee such additional information, documents and reports with respect to compliance by CHS with the conditions and covenants of the CVR agreement as may be required from time to time by the rules and regulations of the SEC and is required to make available to the CVR holders the same materials on CHS’s website on the same date that such materials are filed with the SEC.

If CHS has timely filed with the SEC’s EDGAR system (or any successor system) the reports described above, CHS will be deemed to have satisfied these reporting requirements.

Breach

Each one of the following events constitutes a breach of the CVR agreement:

•	failure to pay all or any part of any CVR Payment Amount after a period of ten (10) business days after such CVR Payment Amount shall become due and payable;

•	material breach in the performance, or breach in any material respect, of any other covenant or warranty in respect of the CVRs, and continuance of such breach for a period of ninety (90) days after written notice has been given to CHS;

•	a court of competent jurisdiction entering a decree or order for relief in respect of CHS in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) for CHS or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days; and

•	CHS commencing a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consenting to the entry of an order for relief in an involuntary case under any such law, or consenting to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) for CHS or for any substantial part of its property, or making any general assignment for the benefit of creditors.

The CVR agreement provides that, except where authorization and/or appearance of each of the CVR holders is required by applicable law, if a breach described above occurs and is continuing, then, either the trustee may, by notice in writing to CHS, or the trustee shall, upon the written request of holders of 30% of the outstanding CVRs by notice in writing to CHS and the trustee, bring suit to protect the rights of the CVR holders, including to obtain payment for any amounts then due and payable, which amounts will bear interest, at a per annum rate equal to the prime rate of interest quoted by Bloomberg, or a similar reputable data source, plus three percent (3%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable law, until payment is made to the trustee.

The CVR agreement provides that CHS must file with the trustee written notice of the occurrence of any breach of the CVR agreement within five (5) business days of its becoming aware of any such breach.

Amendment of CVR Agreement without Consent of CVR Holders

Without the consent of any CVR holders, CHS and the trustee may amend the CVR agreement for any of the following purposes:

•	to convey, transfer, assign, mortgage or pledge to the trustee as security for the CVRs any property or assets;

•	to evidence the succession of another person to CHS, and the assumption by any such successor of the covenants of CHS in the CVR agreement and in the CVRs;

•	to add to CHS’s covenants such further covenants, restrictions, conditions or provisions as its chief executive officer and/or board of directors and the trustee shall consider to be for the protection of CVR holders, and to make the occurrence, or the occurrence and continuance, of a breach of any such additional covenants, restrictions, conditions or provisions a breach permitting the enforcement of all or any of the several remedies provided in the CVR agreement, provided that in respect of any such additional covenant, restriction, condition or provision, such amendment may (1) provide for a particular grace period after breach, (2) provide for an immediate enforcement upon such breach, (3) limit the remedies available to the trustee upon a breach, or (4) limit the right of the holders representing at least 30% of the outstanding CVRs to waive a breach;

•	to cure any ambiguity, to correct or supplement any provision in the CVR agreement or in the CVRs which may be defective or inconsistent with any other provision in the CVR agreement, provided that these provisions shall not adversely affect the interests of the CVR holders;

•	to make any other provisions with respect to matters or questions arising under the CVR agreement, provided that such provisions shall not adversely affect the interests of the CVR holders;

•	to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

•	to make any change that does not adversely affect the interests of the CVR holders.

Amendment of CVR Agreement with Consent of CVR Holders

With the consent of the holders of at least a majority of the outstanding CVRs, CHS and the trustee may make other amendments to the CVR agreement, provided that no such amendment shall, without the consent of each holder of a CVR affected thereby:

•	modify in a manner adverse to the CVR holders (1) any provision contained in the CVR agreement with respect to the termination of the CVR agreement or the CVRs, or (2) the time for payment or amount of any CVR Payment Amount or otherwise extend the time for payment of the CVRs or reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date;

•	reduce the number of CVRs; or

•	modify any of the provisions of the CVR agreement regarding amendments to the CVR agreement with the consent of CVR holders, except to increase the percentage of outstanding CVRs required for an amendment or to provide that certain other provisions of the CVR agreement cannot be modified or waived without the consent of each CVR holder affected by such modification or waiver.

Trust Indenture Act

If any provision of the CVR agreement conflicts with any provision required to be included in the CVR agreement by any provision of the Trust Indenture Act, such required provision shall control. The terms of the CVRs include those that will be stated in the CVR agreement and those that will be made part of the CVR agreement by reference to the applicable provisions of the Trust Indenture Act.

Purchases by CHS and Affiliates

The CVR agreement expressly permits CHS or any of its subsidiaries or affiliates to acquire some or all of the CVRs, whether in open market transactions, private transactions or otherwise. Prior to any acquisition of any CVRs, CHS must publicly disclose the amount of CVRs which it has been authorized to acquire. CHS must also report in its quarterly reports the amount of CVRs it has been authorized to acquire as well as the amount of CVRs CHS has acquired, in each case as of the end of the quarterly period reported in such quarterly report.

Cancellation of CVRs

All CVRs surrendered for payment, registration of transfer or exchange shall, if surrendered to any person other than the trustee, be delivered to the trustee and promptly cancelled. CHS may, at any time, deliver to the trustee for cancellation any CVRs previously authenticated and delivered which CHS may have acquired in any manner, and all CVRs so delivered shall be promptly canceled by the trustee. No CVRs shall be authenticated in lieu of or in exchange for any cancelled CVRs.

DESCRIPTION OF CHS CAPITAL STOCK

The following description of CHS capital stock is only a summary. You should refer to the CHS Charter and the CHS By-laws for the actual terms of CHS capital stock. These documents are filed as exhibits to this proxy statement/prospectus.

Authorized Capital Stock

CHS is authorized to issue up to 400,000,000 shares of capital stock, of which 100,000,000 may be shares of preferred stock, par value $.01 per share, and 300,000,000 may be shares of common stock, par value $.01 per share. As of July 23, 2013, 94,811,539 shares of CHS common stock were issued and outstanding. As of the date hereof, 100,000,000 shares of CHS preferred stock are authorized, but no shares of CHS preferred stock have been issued or are outstanding.

Common Stock

Holders of CHS common stock are entitled to one vote for each share on all matters voted on by CHS stockholders. Holders of CHS common stock do not have cumulative voting rights in the election of directors. Holders of CHS common stock do not have any preemptive right to subscribe for or purchase any of CHS’s securities of any class or kind.

Holders of CHS common stock do not have any subscription, redemption or conversion privileges. Subject to the preferences or other rights of any CHS preferred stock that may be issued from time to time, holders of CHS common stock are entitled to participate ratably in dividends on the CHS common stock as declared by the CHS board of directors. Holders of CHS common stock are entitled to share ratably in all assets available for distribution to CHS stockholders in the event of CHS’s liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of CHS preferred stock.

Preferred Stock

Subject to limitations prescribed by law, the CHS board of directors is authorized to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of any series of CHS preferred stock. Issuances of CHS preferred stock would be subject to the applicable rules of the New York Stock Exchange or other organizations on whose systems CHS stock may then be quoted or listed. Depending upon the terms of CHS preferred stock established by the CHS board of directors, any or all series of CHS preferred stock may have preference over the CHS common stock with respect to dividends and other distributions and upon CHS’s liquidation. Issuance of any such shares with voting powers would dilute the voting power of the outstanding CHS common stock.

Certain Provisions Affecting Control of CHS

General

Certain provisions of the CHS Charter may delay or make more difficult acquisitions or changes of control of CHS not approved by the CHS board of directors. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of CHS, although these kinds of proposals, if made, might be considered desirable by a majority of CHS stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of CHS’s current management without the concurrence of the CHS board of directors.

Number of Directors; Removal; Vacancies

The CHS Charter provides that the number of CHS directors will be determined from time to time exclusively by a vote of a majority of the CHS board of directors then in office. The CHS Charter also provides that the CHS board of directors has the exclusive right to fill vacancies, including vacancies created by expansion of the CHS board of directors. This provision could have the effect of discouraging a potential acquiror from attempting to obtain control of CHS. The CHS Charter further provides that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the shares of CHS capital stock then entitled to vote in the election of directors. This provision, in conjunction with the provision authorizing the CHS board of directors to fill vacant directorships, could prevent CHS stockholders from removing certain incumbent directors without cause and filling the resulting vacancies with their own nominees.

Election of Directors

The CHS By-laws provide that a nominee for director shall be elected to the CHS board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of CHS stockholders for which (i) the Secretary of CHS receives a notice that a stockholder has nominated a person for election to the CHS board of directors in compliance with the advance notice requirements for stockholder nominees set forth in the CHS By-laws and (ii) such nomination has not been withdrawn by such stockholder on or before the 10th day before CHS first mails its notice of meeting for such meeting to the CHS stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. The CHS Charter provides that, at each annual meeting of stockholders, all directors shall be elected for terms expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified.

Advance Notice for Raising Business or Making Nominations at Meetings

The CHS By-laws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders and for nominations by CHS stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. As described more fully in the CHS By-laws, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, the CHS board of directors, or by an CHS stockholder who has given to CHS’s Corporate Secretary timely written notice, in proper form, of the CHS stockholder’s intention to bring that business before the meeting. The presiding officer at a stockholders meeting has the authority to make these determinations. Only persons who are nominated by, or at the direction of, the CHS board of directors, or who are nominated by a CHS stockholder who has given timely written notice, in proper form, to CHS’s Corporate Secretary prior to a meeting at which directors are to be elected will be eligible for election as a CHS director.

These provisions could make it more difficult for CHS stockholders to raise matters affecting control of CHS, including tender offers, business combinations or the election or removal of directors, for a stockholder vote.

Amendments to the CHS By-laws

The CHS Charter and the CHS By-laws provide that the CHS board of directors and the CHS stockholders (by affirmative vote of the holders of at least a majority of the voting power) may adopt, amend, alter, rescind or repeal the CHS By-laws. These provisions could make it difficult for stockholders to amend or repeal any provisions of the CHS By-laws adopted by the CHS board of directors or to adopt any by-law provisions opposed by the CHS board of directors.

Amendment of the CHS Charter

Any proposal to amend, alter, change or repeal any provision of the CHS Charter requires approval by the affirmative vote of both a majority of the members of the CHS board of directors then in office and a majority vote of the voting power of all of the shares of CHS capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision, which is the minimum approval required under the DGCL, could make it more difficult for CHS stockholders to amend, alter, change or repeal any provision of the CHS Charter, including a provision affecting control of CHS.

CHS Preferred Stock and Additional CHS Common Stock

Under the CHS Charter, the CHS board of directors has the authority to provide by board resolution for the issuance of preferred shares of one or more series and to fix the terms and conditions of each such series. The authorized shares of CHS preferred stock, as well as authorized but unissued shares of CHS common stock, are available for issuance without further action by CHS stockholders, unless stockholder action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which any class or series of CHS stock may then be listed.

These provisions give the CHS board of directors the power to issue CHS preferred stock, or additional shares of CHS common stock, that could, depending on the terms of the stock, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, issuing new shares might impede a business combination if the terms of those shares include voting rights which enable a holder to block business combinations; alternatively, issuing new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Delaware Business Combination Statute

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. However the CHS Charter currently contains a provision pursuant to which CHS elects not to be governed by Section 203 of the DGCL.

Transfer Agent and Registrar

Registrar and Transfer Company is the transfer agent and registrar for CHS common stock.

COMPARISON OF RIGHTS OF HOLDERS OF CHS COMMON STOCK AND HMA COMMON STOCK

The following is a summary of the material differences between the rights of holders of CHS common stock and the rights of holders of HMA common stock, but it is not a complete description of those differences. These differences arise from the governing documents of the two companies, including the CHS Charter, the CHS By-laws, the HMA Charter and the HMA By-laws. CHS and HMA are both Delaware corporations and are governed by the DGCL. After completion of the merger, the rights of HMA stockholders who become CHS stockholders will be governed by the DGCL, the CHS Charter and the CHS By-laws. CHS and HMA urge you to read each of the CHS Charter, the CHS By-laws, the HMA Charter and the HMA By-laws in their entirety. For additional information, see “Where You Can Find More Information” below.

	CHS	HMA
Authorized Capital Stock	CHS is authorized to issue 400,000,000 shares of capital stock divided into two classes consisting of:	HMA is authorized to issue 755,000,000 shares of capital stock divided into two classes consisting of:

	(1) 300,000,000 shares of common stock, par value $0.01 per share; and	(1) 750,000,000 shares of class A common stock, par value $0.01 per share; and

	(2) 100,000,000 shares of preferred stock, par value $0.01 per share.	(2) 5,000,000 shares of preferred stock, par value $0.01 per share.

Rights of Preferred Stock	The CHS Charter provides that the CHS board of directors is authorized to determine the voting powers (full or limited, or no voting powers) and the preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof.	The HMA Charter provides that the HMA board of directors may issue shares of HMA preferred stock in one or more series with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof.

Number of Directors	The CHS Charter states that the number of directors may be increased or decreased by a majority vote of directors without shareholder approval, but in no event shall the number be fewer than three. There are currently eight directors serving on the CHS board of directors.	The HMA By-laws provide that the number of directors constituting the whole board shall be determined from time to time by resolution of the HMA board of directors or by the stockholders at an annual meeting. There are currently eight directors serving on the HMA board of directors.

Election of Directors	The CHS By-laws provide that a nominee for director shall be elected to the CHS board of directors if the votes cast for such nominee’s election exceed the	The HMA By-laws provide that a plurality of the votes cast at an annual meeting of stockholders or a special meeting of the stockholders called for the

	CHS	HMA

	votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of CHS stockholders for which (i) the Secretary of CHS receives a notice that a stockholder has nominated a person for election to the CHS board of directors in compliance with the advance notice requirements for stockholder nominees set forth in the CHS By-laws and (ii) such nomination has not been withdrawn by such stockholder on or before the 10th day before CHS first mails its notice of meeting for such meeting to the CHS stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.	purpose of electing directors shall elect directors.

Cumulative Voting	The CHS Charter and CHS By-laws provide that except as otherwise required by law, every holder of CHS common stock shall be entitled to one vote on each matter properly submitted to the CHS stockholders for their vote, in person or by proxy, for each share of CHS common stock standing in such holder’s name on the books of CHS.	The HMA Charter prohibits the use of cumulative voting for any election of directors.

Classification of Board of Directors	The CHS board of directors is not classified.	The HMA board of directors is not classified.

Removal of Directors	The CHS Charter provides that directors may be removed from office at any time, with or without cause, in each case at a meeting called for that purpose and only by the affirmative vote of the holders of at least a majority of the voting power of all issued and	The HMA By-laws provide that any director or the entire HMA board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of the directors.

	CHS	HMA

outstanding shares of CHS entitled to vote generally in the election of directors.

Board Vacancies	The CHS Charter provides that newly created directorships resulting from any increase in the number of directors or any vacancies in the CHS board of directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause shall, unless otherwise provided by law or by resolution of the CHS board of directors, be filled only by a majority vote of the directors then in office, even if less than a quorum is then in office, or by the sole remaining director, and shall not be filled by stockholders. Directors elected to fill a newly created directorship or other vacancies shall hold office for the remainder of the full term and until such director’s successor has been elected and has qualified.	The HMA By-laws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by (i) the stockholders or (ii) a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, unless sooner removed from office. Notwithstanding the above, vacancies on the HMA board of directors resulting from the removal of directors by the stockholders shall be filled only by the stockholders. If, at the time of filling any vacancy or any newly created directorship, the remaining directors constitute less than a majority of the whole board, then a stockholder or stockholders holding at least 10% of the shares with the right to vote can petition the Delaware Court of Chancery to order an election to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors in office.
Director Nominations by Stockholders

The CHS By-laws provide that nominations of persons for election to the CHS board of directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, by any CHS stockholder (i) who is a stockholder of record on the date of the giving of the notice

The HMA By-laws provide that a HMA stockholder who (i) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of the HMA shares) both at the time of giving the notice and at the time

CHS	HMA

provided for in the CHS By-laws and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who provides timely notice.

To be timely, a stockholder’s notice to the Secretary of CHS must be delivered to or mailed and received at the principal executive offices of CHS (i) in the case of an annual meeting, not less than 45 or more than 75 days prior to the first anniversary of the date on which CHS first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the later of the 90th day prior to such special meeting and the 10th day following the day on which public announcement is first made of the date of the special meeting.

of the meeting, (ii) provides timely notice and (iii) is entitled to vote at the meeting, may nominate any person for election to the HMA board of directors at an annual meeting.

To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of HMA not less than 90 days nor more than 120 days prior to the anniversary of the preceding year’s annual meeting; provided, however that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall any adjournment of an annual meeting or the announcement thereof commence a new time period for the giving of timely notice as described above.

	CHS	HMA
Stockholder Nominations and Proposals (Requirements for Delivery and Notice)

In addition to the advance notice requirements described above, the CHS By-laws provide that a stockholder’s notice to the Secretary of CHS must set forth (i) for each person whom the stockholder proposes to nominate for election as a director (a) the name, age, business address and residential address of the person, (b) the principal occupation or employment of the person, (c) the class or series and number of CHS shares which are owned beneficially or of record by the person, (d) a statement whether such person acknowledges CHS’ policy on director resignations following such person’s failure to receive the required vote for re-election at any future meeting at which such person would face re-election (as set forth in CHS’ Board Practice on Director Elections) and (e) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (ii) for the stockholder giving the notice (a) the name and record address of such stockholder, (b) the class or series and number of CHS shares which are owned beneficially or of record by such stockholder, (c) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (d) a

In addition to the advance notice requirements described above, the HMA By-laws provide that a HMA stockholder’s notice given to the Secretary for director nominations must, for the nominating stockholder (and the beneficial owner, if any, on whose behalf the nomination was made), provide (i) (a) the name and address of such stockholder; and (b) the class or series and number of HMA shares that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such stockholder, except that such stockholder shall in all events be deemed to beneficially own any shares of any class or series of HMA as to which such stockholder has a right to acquire beneficial ownership at any time in the future; and (ii) (a) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of HMA shares or with a value derived in whole or in part from the value of any class or series of HMA shares, whether or not such instrument or right shall be subject to settlement in the underlying class or series of HMA shares or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value

CHS	HMA
representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (e) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.	of HMA shares, (b) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such stockholder has or shares a right to vote any shares of any class or series of HMA, (c) any agreement, arrangement, understanding or relationship, including any repurchase or similar “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such stockholder, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of HMA by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder with respect to the shares of any class or series of HMA, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of HMA (“Short Interests”), (d) any rights to dividends on the shares of any class or series of HMA owned beneficially by such stockholder that are separated or separable from the underlying shares of HMA, (e) any proportionate interest in HMA shares or Derivative Instruments or Short Interests held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an

CHS	HMA
interest in such a general partner, (f) any performance related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the price or value of shares of any class or series of HMA, or any Derivative Instrument or Short Interests, if any, (g) any direct or indirect interest of such stockholder in any contract with HMA, any affiliate of HMA or any principal competitor of HMA (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (h) any significant equity interests or any Derivative Instrument or Short Interests in any principal competitor of HMA held by such stockholder, (i) any pending or threatened litigation in which such stockholder is a party or material participant involving HMA or any of its officers or directors, or any affiliate of HMA, or any officers or directors of any affiliates of HMA, (j) any material transaction occurring during the prior twelve (12) months between such stockholder, on the one hand, and HMA, any affiliate of HMA or any principal competitor of HMA, on the other hand, and (k) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the election of directors at the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (k) are

CHS	HMA

referred to as “Disclosable Interests”) and Rule 14a-11 thereunder (or any successor provision); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary business activities of any broker, dealer, commercial bank, trust company or other nominee who is a stockholder solely as a result of being the stockholder directed to prepare and submit the notice required by the HMA By-laws on behalf of a beneficial owner.

The HMA By-laws provide that an HMA stockholder’s notice given to the Secretary for director nominations must set forth as to the nominee, (i) all information with respect to such proposed nominee that would be required to be set forth in the nominating stockholder’s notice, (ii) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and Rule 14a-11 thereunder (or any successor provision thereto), (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past 3 years, and any other material relationships, between or among any nominating stockholder, on

CHS	HMA

the one hand, and each proposed nominee and his or her respective affiliates or associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K (as such Item may be subsequently amended or replaced) if such nominating stockholder were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and (iv) a completed and signed questionnaire, representation and agreement. Additionally, HMA may require any proposed nominee to furnish such other information (i) as may reasonably be required by HMA to determine the eligibility of such proposed nominee to serve as an independent director of HMA in accordance with HMA’s corporate governance guidelines or similar policies then in effect or (ii) that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such proposed nominee.

The above described requirements only apply to nominations sought to be made at an annual meeting of stockholders and shall not apply to the election of directors (i) through action by written consent of stockholders in lieu of a meeting or (ii) at a special meeting of stockholders.

	CHS	HMA
Stockholder Action by Written Consent

The CHS By-laws allow stockholders to act by written consent in lieu of a meeting if such writing is signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The HMA By-laws allow stockholder action to be taken by written consent if signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Certificate of Incorporation Amendments

The CHS Charter and the DGCL provide that any provision of the CHS Charter may be amended, altered, changed or repealed by an affirmative vote of both the majority of directors then in office and the majority of the voting power of all of the shares of CHS capital stock entitled to vote generally in the election of directors, voting together as a single class.

The HMA Charter and the DGCL provide that any provision of the HMA Charter may be amended, altered, changed or repealed by an affirmative vote of both the majority of directors then in office and the majority of the voting power of all of the shares of HMA capital stock entitled to vote generally in the election of directors, voting together as a single class; provided that without the affirmative vote of the holders of at least 70% of the shares of HMA common stock entitled to vote thereon, the provision of the HMA Charter which requires an affirmative vote of the holders of at least 70% of the shares of HMA common stock entitled to vote on certain matters cannot be amended or otherwise modified or repealed.

By-law Amendments

The CHS Charter provides that the CHS board of directors is expressly authorized to adopt, repeal, alter, amend or rescind the CHS By-laws.

In addition, the CHS Charter and the CHS By-laws provide that the CHS By-laws may be adopted, repealed, altered, amended or rescinded by the affirmative vote of the holders of at least a

The HMA Charter provides that the HMA board of directors is expressly authorized to make, alter or repeal the HMA by-laws.

The HMA By-laws provide that the HMA By-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders at any regular meeting of the stockholders or at

	CHS	HMA

	majority of the voting power of all of the issued and outstanding CHS shares entitled to vote thereon.	any special meeting of the stockholders if notice of such alteration, amendment, repeal or adoption of new by-laws is contained in the notice of such special meeting. The HMA board of directors’ power to adopt, amend or repeal the HMA By-laws (expressly conferred in the HMA Charter) does not divest or limit the power of the stockholders to adopt, amend or repeal the HMA By-laws.

Special Meetings of Stockholders

The CHS By-laws provide that special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute may be called by the CHS board of directors, the Chairman of the CHS board of directors (if one has been elected) or the President.

The HMA By-laws provide that special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the HMA Charter, may be called by the chairman of the HMA board of directors or chief executive officer and shall be called by the chief executive officer or secretary at the request in writing of a majority of the HMA board of directors, or at the request in writing of HMA stockholders owning a majority in amount of HMA shares issued and outstanding and entitled to vote.

Notice of Special Meetings of Stockholders

The CHS By-laws provide that notice of each special meeting of stockholders stating the date, place and hour of the meeting and the purpose or purposes of the meeting, shall be given to each stockholder of record entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting.

The HMA By-laws provide that notice shall be given not less than 10 nor more than 60 days before the date of the special meeting to each HMA stockholder entitled to vote at such special meeting.

Proxy	The CHS By-laws provide that each CHS stockholder entitled to vote at any meeting of	The HMA By-laws provide that, at every meeting of the HMA stockholders, each HMA

	CHS	HMA

	stockholders may authorize another person or persons to act for such stockholder by a proxy signed by such stockholder or such stockholder’s attorney-in- fact, or as otherwise authorized in accordance with the DGCL, but that no proxy shall be voted after three years from its date, unless the proxy provides for a longer period.	stockholder shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but that no proxy shall be voted after 3 years from its date, unless the proxy provides for a longer period.

Limitation of Personal Liability of Directors

The CHS Charter provides that to the fullest extent permitted under Delaware law, including the DGCL, a director of CHS shall not be personally liable to CHS or its stockholders for monetary damages for any breach of fiduciary duty as a director.

The HMA Charter provides that a member of the HMA board of directors shall not be personally liable to HMA for monetary damages for a breach of fiduciary duty as a director, except for liability of the director (i) for any breach of the director’s duty of loyalty to HMA or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to the payment of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

The CHS Charter and the CHS By-laws provide that each person who was or is made a party or is threatened to be made a party to or is involved (including as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (“proceeding”), brought by reason

The HMA Charter provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a “proceeding”), by reason of the fact that he or she is or was a director or officer of HMA or is or was serving at the request of HMA as a director, officer, employee or agent of another

	CHS	HMA

	of the fact that such person (the “indemnitee”) is or was a director or officer of CHS or is or was serving at the request of CHS as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as such a director or officer, shall be indemnified and held harmless by CHS (unless such proceeding was brought by or in the right of the indemnitee without the prior written approval of the CHS board of directors) to the fullest extent permitted by law, against all expense, liability, losses and claims (including attorneys’ fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, penalties and amounts to be paid in settlement) actually incurred or suffered by such indemnitee in connection with such proceeding.	corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by HMA to the fullest extent authorized by the DGCL, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however that HMA shall indemnify an indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the HMA board of directors.

DGCL Section 203 Election	The CHS Charter contains a provision pursuant to which CHS elects not to be governed by Section 203 of the DGCL.	The HMA Charter and the HMA By-laws are silent regarding DGCL Section 203.

Vote on Business Combinations	The CHS By-laws provide that all questions shall be decided by a majority of the votes, except where otherwise provided in the CHS Charter, the CHS By-laws or	The HMA Charter provides that, without the affirmative vote of the holders of at least 70% of the shares of common stock entitled to vote thereon, HMA

CHS	HMA

the DGCL. Neither the CHS Charter nor the CHS By-laws provide for different voting procedures for business combinations.	may not (i) merge into or with another entity (provided that a change of control has occurred thereby), (ii) sell, lease, exchange, transfer (by liquidation or otherwise) or otherwise dispose of all or substantially all of its properties and assets (or those of its subsidiaries, taken as a whole), whether in a single transaction or a series of related transactions, or (iii) amend or repeal the HMA Charter provision providing for such supermajority vote requirement. For the purpose of this provision, a “change in control” is deemed to have occurred if and when any entity or entities become the beneficial owner or owners, directly or indirectly, of 50% or more of HMA’s common stock.

LEGAL MATTERS

The validity of the shares of CHS common stock and the CVRs issuable pursuant to the merger will be passed upon for CHS by Kirkland & Ellis LLP.

EXPERTS

CHS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated in this Registration Statement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the effectiveness of Community Health Systems, Inc. and subsidiaries internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

HMA

The consolidated financial statements of Health Management Associates, Inc. appearing in Health Management Associates, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2012 (including the schedule appearing therein), and the effectiveness of Health Management Associates, Inc.’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSIONS OF HMA STOCKHOLDER PROPOSALS

HMA does not intend to hold an annual meeting in 2014 unless the merger is not completed.

In HMA’s proxy statement for its 2013 annual meeting of stockholders, held on May 21, 2013, HMA disclosed that any HMA stockholder who desires to include a proposal in the proxy statement for the 2014 annual meeting would be required to deliver it so that it would be received by HMA by December 9, 2013. In addition, a stockholder is required to meet all requirements under the rules of the SEC necessary to have a proposal included in HMA’s proxy statement.

Under the HMA By-laws, any stockholder who wants to propose a nominee for election as a director, or to present any other proposal, at the 2014 annual meeting is required to notify HMA’s Secretary in writing, which notice must be received at HMA’s headquarters not earlier than January 21, 2014 and not later than February 20, 2014. The HMA By-laws require that the notice contain specific information.

Any proposals would be required to be sent, in writing, to Corporate Secretary, Health Management Associates, Inc., 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

WHERE YOU CAN FIND MORE INFORMATION

CHS and HMA file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by CHS and HMA at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by CHS and HMA, at http://www.sec.gov. You may also access the SEC filings and obtain other information about CHS and HMA through the websites maintained by CHS and HMA, which are http://www.chs.net and http://www.hma.com, respectively. The information contained in those websites is not a part of or incorporated by reference into this proxy statement/prospectus.

CHS has filed with the SEC a registration statement on Form S-4 to register the shares of CHS common stock and CVRs to be issued pursuant to the merger. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of CHS, in addition to being a proxy statement of HMA for the HMA special meeting.

As allowed by SEC rules, this proxy statement/prospectus “incorporates by reference” certain information required to be included in the registration statement on Form S-4 filed by CHS to register the shares of CHS common stock and CVRs to be issued pursuant to the merger and the exhibits to the registration statement, which means that important information can be disclosed to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. Statements contained in this proxy statement/prospectus, or in any document incorporated by reference in this proxy statement/prospectus regarding the content of any contract or other document, are not necessarily complete, and each of these statements is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

This proxy statement/prospectus incorporates by reference the documents set forth below that CHS and HMA have previously filed with the SEC as well as all documents filed by CHS and HMA pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the HMA special meeting (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

CHS

•	CHS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	CHS’s Proxy Statement on Schedule 14A filed on April 5, 2013;

•	CHS’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013; and

•	CHS’s Current Reports on Form 8-K filed on March 1, 2013, March 8, 2013, May 23, 2013, July 30, 2013, August 13, 2013, September 25, 2013, October 10, 2013 and November 13, 2013 (other than documents or information not deemed to be filed).

You may request a copy of these filings free of charge by writing or telephoning CHS at:

Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Attention: Investor Relations

Telephone: (615) 465-7000

As disclosed in CHS’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed on April 30, 2013, CHS’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, filed on July 30, 2013, and CHS’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed on October 31, 2013, CHS revised its segment information to reflect the fact that its hospital management services operations no longer meet the criteria as an operating segment. This change had no impact on the number of reportable segments disclosed in CHS’s consolidated financial statements, and had no impact on CHS’s financial condition, results of operations or cash flows, and is considered immaterial to the footnotes to CHS’s consolidated financial statements. The prior year financial information for reportable segments will be revised for all periods in future CHS filings.

HMA

•	HMA’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012;

•	HMA’s Proxy Statement on Schedule 14A, filed on April 8, 2013 in connection with HMA’s 2013 annual meeting of stockholders, held on May 21, 2013;

•	HMA’s Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 31, 2013 and June 30, 2013 and on Form 10-Q for the quarterly period ended September 30, 2013; and

•	HMA’s Current Reports on Form 8-K filed on January 18, 2013, February 22, 2013, March 21, 2013, May 22, 2013, May 24, 2013, May 29, 2013, July 8, 2013, July 30, 2013 (accepted at 5:26:07 p.m.), August 2, 2013 (accepted at 7:15:41 a.m.), August 2, 2013 (accepted at 5:14:49 p.m.), August 12, 2013, August 13, 2013, August 16, 2013, September 17, 2013, September 25, 2013, November 5, 2013, November 12, 2013, November 13, 2013 (accepted at 6:02:33 a.m.) and November 13, 2013 (accepted at 4:09:05 p.m.) (other than documents or information not deemed to be filed).

You may request a copy of these filings free of charge by writing or telephoning HMA at:

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, Florida 34108

Attention: Investor Relations

Telephone: (239) 598-3131

Any statements made in a document incorporated by reference in this proxy statement/prospectus are deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement in this proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statements made in this proxy statement/prospectus are deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. This proxy statement/prospectus is dated November [—], 2013 and is based on information as of November [—], 2013 or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. Neither the mailing of this statement/prospectus to HMA stockholders nor the issuance of CHS common stock or CVRs in the merger create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of July 29, 2013,

by and among

HEALTH MANAGEMENT ASSOCIATES, INC.

COMMUNITY HEALTH SYSTEMS, INC.

and

FWCT-2 ACQUISITION CORPORATION

A-i

(continued)

A-ii

(continued)

A-iii

INDEX

Acceptable Confidentiality Agreement	72
Action	72
Adverse Recommendation Change	45
Affiliate	72
Agreement	1
Alternate Financing	58
Alternative Proposal	48
Applicable Law(s)	73
Benefit Period	62
Business Day	73
Capitalization Date	11
Cash Consideration	3
Certificate	3
Certificate of Merger	2
Closing	1
Closing Date	1
Code	73
Collective Bargaining Agreement	73
Commitment Letter	35,59
Company	1
Company Benefit Plans	17
Company Board	1
Company By-laws	10
Company Capital Stock	11
Company Charter	10
Company Common Stock	2
Company Convertible Notes	11
Company Deferred Stock Award	73
Company Disclosure Letter	9
Company Equity Award Consideration	73
Company Indemnified Parties	55
Company Material Adverse Effect	73
Company No-Vote Termination Fee	69
Company Performance Cash Award	73
Company Preferred Stock	11
Company Provider	73
Company Recommendation	10
Company Restricted Stock Award	73
Company Rights Plan	73
Company SEC Documents	13
Company Securities	12
Company Stock Option	73
Company Stock Plans	74
Company Stockholder Approval	10
Company Stockholders Meeting	10
Company Systems	24
Confidentiality Agreement	52
Continuing Employee	62
Contract	74

CVR	3
CVR Agreement	1
CVR Certificate	3
CVR Consideration	3
Debt Tender Offer	60
Debt Tender Offers	60
Delaware Courts	83
DGCL	1
Dissenting Shares	7
DOJ	74
Effective Time	2
End Date	67
Environmental Laws	74
ERISA	74
ERISA Affiliate	74
Exchange Act	74
Exchange Fund	4
Exchange Ratio	3
Existing Litigation	74
Facility	74
Financing	57,59
Financing Sources	74
Form S-4	22
FTC	75
GAAP	75
Government Sponsored Health Care Programs	75
Governmental Entity	75
Health Care Laws	75
Health Care Programs	76
Hospitals	76
HSR Act	76
Indebtedness	76
Intellectual Property Rights	76
Intervening Event	48
Intervening Event Recommendation Change	46
IRS	17
Knowledge	77
Leased Real Property	77
Leases	77
Legal Restraints	65
Lenders	35
Letter of Transmittal	4
Lien	77
Marketing Period	77
Material Adverse Effect	78
Maximum Amount	56
Merger	1

A-iv

INDEX

(continued)

Merger Consideration	3
Merger Sub	1
NYSE	79
Order	79
Owned Real Property	79
Parent	1
Parent Board	1
Parent By-laws	28
Parent Capital Stock	29
Parent Charter	28
Parent Common Stock	3
Parent Contract	36
Parent Credit Agreement	79
Parent Disclosure Letter	28
Parent Material Adverse Effect	79
Parent Preferred Stock	29
Parent Provider	79
Parent Restricted Shares	29
Parent SEC Documents	32
Parent Securities	30
Parent Stock Options	29
Paying Agent	4
Permits	79

Permitted Liens	80
Person	80
Provider(s)	80
Proxy Statement	49
Regulatory Laws	80
Related Persons	27
Required Antitrust Approvals	13
Required Information	59
SEC	81
Securities Act	81
Series A Preferred Stock	11
Stock Consideration	3
Subsidiary	81
Superior Proposal	48
Surviving Company	1
Takeover Laws	11
Tax Returns	81
Taxes	81
Termination Fee	69
Transaction Litigation	64
Trust Indenture Act	31
Trustee	1
Withdrawal Liability	81

A-v

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 29, 2013, by and among Health Management Associates, Inc., a Delaware corporation (the “Company”), Community Health Systems, Inc., a Delaware corporation (“Parent”), and FWCT-2 Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the board of directors of Parent (the “Parent Board”), the board of directors of the Company (the “Company Board”) and the board of directors of Merger Sub have approved and declared advisable this Agreement and the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe various conditions to the Merger; and

WHEREAS, as of or prior to the Closing, Parent and a trustee mutually agreeable to Parent and the Company (the “Trustee”) will enter into a Contingent Value Rights Agreement substantially in the form attached hereto as Exhibit A (the “CVR Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”). The Merger shall have the effects set forth in the applicable provisions of the DGCL.

Section 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York, 10022 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or, to the extent permitted by Applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. Notwithstanding anything herein to the contrary and notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing), the Closing shall take place instead on the earlier to occur of (a) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (b) the last day of the Marketing Period, but in each case subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions set forth in Article VII.

Section 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and at or prior to the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04. Certificate of Incorporation and By-Laws. At the Effective Time, (i) the Company Charter shall be amended in the Merger to be the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Health Management Associates, Inc.”) and until thereafter further amended in accordance with its terms and as provided by the DGCL, shall be the amended and restated certificate of incorporation of the Surviving Company, and (ii) the Company By-laws shall be amended in the Merger to read as the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Health Management Associates, Inc.”), and as so amended shall be the by-laws of the Surviving Company until thereafter amended in accordance with its terms and as provided by the DGCL or in the amended and restated certificate of incorporation or by-laws of the Surviving Company.

Section 1.05. Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Class A common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Company.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries.

(i) Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of common stock of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Conversion of Company Common Stock. Subject to Section 2.02 and Section 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled or converted into shares of the Surviving Company in accordance with Section 2.01(b) and

Dissenting Shares) shall be cancelled and extinguished and converted into the right to receive (i) 0.06942 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) (the “Stock Consideration”), (ii) $10.50 per share in cash (the “Cash Consideration”), and (iii) one contingent value right (a “CVR”) issued by Parent subject to and in accordance with the CVR Agreement (the “CVR Consideration” and, together with the Stock Consideration and the Cash Consideration, the “Merger Consideration”) payable to holder thereof, without interest or dividends thereon, less any applicable withholding of Taxes. Each CVR issued as CVR Consideration hereunder will be substantially in the form attached as Annex A to the CVR Agreement (the “CVR Certificate”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02(d), without interest and subject to any applicable withholding of Taxes. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio will be appropriately adjusted to provide to Parent and the holders of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and other awards under the Company Stock Plans the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Stock Options and other awards made under the Company Stock Plans, any such adjustments shall be made in accordance with the applicable Company Stock Plan.

(d) Company Convertible Notes. The Company Convertible Notes issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding unless converted prior to the Effective Time, and shall be treated in accordance with the terms of the indenture governing such Company Convertible Notes following the Effective Time; provided, however, that upon the request of Parent, the Company shall cause the Company Convertible Notes to be settled for an amount in cash calculated in accordance with the terms of the indenture governing the Company Convertible Notes. Parent shall provide or cause to be provided all funds necessary to pay any such settlement of the Company Convertible Notes.

Section 2.02. Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or immediately following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, in trust with the Exchange Agent for the benefit of the holders of Company Common Stock, (i) certificates representing the shares of Parent Common Stock to be issued as Stock Consideration (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued), (ii) by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate Cash Consideration and any cash in lieu of fractional shares pursuant to Section 2.02(f), and (iii) CVR Certificates representing the aggregate number of CVRs issuable pursuant to the CVR Agreement (all such Parent Common Stock, cash and CVR Certificates deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”).

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock immediately prior to the Effective Time a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall be in such form and have such other provisions as Parent may specify, subject to the Company’s approval (such approval not to be unreasonably withheld, conditioned or delayed), and shall be prepared prior to the Closing), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the holder of such shares shall be entitled to receive in exchange therefor (x) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01 and (y) any cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration (and cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.02(d)) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c) (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the Cash Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other Applicable Law, following surrender of such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and (ii) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock and CVR Certificates issued and cash paid in accordance with the terms of this Article II, upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(d) or Section 2.02(f)), shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the closing price of a share of Parent Common Stock on the NYSE on the last trading day immediately preceding the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company (subject to any applicable abandoned property, escheat or similar law) for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to Section 2.02(d), in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent, or any of their respective Representatives, shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund if and as directed by Parent. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any stockholder of the Company to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(j) Withholding Rights. Each of Parent, the Company, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and/or Company Performance Cash Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable tax law. Amounts so withheld and timely paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Stock Consideration and pay the Cash Consideration, any cash in lieu of fractional shares and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

Section 2.03. Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled and converted into the right to receive the Merger Consideration as provided in Section 2.01(c), and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any holder of Company Common Stock fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or other Applicable Law, then any such holder’s shares of Company Common Stock shall be deemed to have been cancelled and converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.01(c) without interest or dividends thereon, less any applicable withholding of Taxes. The Company shall promptly notify Parent of any written demands received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.04. Treatment of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) will take all actions reasonably requested by Parent to give effect to this Section 2.04 (including using reasonable best efforts to obtain any necessary participant consents, determinations and/or resolutions of the Company Board or a committee thereof). In addition to the foregoing, prior to the Effective Time, the Company shall terminate all equity incentive plans of the Company, effective not later than immediately prior to the Effective Time. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(a) Treatment of Company Stock Options. Immediately prior to the Effective Time, each Company Stock Option that is then outstanding (whether vested or unvested) that has not been exercised as of the Effective Time shall cease to be exercisable and shall be cancelled and, in consideration for such cancellation, each holder thereof shall be entitled to receive from the Surviving Company that number of whole and fractional shares of Company Common Stock equal to (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time minus (ii) the number of shares of Company Common Stock subject to such Company Stock Option which, when multiplied by the per share closing price of Company Common Stock as reported on the NYSE the day before the Effective Time, is equal to the aggregate exercise price of such Company Stock Option. Any such whole shares of Company Common Stock shall be treated as issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 2.01(c)) and any Merger Consideration payable with respect thereto shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any). An amount equal to the value of any such fractional shares of Company Common Stock shall be paid by the Company to the holder in cash as promptly as practicable after Closing based on the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of Company Common Stock as of immediately prior to the Effective Time. In the event that the per share exercise price of any Company Stock Option is equal to or is greater than the per share closing price of Company Common Stock as reported on the NYSE the day before the Effective Time, such Company Stock Option shall be cancelled without payment therefor and shall have no further force or effect.

(b) Treatment of Company Restricted Stock Awards. Immediately prior to the Effective Time, each share of Company Common Stock that is subject to a Company Restricted Stock Award that is then outstanding (whether vested or unvested) shall vest in full (assuming, in the case of Company Restricted Stock Awards that are subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and, at the Effective Time, shall be treated as an outstanding share of Company Common Stock for purposes of Section 2.01(c). Any

Merger Consideration payable with respect to shares of Company Common Stock subject to Company Restricted Stock Awards shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any) and, notwithstanding anything to the contrary herein, any Merger Consideration payable with respect to shares of Company Common Stock subject to Company Restricted Stock Awards granted pursuant to the 2006 Outside Director Restricted Stock Award Plan shall be paid in cash as required by the terms of such plan or the award agreements issued thereunder.

(c) Treatment of Company Deferred Stock Awards. Immediately prior to the Effective Time, each Company Deferred Stock Award that is then outstanding (whether vested or unvested) shall vest in full (assuming, in the case of Company Deferred Stock Awards that are subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and shall be cancelled and, in consideration for such cancellation, each holder thereof shall be entitled to receive from the Company that number of shares of Company Common Stock underlying such Company Deferred Stock Award so cancelled and, at the Effective Time, such shares of Company Common Stock shall be treated as an outstanding share of Company Common Stock for purposes of Section 2.01(c). Any Merger Consideration payable with respect to Company Deferred Stock Awards shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any). Any dividend equivalent distributions that are accrued pursuant to the terms of any Company Deferred Stock Award that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable after Closing.

(d) Treatment of Company Performance Cash Awards. Immediately prior to the Effective Time, each Company Performance Cash Award that is then outstanding (whether vested or unvested) shall vest in full and shall be cancelled in exchange for a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%, less applicable Taxes required to be withheld with respect to such payment.

(e) Taxes. The Company shall withhold from the shares of Company Common Stock otherwise deliverable to each applicable participant in the Company Stock Plans pursuant to this Section 2.04 a number of shares of Company Common Stock having a value, determined based on the value of the Merger Consideration as of the Closing, equal to the amount of Taxes that is required to be withheld in respect of the transactions contemplated by this Section 2.04. The Company shall withhold from the cash amount otherwise deliverable to each applicable participant in the Company Stock Plans pursuant to Section 2.04(d) a cash amount having a value equal to the amount of Taxes that is required to be withheld in respect of the transactions contemplated by this Section 2.04.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent that, except (i) as disclosed in the Company SEC Documents or any other report, schedule, form, statement, prospectus or other document (in each case excluding exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2012 and publicly available prior to the date of this Agreement (other than any risk factor disclosures contained in the “Risk Factors” section thereof, or other cautionary or predictive statements therein) or (ii) in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 3.01. Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except in the case of the Company and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect. A true, correct and complete list of all the Subsidiaries of the Company, identifying (i) the name, jurisdiction of incorporation or organization, and type of entity of each such Subsidiary, (ii) the number and type of the outstanding share capital or other equity or similar interests of each such Subsidiary, (iii) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries and (iv) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by any other Person in each such Subsidiary, is set forth on Section 3.01(a) of the Company Disclosure Letter.

(b) The Company has delivered or made available to Parent, prior to execution of this Agreement, true, correct and complete copies of (i) the restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”), and (ii) the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 3.02. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the adoption of this Agreement by holders of not less than seventy percent (70%) of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting or any adjournment or postponement thereof (provided that at least a majority in voting power of the shares of Company Common Stock are represented in person or by proxy at such meeting or any adjournment or postponement thereof) (the “Company Stockholder Approval”). The Company Board has by resolutions duly adopted (i) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (iii) declared this Agreement advisable, and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), and, subject to Section 5.02, such resolutions have not been withdrawn, amended or modified. The Company Board has directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement (the “Company Stockholders Meeting”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board has taken all actions necessary to (a) render the Company Rights Plan inapplicable to this Agreement and the transactions contemplated hereby and (b) ensure that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as such term is defined in the Company Rights Plan) pursuant to the Company Rights Plan solely as a result of the Merger Agreement and the transactions contemplated thereby, (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the

Company Rights Plan) does not occur, in each case, as a result of the adoption, approval, execution or delivery of the Merger Agreement or the consummation of the Merger Agreement and (iii) the “Final Expiration Date” (as defined in the Company Rights Plan) shall be extended to the earlier of May 24, 2014 or immediately prior to the Effective Time. Assuming the representation and warranty set forth in Section 4.16 is true and correct, the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on July 26, 2013 (the “Capitalization Date”), (i) 260,214,660 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 9,605,006 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 1,269,914 shares were reserved and available for issuance upon exercise of outstanding Company Stock Options, (B) 1,020,174 shares were potentially issuable upon the vesting or settlement of outstanding Company Restricted Stock Awards, and (C) 7,314,918 shares were potentially issuable upon the vesting or settlement of outstanding Company Deferred Stock Awards, and (iv) 1,000,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and have been reserved for issuance upon the exercise of the rights distributed to the Company stockholders pursuant to the Company Rights Plan. Section 3.03(a) of the Company Disclosure Letter sets forth all issued and outstanding Company Performance Cash Awards granted under the Company Stock Plans.

(b) Except as set forth in Section 3.03(a) and this Section 3.03(b), and other than the Company’s 3.75% Convertible Senior Subordinated Notes due 2028 (the “Company Convertible Notes”), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, convertible debt, rights, interests or other commitments or agreements relating to any right (contingent or otherwise) to acquire from the Company or any Subsidiary of the Company, or relating to any obligation (contingent or otherwise) of the Company or any Subsidiary of the Company to issue or sell, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations (contingent or otherwise) of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, convertible debt, right, interest, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other obligations (contingent or otherwise) by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”).

(c) Other than the indenture governing the Company Convertible Notes, there are no outstanding agreements of any kind that relate to any obligation (contingent or otherwise) of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards, Company Performance Cash Awards or other equity awards) or (ii) grant, extend or enter into any agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities. None of the outstanding Company Securities have been issued or granted in contemplation of or in connection with the Merger or the other transactions contemplated by this Agreement.

(d) Each outstanding share of capital stock of, or other equity or voting interest in, each Subsidiary of the Company is (i) owned, directly or indirectly, beneficially and of record, by the Company, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Liens, (iv) not subject to any preemptive rights or any other restriction (including any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding Company Securities) and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of Applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound. No Subsidiary of the Company owns, directly or indirectly, any Company Capital Stock.

Section 3.04. Governmental Authorization; Non-contravention. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent, approval, authorization or other action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Regulatory Law (including the expiration or termination of the applicable waiting periods under the HSR Act, the “Required Antitrust Approvals”), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Proxy Statement), and any other applicable U.S. state or federal securities laws, and (iv) consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter, the Company By-laws or the comparable organizational documents of the Subsidiaries of the Company, (ii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected, (iii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents (including consents required by Contract), approvals, variances, exemptions or orders affecting, or relating in any way to, the properties, assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05. Company SEC Documents. (a) The Company has publicly filed with or publicly furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2010, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Section 3.05 of the Company Disclosure Letter, the Company has delivered or made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company or any Subsidiary of the Company, on the other hand, since January 1, 2010. Except as disclosed on Section 3.05(a) of the Company Disclosure Letter, none of the Company SEC Documents is the subject of SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements of the Company (including the related notes) included or incorporated by reference in the Company SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments which would not, individually or in the aggregate, be material to the Company and the Subsidiaries of the Company, taken as a whole).

(c) The Company has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. No significant deficiency, material weakness or fraud (i) in the design or operation of the Company’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since January 1, 2010. The Company has made available to Parent true, correct and complete copies of all material correspondence among management, the Company’s independent auditors and the audit committee of the Company Board that relates to any of the matters contemplated by clauses (i) or (ii) of this Section 3.05(c).

(d) Neither the Company nor any Subsidiary of the Company has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities

Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Document.

Section 3.06. Absence of Certain Changes or Events. From March 31, 2013 to the date of this Agreement, (i) there has not been a Company Material Adverse Effect, (ii) the business of the Company and the Company’s Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the Effective Time, would constitute a breach of clauses (i), (ii), (vii), (x), (xiv) or (xvi) of Section 5.01(a).

Section 3.07. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after March 31, 2013 in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 3.08. Taxes. (a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) each of the Company and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed by it (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects;

(ii) each of the Company and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any of its Subsidiaries which deficiency has not been paid, other than any deficiency which is being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP;

(iv) the Tax Returns of the Company and its Subsidiaries have been examined by the IRS or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all years to and including the year ending January 3, 2009;

(v) neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(vi) neither the Company nor any of its Subsidiaries has liability for a material amount of Taxes of another person (other than the Company or any Subsidiary) pursuant to Treasury Regulation Section 1.1502-6 or any comparable provision of Applicable Law;

(vii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of the Company or any of its Subsidiaries, and there is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes;

(viii) within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to be governed by Section 355 of the Code; and

(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Law).

Section 3.09. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is, or has been in the past two years, the subject of any material litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law), grievance or other violation of state or federal labor Law, or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization or other employee representative as to wages or conditions of employment. Except as set forth on Section 3.09 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any Collective Bargaining Agreement or subject to any material bargaining order, injunction or other material Order relating to the Company’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job Action or labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and there has been no such Action or dispute in the past five years. To the Knowledge of the Company, in the past five years, there has not been any attempt by employees of the Company or any of its Subsidiaries or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of the Company or any of its Subsidiaries. The employment of each employee of the Company or any of its Subsidiaries is terminable at will by the relevant Company entity without any penalty, liability or severance obligations. With respect to this transaction, any notice required under any Law or Collective Bargaining Agreement has been or prior to Closing will be supplied, and any bargaining obligations with any employee representative have been or prior to Closing will be satisfied.

(b) To the Knowledge of the Company, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other Applicable Laws related to United States immigration and Applicable Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(c) Within the past six months, neither the Company nor any of its Subsidiaries has implemented any plant closings or employee layoffs requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law.

Section 3.10. Benefits Matters; ERISA Compliance.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all material Company Benefit Plans other than any immaterial consulting agreements. The Company has made available to Parent true, correct and complete copies, to the extent applicable, of (i) the plan document or, with respect to unwritten plans, a written description of all material Company Benefit Plans, (ii) the most recent annual report on Form 5500 and all schedules thereto filed with the Internal Revenue Service (the “IRS”) with respect to each material Company Benefit Plan, (iii) the most recent summary plan description for each material Company Benefit Plan, (iv) each trust agreement, group annuity contract or other funding mechanism relating to any material Company Benefit Plan, (v) the most recent financial statements and actuarial reports for each material Company Benefit Plan, (vi) the most recent IRS determination letter or opinion letter in respect of each material Company Benefit Plan, and (vii) the most recent nondiscrimination or compliance testing report for each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other material bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, stock purchase, stock option, restricted stock, severance, retention, change in control, disability, vacation, death benefit, hospitalization, paid time off, medical, fringe benefit or other plans, programs or arrangements providing, or designed to provide, benefits to any current or former directors, officers or employees of the Company or any of its Subsidiaries, or otherwise with respect to which the Company or any of its Subsidiaries has or could reasonably expect to have liability and (B) all employment, material consulting, separation, severance, retention, change of control or termination agreements between the Company or any of its Subsidiaries and any current or former directors, officers, independent contractors or employees of the Company or any of its Subsidiaries.

(b) All Company Benefit Plans which are intended to be qualified under Section 401(a) of the Code, have been the subject of or have timely applied for, as of the date of this Agreement, determination letters from the IRS to the effect that such Company Benefit Plans are so qualified, and, to the Knowledge of the Company, no such determination letter has been revoked nor has revocation been threatened nor have any events occurred since the date of such letter which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has in the last six years contributed or has been obligated to contribute to, nor do any of them have any liability with respect to, any “employee pension plans”, as defined in Section 3(2) of ERISA, subject Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 4001(a)(3) of ERISA. With respect to each Company Benefit Plan set forth on Section 3.10(c) of the Company Disclosure Letter, (i) the Company, its Subsidiaries and their respective ERISA Affiliates have complied in all material respects with the minimum funding requirements of Sections 412 of the Code and 302 of ERISA, and there have been no applications for variance from minimum funding standards (as described in Section 412(c) of the Code or Section 302(c) of ERISA), (ii) there have been no material violations of the applicable benefits restrictions under Section 436 of the Code, (iii) no lien on the assets of the Company, its Subsidiaries or their respective ERISA Affiliates has arisen under ERISA or the Code, nor is such lien expected to arise, (iv) no event described in Section 4043 (excluding events with respect to which reporting was waived) or 4062(e) of ERISA nor any transaction described in Section 4069 of ERISA has occurred or is reasonably expected to occur, and (v) all premiums described in Section 4006 of ERISA payable to the Pension Benefit Guaranty Corporation under Section 4007 of ERISA have been timely paid. Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates is party to any agreement intended to comply with Section 4204 of ERISA.

(d) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or Applicable Law for which the covered individual pays the full cost of coverage).

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA (if applicable), the Code and all other Applicable Laws, and the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(f) There are no pending or, to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) by or on behalf of any participant in any of the Company Benefit Plans, any Governmental Entity, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, except, in each case, for those that would not reasonably be expected to have a Company Material Adverse Effect.

(g) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Company Benefit Plan; (ii) increase any benefits under any Company Benefit Plan; (iii) result in any payment becoming due to a current employee or former employee of the Company or any Subsidiary of the Company or (iv) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be nondeductible by reason of Section 280G of the Code. Except as set forth on Section 3.10(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will have any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(h) All material contributions required to be made to any Company Benefit Plan by Applicable Law or the terms of the Company Benefit Plan for any period through the date hereof have been timely made or, to the extent not required to be made on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Documents to the extent required under GAAP.

Section 3.11. Litigation. Section 3.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all material Actions that are, or since January 1, 2011 have been, pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individuals capacity as such, or any property or asset of any of the foregoing, or any Order to which the Company or any of its Subsidiaries is subject. Except as set forth on Section 3.11 of the Company Disclosure Letter, as of the date hereof, there are no material Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individuals capacity as such, or any property or asset of any of the foregoing, or any Order to which the Company or any of its Subsidiaries is subject.

Section 3.12. Compliance with Applicable Laws; Permits. Except as set forth on Section 3.12 of the Company Disclosure Letter, the Company and each of its Subsidiaries (a) are, and have been since January 1, 2011, in compliance in all material respects with all Applicable Laws, Orders and Permits applicable to the Company and its Subsidiaries, (b) to the Knowledge of the Company, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any material violation of any such Applicable Law or Order, and (c) are in compliance in all material respects with the applicable listing, corporate governance and other rules and regulations of the NYSE. The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses in all material respects as currently conducted and no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement except where the failure to be effective would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 3.13. Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and the Company Plans) that:

(i) is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) is an employment agreement, severance agreement or similar employee termination arrangement (except for any such agreement or arrangement with a physician) that is not terminable by the Company or any of its Subsidiaries without an obligation to provide or pay severance;

(iii) (A) requires the consent of the other party upon a change in control of the Company the failure of which to obtain upon a change in control of the Company would be material to the Company and its Subsidiaries or (B) provides for payments of at least $2,000,000 by the Company that are conditioned, in whole or in part, on a change in control of the Company;

(iv) is material and is with any of the Company’s or its Subsidiaries’ directors or officers;

(v) is a Collective Bargaining Agreement with any labor organization;

(vi) is a Contract with a physician, any Related Person of any physician, or any source of referrals to any Facility;

(vii) relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture, limited liability company, partnership or other similar arrangement;

(viii) relates to Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000, other than Indebtedness solely between or among any of the Company and any of its wholly owned or majority owned Subsidiaries;

(ix) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $5,000,000 (A) that was entered into after January 1, 2011, (B) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $1,000,000, or (C) pursuant to which any indemnification payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $5,000,000;

(x) is a provider agreement with a Government Sponsored Health Care Program assumed by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries has otherwise succeeded as a party, in connection with the acquisition of any Hospital (whether directly or indirectly and whether by acquisition of stock or assets) since December 31, 2009, whether or not the parties to the acquisition transaction intended that liabilities under such provider agreement (including with respect to overpayments and Federal False Claims Act liabilities for claims submitted) be excluded from such acquisition or otherwise be retained by the seller (Section 3.13(a)(x) of the Company Disclosure Letter sets forth, with respect to any provider agreement described in this clause (x), (i) all applicable limitations on indemnification for liabilities under such provider agreement (including any indemnification provisions contained in any acquisition agreement relating to any such provider agreement) and (ii) any claims that have been submitted or paid under such indemnification obligations, in each case, prior to the date of this Agreement);

(xi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of any guarantee by the Company or any of its Subsidiaries;

(xii) is (or contains provisions described in this clause (xii) that are or would reasonably be expected to be) material to the business of the Company and its Subsidiaries, taken as a whole, and contains provisions that (a) prohibit the Company or any of its Subsidiaries or any person that controls, or is under common control with, the Company from competing in or conducting any line of business, (b) grants a right of exclusivity or “most favored nation” right to any Person, (c) grants to any Person any right of first offer or right of first refusal or exclusivity, (d) contains “non-solicitation”, “no hire”, “non-compete” or similar provisions which restrict the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees, or (e) otherwise prevents the Company or any of its Subsidiaries from entering any territory, market or field or freely engaging in business anywhere in the world;

(xiii) obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure, or to make aggregate payments under any lease of capital equipment, in excess of $2,500,000;

(xiv) relates to a joint venture, partnership or other similar arrangement;

(xv) relates to the development, or the use or exploitation, or the restriction on the use or exploitation, of (in each of the foregoing cases, for or by or on behalf of the Company) any Intellectual Property that is material to the Company’s or any of its Subsidiaries’ businesses (other than licenses for unmodified, commercially-available, off-the-shelf software available on standard terms for a fee of no more than $1,000,000 annually or in the aggregate); or

(xvi) would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of $2,500,000 or more per any twelve-month period and is not otherwise covered by the above clauses of this Section 3.13(a).

(b) All Material Contracts are valid and binding against the Company and/or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, the other parties thereto, and are in full force and effect (except those that expire or are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract, except such challenges which would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received notice of any violation, default, termination, failure to renew, or cancellation of any Material Contract, except for those violations and defaults which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14. Real and Personal Properties. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have (i) good, marketable and valid fee simple title to all of their respective Owned Real Property, in each case free and clear of all Liens except Permitted Liens, and there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, (ii) good, marketable and valid title to, valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned, leased or otherwise used, as applicable, by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold interests in all of their respective Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens. With respect to each of the Leases, and except as would not reasonably be expected to be material and adverse to the Company: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed; (iii) neither the Company nor its Subsidiary nor any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iv) the Company or its Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

Section 3.15. Information Supplied; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 in connection with the issuance by Parent of the Stock Consideration and the CVR Consideration, in which the Proxy Statement will be included (together with all amendments and supplements thereto, the “Form S-4”) will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company or the stockholders of Parent, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.16. Intellectual Property.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Letter, to the Knowledge of the Company, the Company and its Subsidiaries own, or have the right to use pursuant to a valid license, all material Intellectual Property necessary for or used or held for use in, the operation of their businesses as currently conducted, free and clear of all Liens, other than Permitted Liens.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) patented or registered, or applications for registration of, Intellectual Property (including domain names), and (ii) (A) unregistered trademarks or service marks (including logos), and (B) material proprietary software of the Company or its Subsidiaries (that, with respect to each of clauses (ii)(A) and (B), are material to the conduct of the business of the Company or any of its Subsidiaries), that, in each case, is owned by the Company or any of its Subsidiaries. Except as set forth on Section 3.16(b) of the Company Disclosure Letter, to the Knowledge of the Company, all of the Intellectual Property owned by the Company or its Subsidiaries and necessary for or used or held for use in the operation of their businesses as currently conducted is valid, enforceable, has been duly maintained and is in full force and effect, except as would not be material to the business of the Company and its Subsidiaries.

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Letter, to the Knowledge of the Company, (i) the conduct of the businesses of the Company and its Subsidiaries has not materially infringed upon, misappropriated or otherwise violated any valid and enforceable Intellectual Property of any Person during the last six (6) years in any material respect, (ii) no other Person has infringed upon, misappropriated or otherwise violated any material Intellectual Property owned or licensed by the Company or any of its Subsidiaries during the last three (3) years in any material respect, and (iii) no material Intellectual Property owned or licensed by the Company or any of its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted is being used by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice or written threat except in connection with Actions commenced against the Company or any of its Subsidiaries before January 1, 2010 from any Person, there are no pending Actions against the Company or any of its Subsidiaries and, to the Knowledge of the Company, none have been commenced against the Company or any of its Subsidiaries since January 1, 2010, (A) asserting the material infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any material Intellectual Property.

(e) Except as set forth on Section 3.16(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has sent any written notice or written threat except in connection with Actions commenced against any Person before January 1, 2010, to any Person, and there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since January 1, 2010, (A) asserting the infringement, misappropriation or other violation of any material Intellectual Property or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any Person with respect to, any Intellectual Property; except in the ordinary course and as would not be material to the business of the Company and its Subsidiaries, taken as a whole.

(f) To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries is subject to any Order restricting the rights of the Company or any of its Subsidiaries with respect to any of the material Intellectual Property owned or licensed by the Company or its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, or restricting the conduct of the business of the Company or any of its Subsidiaries as currently conducted in order to accommodate a Person’s rights to Intellectual Property, nor (ii) is any Action for any of the foregoing pending that has been commenced since January 1, 2010 (nor has the Company or any of its Subsidiaries received any written notice or written threat since January 1, 2010, except in connection with Actions that have commenced before January 1, 2010) against the Company or any of its Subsidiaries seeking any such Order.

(g) Except as set forth on Section 3.16(g) of the Company Disclosure Letter, the Company and its Subsidiaries have taken all commercially reasonable actions necessary to prosecute and maintain the material Intellectual Property owned by the Company or its Subsidiaries, including the registrations and applications for registration set forth on Section 3.16(a) of the Company Disclosure Letter, and has had all of its employees, consultants and independent contractors enter into agreements with the Company or its Subsidiary (i) to protect and maintain confidential information, and (ii) with respect to any such Persons who have been involved in the development of any material Intellectual Property for the Company or any of its Subsidiaries, to secure ownership of such Intellectual Property, except as would not be material to the business of the Company and its Subsidiaries taken as a whole.

(h) The Company and each of its Subsidiaries that own or operate one or more Hospitals, or that employ or otherwise engage physician Providers to perform services on its behalf, have and use “Certified EHR Technology,” as defined in 45 CFR § 170.102, as necessary and appropriate to claim incentive payments under 42 CFR Part 495. To the Knowledge of the Company, in the last eighteen (18) months, there have been no failures, breakdowns or other material adverse events affecting any of the information technology systems and networks, including the software, firmware, hardware, interfaces, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) that have caused a substantial disruption or substantial interruption in or to the use of such Company Systems in any material respect. The Computer Systems are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted (including as to capacity, scalability and ability to process current peak volumes in a timely manner), except as would not be material to the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity policies, plans and procedures.

Section 3.17. Agreements with Governmental Entities. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement Action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any material civil money penalty by, any Governmental Entity (other than a taxing authority, which is covered by Section 3.08).

Section 3.18. Environmental Matters. (a) The Company and each of its Subsidiaries are, and since January 1, 2011 have been, in compliance in all material respects with all Environmental Laws applicable to the Company and its Subsidiaries or their real property; (b) the Company and its Subsidiaries hold, and since January 1, 2011 have held, and comply, and since January 1, 2008 have complied, in all material respects, with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses or the occupancy of their real property; (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, and neither the Company nor any of its Subsidiaries are the subject of any Action by any Person, in each case regarding any actual or alleged material non-compliance by the Company or any of its Subsidiaries with any Environmental Law or material liability or potentially material liability of the Company or any of its Subsidiaries under any Environmental Law; (d) neither the Company nor any of its Subsidiaries, nor any of their respective predecessors, have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or permitted exposure of any Person to any hazardous substance or petroleum, or owned or operated any property or facility contaminated by any hazardous substance or petroleum, in each case so as would give rise to the Company or its Subsidiaries incurring any unaccrued and material liabilities pursuant to Environmental Laws; and (e) except for any Real Property Leases, credit agreements or service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to any liability of another Person that relates to Environmental Laws.

Section 3.19. Provider Licenses. Except as would not reasonably be expected to have a Material Adverse Effect (a) each Company Provider is duly licensed by the state in which it is located to operate, (b) the ancillary departments located at each Facility which are required to be specifically licensed are duly licensed by the appropriate state agencies and (c) the Company or its applicable Subsidiary has all other material Permits which are needed or required by Applicable Law to operate the business of each Facility.

Section 3.20. Medicare Participation/Accreditation. Except as would not reasonably be expected to have a Material Adverse Effect (a) the Company, its Subsidiaries and each Company Provider is qualified for participation in the Medicare, Medicaid and TRICARE programs, has a current and valid Company Provider contract with the Medicare, Medicaid and TRICARE programs, is in compliance in all material respects with the conditions of participation in such programs and all other Government Sponsored Health Programs in which such Company Provider participates, and has received all approvals or qualifications necessary for capital reimbursement on its assets, (b) each Hospital is duly accredited by The Joint Commission on Accreditation of Healthcare Organizations and (c) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity which enforces the statutory or regulatory provisions in respect of any Government Sponsored Health Program of any pending or threatened litigation, amounts due or surveys, and neither the Company nor any of its Subsidiaries has any reason to believe that any such litigation is pending, threatened or imminent.

Section 3.21. Inspections and Investigations. Except as would not reasonably be expected to have a Material Adverse Effect or otherwise disclosed on Section 3.21 of the Company Disclosure Letter, (a) no rights of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any licensed professional or other individual employed by or under Contract with the Company or any of its Subsidiaries to receive Medicare, Medicaid and TRICARE reimbursements is, or during the past three years has been, terminated or otherwise adversely affected in any material respect as a result of any investigation or Action by any Governmental Entity, and (b) neither the Company, its Subsidiaries nor any licensed professional or other individual employed by or under Contract with the Company or any of its Subsidiaries is, or during the past three years has been, the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has any such individual received from any such entity any notice of deficiency in connection with the operation of the Company or any of its Subsidiaries.

Section 3.22. Billing Practices; Fraud and Abuse. Except as would not reasonably be expected to have a Material Adverse Effect or otherwise disclosed on Section 3.22 of the Company Disclosure Letter, (a) all billing practices by the Company and its Subsidiaries to all third party payors, including Government Sponsored Health Programs and private insurance companies, have been true, correct and complete and in compliance with all Applicable Laws and the policies of all such third party payors, and neither the Company nor any of its Subsidiaries has billed for or received any payment or reimbursement in excess of amounts allowed by Applicable Law, and (b) neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, employees or affiliates or, to the Knowledge of the Company, Persons or entities providing professional services for the Company or its Subsidiaries, has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7b or 1395nn, the regulations in 42 CFR §§ 1001 et seq., or any related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including (i) making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment, (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment, (iii) soliciting or receiving any remuneration, directly or indirectly, in cash or kind, in return for (A) referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health

Program or (B) purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program or (iv) offering or paying any remuneration, directly or indirectly, in cash or kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program.

Section 3.23. Physician Reportable Financial Relationship Log. Except as otherwise disclosed on Section 3.23 of the Company Disclosure Letter, to the Knowledge of the Company, the Company and each of its Subsidiaries has and maintains a current, complete and accurate log of nonmonetary compensation to physicians to facilitate compliance with the Stark Law exception for nonmonetary compensation at 42 C.F.R. § 411.357(k).

Section 3.24. Related Person Transactions. There are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any director or officer, any Person in which any director or officer has any material economic interest, or any Person who has a family relationship (as defined in Item 401(d) of Regulation S-K promulgated under the Exchange Act) with any director or officer (collectively, “Related Persons”) of the Company or any of its Subsidiaries, other than any wholly owned Subsidiary of the Company, on the other hand. Since January 1, 2009, no Related Person of the Company or any of its Subsidiaries has, directly or indirectly (including through ownership of any material economic interest in any Person) received any material payment or other material benefit from, or owned any interest in any assets or property (whether real or personal, tangible or intangible) of, the Company or any of its Subsidiaries, in each case, other than in connection with and in accordance with the terms of such Person’s employment by the Company or any of its Subsidiaries.

Section 3.25. Brokers’ Fees and Expenses. Except for Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.26. Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock is fair from a financial point of view to such holders.

Section 3.27. Insurance. Section 3.27 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies insuring the Company and its Subsidiaries and their respective assets, properties and operations. All such insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, and all premiums due and payable thereunder have been paid. Neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the giving of notice), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any such insurance policy. There is no material claim pending under any of any such insurance policy as to which coverage has been denied or disputed by the underwriters of any such insurance policy. Neither the Company nor any of its Subsidiaries has received any notice of and, to the Knowledge of the Company, there has been no threatened termination, cancellation, denial of coverage or material premium increase with respect to any such insurance policy. There is no dispute with any insurance carrier with respect to any amounts recoverable or payable by the Company or any of its Subsidiaries pursuant to any such insurance policy.

Section 3.28. No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except (i) as disclosed in the Parent SEC Documents or any other report, schedule, form, statement, prospectus or other document (in each case excluding exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2012 and publicly available prior to the date of this Agreement (other than any risk factor disclosures contained in the “Risk Factors” section thereof, or other cautionary or predictive statements therein) or (ii) in the disclosure letter delivered by Parent at or before the execution and delivery by the Company of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 4.01. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of Parent and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not have a Parent Material Adverse Effect.

(b) Parent has delivered or made available to the Company, prior to execution of this Agreement, true, correct and complete copies of the restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”) and the amended and restated by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”).

Section 4.02. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board, by resolutions duly adopted (i) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the issuance of Parent Common Stock to the stockholders of the Company pursuant to the Merger and the issuance of the CVRs to the stockholders of the Company pursuant to the Merger, and (ii) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, the issuance of Parent Common Stock to the stockholders of the Company pursuant to the Merger and the issuance of the CVRs to the stockholders of the Company pursuant to the Merger, are in the best interests of Parent and its stockholders, and such resolutions have not been withdrawn, amended or modified. The board of directors of Merger Sub has by resolutions duly adopted declared this Agreement advisable, resolved to recommend that Parent adopt this Agreement and directed that Merger Sub submit the adoption of this Agreement for consideration by Parent, and such resolutions have not been withdrawn, amended or modified. No other corporate proceedings on the part of

Parent are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement are within the corporate powers of Merger Sub and have been duly authorized by all necessary corporate action on the part of Merger Sub. Parent and Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03. Capital Structure.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Capitalization Date, (i) 94,813,269 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 975,549 shares of Parent Common Stock were held by Parent in its treasury, (iv) 5,661,065 shares of Parent Common Stock were reserved and available for issuance pursuant to Parent’s incentive compensation plans, of which (A) 3,970,307 shares were issuable upon exercise of outstanding stock options to purchase shares of Parent Common Stock (“Parent Stock Options”), (B) 1,605,774 shares of Parent Common Stock were potentially issuable upon the vesting of restricted shares of Parent Common Stock (“Parent Restricted Shares”), (C) 55,536 shares of Parent Common Stock were issuable upon the exercise of outstanding restricted stock units and (D) 29,448 shares of Parent Common Stock were issuable upon the exercise of outstanding share equivalent units. Except as set forth in this Section 4.03(a), at the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or upon the vesting of Parent Restricted Shares, in each case, outstanding at the close of business on the Capitalization Date and in accordance with their terms in effect at such time.

(b) Except as set forth in Section 4.03(a) and this Section 4.03(b), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent or any Subsidiary of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, convertible debt, rights, interests or other commitments or agreements relating to any right (contingent or otherwise) to acquire from Parent or any Subsidiary of Parent, or relating to any obligation (contingent or otherwise) of Parent or any Subsidiary of Parent to issue or sell, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations (contingent or otherwise) of Parent or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, convertible debt, right, interest, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent and (v) no other obligations (contingent or otherwise) by Parent or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Parent Securities”). There are no outstanding agreements of any kind that relate to any obligation (contingent or otherwise) of Parent or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Parent Securities (except pursuant to the forfeiture of Parent Stock Options, Parent Restricted Shares or other equity awards or the acquisition by Parent of shares of Parent Common Stock in settlement of the exercise price of Parent Stock Options, Parent Restricted Shares, or for purposes of satisfying Tax withholding obligations with respect to holders of Parent Stock Options, Parent Restricted Shares or other equity awards) or (ii) grant, extend or enter into any agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (A) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of Parent Securities or dividends paid thereon, other than pursuant to Parent Stock Options, Parent Restricted Shares or other equity awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Parent Securities.

(c) The shares of Parent Common Stock constituting the Stock Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-laws or any Contract to which Parent is a party or otherwise bound.

Section 4.04. Governmental Authorization; Non-contravention.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no consent, approval, authorization or other action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Regulatory Law, (iii) compliance with any applicable requirements of the Securities Act (including the filing with the SEC of the Form S-4), the Exchange Act and any other applicable U.S. state or federal securities laws, (iv) as may be required to be made for the qualification of the CVR Agreement under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if required by Applicable Law, and (v) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Charter or the Parent By-laws or the certificate of incorporation or by-laws of Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.04(a), contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to Parent or any Subsidiary of Parent or by which any property or asset of Parent or any Subsidiary of Parent is bound or affected, (iii) assuming compliance with the matters referred to in Section 4.04(a), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the properties, assets or business of Parent and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05. Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of their respective Subsidiaries, or any Order to which Parent or Merger Sub or any of their respective Subsidiaries is subject, except, in each case, for those that would not be required to be disclosed in the Parent SEC Documents pursuant to Item 103 of Regulation S-K promulgated under the Exchange Act.

Section 4.06. Parent SEC Documents.

(a) Parent has publicly filed with or publicly furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses and other documents required to be filed with the SEC by Parent since January 1, 2011, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent (including the related notes) included or incorporated by reference in the Parent SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments which would not, individually or in the aggregate, be material to Parent and the Subsidiaries of Parent, taken as a whole).

(c) Parent has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. No significant deficiency, material weakness or fraud (i) in the design or operation of Parent’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since January 1, 2011.

(d) Neither Parent nor any Subsidiary of Parent has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Document.

Section 4.07. Ownership of Merger Sub.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Parent, free and clear of all Liens.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

Section 4.08. Taxes.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(i) each of Parent and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects;

(ii) each of Parent and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against Parent or any of its Subsidiaries which deficiency has not been paid other than any deficiency which is not being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP;

(iv) the Tax Returns of Parent and its Subsidiaries have been examined by the IRS or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all years to and including the year ending January 3, 2009;

(v) neither Parent nor any of its Subsidiaries has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(vi) neither Parent nor any of its Subsidiaries has liability for a material amount of Taxes of another person (other than Parent or any Subsidiary) pursuant to Treasury regulation Section 1.1502-6 or any comparable provision of Applicable Law;

(vii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of Parent or any of its Subsidiaries, and there is no currently effective agreement or other document with respect to Parent or any of its Subsidiaries extending the period of assessment or collection of any material taxes;

(viii) within the past two years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code; and

(ix) neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Law).

Section 4.09. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by or on the Company or any Affiliates thereof for inclusion or incorporation by reference therein.

Section 4.10. Absence of Certain Changes or Events. From March 31, 2013 to the date of this Agreement, (i) there has not been a Parent Material Adverse Effect and (ii) the business of Parent, Merger Sub and their respective Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

Section 4.11. No Undisclosed Liabilities. Neither Parent, Merger Sub nor any of Parent’s other Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of Parent and its Subsidiaries included in the Parent SEC Documents filed prior to the date hereof, (ii) incurred after March 31, 2013, in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12. Compliance with Applicable Laws; Permits. Except as would not reasonably be expected to have a Parent Material Adverse Effect or as disclosed in the Parent Disclosure Letter, Parent, Merger Sub and each their respective Subsidiaries (a) are, and have been since January 1, 2011 in compliance with all Applicable Laws, Orders and Permits applicable to Parent and its Subsidiaries and (b) to the Knowledge of Parent, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any violation of any such Applicable Law or Order. Parent, Merger Sub and each of respective Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13. Financing.

(a) As and when needed, Parent will have the funds necessary to pay the aggregate Cash Consideration, the Company Equity Award Consideration, payment in respect of the Company Performance Cash Awards, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers to repurchase outstanding debt upon a change of control or fundamental change and conversions of the Company Convertible Notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses of Parent and Merger Sub, and there is no restriction on the use of such cash for such purposes.

(b) Parent has delivered to the Company, prior to the date of this Agreement, a true, correct and complete copy of an executed commitment letter among Parent and those financial institutions party to the Commitment Letter (together with their permitted assignees under the Commitment Letter, the “Lenders”), including all exhibits, schedules and annexes thereto, and a customarily redacted Fee Letter none of which redacted terms would reasonably be expected to adversely affect the availability or aggregate principal amount of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Parent) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein. As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, (B) enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, except in each case as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity, and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified, (iii) none of the respective obligations and commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect (other than any reduction or termination in each case in accordance with the express terms of the Commitment Letter as in effect on the date hereof), and no such amendment, modification, withdrawal, termination or rescission is contemplated by Parent or, to the Knowledge of Parent, by any other party thereto that would be reasonably likely to adversely affect the amount or availability thereof and (iv) no event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or to the Knowledge of Parent, a failure to satisfy a condition precedent on the part of Parent or, to the Knowledge of Parent, any other parties thereto under the Commitment Letter. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof, and will pay in full any such amounts due on or before the Closing Date in accordance with the terms thereof. There are no agreements, side letters or arrangements to which Parent is a party that could affect the availability of the debt financing contemplated by the Commitment Letter on the Closing Date. There are no conditions precedent or other contingencies between Parent and any other party to the Commitment Letter related to the funding of the full amount of the debt facilities contemplated by the Commitment Letter (including any “flex” provisions in the Fee Letter) other than expressly set forth in the Commitment Letter. As of the date of this Agreement, the Parent has no reason to believe that it will be unable to satisfy the conditions or contingencies to funding contained in the Commitment Letter.

Section 4.14. Ownership of Company Common Stock. Neither Parent nor Merger Sub is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.15. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisors or other similar fee or commission in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

Section 4.16. Parent Contracts. All of the Contracts filed as an exhibit to a Parent SEC Document (each, a “Parent Contract”) are valid and binding and in full force and effect (except those that expire or are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no Person is challenging the validity or enforceability of any Parent Contract, except such challenges which would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Parent nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Parent Contract, except for those violations and defaults which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.17. Provider Licenses. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) each Parent Provider is duly licensed by the state in which it is located to operate, (b) the ancillary departments located at each Facility which are required to be specifically licensed are duly licensed by the appropriate state agencies and (c) the Parent or its applicable Subsidiary has all other material Permits which are needed or required by Applicable Law to operate the business of each Facility.

Section 4.18. Medicare Participation/Accreditation. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) Parent, its Subsidiaries and each Parent Provider is qualified for participation in the Medicare, Medicaid and TRICARE programs, has a current and valid Parent Provider contract with the Medicare, Medicaid and TRICARE programs, is in compliance in all material respects with the conditions of participation in such programs and all other Government Sponsored Health Programs in which such Parent Provider participates, and has received all approvals or qualifications necessary for capital reimbursement on its assets, (b) each Hospital is duly accredited by The Joint Commission on Accreditation of Healthcare Organizations and (c) neither Parent nor any of its Subsidiaries has received any notice from any Governmental

Entity which enforces the statutory or regulatory provisions in respect of any Government Sponsored Health Program of any pending or threatened litigation, amounts due or surveys, and neither Parent nor any of its Subsidiaries has any reason to believe that any such litigation is pending, threatened or imminent.

Section 4.19. Inspections and Investigations. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) no rights of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any licensed professional or other individual employed by or under Contract with Parent or any of its Subsidiaries to receive Medicare, Medicaid and TRICARE reimbursements is, or during the past three years has been, terminated or otherwise adversely affected in any material respect as a result of any investigation or Action by any Governmental Entity, and (b) neither Parent, its Subsidiaries nor any licensed professional or other individual employed by or under Contract with Parent or any of its Subsidiaries is, or during the past three years has been, the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has any such individual received from any such entity any notice of deficiency in connection with the operation of Parent or any of its Subsidiaries.

Section 4.20. Billing Practices; Fraud and Abuse. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) all billing practices by Parent and its Subsidiaries to all third party payors, including Government Sponsored Health Programs and private insurance companies, have been true, correct and complete and in compliance with all Applicable Laws and the policies of all such third party payors, and neither Parent nor any of its Subsidiaries has billed for or received any payment or reimbursement in excess of amounts allowed by Applicable Law, and (b) neither Parent, any of its Subsidiaries, nor any of their respective officers, directors, employees or affiliates or, to the Knowledge of Parent, Persons or entities providing professional services for Parent or its Subsidiaries, has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7b or 1395nn, the regulations in 42 CFR §§ 1001 et seq., or any related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including (i) making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment, (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment, (iii) soliciting or receiving any remuneration, directly or indirectly, in cash or kind, in return for (A) referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program or (iv) offering or paying any remuneration, directly or indirectly, in cash or kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program.

Section 4.21. Physician Reportable Financial Relationship Log. To the Knowledge of Parent, Parent and each of its Subsidiaries has and maintains a current, complete and accurate log of nonmonetary compensation to physicians to facilitate compliance with the Stark Law exception for nonmonetary compensation at 42 C.F.R. § 411.357(k).

Section 4.22. No Other Representations or Warranties. Except for the representations and warranties contained Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), Parent acknowledges that none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants

Section 5.01. Conduct of Business.

(a) Conduct of Business of the Company. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01(a) of the Company Disclosure Letter or (iii) as otherwise required or expressly contemplated by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and (B) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except as set forth in Section 5.01(a) of the Company Disclosure Letter or with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Company Charter or the Company By-laws or the comparable organizational documents of any Subsidiary of the Company, or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii) (A) issue, sell, transfer, pledge, dispose of, encumber or grant any Company Securities, including shares of its capital stock or other equity or voting interests of any class (including any cash-based performance awards), or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests of any class, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant required pursuant to the exercise or settlement of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards or other equity awards or obligations under the Company Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) pursuant to written commitments in effect as of the date hereof with former directors or employees in connection with the termination of their services to the Company or any of its Subsidiaries set forth on Section 5.01(a)(ii) of the Company Disclosure Letter or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards or other equity awards, acquisitions by the Company in connection with the forfeiture of such equity awards, or acquisitions by the Company in connection with the net exercise of Company Stock Options, (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, (D) enter into any agreement with respect to the voting of its equity interests or (E) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) (A) incur any Indebtedness, except for (1) Indebtedness solely between or among the Company and any of its wholly owned Subsidiaries, (2) Indebtedness incurred under (x) the Credit Agreement (including in respect of letters of credit) or (y) bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of the Company organized outside of the United States so long as the aggregate principal amount outstanding under (x) and (y) (including in respect of letters of credit) does not exceed at any time $50,000,000 (other than with respect to any acquisition as set forth on Section 5.01(a)(v) of the Company Disclosure Letter), and (3) trade credit or trade payables in the ordinary course of business consistent with past practice, or (B) enter into or make any loans, capital contributions or advances to, or investments in, any Person with a value in excess of $1,000,000 in the aggregate, other than to the Company or any wholly owned or majority owned Subsidiary of the Company;

(iv) sell, pledge, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (A) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate, (B) pursuant to Contracts in existence on the date of this Agreement, or (C) with respect to transactions (x) where the Company is the disposing party, among the Company and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among the Company and one or more of its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(v) acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than with a value or purchase price (including the value of assumed liabilities) not in excess of $10,000,000, in any transaction or series of related transactions, or enter into or acquire any interest in any joint venture or similar agreement or arrangement;

(vi) make or authorize capital expenditures in excess of the amounts budgeted in the Company’s current plan for the time period in such plan, which amounts are set forth in Section 5.01(a)(vi) of the Company Disclosure Letter, by more than 10%;

(vii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law (after the date of this Agreement);

(viii) enter into or amend any Contract to the extent consummation of the Merger or compliance by the Company or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of or payments to any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(ix) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit;

(x) reincorporate in another jurisdiction;

(xi) settle or compromise, or propose to settle or compromise, any claim or Action involving or against the Company or any of its Subsidiaries, other than (A) settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $1,000,000 individually or $7,500,000 in the aggregate for claims that are based on or arise out of the same or substantially similarly facts or circumstances; or (B) with respect to medical malpractice actions, settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

(xii) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right, title or interest or other licenses to any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose restrictions upon the Company or any of its

Affiliates with respect to Intellectual Property owned by any third party and impair the operation of the business of the Company or any of its Affiliates, in each case, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(xiii) (A) except for amendments, terminations, or non-renewals in the ordinary course of business consistent with past practice that would not be material to the Company, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract or enter into a Contract that would be a Material Contract if entered into prior to the date hereof or (B) enter into any Contract that requires the consent of the other party upon a change in control of the Company or which provides for material payments by the Company that are conditioned, in whole or in part, on a change in control of the Company;

(xiv) except as required by Applicable Law (including to the extent necessary to avoid the imposition of any penalty taxes under Section 409A of the Code), pursuant to the terms of any Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Letter or any Material Contract as in effect on the date hereof, that, in either case, has been disclosed to Parent: (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider of the Company or its Subsidiaries (except for salary increases in the ordinary course of business consistent with past practice), (ii) grant, announce or pay any new material incentive award, retention, severance, change in control or other bonus or similar compensation, (iii) establish, amend, terminate or materially increase the benefits or costs provided under any Company Benefit Plan or (iv) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or its Subsidiaries;

(xv) grant, announce or pay any new equity award;

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xviii) agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

(b) Conduct of Business of Parent. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01(b) of the Parent Disclosure Letter, or (iii) as otherwise required or expressly contemplated by this Agreement, unless the Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and (B) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except as set forth in Section 5.01(b) of the Parent Disclosure Letter or with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Parent Charter or the Parent By-laws or the comparable organizational documents of any Subsidiary of Parent in any manner adverse to the Company, in each case other than in connection with the Financing, or enter into any written agreement with any of Parent’s stockholders in their capacity as such;

(ii) (A) issue, sell, encumber or grant any shares of the capital stock or other equity or voting interests of Parent, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of capital stock or other equity or voting interests of Parent, or any rights, warrants or options to purchase any shares of capital stock or other equity or voting interests of Parent, except for any issuance, sale or grant (1) solely between or among Parent and its wholly owned Subsidiaries or (2) pursuant to the issuance, exercise or settlement of Parent Stock Options, Parent Restricted Shares or other equity awards or obligations under the Parent equity incentive plans outstanding on the date hereof in accordance with the terms of the applicable Parent equity incentive plans in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, or (C) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) except as otherwise permitted under the Parent Credit Agreement (A) incur any Indebtedness, except for (1) Indebtedness solely between or among Parent and any of its Subsidiaries, (2) letters of credit issued in the ordinary course of business, (3) Indebtedness incurred under bank lines of credit in effect as of the date hereof, (4) trade credit or trade payables in the ordinary course of business consistent with past practice, and (5) any Indebtedness incurred in anticipation of the Closing hereunder and the other transactions contemplated hereby or (B) make any loans, capital contributions or advances to any person outside of the ordinary course of business, other than to Parent or any Subsidiary of Parent;

(iv) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (A) in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in existence on the date of this Agreement, (C) with respect to transactions (x) where Parent is the disposing party, among Parent and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among Parent and one or more of its Subsidiaries or among its Subsidiaries, (D) with a value or purchase price not in excess of $50,000,000 or (E) pursuant to any obligations of Parent or Merger Sub pursuant to Section 6.03(c);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law (after the date of this Agreement);

(vi) enter into or amend any Parent Contract to the extent consummation of the Merger or compliance by Parent or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Parent or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Parent Contract or amendment;

(vii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit; or

(viii) agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02. No Solicitation by the Company; Company Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 5.02, from the execution and delivery of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) not to, (i) solicit, seek, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement), (v) grant any waiver, amendment or release under any standstill or confidentiality agreement, any Takeover Law (including Section 203 of the DGCL), or the Company Rights Plan, or otherwise fail to enforce any of the foregoing (provided that the Company shall not be prohibited from taking the actions set forth in this clause (v) if the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law), or (vi) resolve or agree to do any of the foregoing (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal. Promptly following the execution and delivery of this Agreement, the Company shall (x) request each Person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy, in each case pursuant to the terms of such confidentiality agreement, all confidential information furnished to any such Person by or on behalf of the Company, its Subsidiaries or any of their respective Representatives and (y) terminate the access of any Persons (other than Parent, its Subsidiaries and any of their respective Representatives) to any “data room” hosted by the Company, its Subsidiaries or any of their respective Representatives relating to any Acquisition Proposal.

(b) Discussions. Notwithstanding anything to the contrary in Section 5.02(a) or any other provision hereof, if (i) at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any material breach of this Section 5.02, and (ii) in the case of the following clauses (B) and (C), the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably expected to lead to a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Company Board informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent all information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c) Notice of Acquisition Proposals. The Company shall promptly (and in no event later than 48 hours after receipt) notify Parent if any proposal or offer with respect to any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of its Subsidiaries or any of their respective Representatives, including the identity of the Person making the proposal, offer, request or inquiry and the material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto (including copies of any written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such proposal or offer). The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) any such proposal, offer, request or inquiry (including by promptly (and in no event later than 48 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such proposal or offer). The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.02.

(d) No Company Adverse Recommendation Change. Except as expressly set forth in Section 5.02(e) or Section 5.02(f), the Company Board shall not (i) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) following either (A) the public announcement of an Acquisition Proposal or (B) a public statement made by one or more directors of the Company that is inconsistent with the Company Recommendation, fail to publicly reaffirm the Company Recommendation, in the case of clause (A), within five (5) Business Days after Parent so requests in writing and, in the case of clause (B) within ten (10) Business Days after Parent so requests in writing; provided that in no event shall Parent make more than two (2) requests, in the aggregate, under this clause (iii), (iv) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Acquisition Proposal, (v) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which, subject to Section 5.02(g), shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), within ten (10) Business Days after commencement, or (vi) resolve or agree to do any of the foregoing (any of the foregoing, a “Company Adverse Recommendation Change”).

(e) Superior Proposals. At any time prior to the Company Stockholders Meeting, if the Company receives a bona fide Acquisition Proposal that is not withdrawn, which Acquisition Proposal did not result from any material breach of this Section 5.02, that the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) constitutes a Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 8.01(d) to enter into an Alternative Acquisition Agreement; provided, however, that the Company Board may only take the actions described in (x) clause (ii) if the Company has paid the Termination Fee in compliance with Section 8.03(b)(i) and (y) clauses (i) or (ii) if:

(1) the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law;

(2) the Company has provided prior written notice to Parent of the Company Board’s intention to take such action at least three (3) Business Days in advance of taking such action, which notice shall specify the material terms of the Superior Proposal and shall include a copy of the relevant proposed transaction agreement with, and the identity of, the Person making the Superior Proposal, and copies of any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such Superior Proposal;

(3) after providing such notice and prior to taking any such action, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such action; and

(4) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal would continue to constitute a Superior Proposal, and that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law, if such changes offered in writing by Parent were given effect.

In the event that a Superior Proposal is modified by the Person making such proposal, the Company shall be required to deliver a new written notice to Parent of such modified Superior Proposal pursuant to clause (B) of this Section 5.02(e) at least two (2) Business Days in advance of taking any action described in clauses (i) or (ii) of this Section 5.02(e) and shall again comply with the provisions of this Section 5.02(e) with respect to any such modified Superior Proposal. Notwithstanding the foregoing, after compliance with the foregoing clause (B) and (C) with respect to any three Superior Proposals (including any modification pursuant to the prior sentence), the Company shall have no further obligation in the future to comply with the notification and negotiation obligations set forth in this Section 5.02(e) with respect to any Superior Proposal or modification to a Superior Proposal made by any Person.

(f) Intervening Events. Other than in connection with a Superior Proposal (which shall be subject to Section 5.02(e) and shall not be subject to this Section 5.02(f)), at any time prior to the Company Stockholders Meeting, the Company Board may take any action prohibited by clauses (i) or (ii) of Section 5.02(d) (an “Intervening Event Recommendation Change” which, for the avoidance of doubt, shall constitute a Company Adverse Recommendation Change) only in response to an Intervening Event and only if:

(i) the Company Board shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an Intervening Event Recommendation Change would be inconsistent with the directors’ fiduciary duties under Applicable Law;

(ii) the Company has provided prior written notice to Parent of the Company Board’s intention to take such action at least three (3) Business Days in advance of effecting an Intervening Event Recommendation Change, which notice shall specify the Intervening Event in reasonable detail;

(iii) after providing such notice and prior to effecting an Intervening Event Recommendation Change, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect the Intervening Event Recommendation Change; and

(iv) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an Intervening Event Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law if such changes offered by Parent were to be given effect.

In the event that any material change to the facts and circumstances relating to the Intervening Event that is the subject of this Section 5.02(f) shall occur, the Company shall be required to deliver a new written notice to Parent of such modified Intervening Event pursuant to clause (ii) of this Section 5.02(f) at least two (2) Business Days in advance of effecting an Intervening Event Recommendation Change and shall again comply with the provisions of this Section 5.02(f) with respect any such modified Intervening Event.

(g) Disclosure Obligations. Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an

Acquisition Proposal or from making any disclosure to the Company’s stockholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided, that if any such communication or disclosure would otherwise constitute a Company Adverse Recommendation Change pursuant to Section 5.02(d), nothing in this Section 5.02(g) shall operate to prevent any such communication or disclosure from constituting a Company Adverse Recommendation Change. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including such a reaffirmation of the Company Recommendation) shall not be deemed a Company Adverse Recommendation Change.

(h) The Company agrees that in the event any of its Subsidiaries or any of its or its Subsidiaries’ Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or Merger Sub) providing for (a) any acquisition or purchase of (1) 15% or more (based on the fair market value, net revenues, net income or cash flows) of assets (including capital stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, or (2) shares or other equity securities of the Company which together with any other shares or other equity securities of the Company beneficially owned by such Person or group of Persons, would equal 15% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons owning, directly or indirectly, 15% or more of the aggregate voting power of the Company, (c) any merger, consolidation, business combination, binding share exchange, recapitalization transaction or similar transaction involving the Company pursuant to which, in each case, any Person or group of Persons (or the shareholders of any Person or group of Persons) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any combination of the foregoing, in the case of any of clauses (a) through (d), whether in a single transaction or a series or related transactions and whether directly or indirectly, other than, in each case, the transactions contemplated by this Agreement.

(ii) “Intervening Event” means any material event, change, development or occurrence arising after the date hereof that (i) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) changes in the price of Parent Common Stock (except that the underlying cause of any such change in the price of Parent Common Stock (to the extent otherwise falling within the definition of “Intervening Event”) may constitute or contribute towards an Intervening Event), (C) the Required Antitrust Approvals, (D) any event, change, fact, circumstance, development or occurrence generally affecting the non-urban hospital services industry, except to the extent such event, change, development or occurrence has a disproportionate effect on the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, as compared to other participants in the non-urban hospital services industry or (E) the fact that, in and of itself, there has been a change in the composition of the Company Board.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being deemed to be references to “75%”) which the Company Board (or any committee thereof) determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, (y) if consummated, would be more favorable from a financial point of view to the holders of Company Common Stock than the Merger and (z) the financing of which is reasonably expected to be obtained, in each case, taking into account all financial, legal, regulatory, timing and other aspects of such Acquisition Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company pursuant to Section 8.03).

Section 5.03. Certain Matters Relating to Change of Control Provisions.

(a) Indebtedness. As promptly as practicable after the date hereof, the Company shall obtain an appropriate waiver or amendment under the Credit Agreement such that no “Change of Control” shall occur thereunder as a result of any change in directors of the Company. In the event that any change of control, event of default or similar event shall have occurred under the Credit Agreement, the Company shall use commercially reasonable efforts to prevent any acceleration of any principal or interest amount under the Credit Agreement or any other Indebtedness of the Company or any of its Subsidiaries from occurring or continuing; provided, that in no event shall the Company or any of its Subsidiaries make any payments in connection with any of the actions contemplated by this Section 5.03(a) that are, individually or in the aggregate, in excess of the amount set forth on Section 5.03(a) of the Company Disclosure Letter.

(b) Company Stock Plans. As promptly as practicable after the date hereof, the Company shall use commercially reasonable efforts to obtain an appropriate waiver or amendment under each of the Company Stock Plans such that no “Change in Control” shall occur thereunder as a result of any change in directors of the Company. In the event that any “Change in Control” shall have occurred under any of the Company Stock Plans, the Company shall use commercially reasonable efforts to prevent any increase in the aggregate amount of cash payments otherwise payable under the Company Stock Plans as a result of the consummation of the transactions contemplated by this Agreement in excess of the amount set forth on Section 5.03(b) of the Company Disclosure Letter.

ARTICLE VI

Additional Agreements

Section 6.01. Preparation and Mailing of the Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company shall prepare and cause to be filed with the SEC a proxy statement relating to the matters to be submitted to the stockholders of the Company at the Company Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”), (ii) Parent shall prepare and file the Form S-4, and (iii) Parent shall use its reasonable best efforts to, if required by Applicable Law, have the CVR Agreement become qualified under the Trust Indenture Act. The Proxy Statement will be included in and will constitute a part of the Form S-4. Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 cleared by the SEC and declared effective under the Securities Act as promptly as reasonably practicable after such filing and to have the S-4 remain effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company Board shall make the Company Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise assist and cooperate with the other in the preparation of the Proxy Statement, the Form S-4 and the resolution of any comments to either received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement or the Form S-4 if and to the extent such information shall have become false or misleading in any material respect. The Company and Parent shall notify the other promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or the Form S-4 and shall supply the other with copies of all written correspondence between such party or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Form S-4. The Company and Parent shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement or the Form S-4 and to resolve such comments with the SEC, and the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Proxy Statement or the Form S-4 (or any amendment or supplement thereto) or any dissemination of the Proxy Statement to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall provide the other with a reasonable opportunity to review and to propose comments on such document or response, which the party receiving such comments shall consider in good faith.

(b) Notwithstanding any Company Adverse Recommendation Change, the Company shall take all necessary actions in accordance with Applicable Law, the Company Charter, the Company By-laws and the rules of NYSE to duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and the Form S-4 and the Form S-4 is declared effective. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding any provision of this Agreement to the contrary, the Company may, in its sole discretion, adjourn, recess or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to obtain such a quorum, or (iii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), sufficient votes to constitute the Company Stockholder Approval have not been obtained, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to solicit additional proxies and votes in favor of adoption of this Agreement, provided that the Company may exercise its right to adjourn, recess or postpone the Company Stockholders Meeting pursuant to this Section 6.01(b)(iii) on no more than three (3) occasions.

(c) If prior to the Effective Time any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) If prior to the Effective Time any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e) The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Company Adverse Recommendation Change by the Company Board; provided, however, that (x) if the public announcement of a Company Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.02(e) or Section 5.02(f) occurs less than ten days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten days after the later of such event; and (y) the Company shall not submit to the vote of its stockholders any Acquisition Proposal.

Section 6.02. Access to Information; Confidentiality.

(a) The Company and Parent agree that each shall, and shall cause each of its Subsidiaries and their respective Representatives to, afford the other and the other’s Representatives reasonable access, upon reasonable advance notice and during normal business hours, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company and Parent shall, and shall cause each of their respective Subsidiaries and Representatives to, furnish promptly to the other (i) to the extent not publicly available, a copy of each material report, schedule, registration statement and other document filed or furnished by it during such period pursuant to the requirements of federal or state securities laws or commission actions (including upon the request of the staff of the SEC) and (ii) all other information concerning its business, properties and personnel as may be reasonably requested (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the disclosing party or its Subsidiaries); provided, however, that the disclosing party shall not be required to permit such access or make such disclosure if such access or disclosure would reasonably be likely to (x) violate the terms of any confidentiality agreement or other Contract with a third party, (y) result in the loss of any attorney-client privilege, or (z) violate any Applicable Law; provided, further, that the disclosing party shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use commercially reasonable efforts to permit such access or disclosure, including pursuant to the use of “clean room” arrangements pursuant to which Representatives of the recipient could be provided access to any such information.

(b) No later than September 30, 2013, the Company shall provide to Parent a revised short-term incentive plan for Hospital operating executives.

(c) Notwithstanding anything contained in this Agreement to the contrary, neither party shall be required to provide any access or make any disclosure to the other pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.02 as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated April 2, 2013, between Parent and the Company (the “Confidentiality Agreement”). Subject to the limitations and restrictions set forth in, and without expanding the obligations of the Parties under, this Section 6.02, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the planning of the integration of the parties and their respective businesses after the Closing Date. To the extent that any of the information or material furnished pursuant to this Section 6.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

Section 6.03. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Regulatory Laws, which are the subject of Section 6.03(c) and Section 6.03(d).

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Takeover Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

(c) Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable following the date hereof, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Law and (iii) take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain all consents under any Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party hereto shall take or cause to be taken all actions necessary to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including (A) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed), (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other person, (C) selling, divesting, conveying or holding separate or otherwise taking any other action that limits Parent’s and its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or businesses of Parent or the Company or their respective Subsidiaries, or agreeing to take any such action, (D) terminating existing relationships, contractual rights or obligations of Parent or the Company or their respective Subsidiaries and (E) effectuating any other change or restructuring of Parent or the Company or their respective Subsidiaries, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable Regulatory Laws or to resolve any objections asserted by any Governmental Entity with competent jurisdiction; provided, however, that Parent and its Subsidiaries (i) shall not be required to take any action or propose or enter into any divestiture, hold separate, or other consent order or consent decree or agreement with any Governmental Entity that would reasonably be expected to be materially adverse to the Company, Parent and their respective Subsidiaries, taken as a whole; and (ii) may determine, in their sole discretion, to sell, divest or dispose of certain assets, properties and businesses of Parent (or its Subsidiaries or Affiliates) (in lieu of or in combination with selling, divesting or disposing of certain assets, properties, or businesses of the Company and its Subsidiaries), in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Order in any Litigation. Nothing in this Section 6.03 shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing, or permit the Company or any of its Subsidiaries to take or agree to any action or other matter pursuant to this Section 6.03 referred to in clauses (B)-(E) above without Parent’s prior written consent (which consent shall be granted in accordance with the immediately preceding sentence), including that (but without limiting Parent’s obligations pursuant to the immediately preceding sentence) if any products, businesses or assets of the Company or Parent or their respective Subsidiaries are to be sold, divested or disposed of pursuant to this Section 6.03, Parent shall have the right to select the products, businesses and/or assets to be sold, divested or disposed of.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to Applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (it being understood that certain documents including those submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act may be subject to reasonable redactions), and (iv) to the extent practicable and permitted by the FTC, the DOJ or such other applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.

Section 6.04. Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement and previously provided to Parent, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, to the fullest extent permitted by Applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors) the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any actual or threatened Action, whether civil, criminal, administrative, regulatory or investigative (including with respect to matters existing or occurring or alleged to occur at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b) For a period of six years from and after the Effective Time, the Surviving Company shall maintain in effect the provisions in its certificate of incorporation and by-laws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each Company Indemnified Party as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter and Company By-laws in effect on the date of this Agreement, which provisions shall not be amended during such time except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of the Company Indemnified Parties’ indemnification rights thereunder.

(c) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.04.

(d) For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the

Maximum Amount. In the event the Company purchases such tail coverage, the Surviving Company shall cease to have any obligations under the first sentence of this Section 6.04(d). The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e) The provisions of this Section 6.04 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05. Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.06. Financing.

(a) Each of Parent and Merger Sub will use, and will cause their Affiliates and their respective Representatives to use, reasonable best efforts to take (or cause to be taken) all actions necessary, and proper in order to obtain third party debt financing for the purpose of financing the aggregate Merger Consideration, the Company Equity Award Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers required under this Agreement to repurchase outstanding debt upon a change of control or fundamental change and conversions of the Company Convertible Notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub (the “Financing”) (it being understood that the receipt of such Financing is not a condition to the Merger) on the terms and conditions described in the Commitment Letter (taking into account the anticipated timing of the Marketing Period), including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any “market flex” provisions applicable thereto), and on such other terms as Parent and the Lenders shall agree, (ii) to satisfy all conditions on a timely basis to obtaining and consummating the Financing applicable to (and within the control of) it set forth in such definitive agreements, and (iii) maintain in effect and comply with the Commitment Letter (including any “flex” provisions set forth in the Commitment Letter, including as specified in any fee letter), including executing and delivering all such documents and instruments as may be reasonably required thereunder. Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any (x) material breach of any provision of the Commitment Letter by a party thereto or (y) unavailability, termination or ineffectiveness of any provision of the Commitment Letter that would result in an amount being available less than what is required to consummate the transaction herein. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver (A) reduces the aggregate amount of Financing below the amount that would be required to consummate the Merger and the other transactions contemplated by this Agreement (including by changing the amount of fees or original issue discount contemplated by the Commitment Letter), (B) amends or expands the conditions to the availability of the Financing, (C) would reasonably be expected to prevent or delay the Closing or (D) would reasonably be expected to adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letter, except, in each such case, with the prior written consent of the Company; provided, for the avoidance of doubt, that Parent shall be permitted, without the prior written consent of the Company, to amend the Commitment Letter to add lenders, lead arrangers, bookrunners and syndication agents or similar entities, if the addition of such additional parties, individually or in the aggregate, would not delay the availability of the Financing. In the event that any portion of the Financing becomes unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Commitment Letter, Parent shall promptly notify the Company thereof, and Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative debt financing (in an amount sufficient, together with the remaining Financing and any other sources available to Parent and Merger Sub, to fund the Financing) from the same or other sources (such portion from alternate sources, the “Alternate Financing”), so long as such Alternate Financing does not otherwise include terms (including any “flex” provisions) that could reasonably be expected to make the funding of such Alternate Financing in an amount less than what is required to consummate the transaction herein. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the availability nor terms of the Financing (including obtaining any required consents or waivers from any third party with respect thereto) or any Alternate Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger, and each of Parent and Merger Sub reaffirms its obligation to consummate the Merger and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VII, irrespective and independently of the availability or terms of the Financing or any Alternate Financing, Parent’s or Merger Sub’s use of efforts in accordance with this Section 6.06(a) or otherwise.

(b) Prior to the Effective Time, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement, obtainment and syndication of the Financing; provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries (in the reasonable judgment of the Company), (B) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time for which it is not promptly reimbursed or simultaneously indemnified or (C) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter, the Company By-laws, any Applicable Laws, the Credit Agreement or any Material Contract. Such cooperation shall include, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions and sessions with potential lenders, investors and meetings with ratings agency, (ii) providing reasonable and timely assistance with the preparation of customary materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the arranging, obtaining and syndication of Financing (including requesting the Consent of any accountant’s use of their materials in connection with the Financing), (iii) as promptly as reasonably practicable, and in any event at least 18 Business Days prior to the Closing Date, furnishing Parent and its financing sources with all available financial and other information pertinent to the Company and its Subsidiaries including delivery of (x) unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company for the fiscal quarter ended June 30, 2013 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 45 days before the Closing Date, (y) (in the event that the Closing Date occurs on a date that is more than 90 days following December 31, 2013) audited consolidated balance sheets and related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2013, in each case prepared in accordance with GAAP and (z) without duplication of the foregoing clauses (x) and (y), the information and documents relating to the Company required by paragraphs 9 and 10 of Exhibit E to the Commitment Letter (such information in the foregoing clauses (x), (y) and (z), the “Required Information”), (iv) providing unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company, (v) having the Company designate members of senior management of the Company to execute customary authorization letters with respect to bank information memoranda, offering memoranda or other materials provided to prospective lenders or investors and participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including reasonable direct contact between such senior management of the Company and its Subsidiaries and the potential lenders in the Financing, (vi) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Commitment Letter, (vii) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors, (viii) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing and other customary documents as may be reasonably requested by Parent, (ix) facilitating the pledging of collateral for the Financing, (x) assisting the Financing sources in benefiting from the existing lending relationships of the Company and its Subsidiaries, (xi) requesting from the Company’s existing lenders such customary documents in connection with refinancings as requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters (in form and substance reasonably satisfactory to Parent), lien releases (including UCC-3 termination statements), instruments of termination or discharge, (xii) furnishing Parent and the Lenders with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended) and (xiii) otherwise cooperating with Parent, and taking all other corporate actions, the effectiveness of which shall be subject to the occurrence of the Effective Time, reasonably requested by Parent reasonably necessary to permit the consummation of the Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.06, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, the use of proceeds thereof and any information used in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such persons. The expense reimbursement and indemnification obligations set forth in this Section 6.06(b) shall survive the Closing and any termination of this Agreement.

(c) For purposes of this Section 6.06, the term “Financing” shall also be deemed to include any Alternate Financing (and any debt securities issued in lieu of any committed bridge facilities) and the term “Commitment Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing. All non-public or otherwise confidential information regarding either party obtained by the other party pursuant to this Section 6.06 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to confidentiality arrangements satisfactory to the Company.

Section 6.07. Actions with Respect to Existing Debt.

(a) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase, change of control offers, consent solicitations and/or other similar actions related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of the Company or its Subsidiaries, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith. Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing (except for any Debt Tender Offer in which Parent has agreed to make all required payments), and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date (or on such earlier date as aforesaid). Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries and its and their respective Representatives to provide, all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of any offer to purchase and letter of transmittal and any consent solicitation statement. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than, if applicable, the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay for such notes, debentures or other debt securities that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any Debt Tender Offer is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

(b) Any dealer manager, solicitation agent, information agent, depositary, paying agent and any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Subject to Section 6.07(e), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent.

(c) With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, in lieu of or in addition to commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the applicable documents governing such series of securities, (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent (or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of such securities of such series pursuant to the requisite provisions of such indenture or other governing documents or (ii) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time. Any such redemption or satisfaction and discharge must be conditioned on the occurrence of the Closing and shall only be effectuated if the documents governing such series of securities permit such conditional redemption. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay in full such redemption or satisfaction and discharge. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

(d) If requested by Parent, the Company shall use its reasonable best efforts to arrange for, at the Closing, the termination of the Credit Agreement and any other existing indebtedness of the Company and its subsidiaries and the procurement of customary payoff letters in connection therewith. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay in full the payoff amount for any such indebtedness.

(e) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with this Section 6.07. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.07.

Section 6.08. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the other party’s prior written consent, except as may be required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system (in which case the party required to issue such press release or make such statement shall give reasonable notice to the other party, including the opportunity to review and comment on such press release or statement to the extent practicable); provided further, that the Company need not consult Parent in connection with the matters referred to in and in accordance with Section 5.02, including any press release or public statement to be issued or made in order to effect a Company Adverse Recommendation Change made pursuant to and in accordance with Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company. Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Applicable Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.

Section 6.09. Employee Matters.

(a) From the Effective Time through the first anniversary of the Effective Time (“Benefit Period”), each employee of the Company or any of its Subsidiaries who remains in the employment of Parent or any of its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) shall receive (i) a base salary and annual cash incentive opportunities (as a percentage of base salary) that are, at Parent’s election, either (A) no lower than the base salary and annual cash incentive opportunities that were provided to such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to the base salary and annual cash incentive opportunities that Parent or its Subsidiaries then provide to similarly situated employees, (ii) employee benefits that are, at Parent’s election, either (A) no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Effective Time under the Company Benefit Plans set forth on Section 3.10(a) of the Company Disclosure Letter or (B) substantially comparable in the aggregate to the employee benefits that Parent or its Subsidiaries then provide to similarly situated employees, and (iii) severance benefits that are, at Parent’s election, either (A) no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to the severance benefits that Parent or its Subsidiaries then provide to similarly situated employees. Continuing Employees covered by any Collective Bargaining Agreement shall receive base salary, cash and equity incentives and employee benefits consistent with applicable Collective Bargaining Agreements.

(b) With respect to any Parent Benefit Plan in which Continuing Employees and their eligible dependents will be eligible to participate during and after the Benefit Period, for purposes of determining eligibility to participate, level of benefits and vesting (other than benefit accruals and early retirement subsidies under any defined benefit pension plan or any equity compensation arrangement), service recognized by the Company and any of its Subsidiaries immediately prior to the Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that, such service need not be recognized (i) to the extent that the applicable Company Benefit Plan did not recognize such service for such Continuing Employee, (ii) to the extent that such recognition would result in any duplication of benefits or (iii) with respect to any Parent Benefit Plan for which prior service is not recognized for employees of Parent and its Subsidiaries generally.

(c) During the Benefit Period, Parent shall use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any group health plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their spouses and eligible dependents) will be eligible to participate during the Benefit Period, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan for such individual immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her spouse and eligible dependents) under the comparable Company Benefit Plan during the year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each such Continuing Employee will be eligible to participate during such year.

(d) Without otherwise limiting the generality of Section 9.07, the provisions of this Section 6.09 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.09) under or by reason of any provision of this Agreement. Nothing in this Section 6.09 shall amend, or be deemed to amend (or, except as otherwise provided in this Section 6.09, prevent the amendment or termination of) any Company Benefit Plan or any Parent Benefit Plan.

(e) Parent shall have no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Closing.

Section 6.10. Merger Sub; Parent Subsidiaries; Company Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 6.11. CVR Agreement. At or prior to the Closing, Parent will execute and deliver, and shall use reasonable best efforts to cause the Trustee to execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are required by the Trustee.

Section 6.12. Listing. Parent shall use its reasonable best efforts to cause (i) the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date, and (ii) the CVRs to be issued in the Merger to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing Date; provided, that, in the event the CVRs are unable to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing Date, Parent shall use its reasonable best efforts to cause the CVRs to be issued in the Merger to be approved for listing on, subject to official notice of issuance, any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board prior to the Closing Date. Each of the parties agrees to use its reasonable best efforts to cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time. Parent shall reserve for issuance, and shall use its reasonable best efforts to be approved for listing on the NYSE, such shares of Parent Common Stock as may be issued upon conversion of Company Convertible Notes, calculated on a fully-diluted basis and after giving effect to the Merger.

Section 6.13. Notification of Certain Matters.

(a) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (i) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger not to be satisfied, or (ii) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.13(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

(b) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of any written notice or other written communication from any Governmental Entity or from any Person alleging that the consent of such Governmental Entity or Person is or may be required in connection with the Merger or any other transaction contemplated by this Agreement.

Section 6.14. Transaction Litigation. In the event that any Action relating to, involving or affecting this Agreement, the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) is brought or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries or Affiliates, the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity (at Parent’s sole expense and subject to a joint defense agreement) to participate in the defense, settlement and/or prosecution of any Transaction Litigation, and neither the Company nor any of its Subsidiaries nor any of its or their respective Representatives shall settle, agree to settle or come to any arrangement regarding any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.15. Existing Litigation. From the execution and delivery of this Agreement until the Effective Time, the Company shall reasonably consult with Parent (a) at regular intervals regarding the status of the Existing Litigation and (b) prior to taking any material action with respect to any Existing Litigation, including but not limited to settling, agreeing to settle or coming to any arrangement regarding any Existing Litigation.

Section 6.16. Conversion of Company Convertible Notes. Following the Effective Time, Parent shall take all actions necessary, in accordance with state and federal securities laws and the terms of the indenture governing the Company Convertible Notes, to effect any conversion of the Company Convertible Notes issued and outstanding at the time of such conversion as requested by the holders of the Company Convertible Notes.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) all other Required Antitrust Approvals shall have been obtained.

(c) Legal Restraints. No Applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order and no proceedings for such purposes shall be pending before or threatened by the SEC.

(e) Listing. The shares of Parent Common Stock issuable as Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.02. Conditions to Obligation of Parent. The obligation of each of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01 [Qualification, Organization, Subsidiaries], Section 3.02 [Authority; Execution and Delivery; Enforceability] and Section 3.25 [Brokers’ Fees and Expenses] shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03 [Capital Structure] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, except for de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Section 3.06 [Absence of Certain Changes] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) No Governmental Adverse Event. Since the date of this Agreement, no Governmental Adverse Event shall have occurred and be continuing.

(e) No Debt Acceleration. Since March 31, 2013, no acceleration of any principal or interest amount under the Credit Agreement or any other material Indebtedness of the Company or any of its Subsidiaries shall have occurred and be continuing.

(f) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c), Section 7.02(d) and Section 7.02(e) have been satisfied.

(g) Consents. The Company and each of its Subsidiaries shall have obtained the consents identified on Section 7.02(g) of the Company Disclosure Letter.

Section 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.01 [Qualification, Organization, Subsidiaries] and Section 4.02 [Authority; Execution and Delivery; Enforceability] shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent contained in Section 4.03(a) [Capital Structure] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as such time, except for de minimis inaccuracies, (iii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 4.12 [Absence of Certain Changes] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, and (iv) all other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been satisfied.

(e) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by Parent and the Trustee and be in full force and effect.

(f) Listing. The CVRs issuable as CVR Consideration shall have been approved for listing on (i) either the NYSE or NASDAQ, subject to official notice of issuance, or (ii) if unable to be approved pursuant to clause (i), any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before April 30, 2014 (the “End Date”); provided, however, that (x) if, on the End Date, any of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) (if such Legal Restraint is in respect of any Regulatory Law) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date may be extended by Parent with the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) to July 30, 2014, or such earlier date as may be agreed in writing by Parent and the Company, and such date shall become the End Date for purposes of this Agreement and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Governmental Entity of competent authority issues a final nonappealable Order or enacts a law that prohibits, restrains or makes illegal the consummation of the Merger; or

(iii) if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting.

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company, prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.02(e);

(e) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect;

(f) by Parent, prior to receipt of the Company Stockholder Approval, in the event that a Company Adverse Recommendation Change shall have occurred;

(g) by Parent, prior to receipt of the Company Stockholder Approval, if the Company shall have breached or be deemed to have breached in any material respect any covenant, obligation or agreement set forth in Section 5.02; provided, that Parent may not terminate this Agreement pursuant to this Section 8.01(g) if Parent is then in breach of this Agreement in any material respect;

(h) by Parent, if a Governmental Adverse Event shall have occurred and is not cured within 60 days following such occurrence.

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the penultimate sentences of Section 6.02 and Section 6.06(b), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, provided, however, that, no such termination shall relieve any Person from any liability or damages arising out of: (i) fraud in connection with this Agreement or (ii) any willful or intentional breach of any provision of this Agreement.

Section 8.03. Fees and Expenses.

(a) Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent a fee of $109,000,000 (the “Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f) (other than as a result of any Company Adverse Recommendation Change made by the Company relating to a Parent Material Adverse Effect); or

(ii) (A) an Acquisition Proposal shall have been announced, commenced, publicly disclosed or otherwise made known to the Company or shall have been made directly to the stockholders of the Company generally; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(e); and (C) within 12 months of such termination (x) the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that is subsequently consummated or (y) an Acquisition Proposal is consummated; provided, however, that for purposes of this Section 8.03(b)(ii), the references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

(c) The Company shall pay to Parent $40,000,000 (the “Company Expense Reimbursement”) if Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii). The existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.03(b)(ii) shall not relieve the Company of its obligations to pay the Company Expense Reimbursement pursuant to this Section 8.03(c), and the payment by the Company of the Company Expense Reimbursement pursuant to this Section 8.03(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.03(b)(ii). In the event the Company pays the Company Expense Reimbursement pursuant to this Section 8.03(c), the amount of such Company Expense Reimbursement actually paid shall be credited against any Termination Fee subsequently payable by the Company pursuant to Section 8.03(b)(ii).

(d) Any amounts due under Section 8.03(b) or Section 8.03(c) shall be paid by wire transfer of same-day funds (i) in the case of Section 8.03(b)(i), on the Business Day immediately following the date of termination of this Agreement in the case of termination pursuant to Section 8.01(f) (or simultaneous with such termination, in the case of termination pursuant to Section 8.01(d)), (ii) in the case of Section 8.03(b)(ii), on the date of consummation of the Acquisition Proposal referred to in Section 8.03(b)(ii)(C), and (iii) in the case of Section 8.03(c), on the Business Day immediately following the date of termination of this Agreement.

(e) The Company acknowledges and agrees that the agreements contained in Section 8.03(b) and Section 8.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to Section 8.03(b) or Section 8.03(c), and, in order to obtain such payment, Parent commences an Action that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. The parties agree that the receipt of the Termination Fee and/or the Company Expense Reimbursement, as the case may be, together with the amounts described in the immediately preceding sentence, shall be the sole and exclusive monetary remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event such amounts are paid by the Company and accepted by Parent, and, upon payment of such amounts by the Company and the acceptance of such amounts by Parent, the Company, the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee or the Company Expense Reimbursement on more than one occasion; provided, however, that (i) the Company may be required to pay both the Company Expense Reimbursement pursuant to Section 8.03(c) and a portion of the Termination Fee pursuant to Section 8.03(b)(ii) and (ii) no such payment shall relieve any Person from any liability or damages arising out of: (x) fraud in connection with this Agreement or (y) any willful or intentional breach of any provision of this Agreement.

Section 8.04. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties and there shall be no amendment to Sections 8.04, 8.05, 9.07 and 9.08 (or any provision of this Agreement to the extent an amendment of such provision would modify the substance of Sections 8.04, 8.05, 9.07 or 9.08) in a manner that would be adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement, except that there shall be no waiver to Sections 8.04, 8.05, 9.07 or 9.08 (or any provision of this Agreement to the extent a waiver such provision would modify the substance of Sections 8.04, 8.05, 9.07 or 9.08) in a manner that would be adverse to the Financing Sources without the prior written consent of the Financing Sources. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Applicable Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company.

ARTICLE IX

General Provisions

Section 9.01. Nonsurvival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement will survive the Effective Time; provided that this Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, by a recognized next-day courier or by registered or certified mail (return receipt requested, postage prepaid) or (b) if by facsimile, upon written confirmation of receipt by facsimile. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Company, to:

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, FL 34108

Phone: (239) 598-3131

Facsimile: (239) 597-5794

Attention:	Steve Clifton

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Phone: (212) 310-8000

Facsimile: (212) 310-8007

Attention:	Michael J. Aiello

Matthew J. Gilroy

(b) if to Parent or Merger Sub, to:

Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Phone: (615) 465-7000

Facsimile: (615) 373-9704

Attention:	Rachel Seifert

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Phone: (212) 446-4800

Facsimile: (212) 446-4900

Attention:	Stephen Fraidin

Thomas W. Christopher

Michael P. Brueck

Section 9.03. Definitions. For purposes of this Agreement:

“Action” means any action, filing of charges, suits, claims, complaints, investigations, audits, inquiries, proceedings (whether civil or criminal), or arbitrations.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement on terms not more favorable in any material respect to the counterparty thereto than those in the Confidentiality Agreement.

“Applicable Law(s)” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement (including any federal, state or local directive or other requirement, in each case that relates to Medicare or Medicaid) enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. Without limitation, references to “Applicable Law” or “Applicable Laws” shall be deemed to include Health Care Laws and any applicable insurance or antitrust law (including any law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Applicable Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreements, labor union contracts, trade union agreements, foreign works council contracts, or other agreement with any labor organization.

“Company Performance Cash Award” means any performance cash award granted under any Company Stock Plan.

“Company Deferred Stock Award” means any award of the right to receive Company Common Stock which is granted under any Company Stock Plan.

“Company Equity Award Consideration” means the aggregate Merger Consideration payable to holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards in respect of such awards hereunder.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Provider” means a Provider that is owned, operated, leased, employed by or furnishing items or services on behalf of the Company or any of its Subsidiaries.

“Company Restricted Stock Award” means any award of Company Common Stock that is subject to time and/or performance vesting conditions and which is granted under any Company Stock Plan.

“Company Rights Plan” means the Rights Agreement entered into between the Company and American Stock Transfer & Trust Company, LLC, dated as of May 24, 2013.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the Company’s Amended and Restated 1996 Executive Incentive Compensation Plan, as amended, and the Company’s 2006 Outside Director Restricted Stock Award Plan, as amended.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

“Credit Agreement” means Credit Agreement, dated as of November 18, 2011, among the Company and the other parties thereto.

“DOJ” means the United States Department of Justice.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Environmental Laws” means any applicable federal, state or local law (statutory or common), constitution, treaty, convention, ordinance, code, rule, regulation or Order enacted, adopted, promulgated or applied by a Governmental Entity relating to human or worker health and safety (with respect to exposure to hazardous substances, except in the ordinary course of business), pollution or protection of the environment or natural resources.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Litigation” shall have the meaning ascribed to such term in the CVR Agreement.

“Facility” means (i) with respect to Parent and its Subsidiaries, a Parent Provider, excluding individual practitioners of the healing arts and groups of such practitioners and (ii) with respect to the Company and its Subsidiaries, a Company Provider, excluding individual practitioners of the healing arts and groups of such practitioners.

“Financing Sources” means any entity or entities that commit to provide, or otherwise enter into agreements in connection with, the Financing, including the party or parties to the Commitment Letter or any definite documentation relating thereto, together with such party’s or parties’ successors, assigns, Affiliates, officers, directors, employees and representatives, and their respective successors, assigns, Affiliates, officers, directors, employees and representatives.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Adverse Event” means any of the following events: (i) the filing of a state or federal felony criminal charge against the Company or any Subsidiary of the Company or (ii) the exclusion, debarment or suspension of the Company or any Subsidiary of the Company from participation in a Government Sponsored Health Care Program, the receipt by the Company or any Subsidiary of the Company of a notification from any Governmental Entity that it intends to so exclude, debar or suspend the Company or any Subsidiary of the Company, or any conviction, plea, settlement or verdict against the Company or any Subsidiary of the Company of an offense or violation that would reasonably be expected to result in any such exclusion, debarment or suspension (whether mandatory or permissive).

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Government Sponsored Health Care Programs” means all health benefit programs that are sponsored by a Governmental Entity and that the Company or any of its Subsidiaries participates in, whether pursuant to one or more Contracts with the applicable Governmental Entity or otherwise, including “Federal health care programs” as defined by 42 U.S.C. § 1320a-7b(f), Medicaid (including Temporary Assistance to Needy Families, Child Health Insurance Program, Aged, Blind and Disabled, Supplemental Security Income and long term care), Medicare, Medicare Advantage (including Special Needs Plans), Medicare Part D, TRICARE, dual eligible initiatives and other demonstration programs.

“Health Care Laws” means all Applicable Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care items or services, health benefits or health insurance, including Applicable Laws that regulate managed care, third-party payors and persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care items or services and, without limiting the generality of the foregoing, all other Applicable Laws relating to Health Care Programs, including Health Care Programs pursuant to which the Company or any of its Subsidiaries is required to be licensed or authorized to transact business; (ii) health care or insurance fraud or abuse, including the solicitation or acceptance of improper incentives involving Persons operating in the health care industry, patient referrals or health care provider incentives generally, including the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil

Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the provision of administrative, management or other services related to any Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by health care providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (iv) the Consolidated Omnibus Budget Reconciliation Act of 1985; (v) ERISA (to the extent impacting any Administrative Services Organization arrangement); (vi) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (vii) the Medicare Improvements for Patients and Providers Act of 2008; (viii) privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Health Care Programs or other lines of business, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and, without limiting the generality of the foregoing, any Applicable Laws relating to medical information; and (ix) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152).

“Health Care Programs” means all lines of business, programs and types of services offered by the Company or any of its Subsidiaries, including Government Sponsored Health Care Programs, Commercial Risk (individual, small group, large group), Workers Compensation, Federal Employees Health Benefits Program (FEHBP), Administrative Services Only (ASO) and Network Rental.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hospitals” means with respect to Parent, each of the hospitals owned, leased or operated by Parent or any of its Subsidiaries, and with respect to the Company, each of the hospitals owned, leased or operated by the Company or any of its Subsidiaries as of the date of this Agreement.

“Indebtedness” means, with respect to any Person, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) in respect of outstanding letters of credit, and (iv) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means all intellectual property and all rights associated therewith in any jurisdiction, including all copyrights and other works of authorship, patents, trademarks, service marks, service names, logos, trade names, trade dress, domain names and all other indicia of origin, technology rights and licenses, computer software (including any source or object codes therefor, and documentation and websites relating thereto and all related tools, applications and systems), trade secrets, proprietary and/or confidential information and data (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), databases and database rights, franchises, know-how (including methods, processes, improvements, protocols and plans), inventions, designs, and all other intellectual property and proprietary rights, including all related goodwill, and all grants, registrations, applications for registration, reissues, continuations, continuations-in-part, revisions, divisionals, extensions, reexaminations and renewals in connection therewith, and all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“Knowledge” means, with respect to the Company, the actual knowledge, after due inquiry, of Gary Newsome, Kelly Curry, Steve Clifton, Gary Bryant or Bob Farnham and, with respect to Parent or Merger Sub, the actual knowledge of Wayne T. Smith, W. Larry Cash or Rachel A. Seifert.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary of the Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary of the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary of the Company thereunder.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of 18 consecutive Business Days after the date of this Agreement beginning on the first day on which (a) Parent shall have the Required Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with such obligation to provide the Required Information on the date such notice is received unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information (or Parent cannot confirm whether the Company has completed the delivery of the Required Information) and within five Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating, to the extent reasonably practicable, which Required Information the Company has not delivered) and (b) the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 7.02 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 18 consecutive Business Day period; provided, that such 18 Business Day period (x) if not ended on or prior to August 16, 2013, shall commence no earlier than September 3, 2013, (y) shall not be required to be consecutive to the extent that it would include November 28, 2013 through and including November 29, 2013 (which dates shall not count for purposes of the 18 consecutive Business Day period) and (z) if not ended on or prior to December 20, 2013, shall commence no earlier than January 6, 2014. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if prior to the completion of the Marketing Period, (i) the Company’s auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (ii) if prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 18 consecutive Business Day period, (iii) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, or (iv) if prior to the completion of the Marketing Period, the Company shall have been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until all such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date on which all of the proceeds of the Financing are obtained.

“Material Adverse Effect” with respect to any Person means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which such Person and its Subsidiaries operate; (C) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby or the identity of any party hereto, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities, or any litigation arising from allegations of breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby; (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (G) any action taken by such Person or its Subsidiaries that is required by this Agreement or with the prior written consent or at the direction of another Person in accordance with this Agreement, or the failure to take any action by such Person or its Subsidiaries if that action is prohibited by this Agreement; (H) changes or prospective changes in such Person’s credit ratings; (I) changes in the price or trading volume of the such Person’s Common Stock; or (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (J) hereof) is, may be, contributed to or may contribute to, a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which such Person and its Subsidiaries operate.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary of the Company.

“Parent Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 25, 2007 among CHS/Community Health Systems, Inc., Community Health Systems, Inc., the lenders party thereto and Credit Suisse AG, as Administrative Agent and Collateral Agent, as amended or restated from time to time.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Provider” means a Provider that is owned, operated, leased, employed by or furnishing items or services on behalf of Parent or any of its Subsidiaries.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and its Subsidiaries as currently conducted, (iv) non-exclusive licenses or other similar grants of rights in Intellectual Property made in the ordinary course of business, (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings, (vi) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business, (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods, (viii) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements, (ix) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to the Credit Agreement, (x) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (xi) Liens that are disclosed on the most recent consolidated balance sheet of the Company, or the notes thereto, included in the Company SEC Documents filed prior to the date hereof and (xii) Liens that are not material in amount and do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or any of its Subsidiaries of such property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Provider(s)” means all primary care physicians and physician groups, medical groups, independent practice associations, specialist physicians, dentists, optometrists, pharmacies and pharmacists, radiologists and radiology centers, laboratories, mental health professionals, community health centers, clinics, surgery centers, accountable care organizations, chiropractors, physical therapists, hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional or facility.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees, or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.04. Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any term defined in this Agreement shall have its defined meaning throughout this Agreement and in each Exhibit to this Agreement, regardless of whether it appears before or after the place where it is defined. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when all counterparts have been signed by the parties and delivered to the other parties.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration, the right of the holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards to receive the Company Equity Award Consideration and the right of holders of Company Performance Cash Awards to receive payments pursuant to Section 2.04(d), (ii) if the Effective Time occurs, the provisions set forth in Section 6.04 of this Agreement, and (iii) with respect to the

Financing Sources, the provisions set forth in Section 8.04, Section 8.05, Section 9.07 and Section 9.08 of this Agreement, are not intended to and shall not confer upon any person other than the parties hereto, any rights or remedies hereunder. Notwithstanding anything to the contrary, the Company (on behalf of itself and its Affiliates and its and their respective stockholders, directors, officers, representatives or agents) (i) hereby waives any and all rights or claims it or any of them may have against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or in connection with, this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby and (ii) hereby agrees that no Financing Source shall have any liability or obligations of any kind (whether based in contract. tort, fraud, strict liability, other laws or otherwise) to the Company, any of its Affiliates or any of its or their respective stockholders, directors, officers, representatives or agents arising under or in connection with, this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby.

Section 9.08. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”) in the event any dispute, claim or cause of action arises out of or relates to this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. No party hereto, nor any of its Affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT OR THE COMPANY UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, may not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason.

Section 9.11. Tax Reporting. Except to the extent any portion of any CVR Payment Amount is required to be treated as interest pursuant to Applicable Law, the Parties hereto agree to treat the CVRs issued pursuant to the Merger Agreement for all Tax purposes as consideration for the shares of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards, and none of the Parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by Applicable Law. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Company shall determine the portion of any CVR Payment Amount required to be treated as interest for U.S. federal income tax purposes pursuant to Section 483 of the Code and the Treasury Regulations promulgated thereunder. Capitalized terms used in this Section that are not otherwise defined in this Agreement shall be as defined in the CVR Agreement.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

Health Management Associates, Inc.

By:	/s/ William J. Schoen
Name:	William J. Schoen
Title:	Chairman

Community Health Systems, Inc.

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	President and Chief Executive Officer

FWCT-2 Acquisition Corporation

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	President and Chief Executive Officer

AMENDMENT AND CONSENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT AND CONSENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment and Consent”), dated as of September 24, 2013, is entered into by and among Health Management Associates, Inc., a Delaware corporation (the “Company”), Community Health Systems, Inc., a Delaware corporation (“Parent”), and FWCT-2 Acquisition Corporation, a Delaware corporation (“Merger Sub”).

WHEREAS, the parties hereto are parties to the Agreement and Plan of Merger, dated as of July 29, 2013 (the “Merger Agreement”);

WHEREAS, the parties to the Merger Agreement desire to amend certain provisions thereof; and

WHEREAS, Parent and Merger Sub are agreeing to consent to certain actions for purposes of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows (all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement):

1. Amendments to the Merger Agreement.

(a) Section 5.02 of the Merger Agreement is hereby amended by inserting the following as a new subsection (j) thereof:

“Notwithstanding anything to the contrary contained in this Agreement, nothing contained in the Form S-4 (excluding, for purposes of this Section 5.02(j), any amendments or supplements thereto to the extent not approved by Parent) to be filed by Parent with the SEC substantially concurrently with the execution of this Amendment and Consent shall constitute a Company Adverse Recommendation Change for any purpose under this Agreement, including with respect to Parent’s rights under Section 8.01(f) and Section 8.03(b)(i) thereof.”

(b) Section 5.02 of the Merger Agreement is hereby amended by inserting the following as a new subsection (k) thereof:

“Notwithstanding anything to the contrary contained in this Agreement, the occurrence of any of the following events shall be deemed to be a Company Adverse Recommendation Change for all purposes under this Agreement, including with respect to Parent’s rights under Section 8.01(f) and Section 8.03(b)(i) thereof:

(i) Either of the Additional Financial Advisors shall have rendered an opinion containing any conclusion (A) that the Merger Consideration to be received by the holders of Company Common Stock in the Merger is other than fair, from a financial point of view, to such holders (including, without limitation, any conclusion that the Merger Consideration is inadequate, grossly inadequate or any other similar conclusion) or (B) that is inconsistent in any respect with (1) the opinion, dated July 29, 2013, of Morgan Stanley & Co. LLC to the Company Board or (2) the Company Recommendation (disregarding any customary qualifications and disclaimers set forth in the opinion rendered by such Additional Financial Advisor); or

(ii) Either of the Additional Financial Advisors shall have been requested by the Company Board to render an opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Company Common Stock in the Merger and such Additional Financial Advisor was unable or unwilling to conclude that the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.”

(c) Section 6.08 of the Merger Agreement is hereby amended by inserting the following as a new last sentence thereof:

“Notwithstanding anything to the contrary contained in this Agreement, Parent shall be given the opportunity to review and comment on any press release proposed to be issued by or on behalf of the Company, the Company Board or any committee thereof announcing, disclosing or otherwise mentioning the engagement of the Additional Financial Advisors, and no such press release shall be issued by or on behalf of the Company, the Company Board or any committee thereof without Parent’s prior written consent, which consent shall be at the sole discretion of Parent.”

(d) Section 9.03 of the Merger Agreement is hereby amended by inserting the following definitions in alphabetical order:

“Additional Financial Advisors” means Lazard Frères & Co. LLC and UBS Securities LLC.

“Definitive Proxy Statement” means a Proxy Statement forming a part of a Form S-4 that has been filed with the SEC and declared effective under the Securities Act, and that has been disseminated to stockholders of the Company.

(e) Section 6.01(b) of the Merger Agreement is hereby amended by adding the following proviso to the end thereof:

“; provided further, that in no event shall the Company Stockholders Meeting be held on, adjourned, recessed or postponed to a date that is on or after the third Business Day prior to the End Date without Parent’s prior written consent.”

2. Notification of Certain Matters. From and after the date of this Amendment and Consent until the earlier of the termination of the Merger Agreement and the Effective Time, the Company shall promptly (and in any event within 48 hours) notify Parent of the occurrence of any event described in Section 1(b)(i) or Section 1(b)(ii) of this Amendment and Consent.

3. Consent to Engagement of Additional Financial Advisors.

(a) Notwithstanding anything to the contrary contained in the Merger Agreement, including Sections 3.25 and 5.01 thereof, each of Parent and Merger Sub hereby grants its consent to the engagement by the Company of each of the Additional Financial Advisors, solely upon the terms and subject to the conditions set forth in the Engagement Letters (the “Engagement Letters”) to be dated substantially concurrent with the execution of this Agreement and Consent between the Company and the Additional Financial Advisors, in each case in the form last provided to Parent prior to execution of this Amendment and Consent.

(b) As a condition to the consent set forth in this Section 3, the Company hereby represents, warrants and agrees that (i) except as expressly set forth in the Engagement Letters, there are and shall be no agreements or arrangements between, on behalf of, or otherwise binding upon (x) the Company, the Company Board or any committee thereof, on the one hand, and either Additional Financial Advisor or any of their respective Affiliates, on the other hand, or (y) to the Company’s knowledge following due inquiry, Glenview Capital Management, L.P. or any of its affiliated funds, on the one hand, and either Additional Financial Advisor or any of their respective Affiliates, on the other hand, solely for purposes of this clause (y), relating to the Merger or the matters for which the Additional Financial Advisors have been retained by the Company, and (ii) the Engagement Letters shall not be amended or otherwise modified in any respect (including, without limitation, by entering into any other agreements or arrangements with such Additional Financial Advisor that would otherwise be permitted by the terms of the Merger Agreement) without Parent’s prior written consent, which consent shall be at the sole discretion of Parent.

(c) The Company agrees that, if either of the Additional Financial Advisors shall have been or shall be requested to render an opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Company Common Stock in the Merger, such opinion shall be made so that the Company shall be able to include the opinion and any disclosures relating thereto in the Definitive Proxy Statement; provided, however, that in no event shall such opinion be rendered later than November 19, 2013.

4. Representations and Warranties of the Company.

(a) The Company has all requisite corporate power and authority to execute and deliver this Amendment and Consent, to perform its obligations hereunder and to consummate the transactions contemplated by this Amendment and Consent.

(b) The Company has duly executed and delivered this Amendment and Consent and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Amendment and Consent constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(c) The execution, delivery and performance by the Company of this Amendment and Consent and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter, the Company By-laws or the comparable organizational documents of the Subsidiaries of the Company or (ii) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected.

5. Representations and Warranties of Parent and Merger Sub.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Amendment and Consent, to perform its obligations hereunder and to consummate the transactions contemplated by this Amendment and Consent.

(b) Each of Parent and Merger Sub has duly executed and delivered this Amendment and Consent and, assuming the due authorization, execution and delivery by the Company, this Amendment and Consent constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(c) The execution, delivery and performance by each of Parent and Merger Sub of this Amendment and Consent and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Charter or the Parent By-laws or the certificate of incorporation or by-laws of Merger Sub or (ii) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected.

6. Effectiveness; No Waiver or Consent.

(a) The amendments set forth in this Amendment and Consent shall be effective immediately on the date hereof.

(b) Except as expressly amended by this Amendment and Consent, all other provisions of the Merger Agreement (including, without limitation, Section 5.02 thereof [No Solicitation by the Company; Company Recommendation]) shall be unchanged and remain in full force and effect, including, without limitation, the required or expected timing of any obligations of Parent, Merger Sub or the Company under the Merger Agreement. Without limiting the generality of the foregoing, the execution, delivery and performance of this Amendment and Consent shall not in any way affect the Company’s obligations to (i) prepare the Proxy Statement and cause it to be filed with the SEC as promptly as reasonably practicable after the execution of the Merger Agreement, (ii) use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, (iii) use it reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any comments received from the SEC concerning the Proxy Statement and (iv) take all necessary actions to duly call, give notice of, convene and hold the Company Stockholders Meeting as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement.

(c) The execution, delivery and performance of this Amendment and Consent shall not, except as expressly provided herein, constitute a waiver of any provision of, operate as a waiver of any obligation, right, power or remedy of the parties hereto under, or constitute a consent to any action for purposes of, the Merger Agreement.

7. Interpretation. For the avoidance of doubt, from and after the date of this Amendment and Consent, references in the Merger Agreement to the “Agreement” or any provision thereof shall be deemed to refer to the Merger Agreement or such provision as amended hereby (unless the context otherwise requires) and references in the Merger Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to July 29, 2013. References in this Amendment and Consent to “the date hereof” refer to September 24, 2013.

8. Counterparts. This Amendment and Consent may be executed in counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when all counterparts have been signed by the parties and delivered to the other parties.

9. Entire Agreement; No Third-Party Beneficiaries. This Amendment and Consent constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof, and are not intended to and shall not confer upon any person other than the parties hereto, any rights or remedies hereunder.

10. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Amendment and Consent and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Amendment and Consent, any of the transactions contemplated by this Amendment and Consent or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Courts in the event any dispute, claim or cause of action arises out of or relates to this Amendment and Consent or the transactions contemplated by this Amendment and Consent, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Amendment and Consent or the transactions contemplated by this Amendment and Consent in any court other than a Delaware Court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02 of the Merger Agreement. Nothing in this Amendment and Consent will affect the right of any party to this Amendment and Consent to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AMENDMENT AND CONSENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT AND CONSENT OR THE TRANSACTIONS CONTEMPLATED HEREBY,

INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT OR THE COMPANY UNDER THIS AMENDMENT AND CONSENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AMENDMENT AND CONSENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

[Signature page follows.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Amendment and Consent, all as of the date first written above.

HEALTH MANAGEMENT ASSOCIATES, INC.

By:	/s/ Steven Shulman
Name: Steven Shulman Title: Chairman

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ Wayne T. Smith
Name: Wayne T. Smith Title: President and Chief Executive Officer

FWCT-2 ACQUISITION CORPORATION

By:	/s/ Wayne T. Smith
Name: Wayne T. Smith Title: President and Chief Executive Officer

ANNEX B

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

COMMUNITY HEALTH SYSTEMS, INC.

and

[TRUSTEE]

Dated as of [—]

B-i

(continued)

B-ii

(continued)

Annex A – Form of CVR Certificate

Note: This table of contents shall not, for any purpose, be deemed to be a part of this CVR Agreement.

B-iii

Reconciliation and tie between Trust Indenture Act of 1939 and Contingent Value Rights Agreement, dated as of [—].

Trust Indenture Act Section	Agreement Section

Note: This reconciliation table shall not, for any purpose, be deemed to be a part of this CVR Agreement.

B-iv

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [—]1 (this “CVR Agreement”), by and between Community Health Systems, Inc., a Delaware corporation (the “Company”), and [—], a [—], as trustee (the “Trustee”), in favor of each person who from time to time holds one or more Contingent Value Rights (the “Securities” or “CVRs” and, each individually, a “Security” or a “CVR”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of July 29, 2013 (the “Merger Agreement”), by and among the Company, FWCT-2 Acquisition Corporation, a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub”), and Health Management Associates, Inc., a Delaware corporation (“HMA”);

WHEREAS, pursuant to the Merger Agreement, Merger Sub shall merge with and into HMA (the “Merger”), with HMA being the surviving corporation in the Merger and becoming a wholly owned Subsidiary of the Company;

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement; and

WHEREAS, a registration statement on Form S-4 (No. 333-[—]) (the “Registration Statement”) with respect to the CVRs has been prepared and filed by the Company with the Commission (as defined below) and has become effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, it is covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this ARTICLE1 have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all accounting terms used herein and not expressly defined herein shall, except as otherwise noted, have the meanings assigned to such terms in accordance with applicable Accounting Standards, where “Accounting Standards” means generally accepted accounting principles in the United States, consistently applied;

(c) all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement;

(d) all other terms used herein which are defined in the Trust Indenture Act (as defined herein), either directly or by reference therein, have the respective meanings assigned to them therein; and

(e) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision.

[1]	Note to Draft: To be dated as of the closing date of the merger.

“Act” shall have the meaning set forth in SECTION 1.4 of this CVR Agreement.

“Acting Holders” means, at the time of determination, Holders of at least thirty percent (30%) of the Outstanding Securities.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Board of Directors” means the board of directors of the Company or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Chairman of the Board of Directors, the Chief Executive Officer or the Secretary to the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Breach” shall have the meaning set forth in SECTION 8.1 of this CVR Agreement.

“Breach Interest Rate” means a per annum rate equal to the prime rate of interest quoted by Bloomberg, or a similar reputable data source, plus three percent (3%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in The City of New York, New York are not authorized or obligated by Law or executive order to close and, if the CVRs are listed on a national securities exchange, electronic trading network or other suitable trading platform, such exchange, electronic network or other trading platform is open for trading.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Company” means the Person named as the “Company” in the first paragraph of this CVR Agreement, until a successor Person shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Company” shall mean such successor Person.

“Company Group” means the Company and its Subsidiaries.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by the chairman of the Board of Directors, the Chief Executive Officer, a president or any vice president, the General Counsel, or any other person duly authorized to act on behalf of the Company for such purpose or for any general purpose, and delivered to the Trustee.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this CVR Agreement is located at [—].

“CVRs” shall have the meaning set forth in the Preamble of this CVR Agreement.

“CVR Agreement” means this instrument as originally executed and as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof.

“CVR Certificate” means a certificate representing any of the CVRs.

“CVR Payment Amount” means $1.00 in cash per CVR; provided, however, that if the aggregate amount of Losses as of the Payment Event Date exceeds $18,000,000 (the “Deductible”), the CVR Payment Amount shall be reduced by an amount equal to the quotient obtained by dividing: (a) the product of (i) all Losses in excess of the Deductible and (ii) 90%; by (b) the number of Outstanding Securities on the Payment Event Date; provided, that the CVR Payment Amount shall not be reduced to an amount below zero. All payments of the CVR Payment Amount shall be made without interest thereon and less any applicable withholding of Taxes. In no event shall the Company be obligated to pay the CVR Payment Amount on more than one occasion.

“CVR Payment Date” means the date on which the CVR Payment Amount is payable by the Paying Agent to the Holders, which date shall be established pursuant to SECTION 3.1(e).

“DOJ” means the U.S. Department of Justice.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Litigation” means any litigation, investigation (whether formal or informal, including subpoenas), or other action or proceeding involving the HHS-OIG, the DOJ, the Commission or any other Governmental Entity, relating to whether HMA or any of its Affiliates violated any Law, and any civil litigation or other action or proceeding, including any shareholder or derivative action or proceeding, arising out of or relating to the foregoing, in each case existing on or prior to the date of the Merger Agreement; provided that Existing Litigation shall not include any such litigation, investigation or other action or proceeding involving only individuals or entities other than HMA unless HMA is required to indemnify Losses incurred by such individuals or entities. For the avoidance of doubt, for purposes of this definition, the Company and its Subsidiaries shall not be considered Affiliates of HMA.

“Final Resolution” means (i) receipt of written confirmation from each applicable Governmental Entity that it has closed its investigation into HMA with respect to the Existing Litigation; or (ii) resolution of the Existing Litigation pursuant to a written settlement agreement, consent decree or other final non-appealable judgment by a court of competent jurisdiction.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“HHS-OIG” means the U.S. Department of Health and Human Services Office of Inspector General.

“HMA” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Junior Obligations” shall have the meaning set forth in SECTION 10.1.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, international treaties and conventions or requirements of any Governmental Entity.

“Losses” means the amount of all losses, damages, costs, fees and expenses (including, without limitation, attorneys fees and expenses), and all fines, penalties, settlement amounts, indemnification obligations and other liabilities, in each case arising out of or relating to the Existing Litigation that are paid by the Company or any of its Affiliates (including HMA) prior to the Payment Event Date; provided that Losses shall not include (i) the costs associated with any change to HMA’s policies, procedures or practices, or (ii) the loss of any (A) licenses or (B) rights and privileges to participate in government sponsored programs even if required under a settlement agreement, consent decree or other final non-appealable judgment by a court of competent jurisdiction; provided that in each case, the amount of any Losses shall be net of any amounts actually recovered by the Company or any of its wholly owned Subsidiaries under insurance policies.

“Majority Holders” means, at the time of determination, Holders of at least a majority of the Outstanding Securities.

“Merger” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Merger Agreement” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Merger Sub” shall have the meaning set forth in the Recitals of this CVR Agreement.

“NASDAQ” shall have the meaning set forth in SECTION 7.6.

“NYSE” shall have the meaning set forth in SECTION 7.6.

“Officer’s Certificate” when used with respect to the Company means a certificate signed by the Chief Executive Officer, a president or any vice president, the Chief Financial Officer or any other person duly authorized to act on behalf of the Company for such purpose or for any general purpose.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Company.

“Outstanding” when used with respect to Securities (“Outstanding Securities”) means, as of the date of determination, all Securities theretofore authenticated and delivered under this CVR Agreement, except: (a) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation and (b) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this CVR Agreement, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company; provided, however, that in determining whether the Holders of the requisite Outstanding Securities have given any request, demand, authorization, direction, consent, waiver or other action hereunder, Securities owned by the Company or any Affiliate of the Company, whether held as treasury securities or otherwise, shall be disregarded and deemed not to be Outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, consent, waiver or other action, only Securities that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded (but the Trustee need not confirm or investigate the accuracy of mathematical calculations or other facts stated in such request, demand, authorization, direction, consent, waiver or other action).

“Party” shall mean the Trustee and the Company, as applicable.

“Paying Agent” means any Person authorized by the Company to pay the amount determined pursuant to SECTION 3.1, if any, on any Securities on behalf of the Company.

“Payment Certificate” has the meaning set forth in SECTION 3.1(c).

“Payment Event Date” means the date on which Final Resolution occurs.

“Person” means any individual, corporation, partnership, joint venture, association, jointstock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Permitted Junior Securities” shall have the meaning set forth in SECTION 10.2(a).

“Registration Statement” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Responsible Officer” when used with respect to the Trustee means any officer assigned to the Corporate Trust Office and also means, with respect to any particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

“Securities” shall have the meaning set forth in the Preamble of this CVR Agreement.

“Securities Act” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Security Register” shall have the meaning set forth in SECTION 3.5(a) of this CVR Agreement.

“Security Registrar” shall have the meaning set forth in SECTION 3.5(a) of this CVR Agreement.

“Senior Obligations” means (a) the principal of, and premium (if any) and interest (including, without limitation, any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Law) on, the following existing or future obligations of the Company, and all other amounts owing thereon; (i) with respect to borrowed money, (ii) evidenced by notes, debentures, bonds or other similar debt instruments, (iii) with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions, (iv) reimbursement obligations in respect of letters of credit and similar obligations, (v) in respect of capital leases, or (vi) guarantees in respect of obligations referred to in clauses (i) through (v) above; unless, in any case, the instrument creating or evidencing the same or pursuant to which the same is outstanding provides that such obligations are pari passu to or subordinate in right of payment to the Securities and (b) any Losses.

Notwithstanding the foregoing, “Senior Obligations” shall not include:

(a) Junior Obligations;

(b) trade debt incurred in the ordinary course of business;

(c) any intercompany indebtedness between the Company and any of its Subsidiaries or Affiliates;

(d) indebtedness of the Company that is subordinated in right of payment to Senior Obligations;

(e) indebtedness or other obligations of the Company that by its terms ranks equal or junior in right of payment to the Junior Obligations;

(f) indebtedness of the Company that, by operation of Law, is subordinate to any general unsecured obligations of the Company;

(g) indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to the Junior Obligations;

(h) indebtedness consisting of the deferred purchase price for property or services, including earn-out and milestone payments and contingent value rights; or

(i) indebtedness that is contractually non-recourse to the general credit of the Company.

“Series A Contingent Value Rights” shall have the meaning set forth in SECTION 3.1(b) of this CVR Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of Voting Securities is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Tax” means any U.S. federal, state or local tax, assessment, levy or other governmental charge of any kind, including any income, profits, gross receipts, license, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, franchise, sales, social security, unemployment, disability, use, property, withholding, excise, transfer, registration, production, value added, alternative minimum, occupancy, estimated or any other tax of any kind whatsoever, whether disputed or not, together with any interest, penalty or addition thereto.

“Tax Return” means any return, report, declaration, claim or other statement (including attached schedules) relating to Taxes.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended from time to time.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this CVR Agreement, until a successor Trustee shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Trustee” shall mean such successor Trustee.

“Voting Securities” means securities or other interests having voting power, or the right, to elect or appoint directors, or any Persons performing similar functions, irrespective of whether or not stock or other interests of any other class or classes shall have or might have voting power or any right by reason of the happening of any contingency.

SECTION 1.2 Compliance and Opinions.

(a) Upon any application or request by the Company to the Trustee to take any action under any provision of this CVR Agreement, the Company shall furnish to the Trustee an Officer’s Certificate stating that, in the opinion of the signor, all conditions precedent, if any, provided for in this CVR Agreement relating to the proposed action have been complied with and an Opinion of Counsel stating, subject to customary exceptions, that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this CVR Agreement relating to such particular application or request, no additional certificate or opinion need be furnished.

(b) Every certificate or opinion with respect to compliance with a condition or covenant provided for in this CVR Agreement shall include: (i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 1.3 Form of Documents Delivered to Trustee.

(a) In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b) Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company.

(c) Any certificate, statement or opinion of an officer of the Company or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Company. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

(d) Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this CVR Agreement, they may, but need not, be consolidated and form one instrument.

SECTION 1.4 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this CVR Agreement to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this CVR Agreement and (subject to SECTION 4.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this SECTION 1.4. The Company may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this CVR Agreement, which date shall be no greater than ninety (90) days and no less than ten (10) days prior to the date of such vote or consent to any action by vote or consent authorized or permitted under this CVR Agreement. If not previously set by the Company, (i) the record date for determining the Holders entitled to vote at a meeting of the Holders shall be the date preceding the date notice of such meeting is mailed to the Holders, or if notice is not given, on the day next preceding the day such meeting is held, and (ii) the record date for determining the Holders entitled to consent to any action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company. If a record date is fixed, those Persons who were Holders of Securities at such record date (or their duly designated proxies), and only those Persons, shall be entitled to take such action by vote or consent or, except with respect to clause (d) below, to revoke any vote or consent previously given, whether or not such Persons continue to be Holders after such record date. No such vote or consent shall be valid or effective for more than one hundred twenty (120) days after such record date.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

(c) The ownership of Securities shall be proved by the Security Register. Neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

(d) At any time prior to (but not after) the evidencing to the Trustee, as provided in this SECTION 1.4, of the taking of any action by the Holders of the Securities specified in this CVR Agreement in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this SECTION 1.4, revoke such action so far as concerns such Security. Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Security shall bind every future Holder of the same Security or the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

SECTION 1.5 Notices, etc., to Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this CVR Agreement to be made upon, given or furnished to, or filed with:

(a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed, in writing, to or with the Trustee at its Corporate Trust Office; or

(b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder if in writing and mailed, first-class postage prepaid, to the Company addressed to it at Community Health Systems, Inc., 4000 Meridian Blvd., Franklin, Tennessee 37067, Attention: General Counsel, or at any other address previously furnished in writing to the Trustee by the Company.

SECTION 1.6 Notice to Holders; Waiver.

(a) Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

SECTION 1.7 Conflict with the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this CVR Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control.

SECTION 1.8 Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 1.9 Benefits of Agreement. Nothing in this CVR Agreement or in the Securities, express or implied, shall give to any Person (other than the Parties hereto and their successors and permitted assigns and, solely in accordance with the express terms of this CVR Agreement and subject to SECTIONS 1.13, 3.1(g) and 8.6, the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained.

SECTION 1.10 Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) THIS CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR AGREEMENT

(INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS CVR AGREEMENT) OR THE SECURITIES, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

(b) EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS CVR AGREEMENT), OR THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE COMPANY AND THE TRUSTEE AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF NEW YORK FOR SUCH PERSONS. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CVR AGREEMENT (A) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS SECTION 1.10, (B) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (C) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CVR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

(c) EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS CVR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PERSON HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS CVR AGREEMENT OR THE SUBJECT MATTER HEREOF.

(d) EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY AGREES THAT NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IN NO EVENT SHALL THE COMPANY BE RESPONSIBLE TO THE TRUSTEE OR ANY HOLDER FOR ANY CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES.

SECTION 1.11 Legal Holidays. In the event that the CVR Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement or the Securities to the contrary) payment on the

Securities need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

SECTION 1.12 Separability Clause. In the event any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.13 No Recourse Against Others. A past or present director, officer or employee, as such, of the Company or an Affiliate of the Company or the Trustee shall not have any liability for any obligations of the Company or the Trustee under the Securities or this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Holder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

SECTION 1.14 Counterparts. This CVR Agreement shall be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

SECTION 1.15 Acceptance of Trust. [—], the Trustee named herein, hereby accepts the trusts in this CVR Agreement declared and provided, upon the terms and conditions set forth herein.

SECTION 1.16 Termination. This CVR Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the CVR Payment Date; provided, that the obligations of the Parties to this CVR Agreement set forth in Section 4.7 and the obligation of the Company to pay the CVR Payment Amount that is due in accordance with the terms of this CVR Agreement shall survive termination of this CVR Agreement in accordance with its terms, and provided further that no termination of this CVR Agreement shall be deemed to affect the rights of the parties set forth in ARTICLE 8 of this CVR Agreement to bring suit in the case of a Breach occurring prior to such CVR Payment Date.

ARTICLE 2

SECURITY FORMS

SECTION 2.1 Forms Generally.

(a) The Securities and the Trustee’s certificate of authentication shall be in the forms set forth in Annex A, attached hereto and incorporated herein by this reference, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this CVR Agreement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may be required by Law or any rule or regulation pursuant thereto, all as may be determined by the officers executing such Securities, as evidenced by their execution of the Securities. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

(b) The Securities shall be typewritten, printed, lithographed or engraved on steel engraved borders or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

ARTICLE 3

THE SECURITIES

SECTION 3.1 Title and Payment Terms.

(a) The aggregate number of CVRs in respect of which CVR Certificates may be authenticated and delivered under this CVR Agreement is limited to a number equal to [—],2 except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to SECTION 3.4, 3.5, 3.6 or 6.6. From and after the Effective Time, the Company shall not be permitted to issue any CVRs, except as provided and in accordance with the terms and conditions of the Merger Agreement or as otherwise expressly permitted by this CVR Agreement.

(b) The Securities shall be known and designated as the “Series A Contingent Value Rights” of the Company.

(c) Promptly following the Payment Event Date, but in no event later than thirty (30) days after such date, the Company shall deliver to the Trustee and provide notice to the Holders of a certificate (the “Payment Certificate”) setting forth in reasonable detail the Company’s calculation of the CVR Payment Amount.

(d) All determinations with respect to the calculation of the CVR Payment Amount shall be reasonably made by the Company in good faith, and such determinations shall be binding on the Holders absent manifest error; provided that (i) the Company may and, at the written request of the Trustee, shall, at the Company’s sole cost and expense, reasonably select an independent third-party financial, accounting, valuation, appraisal or other advisor (an “Independent Advisor”) to assist it in calculating the amount of the CVR Payment Amount. The Company shall be entitled to conclusively rely on the reports of any Independent Advisor for purposes of making its determination hereunder and all such calculations of the Independent Advisor shall be binding on the Holders absent manifest error. In the event that a Final Resolution involves a settlement which includes claims that are not included in the Existing Litigation, the Company or the Independent Advisor, as the case may be, will calculate in good faith the amount of Losses that are properly attributed to the Existing Litigation, on the one hand, and such other claims, on the other hand.

(e) If the CVR Payment Amount reflected on the Payment Certificate is greater than zero, the Company shall establish a CVR Payment Date that is not later than sixty (60) days after the Payment Event Date. On or prior to the CVR Payment Date, the Company shall cause an amount in cash equal to the CVR Payment Amount multiplied by the number of Outstanding Securities to be delivered to the Paying Agent. On the CVR Payment Date, the Paying Agent shall (in accordance with such exchange procedures as the Paying Agent and the Company may reasonably agree and subject to SECTION 7.1) pay to each Holder as of the CVR Payment Date an amount in cash equal to the CVR Payment Amount multiplied by the number of CVRs held by such Holder, as reflected in the Security Register.

(f) The Holders of the CVR Certificates, by acceptance thereof, agree that no joint venture, partnership or other fiduciary relationship is created hereby or by the Securities.

(g) Other than in the case of interest on amounts due and payable after the occurrence of a Breach, no interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(h) Except to the extent any portion of any CVR Payment Amount is required to be treated as interest pursuant to applicable Law, the Parties hereto agree to treat the CVRs issued pursuant to this CVR Agreement in connection with the Merger Agreement for all Tax purposes as consideration for the shares of Company

[2]	Note to Draft: To equal total number of CVRs to be issued pursuant to the Merger Agreement on the Closing Date.

Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards, and none of the Parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by applicable Law. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Company shall determine the portion of any CVR Payment Amount required to be treated as interest for U.S. federal income tax purposes pursuant to Section 483 of the Code and the Treasury Regulations promulgated thereunder.

(i) The Holder of any CVR or CVR Certificate is not, and shall not, by virtue thereof, be entitled to any rights of a holder of any Voting Securities or other equity security or other ownership interest of the Company, in any constituent company to the Merger or in any of such companies’ Affiliates or other subsidiaries, either at Law or in equity, and the rights of the Holders are limited to those contractual rights expressed in this CVR Agreement.

(j) Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Securities or any CVR Payment Amount or other amount payable to such Holder in respect of such Securities.

(k) In the event that (i) all of the CVR Certificates not previously cancelled shall have become due and payable pursuant to the terms hereof, (ii) all disputes with respect to amounts payable to the Holders brought pursuant to the terms and conditions of this CVR Agreement have been resolved, and (iii) the Company has paid or caused to be paid or deposited with the Trustee all amounts payable to the Holders under this CVR Agreement, then this CVR Agreement shall cease to be of further effect and shall be deemed satisfied and discharged. Notwithstanding the satisfaction and discharge of this CVR Agreement, the obligations of the Company under SECTION 4.7(c) shall survive.

(l) The Company and the Paying Agent shall be entitled to deduct and withhold from any amount payable pursuant to this CVR Agreement such amounts as they reasonably determine are required to be deducted and withheld under applicable Tax law. Amounts withheld pursuant to this SECTION 3.1(l) and timely paid to the appropriate Tax authority shall be treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 3.2 Registrable Form. The Securities shall be issuable only in registered form.

SECTION 3.3 Execution, Authentication, Delivery and Dating.

(a) The Securities shall be executed on behalf of the Company by its Chief Executive Officer or any other person duly authorized to act on behalf of the Company for such purpose or any general purpose, but need not be attested. The signature of any of these persons on the Securities may be manual or facsimile.

(b) Securities bearing the manual or facsimile signatures of individuals who were, at the time of execution, the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

(c) At any time and from time to time after the execution and delivery of this CVR Agreement, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee, in accordance with such Company Order, shall authenticate and deliver such Securities as provided in this CVR Agreement and not otherwise.

(d) Each Security shall be dated the date of its authentication.

(e) No Security shall be entitled to any benefit under this CVR Agreement or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee, by manual or facsimile signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this CVR Agreement.

SECTION 3.4 Intentionally Omitted.

SECTION 3.5 Registration, Registration of Transfer and Exchange.

(a) The Company shall cause to be kept at the office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to SECTION 7.2 being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby initially appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

(b) Upon surrender for registration of transfer of any Security at the office or agency of the Company designated pursuant to SECTION 7.2, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new CVR Certificates representing the same aggregate number of CVRs represented by the CVR Certificate so surrendered that are to be transferred and the Company shall execute and the Trustee shall authenticate and deliver, in the name of the transferor, one or more new CVR Certificates representing the aggregate number of CVRs represented by such CVR Certificate that are not to be transferred.

(c) At the option of the Holder, CVR Certificates may be exchanged for other CVR Certificates that represent in the aggregate the same number of CVRs as the CVR Certificates surrendered at such office or agency. Whenever any CVR Certificates are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the CVR Certificates which the Holder making the exchange is entitled to receive.

(d) All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same rights, and entitled to the same benefits under this CVR Agreement, as the Securities surrendered upon such registration of transfer or exchange.

(e) Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

(f) No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any documentary, stamp or similar tax or other similar governmental charge payable in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to SECTIONS 3.4, 3.6 or 6.6 not involving any transfer.

SECTION 3.6 Mutilated, Destroyed, Lost and Stolen Securities.

(a) If (i) any mutilated Security is surrendered to the Trustee, or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Security, and there is delivered to the Company and the Trustee an affidavit of loss in respect of such Security, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and, upon delivery of a Company Order, the Trustee shall authenticate and deliver, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or stolen Security, a new CVR Certificate of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding.

(b) In case any such mutilated, destroyed, lost or stolen Security has become or is to become finally due and payable within fifteen (15) days, the Company in its discretion may, instead of issuing a new CVR Certificate, pay to the Holder of such Security on the CVR Payment Date all amounts due and payable with respect thereto.

(c) Every new Security issued pursuant to this SECTION 3.6 in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this CVR Agreement equally and proportionately with any and all other Securities duly issued hereunder.

(d) The provisions of this SECTION 3.6 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 3.7 Payments with Respect to CVR Certificates. Payment of any amounts pursuant to the CVRs shall be made in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts. The Company may, at its option, pay such amounts by wire transfer or check payable in such money.

SECTION 3.8 Persons Deemed Owners. Prior to the time of due presentment for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 3.9 Cancellation. All Securities surrendered for payment, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company shall promptly deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company has acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this SECTION 3.9, except as expressly permitted by this CVR Agreement. All cancelled Securities held by the Trustee shall be destroyed and a certificate of destruction shall be issued by the Trustee to the Company, unless otherwise directed by a Company Order.

SECTION 3.10 CUSIP Numbers. The Company in issuing the Securities may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in any notice provided for in this CVR Agreement as a convenience to Holders; provided, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any such notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

ARTICLE 4

THE TRUSTEE

SECTION 4.1 Certain Duties and Responsibilities.

(a) With respect to the Holders, the Trustee, prior to the occurrence of a Breach (as defined in SECTION 8.1) with respect to the Securities and after the curing or waiving of all Breaches which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement and no implied covenants shall be read into this CVR Agreement against the Trustee. In case a Breach with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this CVR Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b) In the absence of bad faith on its part, prior to the occurrence of a Breach and after the curing or waiving of all such Breaches which may have occurred, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee which conform to the requirements of this CVR Agreement; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this CVR Agreement.

(c) No provision of this CVR Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that (i) this Subsection (c) shall not be construed to limit the effect of Subsections (a) and (b) of this SECTION 4.1; (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to SECTION 8.9 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this CVR Agreement.

(d) Whether or not therein expressly so provided, every provision of this CVR Agreement relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this SECTION 4.1.

SECTION 4.2 Certain Rights of Trustee. Subject to the provisions of SECTION 4.1, including without limitation, the duty of care that the Trustee is required to exercise upon the occurrence of a Breach:

(a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the Trustee need not investigate any fact or matter stated in the document;

(b) any request or direction or order of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon;

(c) whenever in the administration of this CVR Agreement the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon or an Opinion of Counsel;

(d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this CVR Agreement at the request or direction of any of the Holders pursuant to this CVR Agreement, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the Trustee in its discretion may make such further inquiry or investigation into such facts or matters as it may see fit, and if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney, as necessary for such inquiry or investigation;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this CVR Agreement;

(i) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Paying Agent, the Security Registrar, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(j) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(k) certain of the Trustee’s duties hereunder may be performed by the Paying Agent or Security Registrar.

SECTION 4.3 Notice of Breach. If a breach occurs hereunder with respect to the Securities, the Trustee shall give the Holders notice of any such breach actually known to it as and to the extent applicable and provided by the Trust Indenture Act; provided, however, that in the case of any breach of the character specified in SECTION 8.1(b) with respect to the Securities, no notice to Holders shall be given until at least ninety (90) days after the occurrence thereof. For the purpose of this SECTION 4.3, the term “breach” means any event that is, or after notice or lapse of time or both would become, a Breach with respect to the Securities.

SECTION 4.4 Not Responsible for Recitals or Issuance of Securities. The Trustee shall not be accountable for the Company’s use of the Securities. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this CVR Agreement or of the Securities.

SECTION 4.5 May Hold Securities. The Trustee, any Paying Agent, Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities, and, subject to SECTIONS 4.8 and 4.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

SECTION 4.6 Money Held in Trust. Except as expressly provided in this CVR Agreement, money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by Law. The Trustee shall be under no liability for interest on any money received by it hereunder, except as otherwise agreed by the Trustee in writing with the Company.

SECTION 4.7 Compensation and Reimbursement. The Company agrees:

(a) to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder in such amount as the Company and the Trustee shall agree from time to time (which compensation shall not be limited by any provision of Law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this CVR Agreement (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to the Trustee’s negligence, bad faith or willful misconduct; and

(c) to indemnify the Trustee and any predecessor Trustee and each of their respective agents, officers, directors and employees for, and to hold them harmless against, any loss, liability or expense (including attorneys fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Company’s payment obligations pursuant to this SECTION 4.7 shall survive the termination of this CVR Agreement. When the Trustee incurs expenses after the occurrence of a Breach specified in SECTION 8.1(c) or 8.1(d) with respect to the Company, the expenses are intended to constitute expenses of administration under bankruptcy Laws.

SECTION 4.8 Disqualification; Conflicting Interests.

(a) If applicable, to the extent that the Trustee or the Company determines that the Trustee has a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall immediately notify the Company of such conflict and, within ninety (90) days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this CVR Agreement. The Company shall take prompt steps to have a successor appointed in the manner provided in this CVR Agreement.

(b) In the event the Trustee shall fail to comply with the foregoing subsection 4.8(a), the Trustee shall, within ten (10) days of the expiration of such ninety (90) day period, transmit a notice of such failure to the Holders in the manner and to the extent provided in the Trust Indenture Act and this CVR Agreement.

(c) In the event the Trustee shall fail to comply with the foregoing subsection 4.8(a) after written request therefor by the Company or any Holder, any Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee.

SECTION 4.9 Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder which satisfies the applicable requirements of Sections 310(a)(1) and (5) of the Trust Indenture Act and has a combined capital and surplus of at least one hundred fifty million dollars ($150,000,000). If such corporation publishes reports of condition at least annually, pursuant to Law or to the requirements of a supervising or examining authority, then for the purposes of this SECTION 4.9, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this SECTION 4.9, it shall resign immediately in the manner and with the effect hereinafter specified in this ARTICLE 4.

SECTION 4.10 Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this ARTICLE 4 shall become effective until the acceptance of appointment by the successor Trustee under SECTION 4.11.

(b) The Trustee, or any trustee or trustees hereafter appointed, may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by a demand in writing by the Majority Holders delivered to the Trustee and to the Company.

(d) If at any time:

(i) the Trustee shall fail to comply with SECTION 4.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six (6) months; or

(ii) the Trustee shall cease to be eligible under SECTION 4.9 and shall fail to resign after written request therefor by the Company or by any such Holder; or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case, (A) the Company, by a Board Resolution or action of the Chief Executive Officer, may remove the Trustee, or (B) the Holder of any Security who has been a bona fide Holder of a Security for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Board Resolution and/or action of the Chief Executive Officer, shall promptly appoint a successor Trustee. If, within one (1) year after any removal by the Majority Holders, a successor Trustee shall be appointed by act of the Majority Holders delivered to the Company and the retiring Trustee the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with SECTION 4.11, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders of the Securities and accepted appointment within sixty (60) days after the retiring Trustee tenders its resignation or is removed, the retiring Trustee may, or, the Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f) The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office. If the Company fails to send such notice within ten (10) days after acceptance of appointment by a successor Trustee, it shall not be a breach hereunder but the successor Trustee shall cause the notice to be mailed at the expense of the Company.

SECTION 4.11 Acceptance of Appointment of Successor.

(a) Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, upon request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(b) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this ARTICLE 4.

SECTION 4.12 Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, by sale or otherwise shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this ARTICLE 4, without the execution or filing of any paper or any further act on the part of any of the Parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion, sale or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities; and such certificate shall have the full force which it is anywhere in the Securities or in this CVR Agreement provided that the certificate of the Trustee shall have; provided that the right to adopt the certificate of authentication of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 4.13 Preferential Collection of Claims Against Company. If and when the Trustee shall be or shall become a creditor, directly or indirectly, secured or unsecured, of the Company (or any other obligor upon the Securities), excluding any creditor relationship set forth in Section 311(b) of the Trust Indenture Act, if applicable, the Trustee shall be subject to the applicable provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

ARTICLE 5

HOLDERS’ LISTS AND REPORTS BY THE TRUSTEE AND COMPANY

SECTION 5.1 Company to Furnish Trustee with Names and Addresses of Holders. The Company shall furnish or cause to be furnished to the Trustee (a) promptly after the issuance of the Securities, and semi-annually thereafter, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a recent date, and (b) at such times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a date not more than fifteen (15) days prior to the time such list is furnished; provided, however, that if and so long as the Trustee shall be the Security Registrar, no such list need be furnished.

SECTION 5.2 Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders contained in the most recent list furnished to the Trustee as provided in SECTION 5.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in SECTION 5.1 upon receipt of a new list so furnished.

(b) The rights of the Holders to communicate with other Holders with respect to their rights under this CVR Agreement and the corresponding rights and privileges of the Trustee shall be as provided by Section 312(b)(2) of the Trust Indenture Act, if applicable.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be deemed to be in violation of Law or held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders made pursuant to the Trust Indenture Act (if applicable) regardless of the source from which such information was derived.

SECTION 5.3 Reports by Trustee.

(a) Within sixty (60) days after December 31 of each year commencing with the December 31 following the date of this CVR Agreement, the Trustee shall transmit to all Holders such reports concerning the Trustee and its actions under this CVR Agreement as may be required pursuant to the Trust Indenture Act to the extent and in the manner provided pursuant thereto. The Trustee shall also comply with Section 313(b)(2) of the Trust Indenture Act, if applicable. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act, if applicable.

(b) A copy of each such report shall, at the time of such transmission to the Holders, be filed by the Trustee with each stock exchange, if any, upon which the Securities are listed, with the Commission and also with the Company. The Company shall promptly notify the Trustee when the Securities are listed on any stock exchange.

SECTION 5.4 Reports by Company.

(a) The Company shall: (a) file with the Trustee, (i) within fifteen (15) days after the Company files the same with the Commission, copies of the annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company is required to file with the Commission, pursuant to Section 13 or Section 15(d) of the Exchange Act (such annual and quarterly reports and required information, documents and other reports, together the “Exchange Act Documents”), (ii) if the Company does not file such annual reports on Form 10-K or quarterly reports on Form 10-Q with the Commission, within forty-five (45) days after the end of first three fiscal quarters of each fiscal year, quarterly information, and, within ninety (90) days after each fiscal year, annual financial information, in each case calculated in accordance with Accounting Standards applied consistently with the application of such standards in either the Company’s prior quarterly reports on Form 10-Q or annual reports on Form 10-K, as applicable, and (iii) copies of any quarterly financial information or earnings reports made public by the Company or made available on the Company’s website, within fifteen (15) days after such information or reports are furnished or otherwise made public or available; (b) file with the Trustee such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this CVR Agreement as may be required from time to time by the rules and regulations of the Commission; and (c) make available to the Holders on the Company’s website as of an even date with the filing of such materials with the Trustee, the information, documents and reports required to be filed by the Company pursuant to subsections (a) or (b) of this SECTION 5.4. If the Company has timely electronically filed with the Commission’s Next-Generation EDGAR system (or any successor system) the reports described above, the Company shall be deemed to have satisfied the requirements of this Section 5.4.

ARTICLE 6

AMENDMENTS

SECTION 6.1 Amendments without Consent of Holders. Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more amendments hereto or to the Securities, for any of the following purposes:

(a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets;

(b) to evidence the succession of another Person to the Company, and the assumption by any such successor of the covenants of the Company herein and in the Securities;

(c) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and/or the Chief Executive Officer of the Company and the Trustee shall consider to be for the protection of the Holders of Securities, and to make the occurrence, or the occurrence and continuance, of a breach of any such additional covenants, restrictions, conditions or provisions a Breach permitting the enforcement of all or any of the several remedies provided in this CVR Agreement as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision, such amendment may provide for a particular period of grace after breach (which period may be shorter or longer than that allowed in the case of other breaches) or may provide for an immediate enforcement upon such a Breach or may limit the remedies available to the Trustee upon such a Breach or may limit the right of the Acting Holders to waive such a Breach;

(d) to cure any ambiguity, or to correct or supplement any provision herein or in the Securities which may be defective or inconsistent with any other provision herein; provided that such amendment shall not adversely affect the interests of the Holders;

(e) to make any other provisions with respect to matters or questions arising under this CVR Agreement; provided that such provisions shall not adversely affect the interests of the Holders;

(f) to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

(g) to make any change that does not adversely affect the interests of the Holders.

Promptly following any amendment of this CVR Agreement or the Securities in accordance with this SECTION 6.1, the Trustee shall notify the Holders of the Securities of such amendment; provided that any failure so to notify the Holders shall not affect the validity of such amendment.

SECTION 6.2 Amendments with Consent of Holders. With the consent of the Majority Holders, by Act of said Holders delivered to the Company and the Trustee (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Securities), the Company (when authorized by a Board Resolution and/or the Chief Executive Officer) and the Trustee may enter into one or more amendments hereto or to the Securities for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this CVR Agreement or to the Securities or of modifying in any manner the rights of the Holders under this CVR Agreement or to the Securities; provided, however, that no such amendment shall, without the consent of the Holder of each Outstanding Security affected thereby:

(a) modify in a manner adverse to the Holders (i) any provision contained herein with respect to the termination of this CVR Agreement or the Securities, (ii) the time for payment or amount of any CVR Payment Amount, or otherwise extend the time for payment of the Securities or reduce the amounts payable in respect of the Securities or modify any other payment term or CVR Payment Date;

(b) reduce the number of CVRs; or

(c) modify any of the provisions of this SECTION 6.2, except to increase the percentage of Holders from whom consent is required or to provide that certain other provisions of this CVR Agreement cannot be modified or waived without the consent of the Holder of each Security affected thereby.

SECTION 6.3 Execution of Amendments. In executing any amendment permitted by this ARTICLE 6, the Trustee (subject to SECTION 4.1) shall be fully protected in relying upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Trustee shall execute any amendment authorized pursuant to this ARTICLE 6 if the amendment does not adversely affect the Trustee’s own rights, duties or immunities under this CVR Agreement or otherwise. Otherwise, the Trustee may, but need not, execute such amendment.

SECTION 6.4 Effect of Amendments; Notice to Holders.

(a) Upon the execution of any amendment under this ARTICLE 6, this CVR Agreement and the Securities shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement and the

Securities for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

(b) Promptly after the execution by the Company and the Trustee of any amendment pursuant to the provisions of this ARTICLE 6, the Company shall mail a notice thereof by first-class mail to the Holders of Securities at their addresses as they shall appear on the Security Register, setting forth in general terms the substance of such amendment. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

SECTION 6.5 Conformity with Trust Indenture Act. Every amendment executed pursuant to this ARTICLE 6 shall conform to the applicable requirements of the Trust Indenture Act, if any.

SECTION 6.6 Reference in Securities to Amendments. If an amendment changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. Securities authenticated and delivered after the execution of any amendment pursuant to this ARTICLE 6 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amendment. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee on the one hand and the Board of Directors and/or the Chief Executive Officer on the other hand, to any such amendment may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

ARTICLE 7

COVENANTS

SECTION 7.1 Payment of Amounts, if any, to Holders. The Company shall duly and punctually pay or cause to be paid the amounts, if any, on the Securities in accordance with the terms of the Securities and this CVR Agreement. Such amounts shall be considered paid on the CVR Payment Date if on such date the Trustee or the Paying Agent holds in accordance with this CVR Agreement money sufficient to pay all such amounts then due.

SECTION 7.2 Maintenance of Office or Agency.

(a) As long as any of the Securities remain Outstanding, the Company shall maintain in the Borough of Manhattan, The City of New York an office or agency (i) where Securities may be presented or surrendered for payment, (ii) where Securities may be surrendered for registration of transfer or exchange and (iii) where notices and demands to or upon the Company in respect of the Securities and this CVR Agreement may be served. The Corporate Trust Office shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company or any of its Subsidiaries may act as Paying Agent, registrar or transfer agent; provided that such Person shall take appropriate actions to avoid the commingling of funds. The Company shall give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

(b) The Company may from time to time designate one or more other offices or agencies (in the City of New York) where the Securities may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The

City of New York for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

SECTION 7.3 Money for Security Payments to Be Held in Trust.

(a) If the Company or any of its Subsidiaries shall at any time act as the Paying Agent, it shall, on or before the CVR Payment Date, as the case may be, segregate and hold in trust for the benefit of the Holders all sums held by such Paying Agent for payment on the Securities until such sums shall be paid to the Holders as herein provided, and shall promptly notify the Trustee of any failure of the Company to make payment on the Securities.

(b) Whenever the Company shall have one or more Paying Agents for the Securities, it shall, on or before a CVR Payment Date, deposit with a Paying Agent a sum in same day funds sufficient to pay the amount, if any, so becoming due; such sum to be held in trust for the benefit of the Persons entitled to such amount, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of such action or any failure so to act.

(c) The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this SECTION 7.3, that (i) such Paying Agent shall hold all sums held by it for the payment of any amount payable on Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and shall notify the Trustee of the sums so held and (ii) that it shall give the Trustee notice of any failure by the Company (or by any other obligor on the Securities) to make any payment on the Securities when the same shall be due and payable.

(d) Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment on any Security and remaining unclaimed for one (1) year after the CVR Payment Date shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease.

SECTION 7.4 Certain Purchases and Sales. The Company or any of its Subsidiaries or Affiliates may at any time acquire in open market transactions, private transactions or otherwise, some or all of the Securities; provided that prior to any acquisition of any Securities, the Company must publicly disclose the amount of Securities which it has been authorized to acquire and the Company must report in its quarterly reports the amount of Securities it has been authorized to acquire as well as the amount of Securities it has acquired as of the end of such quarterly period reported in such quarterly report.

SECTION 7.5 Books and Records. The Company shall keep, and shall cause its Subsidiaries to keep records in sufficient detail to enable the amounts payable under this CVR Agreement to be determined for a period ending on the CVR Payment Date.

SECTION 7.6 Listing of CVRs. The Company hereby covenants and agrees it shall use its reasonable best efforts to maintain a listing for trading on the New York Stock Exchange (“NYSE”) or NASDAQ Capital Market (“NASDAQ”), or if unable to be listed on the NYSE or NASDAQ, on another national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board, as designated by the Company, for so long as any CVRs remain Outstanding.

SECTION 7.7 Existing Litigation. The Company shall be entitled to fully control the management and disposition of any Existing Litigation, including with respect to the defense, negotiation or settlement thereof, and all decisions relating thereto. In addition, the Company shall keep the Trustee and Holders reasonably informed, on a timely basis and in no event less than on a quarterly basis, with respect to the status of the Existing Litigation (including the reports, documents and other information described in Section 5.4); provided that so long as Parent is a person subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the foregoing requirements shall be deemed satisfied by satisfying the applicable disclosure requirements of Part I, Item 3 “Legal Proceedings” in Parent’s annual report on Form 10-K and Part II, Item 1 “Legal Proceedings” in Parent’s quarterly reports on Form 10-Q. Solely for purposes of this Section 7.7, “Existing Litigation” shall not include any such litigation, investigation or other proceeding involving individuals or entities other than HMA even if HMA is required to indemnify Losses incurred by such individuals or entities or Losses arising out of any such litigation, investigation or other proceeding that occurs after the date of the Merger Agreement.

SECTION 7.8 Notice of Breach. The Company shall file with the Trustee written notice of the occurrence of any Breach or other breach under this CVR Agreement within five (5) Business Days of its becoming aware of any such Breach or other breach.

SECTION 7.9 Non-Use of Name. Neither the Trustee nor the Holders shall use the name, trademark, trade name or logo of the Company, its Affiliates, or their respective employees in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Company.

ARTICLE 8

REMEDIES OF THE TRUSTEE AND HOLDERS IN THE EVENT OF BREACH

SECTION 8.1 Breach Defined; Waiver of Breach. “Breach” with respect to the Securities, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Breach and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) failure to pay all or any part of any CVR Payment Amount after a period of ten (10) Business Days after such CVR Payment Amount shall become due and payable on the CVR Payment Date or otherwise;

(b) material breach in the performance, or breach in any material respect, of any covenant or warranty of the Company in respect of the Securities (other than a covenant or warranty in respect of the Securities, a breach in whose performance or other breach is specifically dealt with elsewhere in this SECTION 8.1), and continuance of such breach for a period of ninety (90) days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Acting Holders, a written notice specifying such breach and requiring it to be remedied and stating that such notice is a “Notice of Breach” hereunder;

(c) a court of competent jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or shall appoint a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) for the Company or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days; or

(d) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such Law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or make any general assignment for the benefit of creditors.

Except where authorization and/or appearance of each of the Holders is required by applicable Law, if a Breach described above occurs and is continuing, then either the Trustee may, by notice in writing to the

Company, or the Trustee shall, upon the written request of the Acting Holders by notice in writing to the Company and to the Trustee, bring suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable; which amounts shall bear interest at the Breach Interest Rate from the date such amounts were due and payable until payment is made to the Trustee.

SECTION 8.2 Collection by the Trustee; the Trustee May Prove Payment Obligations. The Company covenants that in the case of any failure to pay all or any part of the Securities when the same shall have become due and payable, then upon demand of the Trustee, the Company shall pay to the Trustee for the benefit of the Holders of the Securities the whole amount that then shall have become due and payable on all Securities (with interest from the date due and payable to the date of such payment upon the overdue amount at the Breach Interest Rate); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or bad faith.

The Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this CVR Agreement or in aid of the exercise of any power granted herein, or to enforce any other remedy.

In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at Law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon such Securities and collect in the manner provided by Law out of the property of the Company or other obligor upon such Securities, wherever situated, the moneys adjudged or decreed to be payable.

In any judicial proceedings relative to the Company or other obligor upon the Securities, irrespective of whether any amount is then due and payable with respect to the Securities, the Trustee is authorized:

(a) to file and prove a claim or claims for the whole amount owing and unpaid in respect of the Securities, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in any judicial proceedings relative to the Company or other obligor upon the Securities, or to their respective property;

(b) unless prohibited by and only to the extent required by applicable Law, to vote on behalf of the Holders in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings; and

(c) to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Holders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or bad faith, and all other amounts due to the Trustee or any predecessor Trustee pursuant to SECTION 4.7. To the extent that such payment of reasonable compensation, expenses, disbursements, advances and other amounts out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, moneys, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or safeguard arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, safeguard arrangement, adjustment or composition affecting the Securities, or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

All rights of action and of asserting claims under this CVR Agreement, or under any of the Securities, may be enforced by the Trustee without the possession of any of the Securities or the production thereof and any trial or other proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this CVR Agreement to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders, and it shall not be necessary to make any Holders of such Securities parties to any such proceedings (unless required by applicable Law).

SECTION 8.3 Application of Proceeds. Any monies collected by the Trustee pursuant to this ARTICLE 8 in respect of any Securities shall be applied in the following order at the date or dates fixed by the Trustee upon presentation of the several Securities in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment in exchange for the presented Securities if only partially paid or upon surrender thereof if fully paid:

FIRST: To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or willful misconduct, and all other amounts due to the Trustee or any predecessor Trustee pursuant to SECTION 4.7;

SECOND: To the payment of the whole amount then owing and unpaid upon all the Securities, with interest at the Breach Interest Rate on all such amounts, and, in case such monies shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities, then to the payment of such amounts without preference or priority of any security over any other Security, ratably to the aggregate of such amounts due and payable; and

THIRD: To the payment of the remainder, if any, to the Company or any other Person lawfully entitled thereto.

SECTION 8.4 Suits for Enforcement. In case a Breach has occurred, has not been waived and is continuing, the Trustee may in its discretion (subject to SECTION 1.10) proceed to protect and enforce the rights vested in it by this CVR Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights (unless authorization and/or appearance of each of the Holders is required by applicable Law), either at Law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this CVR Agreement or in aid of the exercise of any power granted in this CVR Agreement or to enforce any other legal or equitable right vested in the Trustee by this CVR Agreement or by Law.

SECTION 8.5 Restoration of Rights on Abandonment of Proceedings. In case the Trustee or any Holder shall have proceeded to enforce any right under this CVR Agreement and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee or to such Holder, then and in every such case the Company and the Trustee and the Holders shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the Holders shall continue as though no such proceedings had been taken.

SECTION 8.6 Limitations on Suits by Holders. Subject to the rights of the Holders under Section 8.7, no Holder of any Security shall have any right by virtue or by availing itself of any provision of this CVR Agreement to institute any action or proceeding at Law or in equity or in bankruptcy or otherwise upon or under or with respect to this CVR Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of breach and of the continuance thereof, as hereinbefore provided, and unless also the Acting Holders shall have made written request upon the Trustee to institute such action or proceedings in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for thirty (30) days after its receipt of such notice and request shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to SECTION 8.9; it being understood and intended, and being expressly covenanted by the taker and Holder of every Security with every other taker and Holder and the Trustee, that no one or more Holders of Securities shall have any right in any manner whatever by virtue or by availing itself of any provision of this CVR Agreement to effect, disturb or prejudice the rights of any other such Holder of Securities, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this CVR Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Securities. For the protection and enforcement of the provisions of this Section 8.6, each and every Holder and the Trustee shall be entitled to such relief as can be given either at Law or in equity.

SECTION 8.7 Unconditional Right of Holders to Receive Payment. Notwithstanding any other provision in this CVR Agreement and any provision of any Security, the right of any Holder of any Security to receive payment of the amounts payable in respect of such Security on or after the respective due dates expressed in such Security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

SECTION 8.8 Powers and Remedies Cumulative; Delay or Omission Not Waiver of Breach.

(a) Except as provided in SECTION 8.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

(b) No delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Breach occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Breach or an acquiescence therein; and, subject to SECTION 8.6, every power and remedy given by this CVR Agreement or by Law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

SECTION 8.9 Control by Holders.

(a) The Majority Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to the Securities by this CVR Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this CVR Agreement; and provided further that (subject to the provisions of SECTION 4.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Securities not joining in the giving of said direction.

(b) Nothing in this CVR Agreement shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

SECTION 8.10 Waiver of Past Breaches.

(a) In the case of a breach or a Breach specified in clause (b), (c) or (d) of SECTION 8.1, the Majority Holders may waive any such Breach, and its consequences except a breach in respect of a covenant or provisions hereof which cannot be modified or amended without the consent of the Holder of each Security affected. In the case of any such waiver, the Company, the Trustee and the Holders of the Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other breach or impair any right consequent thereon.

(b) Upon any such waiver, such breach shall cease to exist and be deemed to have been cured and not to have occurred, and any Breach arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this CVR Agreement; but no such waiver shall extend to any subsequent or other Breach or other breach of any kind or impair any right consequent thereon.

SECTION 8.11 The Trustee to Give Notice of Breach, But May Withhold in Certain Circumstances. The Trustee shall transmit to the Holders, as the names and addresses of such Holders appear on the Security Register (as provided under Section 313(c) of the Trust Indenture Act, if applicable), notice by mail of all breaches which have occurred and are known to the Trustee, such notice to be transmitted within ninety (90) days after the occurrence thereof, unless such breaches shall have been cured before the giving of such notice (the term “breach” for the purposes of this SECTION 8.11 being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, a Breach); provided that, except in the case of a failure to pay the amounts payable in respect of any of the Securities, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith reasonably determines that the withholding of such notice is in the best interests of the Holders.

SECTION 8.12 Right of Court to Require Filing of Undertaking to Pay Costs. All Parties to this CVR Agreement agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this CVR Agreement or in any suit against the Trustee for any action taken, suffered or omitted by it as the Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this SECTION 8.12 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than ten percent (10%) of the Outstanding Securities or to any suit instituted by any Holder for the enforcement of the payment of any Security on or after the due date expressed in such Security.

ARTICLE 9

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

SECTION 9.1 Successor Person Substituted.

(a) The Company covenants that it shall not merge or consolidate with or into any other Person (other than a wholly-owned subsidiary of the Company), split-off, or sell or convey all or substantially all of its assets to any Person (including in connection with a spin-off transaction), unless (i) the Company shall be the continuing Person, or the successor Person or the Person which acquires by sale or conveyance all or substantially all the assets of the Company shall be a Person organized under the Laws of the United States of America or any State thereof and shall expressly assume by an instrument supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this CVR Agreement to be performed or observed by the Company, including, without limitation, the provisions concerning governing law and consent to jurisdiction set forth in Section 1.10 hereof, and (ii) the Company, or such successor Person, as the case may be, shall not, immediately after such merger or consolidation, split-off, or such sale or conveyance, be in breach in the performance of any such covenant or condition.

(b) In case of any such consolidation, merger, split-off, spin-off, sale or conveyance, and following such an assumption by the successor Person, such successor Person shall succeed to and be substituted for the Company with the same effect as if it had been named herein. Such successor Person may cause to be signed, and may issue either in its own name or in the name of the Company prior to such succession any or all of the Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this CVR Agreement prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered to the Trustee for authentication, and any Securities which such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Securities so issued shall in all respects have the same legal rank and benefit under this CVR Agreement as the Securities theretofore or thereafter issued in accordance with the terms of this CVR Agreement as though all of such Securities had been issued at the date of the execution hereof.

(c) In case of any such consolidation, merger, sale or conveyance, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

(d) In the event of any such sale, transfer or conveyance (other than a conveyance by way of lease) the Company or any Person which shall theretofore have become such in the manner described in this ARTICLE 9 shall be discharged from all obligations and covenants under this CVR Agreement and the Securities and may be liquidated and dissolved.

SECTION 9.2 Opinion of Counsel to the Trustee. The Trustee, subject to the provisions of Sections 4.1 and 4.2, shall receive an Officer’s Certificate and Opinion of Counsel, prepared in accordance with Sections 1.2 and 1.3, as conclusive evidence that any such consolidation, merger, sale or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of this CVR Agreement, and if a supplemental agreement is required in connection with such transaction, such supplemental agreement complies with this ARTICLE 9 and that there has been compliance with all conditions precedent herein provided for or relating to such transaction.

SECTION 9.3 Successors. All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Company, the Trustee or the Holders shall bind and inure to the benefit of their respective successors, assigns, heirs and personal representatives, whether so expressed or not. Neither this CVR Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the

Parties without the prior written consent of each other Party. Notwithstanding the foregoing, the Company may assign this CVR Agreement without the prior written consent of the other Parties to this CVR Agreement to one or more of its direct or indirect Subsidiaries, provided, however, that in the event of any such assignment the Company shall remain subject to its obligations and covenants hereunder, including, but not limited to, its obligation to make any payments under the CVRs (including the CVR Payment Amount).

ARTICLE 10

SUBORDINATION

SECTION 10.1 Agreement to Subordinate. The Company agrees, and each Holder by accepting a Security hereunder agrees, that all payments under the CVRs, all other obligations under this CVR Agreement and the Securities and any rights or claims relating thereto (collectively, the “Junior Obligations”) are subordinated in right of payment, to the extent and in the manner provided in this ARTICLE 10 to the prior payment in full in money or money’s worth of all Senior Obligations of the Company (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed), and that the subordination is for the benefit of the holders of such Senior Obligations.

SECTION 10.2 Liquidation; Dissolution; Bankruptcy. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, in an assignment for the benefit of creditors or any marshaling of the Company’s assets and liabilities:

(a) holders of Senior Obligations will be entitled to receive payment in full in money or money’s worth of all Senior Obligations of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Obligation, whether or not permitted under such bankruptcy proceedings) before the Holders will be entitled to receive any payment of any kind with respect to the Junior Obligations (other than securities of the Company or debt of the Company that is subordinated to the Senior Obligations on terms at least as favorable to holders of Senior Obligations as this ARTICLE 10 (“Permitted Junior Securities”)); and

(b) until all Senior Obligations of the Company (as provided in clause (a) above) are paid in full in money or money’s worth, any distribution to which Holders would be entitled but for this ARTICLE 10 (other than Permitted Junior Securities) will be made to holders of Senior Obligations of the Company, as their interests may appear.

SECTION 10.3 When Distribution Must be Paid Over.

(a) In the event that the Trustee or any Holder receives any payment of any Junior Obligations (other than Permitted Junior Securities) at a time when the Trustee or such Holder has actual knowledge that such payment is prohibited by this ARTICLE 10, such payment will be held by the Trustee or such Holder, in trust for the benefit of, and will be paid forthwith over and delivered, upon written request, to, the holders of Senior Obligations of the Company as their interests may appear or their representative under the agreement, indenture or other document (if any) pursuant to which such Senior Obligations may have been issued, as their respective interests may appear, for application to the payment of all such Senior Obligations remaining unpaid to the extent necessary to pay such Senior Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Obligations.

(b) With respect to the holders of Senior Obligations, the Trustee undertakes to perform only those obligations on the part of the Trustee as are specifically set forth in this ARTICLE 10, and no implied covenants or obligations with respect to the holders of Senior Obligations will be read into this CVR Agreement against the Trustee. The Trustee will not be deemed to owe any fiduciary duty to the holders of Senior Obligations, and will not be liable to any such holders if the Trustee pays over or distributes to or on behalf of Holders or the Company or any other Person money or assets to which any holders of Senior Obligations are then entitled by virtue of this ARTICLE 10, except if such payment is made as a result of the willful misconduct or negligence of the Trustee.

SECTION 10.4 Notice by the Company. The Company will promptly notify the Trustee of any facts known to the Company that would cause a payment of any Junior Obligations to violate this ARTICLE 10, but failure to give such notice will not affect the subordination of the Junior Obligations to the Senior Obligations as provided in this ARTICLE 10.

SECTION 10.5 Subrogation. After all Senior Obligations are paid in full in money or money’s worth and until the Junior Obligations are paid in full, Holders will be subrogated to the rights of holders of Senior Obligations to receive distributions applicable to Senior Obligations to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Obligations. The Holders by accepting the Securities acknowledge that to the extent that the Senior Obligations are determined to be unenforceable, or the Senior Obligations are subordinated to other obligations of the Company, such subrogation rights may be impaired.

SECTION 10.6 Relative Rights. This ARTICLE 10 defines the relative rights of Holders and holders of Senior Obligations. Nothing in this CVR Agreement will:

(a) impair, as between the Company and Holders, the obligations of the Company under this CVR Agreement and the Securities;

(b) affect the relative rights of Holders and creditors of the Company other than their rights in relation to holders of Senior Obligations; or

(c) prevent the Trustee or any Holder from exercising its available remedies upon a Breach, subject to the rights of holders of Senior Obligations to receive distributions and payments otherwise payable to Holders under this ARTICLE 10.

If the Company fails because of this ARTICLE 10 to pay any amounts due in respect of the Securities on a due date in violation of SECTION 3.1(e), the failure is still a Breach.

SECTION 10.7 Subordination May Not be Impaired by the Company. No right of any holder of Senior Obligations to enforce the subordination of the Junior Obligations may be impaired by any act or failure to act by the Company or any Holder or by the failure of the Company or any Holder to comply with this CVR Agreement.

SECTION 10.8 Distribution or Notice to the Representative. Whenever a distribution is to be made or a notice given to holders of Senior Obligations, the distribution may be made and the notice given to their representative in accordance with the terms of the instrument or other agreement governing such Senior Obligations. Upon any payment or distribution of assets of the Company referred to in this ARTICLE 10, the Trustee and the Holders will be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such representative or of the liquidating trustee or agent or other Person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Obligations and other obligations of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this ARTICLE 10.

SECTION 10.9 Rights of the Trustee. Notwithstanding the provisions of this ARTICLE 10 or any other provision of this CVR Agreement, the Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee may continue to make payments on the Securities, unless the Trustee has received at its address for notice specified in SECTION 1.5 at least five (5) Business Days prior to the date of such payment written notice of facts that would cause the payment of any Junior Obligations to violate this ARTICLE 10. Only the Company or a representative of Senior Obligations may give the notice. Nothing in this ARTICLE 10 will impair the claims of, or payments to, the Trustee under or pursuant to SECTION 4.7 hereof. The Trustee in its individual or any other capacity may hold Senior Obligations with the same rights it would have if it were not the Trustee.

SECTION 10.10 Authorization to Effect Subordination. Each Holder, by the Holder’s acceptance of the Securities, authorizes and directs the Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this ARTICLE 10, and appoints the Trustee to act as such Holder’s attorney-in-fact for any and all such purposes. If the Trustee (or any other Person acting on behalf of and at the direction of the Majority Holders) does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in SECTION 8.2 hereof at least thirty (30) days before the expiration of the time to file such claim, the representatives of the Senior Obligations are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Securities.

SECTION 10.11 Amendments. The provisions of this ARTICLE 10 are expressly made for the benefit of the holders from time to time of the Senior Obligations, and may not be amended or modified without the written consent of the representatives of the holders of all Senior Obligations.

SECTION 10.12 Subordination Language to be Included in the Securities. Each Security shall contain a subordination provision which will be substantially in the following form:

“The Securities of this series are subordinated in right of payment, in the manner and to the extent set forth in the CVR Agreement, to the prior payment in full of all Senior Obligations of the Company (as defined in the CVR Agreement). Each Holder by accepting a Security agrees to such subordination and authorizes the Trustee to give it effect.”

IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

COMMUNITY HEALTH SYSTEMS, INC.

By:
Name:
Title:

[TRUSTEE], as the Trustee

By:
Name:
Title:

ANNEX A

THE SECURITIES OF THIS SERIES ARE SUBORDINATED IN RIGHT OF PAYMENT, IN THE MANNER AND TO THE EXTENT SET FORTH IN THE CVR AGREEMENT, TO THE PRIOR PAYMENT IN FULL OF ALL SENIOR OBLIGATIONS OF THE COMPANY (AS DEFINED IN THE CVR AGREEMENT). EACH HOLDER BY ACCEPTING A SECURITY AGREES TO SUCH SUBORDINATION AND AUTHORIZES THE TRUSTEE TO GIVE IT EFFECT.

COMMUNITY HEALTH SYSTEMS, INC.

No.              Certificate for                  Contingent Value Rights

This certifies that [                    ], or registered assigns (the “Holder”), is the registered holder of the number of Contingent Value Rights (“CVRs” or “Securities”) set forth above. Each CVR entitles the Holder, subject to the provisions contained herein and in the CVR Agreement referred to on the reverse hereof, to payments from Community Health Systems, Inc., a Delaware corporation (the “Company”), in the amounts and in the forms determined pursuant to the provisions set forth on the reverse hereof and as more fully described in the CVR Agreement referred to on the reverse hereof. Such payments shall be made on a CVR Payment Date, as defined in the CVR Agreement referred to on the reverse hereof.

Payment of any amounts pursuant to this CVR Certificate shall be made only to the registered Holder (as defined in the CVR Agreement) of this CVR Certificate. Such payment shall be made in the Borough of Manhattan, The City of New York, New York, or at any other office or agency maintained by the Company outside of the City of New York, New York for such purpose, in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, the Company may pay such amounts by wire transfer or check payable in such money. [TRUSTEE] has been initially appointed as Paying Agent at its office or agency in the Borough of Manhattan, The City of New York, New York.

Reference is hereby made to the further provisions of this CVR Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this CVR Certificate shall not be entitled to any benefit under the CVR Agreement, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

COMMUNITY HEALTH SYSTEMS, INC.

By:
Name:
Title:
Dated:

Attest:
Authorized Signature

[Form of Reverse of CVR Certificate]

1. This CVR Certificate is issued under and in accordance with the Contingent Value Rights Agreement, dated as of [—], 2013 (the “CVR Agreement”), by and between the Company and [—], a [—], as trustee (the “Trustee,” which term includes any successor Trustee under the CVR Agreement), and is subject to the terms and provisions contained in the CVR Agreement, to all of which terms and provisions the Holder of this CVR Certificate consents by acceptance hereof. The CVR Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the CVR Agreement for a full statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the CVRs. All capitalized terms used in this CVR Certificate without definition shall have the respective meanings ascribed to them in the CVR Agreement. Copies of the CVR Agreement can be obtained by contacting the Trustee.

2. In the event of any conflict between this CVR Certificate and the CVR Agreement, the CVR Agreement shall govern and prevail.

3. Subject to the terms and conditions of the CVR Agreement, on the CVR Payment Date, the Company shall pay to the Trustee, for the benefit of the Holder hereof as of the applicable record date, for each CVR represented hereby, the CVR Payment Amount.

4. Payment of any amounts pursuant to the CVRs, if any, shall be payable by the Company in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, the Company may pay such amounts by its check or wire transfer payable in such money. [TRUSTEE] has been initially appointed as Paying Agent at its office or agency in the Borough of Manhattan, The City of New York.

5. If a Breach occurs and is continuing, either the Trustee may or the Acting Holders, by notice in writing to the Company and to the Trustee shall, bring suit in accordance with the terms and conditions of the CVR Agreement to protect the rights of the Holders, including to obtain payment of all amounts then due and payable, with interest at the Breach Interest Rate from the date of the Breach through the date payment is made or duly provided for.

6. No reference herein to the CVR Agreement and no provision of this CVR Certificate or of the CVR Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay any amounts determined pursuant to the terms hereof and of the CVR Agreement at the times, place and amount, and in the manner, herein prescribed.

7. As provided in the CVR Agreement and subject to certain limitations therein set forth, the transfer of the CVRs represented by this CVR Certificate is registrable on the Security Register, upon surrender of this CVR Certificate for registration of transfer at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new CVR Certificates, for the same amount of CVRs, shall be issued to the designated transferee or transferees. The Company hereby initially designates the office of [TRUSTEE] at [—] as the office for registration of transfer of this CVR Certificate.

8. As provided in the CVR Agreement and subject to certain limitations therein set forth, this CVR Certificate is exchangeable for one or more CVR Certificates representing the same number of CVRs as represented by this CVR Certificate as requested by the Holder surrendering the same.

9. No service charge shall be made for any registration of transfer or exchange of CVRs, but the Company may require payment of a sum sufficient to cover any documentary, stamp or similar tax or other similar governmental charge payable in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 3.4, 3.6 or 6.6 of the CVR Agreement not involving any transfer.

10. Prior to the time of due presentment of this CVR Certificate for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this CVR Certificate is registered as the owner hereof for all purposes, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

11. Neither the Company nor the Trustee has any duty or obligation to the Holder of this CVR Certificate, except as expressly set forth herein or in the CVR Agreement.

12. As provided in the CVR Agreement and subject to certain limitations therein set forth, the rights of the Holder of this CVR Certificate shall terminate on the CVR Payment Date.

13. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. THIS CVR CERTIFICATE AND THE CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR CERTIFICATE AND THE CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR CERTIFICATE AND THE CVR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR CERTIFICATE AND THE CVR AGREEMENT OR AS AN INDUCEMENT TO ACCEPT THIS CVR CERTIFICATE) OR THE SECURITIES, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR CERTIFICATE AND THE CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR CERTIFICATE AND THE CVR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR CERTIFICATE AND THE CVR AGREEMENT OR AS AN INDUCEMENT TO ACCEPT THIS CVR CERTIFICATE), OR THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. ANY CONTROVERSY WHICH MAY ARISE UNDER THE CVR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE HOLDERS BY ACCEPTANCE OF THIS CVR CERTIFICATE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE CVR AGREEMENT OR THE SUBJECT MATTER THEREOF. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS CVR AGREEMENT, IN NO EVENT SHALL THE COMPANY BE RESPONSIBLE TO ANY HOLDER FOR ANY CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the CVR Certificates referred to in the within-mentioned CVR Agreement.

[—], as the Trustee

By:
Authorized Signatory

Dated:

ANNEX C

[LETTERHEAD OF MORGAN STANLEY & CO. LLC]

July 29, 2013

Board of Directors

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, FL 34108

Members of the Board:

We understand that Health Management Associates, Inc. (the “Company”), Community Health Systems, Inc. (the “Buyer”) and FWCT-2 Acquisition Corporation, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 29, 2013 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Class A common stock, par value $0.01 per share (the “Company Common Stock”) of the Company, other than shares held in treasury or held by the Buyer, Acquisition Sub or any direct or indirect wholly owned subsidiary of the Company or the Buyer, or as to which dissenters’ rights have been perfected, will be converted into the right to receive (i) $10.50 per share in cash (the “Cash Consideration”); (ii) 0.06942 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”), subject to adjustment in certain circumstances (the “Stock Consideration”); and (iii) one contingent value right to be issued by the Buyer (the “CVR”) in accordance with a CVR Agreement (as defined in the Merger Agreement) (the “CVR Consideration”, and collectively with the Cash Consideration and the Stock Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement, the draft commitment letters from certain lenders substantially in the form of the drafts dated July 29, 2013 (the “Commitment Letters”) and certain related documents; and

13)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; and (iii) the validity of, and risks associated with, the Company’s and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. As discussed with you, we did not take into account the CVR Consideration in our analyses. In addition, we express no opinion as to the terms of the CVR Agreement or the CVR or as to whether any amount payable with respect to the CVR will be paid. We are not legal experts, and for purposes of our analysis we have not made any assessment of the status of any outstanding litigation involving the Company (including the Existing Litigation (as defined in the CVR Agreement)) or the Buyer and have excluded the effects of any such litigation in our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Company and the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company, and any related registration statement that the Buyer, is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock or the CVR will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Edward A. Smith
Edward A. Smith Managing Director

ANNEX D

[LETTERHEAD OF LAZARD FRÈRES & CO. LLC]

November 12, 2013

The Board of Directors

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, FL 34108

Dear Members of the Board:

We understand that Health Management Associates, Inc., a Delaware corporation (“Company”), Community Health Systems, Inc., a Delaware corporation (“Buyer”), and FWCT-2 Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), entered into the Agreement and Plan of Merger, dated as of July 29, 2013 (the “Merger Agreement”), as amended by the Amendment and Consent to Agreement and Plan of Merger by and among Company, Buyer and Merger Sub, dated as of September 24, 2013 (the “Amendment” and, together with the Merger Agreement, the “Agreement”), pursuant to which Buyer will acquire Company (the “Transaction”). Pursuant to the Agreement, Merger Sub will be merged with and into Company and each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”), other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock, held in treasury by Company or held by Buyer or Merger Sub or any direct or indirect wholly owned subsidiary of Company or Buyer (such holders, collectively, “Excluded Holders”), will be converted into the right to receive (i) $10.50 in cash (the “Cash Consideration”), (ii) 0.06942 shares of the common stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”) (such number of shares so issuable, the “Stock Consideration”), and (iii) one contingent value right to be issued by Buyer (the “CVR”) in accordance with the CVR Agreement (as defined in the Agreement) (the “CVR Consideration” and, together with the Cash Consideration and the Stock Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company and Buyer;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company and provided to us by Buyer relating to the business of Buyer;

(iv)	Held discussions with members of the senior managements of Company and Buyer with respect to the businesses and prospects of Company and Buyer, respectively, and reviewed the projected synergies, including the amount and timing thereof, anticipated by the management of Buyer to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Buyer, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock and Buyer Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Buyer based on the financial forecasts referred to above relating to Company and Buyer; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or Buyer or concerning the solvency or fair value of Company or Buyer, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and Buyer. At your direction, for purposes of our analyses we utilized the “base case” financial forecasts provided by management with respect to the anticipated future performance of Company, and not the “upside case.” We note that we have only been provided with limited financial forecasts of Buyer relating to the business of Buyer. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock or Buyer Common Stock or the CVR may trade at any time subsequent to the date hereof. The Agreement was executed prior to our retention by the Company and we did not participate in the negotiation of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company, nor were we requested to consider, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Buyer or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the terms of the CVR Agreement and the CVR and whether any amount will be payable under the CVR. We are not legal experts, and we express no view or opinion as to, nor have we made any assessment of the status of, any outstanding litigation or investigations involving Buyer or Company (including the Existing Litigation (as defined in the CVR Agreement)) and our analysis excludes the effects of any such litigation or investigations. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, (i) the CVR Consideration or (ii) the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) was retained on September 24, 2013 to act as financial advisor to the Board of Directors of Company in connection with the Transaction. Lazard has and will receive fees for such services, a portion of which was payable upon Lazard’s engagement and a substantial portion of which is payable upon the earliest to occur of (i) the mailing of the definitive proxy statement for the Transaction, (ii) the expiration of our engagement and (iii) the termination of our engagement by you. In addition, in the ordinary course, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of Company, Buyer and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours, LAZARD FRÈRES & CO. LLC

By	/s/ Jason R. Bernhard
Jason R. Bernhard Managing Director

Annex E

[LETTERHEAD OF UBS SECURITIES LLC]

November 12, 2013

The Board of Directors

Health Management Associates, Inc.

5811 Pelican Bay Boulevard

Suite 500

Naples, Florida 34108-2710

Dear Members of the Board:

We understand that Health Management Associates, Inc., a Delaware corporation (“HMA” or the “Company”), has entered into an agreement whereby Community Health Systems, Inc., a Delaware corporation (“CHS”), will effect a merger involving the Company. Pursuant to the terms of the Agreement and Plan of Merger, dated as of July 29, 2013, as amended by the Amendment and Consent to Agreement and Plan of Merger, dated as of September 24, 2013 (as so amended, the “Agreement”), by and among the Company, CHS and FWCT-2 Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of CHS (“Sub”), the Company will become a wholly-owned subsidiary of CHS (the “Transaction”). Pursuant to the terms of the Agreement, each issued and outstanding share of Class A common stock, par value of $0.01 per share, of the Company (“Company Common Stock”), will be converted, subject to certain exceptions, into the right to receive (i) 0.06942 shares of the common stock, par value $0.01 per share, of CHS (“CHS Common Stock” and, such fractional shares of CHS Common Stock, the “Stock Consideration”), (ii) $10.50 in cash (the “Cash Consideration”) and (iii) one contingent value right (“CVR”) to be issued by CHS subject to and in accordance with the CVR Agreement (as defined below) (the “CVR Consideration” and, collectively with the Stock Consideration and the Cash Consideration, the “Consideration”).

The terms and conditions of the Transaction are more fully set forth in the Agreements (as defined below).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors in connection with the Transaction and has and will receive fees for its services, which fees are payable in connection with this opinion and are not contingent upon consummation of the Transaction. In the past two years, (i) neither UBS nor its affiliates have provided investment banking services to the Company or CHS unrelated to the proposed Transaction, and (ii) UBS has provided investment banking services to Glenview Capital Management L.P. and certain of its affiliates (collectively, “Glenview”), for which UBS received compensation, including having acted as financial advisor to Glenview in connection with its consent solicitation to replace the board of directors of HMA in August 2013. In addition, UBS or an affiliate may participate in a financing for CHS in connection with the financing of the Transaction, for which UBS or an affiliate would expect to receive compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and CHS and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. The Agreement was executed prior to our retention by the Board of Directors and we did not participate in the negotiation of the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. We have not been asked to, nor do we, offer any opinion as to the terms of the Agreements or any related documents or the form of the Transaction, including any views regarding the terms of the CVR or value of the CVR Consideration, other than our opinion with respect to the Consideration to the extent expressly specified herein. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of CHS Common Stock or the CVRs will be when issued pursuant to the Transaction or the prices at which CHS Common Stock, Company Common Stock or the CVRs will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Agreements will comply with all material terms of the Agreements, and (ii) the Transaction will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, CHS or the Transaction. We have not been authorized to solicit and have not solicited indications of interest in a transaction with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and CHS, including certain Wall Street consensus financial forecasts and estimates for each of the Company and CHS; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including a set of financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of CHS that were not publicly available, including financial forecasts and estimates prepared by the management of CHS that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain publicly available estimates of synergies prepared by the management of CHS that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and CHS concerning the businesses and financial prospects of the Company and CHS; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of Company Common Stock and CHS Common Stock; (ix) considered certain pro forma effects of the Transaction on CHS’s financial statements; (x) reviewed the Agreement; (xi) reviewed the Contingent Value Rights Agreement, by and among the Company, CHS and Sub, dated as of July 29, 2013 (the “CVR Agreement” and, together with the Agreement, the “Agreements”); (xii) reviewed the Registration Statement on Form S-4 of Community Health Systems Inc., filed with the Securities and Exchange Commission on September 25, 2013; and (xiii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or CHS, including any valuation of the CVR Consideration, in particular, nor have we been furnished with any such evaluation or appraisal. We express no view or opinion as to, nor have we made any assessment of the status of, any litigation or investigations involving the Company or CHS (including the Existing Litigation (as defined in the CVR Agreement)) and our analysis excludes the effects of any such litigation or investigations. With respect to the financial forecasts and estimates of each company referred to above, including, with respect to the Company, the set of financial forecasts and estimates referred to above that you have directed us to utilize for purposes of our analysis, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future financial performance of their respective company; provided, however, that such financial forecasts and estimates for the Company exclude the effects of any pending or threatened litigation or investigation, or any potential settlements thereof. With respect to the synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting reasonable estimates and judgments as to such future synergies. With respect to the pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and CHS as to such pro forma effects, given the estimated synergies reflected therein. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/ UBS Securities LLC
UBS SECURITIES LLC

ANNEX F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights. (8 Del. Code § 262)

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Limitation on Liability of Directors. Pursuant to authority conferred by Section 102 of the DGCL, Article SIXTH of the CHS Charter eliminates the personal liability of CHS’s directors to CHS or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted under the law of the State of Delaware, including the DGCL. Article SIXTH further provides that any future amendment to or repeal of its terms will not adversely affect any right or protection of any director of CHS with respect to acts or omissions of such director occurring prior to such repeal or amendment. Article SIXTH also incorporates any future amendments to Delaware law which further eliminate or limit the liability of directors.

Indemnification and Insurance. In accordance with Section 145 of the DGCL, which allows and, in some cases, requires the indemnification of directors and officers under certain circumstances, Article SEVENTH of the CHS Charter and certain provisions of the CHS By-laws grant CHS’s directors and officers a right to indemnification for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (i) by reason of the fact that they are or were directors or officers of CHS or (ii) by reason of the fact that, while they are or were directors or officers of CHS, they are or were serving at the request of CHS as directors or officers of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Section 5 of Article VI of the CHS By-laws further provides for advancement of expenses to such indemnified persons.

Insurance. The CHS By-laws authorize CHS to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of CHS, or is or was serving at the request of CHS as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not CHS would have the power to indemnify such person against such liability under the provisions of the CHS By-laws. CHS has obtained insurance policies insuring CHS’s directors and officers against certain liabilities.

CHS has entered into Indemnification Agreements (the “Indemnification Agreements”) with its directors and executive officers. One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the “Indemnitees”) may receive indemnification. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification for claims arising out of or in connection with the service of Indemnitee as a director or officer of CHS or of an affiliate. In the case of an action or proceeding other than an action by or in the right of CHS or CHS/Community Health Systems, Inc., the Indemnification Agreements provide that Indemnitee is entitled to indemnification for claims relating to (i) the fact that Indemnitee is or was an officer or director of CHS or any other entity which Indemnitee is or was or will be serving at the request of CHS or CHS/Community Health Systems, Inc., or (ii) anything done or not done by Indemnitee in any such capacity. In the case of an action by or in the right of CHS or CHS/Community Health Systems, Inc., the Indemnification Agreements provide that Indemnitee is entitled to indemnification for claims relating to (i) the fact that Indemnitee is or was an officer or director of CHS or any affiliate or (ii) anything done or not done in such capacity. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the CHS Charter or the CHS By-laws, or otherwise. In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 29, 2013, by and among Health Management Associates, Inc., Community Health Systems, Inc. and FWCT-2 Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to CHS’s Current Report on Form 8-K filed on July 30, 2013)*

2.2	Amendment and Consent to Agreement and Plan of Merger, dated as of September 24, 2013, by and among Health Management Associates, Inc., Community Health Systems, Inc. and FWCT-2 Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to CHS’s Current Report on Form 8-K filed on September 25, 2013)

3.1	Form of Restated Certificate of Incorporation of Community Health Systems, Inc. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 4 to CHS’s Registration Statement on Form S-1/A filed on June 8, 2000)

3.2	Certificate of Amendment to the Restated Certificate of Incorporation of Community Health Systems, Inc. (incorporated herein by reference to Exhibit 3.2 of CHS’s Current Report on Form 8-K filed on May 20, 2010)

3.3	Amended and Restated By-laws of Community Health Systems, Inc. (incorporated herein by reference to Exhibit 3(ii).1 to CHS’s Current Report on Form 8-K filed on February 29, 2008)

4.1	Form of Community Health Systems, Inc. common stock certificate as amended February 1, 2001 (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to CHS’s Registration Statement filed on Form S-1/A filed on May 2, 2000)

4.2	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 10.1 to CHS’s Current Report on Form 8-K filed on July 30, 2013)

5.1	Opinion of Kirkland & Ellis LLP regarding the validity of the securities to be issued in the merger**

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)**

24.1	Power of Attorney**

99.1	Form of HMA Proxy Card

99.2	Consent of Morgan Stanley & Co. LLC

99.3	Consent of Lazard Frères & Co. LLC

99.4	Consent of UBS Securities LLC

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.
**	Previously filed.

(c) Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the undersigned’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) that every prospectus: (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(10) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on November 18, 2013.

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wayne T. Smith Wayne T. Smith	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	November 18, 2013

* W. Larry Cash	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	November 18, 2013

* Kevin J. Hammons	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 18, 2013

* John A. Clerico	Director	November 18, 2013

* James S. Ely III	Director	November 18, 2013

* John A. Fry	Director	November 18, 2013

* William Norris Jennings, M.D.	Director	November 18, 2013

* Julia B. North	Director	November 18, 2013

* H. Mitchell Watson, Jr.	Director	November 18, 2013

*By:	/s/ Wayne T. Smith
Wayne T. Smith
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 29, 2013, by and among Health Management Associates, Inc., Community Health Systems, Inc. and FWCT-2 Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to CHS’s Current Report on Form 8-K filed on July 30, 2013)*

2.2	Amendment and Consent to Agreement and Plan of Merger, dated as of September 24, 2013, by and among Health Management Associates, Inc., Community Health Systems, Inc. and FWCT-2 Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to CHS’s Current Report on Form 8-K filed on September 25, 2013)

3.1

Form of Restated Certificate of Incorporation of Community Health Systems, Inc. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 4 to CHS’s Registration Statement on

Form S-1/A filed on June 8, 2000)

3.2	Certificate of Amendment to the Restated Certificate of Incorporation of Community Health Systems, Inc. (incorporated herein by reference to Exhibit 3.2 of CHS’s Current Report on Form 8-K filed on May 20, 2010)

3.3	Amended and Restated By-laws of Community Health Systems, Inc. (incorporated herein by reference to Exhibit 3(ii).1 to CHS’s Current Report on Form 8-K filed on February 29, 2008)

4.1	Form of Community Health Systems, Inc. common stock certificate as amended February 1, 2001 (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to CHS’s Registration Statement filed on Form S-1/A filed on May 2, 2000)

4.2	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 10.1 to CHS’s Current Report on Form 8-K filed on July 30, 2013)

5.1	Opinion of Kirkland & Ellis LLP regarding the validity of the securities to be issued in the merger**

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)**

24.1	Power of Attorney**

99.1	Form of HMA Proxy Card

99.2	Consent of Morgan Stanley & Co. LLC

99.3	Consent of Lazard Frères & Co. LLC

99.4	Consent of UBS Securities LLC

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.
**	Previously filed.